3/19

07021936

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypo Real Estate

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34748 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

OICF/BY: dlw
DAT : 3/20/07

Hypo Real Estate

GROUP

RECEIVED

AR/S
12-31-06



Annual Report 2006

Financial Highlights

		2006	2005
Operating performance			
Net income/loss before taxes	in € million	571	443
Net income/loss[1]	in € million	429	334
Earnings per share[1]	in €	3.20	2.49
Key ratios			
Return on equity after taxes[1]	in %	9.9	8.1
Cost-income ratio (based on operating revenues)	in %	31.0	33.5
Balance sheet figures		31.12.2006	31.12.2005
Total assets	in € billion	161.6	152.3
Equity (excluding revaluation reserve)	in € billion	4.9	4.5
Key capital ratios compliant with BIS rules			
Core capital[2]	in € billion	4.6	4.4
Equity funds[2]	in € billion	6.6	6.3
Risk assets	in € billion	66.4	56.3
Core capital ratio[2]	in %	7.0	7.8
Equity funds ratio[2]	in %	9.3	10.8
Personnel			
Employees		1,229	1,233
Portfolio figures			
New real estate financing business	in € billion	26.6	22.3
Volume of international real estate financing	in € billion	39.1	32.5
Volume of German real estate financing	in € billion	34.3	32.6
Volume of state financing	in € billion	60.1	62.1[3]

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution
[3] Including public sector financing of Hypo Public Finance Bank, Dublin, for the first time

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolut figures. The previous year figures used in this report have been adjusted to the business segments Hypo Real Estate International und Hypo Public Finance Bank which have been redefined as a result of the reorganisation of the Group.

Responsibility, integrity and professionalism

The Hypo Real Estate Group's business principles apply to all units within the Group and constitute an essential factor for its success in business. A transparent structure, clearly communicated business goals and their resolute attainment create real shareholder value. Hypo Real Estate Group's foremost aim is to provide its shareholders with an attractive return on their investment.

Communications Hypo Real Estate Group places great emphasis on transparency and credibility. An essential prerequisite for this is an open and clear communication policy, both internally with respect to employees and externally with respect to customers, shareholders and capital markets.

Sustainability Hypo Real Estate Group is dedicated to its customers' satisfaction. The Group provides high-quality professional transaction banking and strives to expand its competitive edge through excellent service and optimum customer benefit. The Group's units have set themselves the goal of a long-term, sustainable creation of value. They aim to be the best, not the biggest.

Employees Sustainable success is only achievable through competent and motivated employees. Hypo Real Estate Group's management and staff can point to years of experience and profound product know-how. The Group embraces the performance principle, rewarding performance that is above average. In return, it expects loyalty, integrity, responsibility, dedication, flexibility and personal mobility from its employees. Also, teamwork and respect for one's colleagues are part of the corporate culture. A low rate of staff turnover is the mark of a working climate which leaves room for entrepreneurial behaviour and offers sufficient career opportunities. Its success has made Hypo Real Estate Group an attractive employer for top-notch professionals. Because the Group operates throughout the world, the corporate language is English. Therefore, a good command of the language and the ability to overcome language barriers is a necessity. The internationality of its staff means that "multicultural" is not just a phrase here, but is indeed a reality.

Risk-consciousness In order to be successful in the long term and to achieve a high profitability, an efficient risk management is necessary. For this reason, the Group feels obligated to those customers and markets that fulfill its expectations as to risk and return.

Ethical standards For a bank, a good reputation is indispensable. Integrity and reliability are conditions for creating trust and for earning it. This applies to customers, to employees and to other stakeholders with which the company is involved. Hypo Real Estate Group expects its employees to conform to high ethical standards.

Structure of Hypo Real Estate Group

Hypo Real Estate Holding AG
Munich

Hypo Real Estate Bank International AG
Stuttgart

Hypo Public Finance Bank
Dublin

Hypo Real Estate Bank AG
Munich

Ratings of Hypo Real Estate Group

Ratings

as of December 2006		Moody's	S&P	Fitch Ratings	DBRS
	long-term	A2	A–	–	A
	short-term	P–1	A–2	–	R–1 (low)
Hypo Real Estate Bank International AG	*outlook*	Stable	Stable	–	Stable
	long-term	A3	BBB+	A–	A
	short-term	P–2	A–2	F–2	R–1 (low)
Hypo Real Estate Bank AG	outlook	Stable	Positive	Stable	Stable
	long-term	A2	A–	–	A
	short-term	P–1	A–2	–	R–1 (low)
Hypo Public Finance Bank	outlook	Stable	Stable	–	Stable

Content



Success is a question of attitude. And positioning.

Hypo Real Estate Group has again achieved a very positive result in 2006 with its broad range of products and services. The Group is following a course of consistent growth whereby we are now entering the next phase and continuing to develop our successful business model. We have clear objectives and know by what means and with which structures we can attain these objectives. Our activities in commercial real estate financing, asset finance and asset management have created ideal conditions for our future success.





Taking decisions freely, taking decisive action.



When you maintain your independence on the international market, you are free to act in more innovative ways. We intend to continue utilising this freedom in future. It enables us to uncover hidden potential quickly and design more customised solutions. With financial engineering tailored to meet customers' needs, we will continue to translate our expertise into substantial benefits for our customers while further expanding our positions in global competition.



Ambitious targets require a reliable partner.



Anybody who makes promises should keep them – or even better, exceed them. Our 2006 financial results demonstrate our strong commitment to this principle. With a consistent performance, Hypo Real Estate Group has again demonstrated that it is a reliable partner on the market – and that it is an attractive investment for shareholders. Starting with this trust, we will expand the basis of our success next year. We will become an asset finance house, with and for our customers, partners and shareholders.

To our Shareholders



from left to right:
Dr. Paul Eisele
Frank Lamby
Georg Funke, CEO
Dr. Markus Fell
Stephan Bub

Dear shareholders,

the Hypo Real Estate Group can again look back on a successful year. In 2006, we have fully met our economic objectives and have even exceeded them in many areas. As has been the case every year since the spin-off of the Group in 2003, we have again reported growth in operating business, an improved cost-income ratio and rising profitability for the year under review. The Hypo Real Estate Group has again demonstrated what it is capable of.

However, there is still a tremendous amount of potential in this Group. The significantly higher viability of the Group is reflected particularly by new real estate financing business. With € 26.6 billion, we exceeded our (already ambitious) target of approx. € 22 billion by more than € 4 billion last year, not least as a result of a strong final quarter. Including the international financing portfolio of approx. € 3.3 billion acquired from AHBR as well as off-balance-sheet business (securitisation and syndication business) totalling approx. € 2.4 billion, new real estate financing business amounted to € 32.3 billion. In addition, infrastructure- and asset-based financing of approx. € 1.9 billion was acquired at Hypo Public Finance Bank.

The Group structure introduced in the beginning of 2006, pooling the entire international real estate financing business in one segment and establishing Hypo Public Finance Bank as a new pillar of our Group, has accordingly had an appropriate impact. The Hypo Real Estate Group is getting better and better at consistently taking advantage of market potential.

At € 571 million, consolidated earning before taxes – our most important parameter of success – increased by approx. 29 % in 2006 compared with the previous year. Even if a positive effect attributable to a change in the accounting policy for measuring allowances for losses on loans and advances and a negative effect attributable to restructuring expenses are eliminated, net income before taxes amounted to € 558 million. Thus the result was considerably above the original target of at least €530 million, set at the beginning of the year and fully within the target range of € 550 million to € 560 million (which had been revised in the middle of the year). Net income (excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims) improved by 28 % to € 429 million. Accordingly, return on equity after taxes of 9.9 % was comfortably higher than the level of 9 % which we intended to exceed in 2006 for the first time.

These excellent results are primarily the achievement of all employees in our Group, whom I would like to thank again for their considerable achievements – also on behalf of my Management Board colleagues. The creativity and daily commitment of each individual will continue to be the basis of our success in future.

The key factor behind the positive development in earnings was a stronger operating base, which was manifested in the 14 % increase in Group operating revenues to € 1.08 billion. This was due mainly to strong new real estate financing business and the much higher contribution to earnings made by Hypo Public Finance Bank.

At the same time, we continue to keep a tight rein on our costs and have continued to apply our strict risk principles. This was the reason behind the only moderate increase in the main cost items in the year under review. In consequence, the cost-income ratio improved by 2.5 percentage points to 31.0 %. We are satisfied with this as an interim achievement; however, in the medium term, we intend to achieve a cost-income-ratio of less than 28 %.

I am pleased that, in the year under review 2006, we will again be able to allow our shareholders to participate appropriately in the increasing success of the Company in the form of higher dividend payments. The Management Board and Supervisory Board will propose a dividend of € 1.50 per share to the ordinary Annual General Meeting to be held on 23 May 2007. This is equivalent to a dividend increase of 50 % compared with last year's figure of € 1.00. On the basis of this proposal, 46.9 % of the consolidated net income (excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims) would be paid out to shareholders. We have accordingly again been able to meet our promise of achieving a distribution rate of 40 % to 50 %. Hypo Real Estate Holding has accordingly again demonstrated that it feels committed to a dividend-friendly policy.

Last year, all segments contributed to the success of our Group. In international real estate financing business, we have clearly exceeded our original forecast with new business of € 20 billion (excl. AHBR portfolio). Net income before taxes improved by 22 % to € 423 million. In the year under review, the focus was again on expanding our regional presence in order to optimise the risk diversification of our portfolio and to take advantage of business opportunities in promising markets. Accordingly, the acquisition of the international commercial real estate financing portfolio of AHBR was an important step in expanding our presence in our European core markets. The around 140 loans are spread over 13 countries, in particular Great Britain and France. The acquisition had a positive effect on our results in the year under review.

As planned, our new subsidiary in Mumbai started on 1 June 2006; with this subsidiary, we intend to gradually develop the extremely interesting Indian market. We also broke into the market in Singapore in the year under review. We are also focusing to a greater extent on Central and Eastern Europe and Russia – countries in which we stepped up our operations in 2006. Our international presence in real estate financing and public finance was also strengthened by the stake of 2.2 % in Babcock & Brown Ltd. We have enjoyed long-standing business relations with this globally operating investment and consultancy company which is based in Sydney; the relations will be underlined and will become more extensive as a result of the capital stake.

Our business in Germany is also proving to be increasingly positive. In 2006, with € 6.6 billion of new business, the segment Hypo Real Estate Germany exceeded the original forecast by more than one third. The yield of an average of 13 % after taxes achieved in new business demonstrates that our German portfolio can achieve strong growth without any detrimental impact on our strict risk and return criteria. Two and a half years after the resumption of new business, Hypo Real Estate Bank has again become one of the leading players in commercial real estate financing in Germany. The growth in volume has been accompanied by a continuous improvement in the earnings position: In 2006, EBT increased by 22 % to € 169 million in conjunction with a stable margin situation.

The segment Hypo Public Finance Bank has reported a very satisfactory year of business. As a result of the entry into asset based finance – involving a wide range of infrastructure financing – and also as a result of capital market business, we have diversified our Group activities and considerably expanded our value chain. Net income before taxes amounted to € 47 million, and was accordingly much higher than the corresponding figure for the previous year as well as the forecast range.

The first development phase of our Group will come to an end in the year 2007. This phase has been characterised by the rapid expansion of international business in real estate financing, the restructuring of our German portfolio before the originally planned deadline and also the successful resumption of domestic business, the expansion of our value chain by setting up the Public Finance/Capital Markets business, and also by successfully adjusting refinancing to the constantly expanding volume of business. Along with these developments, we have continuously adjusted our Group structure to the dynamic market conditions and have strengthened the confidence of the capital market in our Group by way of an open, reliable and transparent communication policy.

A new development phase is now beginning: We will extend our range of products and services and change our structures in such a way that we will be able to handle more business, boost profitability and further optimise our risk profile. We have a clear objective in mind: At our investor symposium held in October 2006, we announced that we will boost return on equity after taxes in the Group to more than 13 % for the first time in 2009.

How do we intend to achieve this objective?

1. Diversification of asset classes: Our Group will retain its profile as an internationally operating real estate financier. We have identified further considerable growth potential in all markets in Europe, the USA and Asia, which are relevant for us. In addition to financing large-volume commercial real estate, we will also apply our financial engineering know-how to a greater extent to other asset classes. This is because the particular skill of the Hypo Real Estate Group is to structure financing covered by appropriate assets, to finance the arrangements via our balance sheet or where appropriate to place them in the market. The underlying assets can be office buildings, roads, hospitals or even mobile assets. The decisive criterion is that we can reliably forecast the future cash flows generated by these assets.

Accordingly, we will expand our business on the basis of our risk criteria and yield requirements. In 2006, we took initial steps in this direction by entering infrastructure financing and asset-based finance. The risk profile and sources of income of the Group will become spread over a broader base.

2. Strengthening of distribution channels: We will step up the rate of utilising the distribution channels into the secondary markets which we established last year, and will establish them as a key value driver of the Group. This is particularly applicable for securitisation. In the previous history of the Hypo Real Estate Group, we initially had to complete the process of restructuring in Germany and then to constantly expand the financing portfolio to such an extent that the Group's capital is completely tied up. In future, it will be even more important to allocate capital consistently to take advantage of the best yield opportunities. This means that, in addition to the traditional buy-and-hold strategy, we will increasingly adopt a buy-and-distribute strategy.

3. Expansion of asset management: Asset management will have an increasingly important role to play in the expansion of our value chain. We consider this to involve products which enable financing risks with real estate as the underlying asset to be managed for third parties. We are already conducting this business successfully: The year 2006 has seen the development of innovative products at Hypo Real Estate Bank International and also at Hypo Public Finance Bank. This year, we intend to expand these innovative products to achieve higher volumes and broader applications for customers.

4. Establishment of active portfolio management: We will establish Group-wide active portfolio management at Hypo Real Estate Holding: the aim is to optimise the risk and return profile of the existing portfolio. Management is also responsible for defining the risk strategy and managing the portfolios in accordance with limits. The individual portfolios have previously been managed from the operating entities.

With these strategic measures, the Hypo Real Estate Group will gradually develop away from being a real estate financier and become an asset finance house. In order to ensure that we take account of this development in our organisation, we introduced new segmentation for our Group activities at the beginning of 2007.

The distinction between domestic and international business in real estate lending will be discontinued, and a new reporting segment "Commercial Real Estate" will be created for world-wide real estate financing. The distinction between domestic and international activities was important at the beginning of the Hypo Real Estate Group and also during the phases of restructuring and establishing new business in Germany, as it enabled investors and analysts to trace the operational progress made in our domestic market in a transparent manner. Germany will continue to be a major market for the Hypo Real Estate Group, but only one of several strategic core markets. Separate management and a separate reporting segment are thus no longer necessary.

The second segment of the Group will be known as "Asset Finance & Asset Management", and will be responsible for the entire distribution activities. For this purpose, Hypo Public Finance Bank will extend its activities and cover capital markets and asset management. This segment will also be responsible for taking out loans earmarked for placement in line with the buy-and-distribute strategy.

This new Group structure will result in a clear division of labour. Sales is responsible for the worldwide new real estate financing business of the Group. After new business has been acquired, it is either forwarded to the distribution channel or entered in the balance sheet of the bank and managed under central portfolio management. The Holding company is responsible for managing and monitoring the entire portfolio and also for central risk management.

In the process of implementing the necessary steps and measures, we will rely on those properties which have characterised the Hypo Real Estate Group right from the very beginning: Flexibility, speed of implementation, competence and care. By expanding the Holding Management Board to include a further three deputy members on 1 February 2007, we have recognised also at the highest management level the strategic further development and the associated aim of steering the Group on a Group-wide basis out of the Holding.

The year 2007 will constitute an intermediate stage for implementing the extended business model for our Group. On the basis of the very good business in 2006 and the encouraging operational development in the initial weeks of the current year, we are optimistic that the Hypo Real Estate Group will again achieve records in terms of results and return. We expect to see the positive development in business continue, and aim to achieve consolidated net income before taxes of at least € 680 million. This improvement in earnings will be the basis of ensuring that return on equity after taxes will be within the range of 11 % and 12 % which has been communicated for a long time. We consider that new business in real estate financing and infrastructure/ asset-based finance will account for at least € 25 billion (excl. securitisation and syndication).

The Management Board is confident that the success story of our Group will continue. This will require clear objectives and the appropriate means for attaining these objectives. We have both of these. The Hypo Real Estate Group will consistently utilise its asset-based finance know-how in the course of the next few years and continue to monitor the constant growth in enterprise value. I would be pleased if you, dear shareholders, would continue to accompany us in the next stage of our Group's life.

Kind regards

Munich, February 2007

Georg Funke
CEO



from left to right:
Dr. Pieter Korteweg
Robert H. Mundheim
Professor Dr. Klaus Pohle
Kurt F. Viermetz, Chairman
Antoine Jeancourt-Galignani
Dr. Frank Heintzeler

Dear shareholders,

please allow us to remind you first of all that our revered colleague Dr. Ferdinand Graf von Ballestrem passed away on 30 September 2006. Dr. Graf von Ballestrem actively supported our Company right from the very beginning and enhanced and encouraged our successful development. We would again like to take this opportunity of expressing our gratitude for his valuable work in the Supervisory Board and for the Company.

We are pleased to report a positive conclusion for the year 2006. Externally, the year may well appear to be somewhat less spectacular than was the previous year. It was characterised by intensive and also successful work in a market climate which was difficult in certain cases. The Hypo Real Estate Group has made major progress during this period. Its position in the international segment has been expanded further, national business advanced appreciably, and with Hypo Public Finance Bank we have succeeded in establishing an extended range of products. The Company's shares have also achieved a positive performance, advancing 8.6%. Last year, the Supervisory Board again became intensively involved with the corresponding strategic and operational issues, advised the Management Board and monitored its management. The Supervisory Board was notified by the Management Board regularly, promptly and with appropriate details regarding the economic and financial development, business policy and planning, strategy, risk management and special issues of particular importance. Outside the meetings, the Management Board reported in writing on issues of considerable importance. In addition, the Chairman of the Management Board and the Chairman of the Supervisory Board constantly discussed significant developments and necessary decisions. Working relations between the Management Board and Supervisory Board were always intense, close and based on the principle of mutual trust.

Work in the committees

There were regular reports concerning the work of the committees in the Supervisory Board. The Nomination Committee met on three occasions in 2006, namely on 25 January, 6 September and 13 December. In the January meeting, the discussions focused on Management Board compensation, the bonus decision and the targets for 2006 for the Management Board. The meeting also discussed the review of the Supervisory Board compensation and the adjustment to normal levels for the sector, where the members of the committee are still of the opinion (contrary to the recommendations of the German Corporate Governance Code) that fixed compensation is more likely to serve the Company's interests than a variable form of compensation. A corresponding proposal was submitted to the plenary meeting, was then jointly submitted with the Management Board to the Annual General Meeting and was then approved by the Annual General Meeting.

The meeting in September intensively considered issues of business strategy and long-term succession planning. These issues were again considered in the meeting on 13 December 2006, and further points were added.

Nomination Committee
Kurt F. Viermetz (Chairman)
Dr. Pieter Korteweg
Robert H. Mundheim
Prof. Dr. Klaus Pohle

The Audit Committee met on seven occasions in the year under review. The work of this committee focussed on monitoring accounting and the audit of the financial statements for 2005 and the interim financial statements as well as the corresponding reports. In the meeting held on 28 March 2005, the consolidated financial statements and the individual financial statements were reviewed in preparation for being adopted by the Supervisory Board, and were discussed with the auditor KPMG and the Management Board. Internal Audit also reported on the results of its audits. The audit review of the interim reports for the relevant previous quarters were on the agenda in the meetings held on 3 May, 8 August and 7 November 2006. The results were analysed in relation to specific segments, and discussed with the Management Board. One of the aims of the Audit Committee was to expand the risk control function in the Group in a structured manner in order to keep up with the increasing requirements of the expanding business.

The meeting on 7 July 2006 focused on reconciliation and harmonisation of the data processing systems in the Group. On 6 September 2006, strategies for optimising the portfolio and also the risk policy were discussed. On 13 December 2006, a joint in-depth discussion was held with the auditor with regard to the existing audit result concerning the effectiveness of the existing controls in the lending process, in trading activities as well as in Treasury management. The approaches and key aspects of the audit proposed by the auditor were also discussed.

Audit Committee
Prof. Dr. Klaus Pohle (Chairman)
Dr. Ferdinand Graf von Ballestrem (until 30 September 2006)
Dr. Frank Heintzeler (from 14 November 2006)
Antoine Jeancourt-Galignani

Work in the Supervisory Board

There were five regular meetings of the Supervisory Board plenary session in 2006. In addition, there were three extraordinary meetings for discussing issues which were set at short notice. The meeting on 25 January 2006 mainly discussed the Management Board compensation and the objectives for 2006 as well as the budget for 2006 and the three-year plan. In addition, the proposed dividend of € 1.00 per share was adopted on the basis of the provisional figures for financial 2005 which were also discussed in this meeting.

In the meeting held on 28 March 2005, the Supervisory Board discussed the consolidated financial statements and the annual financial statements with the Management Board and KPMG, and subsequently adopted them on the basis of the proposal of the Audit Committee. For the agenda of the Annual General Meeting, the Supervisory Board adopted the proposal for introducing a stock compensation scheme which would have allowed the variable compensation of the members of the Management Board and staff in senior executive and key positions to be tied to a greater extent to the loyalty of such persons to the Group and also to the development of the results and the the performance of the share price. Unfortunately, the programme did not achieve the necessary majority in the Annual General Meeting.

In the extraordinary meetings held on 13 and 16 June 2006, the Supervisory Board considered current issues, and also approved the acquisition of the international real estate financing portfolio of Allgemeine Hypothekenbank Rheinboden.

The regular meeting held on 7 July 2006 discussed in particular the results of the Annual General Meeting, the rating talks, the risk reports as well as credit limits for individual countries. The meeting held on 6 September 2006 discussed the strategic focus of the Hypo Real Estate Group with regard to the subjects of cross-border positioning, sales and marketing with the Management Board.

With regard to the vacant position formerly occupied by Dr. Ferdinand Graf von Ballestrem, the Supervisory Board at the beginning of October 2006 discussed the issue of succession on the occasion of an extraordinary meeting, and in the same month succeeded in recruiting Dr. Frank Heintzeler, the former spokesman of the Management Board of Baden-Württembergische Bank AG and former president of the Federal Association of German Banks. At the application of the Company, Dr. Heintzeler was appointed by the commercial register court, Munich on 14 November 2006. He is a recognised banking expert, an investment banker and lawyer of many years' experience and will strengthen our plenary meetings. His court appointment is to be replaced by election in the course of the next Annual General Meeting.

On 13 December, the plenary meeting adopted the statement of compliance with regard to the German Corporate Governance Code for 2006, and discussed the forecasts for the year end. Further subjects were measures planned by the Management Board with regard to optimising the central management structure in the Group as well as the placement of a REIT by Hypo Real Estate Capital Corporation in New York.

Annual General Meeting

The Annual General Meeting of Hypo Real Estate Holding AG was held on 8 May 2006 in the International Congress Center (ICM) in Munich. One year after the first payment of a dividend, the Annual General Meeting adopted a resolution to pay a dividend of € 1.00 per share, which is equivalent to a pay-out ratio of approx. 42 %. The Supervisory Board is pleased that this ratio was attained in financial 2005, and wishes to underline its commitment for appropriately high dividends.

The attendance of approx. 40 % was very much higher than the corresponding previous year figure of approx. 28 %. However, the participation media such as a live broadcast and voting via the Internet which were introduced for the first time overall did not encounter a significant degree of acceptance, although the procedures were set up extremely comprehensive in the interests of the shareholders. Further information can be found in the Corporate Governance report on page 21.

Corporate Governance

The further development of the Corporate Governance principles of the Company was also a regular subject of discussion at the meetings. The Supervisory Board has checked that the Company complied with the recommendations and proposals in accordance with the statement of compliance set out in section 161 of the Aktiengesetz (German Stock Corporation Law) on 15 December 2005 in the year under review. The statement of compliance of the Supervisory Board and Management Board, renewed on 13 December 2006, is set out in the Corporate Governance report on page 22.

The Supervisory Board of Hypo Real Estate Holding AG and its committees carried out its efficiency audits in December 2006. The Nomination Committee and the Audit Committee as well as the plenary meeting openly discussed the subjects of independence/qualification, information/meetings, conflicts of interests, structure and chairman. On the whole, all members are satisfied with the method of working in the Supervisory Board. The structure with the two committees is considered to be efficient and appropriate. The results were discussed with the Management Board.

Comment according to Sec. 171 Para. 2 Sent. 2 German Stock Corporation Act (AktG)

According to Sec. 171 Para. 2 Sent. 2 AktG the Supervisory Board comments as follows on the information provided in the financial review (page 40) on the basis of Sec. 289 Para. 4 and 315 Para. 4 German Commercial Code (HGB):

The subscribed capital consists exclusively of ordinary shares. The Annual General Meeting in May 2005 had resolved on the conversion of the former 3,638,400 preference shares into ordinary shares against payment of a conversion premium. The provision in the articles of association providing for a simple majority to change the articles of association gives greater flexibility to the Company and the Annual General Meeting and represents general practice in stock corporation law.

The authorised capital granted by the Annual General Meeting in June 2004 provides the Company with the necessary instruments for capital increases at short notice – irrespective of the annual cycle for Annual General Meetings. The terms and conditions largely represent general practice. The shareholders' pre-emptive rights may be excluded, if certain requirements are met, for capital increases against contributions in cash as well as in kind. This further increases the Company's flexibility. For capital increases against contribution in kind the value of the object contributed must be adequate to the value of the shares. Both for the utilisation of the authorised capital and for the exclusion of preemptive rights the Supervisory Board's approval must be obtained.

Also the contingent capital with a size of 10% of the subscribed capital granted by the Annual General Meeting in June 2004 and the authorisation to purchase up to 10% of treasury shares granted by the Annual General Meeting in May 2006 increase the scope for action and round off the Company's options for obtaining finance. Both authorisations represent general practice.

The change of control clause in the CEO's service agreement was introduced in view of the uncertain ownership situation in the months before or during the time of the spin-off from Bayerische Hypo- und Vereinsbank AG. Further detail is provided in the compensation report (page 23).

Adoption of the financial statements

As in previous years, the Annual General Meeting of 8 May 2006 appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, as the auditor. Ahead of its proposal, the Audit Committee and Supervisory Board obtained confirmation of the independence of the auditor. Both bodies were satisfied with the qualifications, the audit approach and extent of control of the auditor in previous years, and there was accordingly no reason for an in-depth discussion of the proposal of other auditors to be submitted to the Annual General Meeting. The auditor KPMG has audited the annual financial statements prepared by the Management Board and the management report with its risk report, and has issued an unqualified auditor's opinion. This is also applicable for the consolidated financial statements and the Group management report. Within the framework of its audit duties, the auditor also assessed the monitoring systems for early recognition of risks which exist at the Company. The auditor has confirmed that the methods defined by the Company for managing, recognising and monitoring the risks taken on by the Group are appropriate, and that the management reports for the Company and the Group accurately represent the risks arising from future developments. The final discussion of the Management Board with the auditor was also attended by the Chairman of the Audit Committee, Prof. Dr. Pohle, and the Chairman of the Supervisory Board.

The report of the auditor was received by the Audit Committee for the Supervisory Board. The Audit Committee discussed the annual financial statements, the management report, the consolidated financial statements, the Group management report as well as the proposed appropriation of cumulative profits and, where necessary, carried out a check by way of inspecting the books. The meeting of the committee was attended by the responsible auditors. The Audit Committee discussed the results of its own audit with the Supervisory Board and proposed that the annual financial statements and management reports with risk report be approved. The plenary meeting was also attended by the audit manager of the auditor, who discussed the main results of the audit. Following the result of the audit carried out by the Audit Committee and also on the basis of our own audit, we agree with the result of the audit. The Supervisory Board has therefore adopted the annual financial statements of Hypo Real Estate Holding AG prepared by the Management Board and approved the consolidated financial statements of the Hypo Real Estate Group. We agree with the proposal of the Management Board with regard to the distribution of profits and for paying a dividend of € 1.50 per share.

Personnel information

There were no personnel changes in the Management Board in the period under review.

The Supervisory Board appointed Bettina von Oesterreich, Thomas Glynn and Dr. Robert Grassinger as deputy members of the Management Board with effect from 1 February 2007. Bettina von Oesterreich is responsible particularly for Risk Management; she has previously been responsible for this function at Hypo Real Estate Bank International AG, and will in future have additional Group-wide responsibility in this respect. Thomas Glynn has assumed main responsibility for Asset Management. He will also continue to be Member of the Board of Directors of Hypo Public Finance Bank. Dr. Robert Grassinger's main area of responsibility is the funding of the Group. In addition, Dr. Grassinger was also appointed as Spokesman of the Management Board of Hypo Real Estate Bank AG on 1 February 2007. He succeeded Frank Lamby, who was appointed Spokesman of the Management Board of Hypo Real Estate Bank International AG on 1 February 2007. Frank Lamby has accordingly succeeded Dr. Paul Eisele who, after celebrating his 60th birthday, stated that he wished to withdraw from active service. We have acceded to this request.

Dr. Paul Eisele will step down from his positions on the Management Board at Hypo Real Estate Holding AG and Hypo Real Estate Bank International AG on 31 May 2007 and 30 June 2007 respectively, on each occasion with the approval of the Supervisory Board.

In the Supervisory Board, apart from the departure of Dr. Graf von Ballestrem and the appointment of Dr. Frank Heintzeler, there were no further changes in the year under review.

With effect from 31 January 2007, Robert Mundheim stepped down from his office with the approval of the Supervisory Board. In future, he will be the Chairman of the Board of Directors of Quadra Realty Trust, Inc, USA, which is a Real Estate Investment Trust (REIT) initiated by Hypo Real Estate Capital Corporation, New York.

The Supervisory Board wishes to thank Dr. Paul Eisele and Robert Mundheim for their major commitment for the Hypo Real Estate Group.

In addition, we wish to thank all employees for their personal commitment and exceptional achievements which have enabled the Supervisory Board to again carry out a successful review of this year. These thanks also include the Management Board; we wish to express our gratitude particularly for the close co-operation and the open and continuous dialogue with the members of the Supervisory Board. We should also like to thank you, our shareholders, for the confidence which you have continued to place in the Hypo Real Estate Group. Please allow us to state that approx. 2/3 of you came from abroad in 2006. I wish to assure you that our colleagues, the Management Board and the Supervisory Board are devoting all their energy, motivation, inspiration and expertise to ensure that this confidence will continue to be justified in future.

Munich, 7 March 2007

For the Supervisory Board

Kurt F. Viermetz
Chairman

Corporate Governance Report

The Management Board and Supervisory Board of Hypo Real Estate Holding are very much committed to good Corporate Governance. This arises not only from our national regulations such as the German Corporate Governance Code ("code") but also from models and ideas which are the subject of international discussion. Compliance with good Corporate Governance strengthens the confidence of business partners, employees, shareholders and investors in the Hypo Real Estate Group.

The new requirements of the addenda to the code in June 2006 had already been to a large extent implemented at the Hypo Real Estate Group. These refer to the duration of the ordinary Annual General Meeting as well as disclosure of Management Board salaries. Great emphasis has always been placed on a rapid and well structured Annual General Meeting, which simultaneously provides shareholders with a sufficient forum for discussion with management. A detailed compensation report was attached to the Corporate Governance report in the annual report for 2005, and this year's business reporting only required a few additions with regard to the Management Board Compensation Disclosure Law.

At the Annual General Meeting held on 8 May 2006, shareholders' were for the first time provided the opportunity of following a live broadcast of the Annual General Meeting via the Internet and were also provided an opportunity of issuing or changing instructions to their proxies via the Internet before the end of the general debate. The Hypo Real Estate Group had deliberately decided to adopt a solution which was as extensive as possible in order to ensure that shareholders participating in this way would as far as possible enjoy the situation of virtual physical presence. The possibility of holding a vote from the course of the debate is an important element in this respect. This new participation opportunity was only utilised to a limited extent in 2006. The Management Board and Supervisory Board hope and expect to see that this facility will be utilised to a greater extent in the course of the next few years when overall awareness and familiarity increase and when the change to the articles of association adopted by the Annual General Meeting of 8 May 2006 becomes applicable, according to which shareholders will not be restricted to issuing proxy powers in writing, and instead will also be able to issue such powers by various other means, including electronic means.

The shareholdings of members of the Management Board and Supervisory Board are in total less than one percent of the shares issued by the Company. An overview of the disclosures of directors' dealings in accordance with section 15 a WpHG is set out in the notes to the financial statements (page 131).

The members of the Management Board and Supervisory Board are listed on page 134 and their mandates are listed on page 152. With the Nomination Committee and the Audit Committee, the Supervisory Board has set up two permanent committees whose members are specified on page 134.

As was the case last year, the Management Board and Supervisory Board have explained any variances from the recommendations of the German Corporate Governance Code in their statement of compliance of 13 December 2006.

Management Board's and Supervisory Board's Declaration on Compliance with the German Corporate Governance Code in accordance with § 161 German Stock Corporation Act

According to the "comply or explain" principle we issue the subsequent Declaration of Compliance in accordance with section 161 of the German Stock Corporation Act (AktG):

Since the last Declaration of Compliance of 15 December 2005 Hypo Real Estate Holding AG (the "Company") has complied and will comply with the recommendations and suggestions of the "Government Commission on the German Corporate Governance Code" in the versions applicable apart from the exceptions listed below:

Code number 3.8. The Company does not follow the recommendation of agreeing a deductible for a D&O policy. The D&O policy primarily insures the Company itself against economic loss.

Code number 4.2.3. The Company does not follow the suggestion of long-term incentives containing risk elements. A proposal to introduce such a scheme has not been approved by the Annual General Meeting. A scheme proposed by the Company failed to obtain the majority required in the Annual General Meeting.

Code number 5.4.6. The Company does not follow the suggestion of election or re-election of members of the Supervisory Board at different dates and for different periods of office. The Company does not perceive a significant advantage in different periods of office.

Code number 5.4.7. The Company does not follow the recommendation of a performance-related compensation for members of the Supervisory Board. Both the independence and neutrality in advising the Management Board and the exclusive orientation of supervision on the interests of the Company are best ensured by a fixed compensation.

Munich, 13 December 2006
The Management Board   The Supervisory Board

Compensation Report

The compensation report follows the recommendations of the German Corporate Governance Code, and contains the information specified by the standards of German commercial law as well as the law governing the disclosure of Management Board compensation (VorstOG). In the following, we provide a detailed overview of the individual components of the compensation of the Management Board and Supervisory Board. The figures are published individually in the notes to the consolidated financial statements (starting on page 130). Some members of the Management Board have service agreements with several companies in the Group. The total compensation received by the members of the Management Board in the Group in financial 2006 is published. No separate compensation is paid for Supervisory Board or Administrative Board mandates which are held by individual members of the Management Board within the Group.

Management Board

Principle The purpose of defining compensation for the members of the Management Board of Hypo Real Estate Holding AG is to ensure performance-linked payment, and reflects the international activity and size of the Company. Due consideration is given to the economic and financial situation of the Group, and a comparison of compensation for Management Boards at corresponding companies in Germany and abroad is also taken into consideration. These criteria are taken into consideration by the Nomination Committee of the Supervisory Board when discussing the structure and extent of compensation for the Management Board. The actual extent of compensation is defined in the Supervisory Board plenary meeting.

Compensation components The following compensation elements result from the service agreements signed with the members of the Management Board:

- Fixed compensation including benefits in kind
- Variable bonus
- Pension commitment

Fixed compensation The fixed compensation is reviewed and where appropriate adjusted at regular intervals on the basis of an external market comparison. The figure is not automatically adjusted. In addition, the Company grants additional benefits to members of the Management Board to a normal extent. These benefits comprise the provision of a company car, including payment of all costs incurred in this connection. As a result of the fact that the members of the Management Board are in certain cases working in several countries, the Company also pays the costs of individual tax returns. These additional benefits are provided inclusive of tax applicable to the corresponding non-cash benefit. The Company also pays the normal subsidies for health and nursing care insurance. In addition, the Company also pays the costs of a medical diagnostic examination every two years.

Variable bonus The variable compensation of the Management Board is defined by the Supervisory Board at its discretion, taking account of several factors. Before the beginning of a financial year, the Supervisory Board defines overall targets for the Management Board as well as individual targets for each member of the Management Board within the framework of the overall strategy. After the end of the financial year, the Supervisory Board makes a decision with regard to the extent of the bonus on the basis of an extensive discussion. The success of the Company as well as the personal performance of the member of the Management Board are assessed. The individual criteria in the personal assessment are: Strategic and quantitative success in meeting objectives, personal contribution and commitment as well as the exercising of entrepreneurial responsibility and team behaviour in the Management Board. As part of the overall review, the Supervisory Board pays strict attention to the correlation between the success of the Company and personal achievement and thus the adequacy of the variable bonus.

Pension commitments The members of the Management Board have individual commitments regarding pensions, namely after the member of the Management Board celebrates his/her 60th birthday in the event of occupational disability.

The Chairman of the Management Board additionally receives a retirement pension if the Company does not extend the agreement after the expiry of the period during which the Chairman was appointed, although he had stated that he is willing to continue the service relationship under the existing conditions or the Company prematurely terminates the agreement due to no fault of the Chairman of the Management Board or after his 60th birthday if the Chairman of the Management Board has exercised his exceptional right of termination after a change of control.

If the Chairman of the Management Board draws a premature retirement pension, those income items which he receives as a result of exercising other professional activities, will be netted against the retirement pension until the member of the Management Board celebrates his 60th birthday, if such income generated elsewhere, including the retirement pension, exceeds the fixed compensation specified in the service agreement. If the Chairman of the Management Board, after the service agreement is terminated and before the Chairman of the Management Board celebrates his 60th birthday, becomes active directly or indirectly for a company which competes directly or indirectly with the Company, his entitlement to payment of the retirement pension shall be suspended for this period.

The basic amount of retirement pension claims of a member of the Management Board amounts to 50 percent of fixed compensation and increases by 1 percentage point for each full service year spent as a member of the Management Board of the Company, limited however to 60 percent. A fixed percentage of 70 percent of the fixed compensation is applicable for the Chairman of the Management Board.

Benefit claims from other activities are fully netted against the retirement pension. There are no explicit regulations regarding the adjustment of pension payments after a member of the Management Board retires. Accordingly, section 16 of the Betriebsrentengesetz (Company Pension Act) is applicable; this states that an adjustment is made every three years on the basis of the consumer price index.

In the event of the death of a member of the Management Board, his surviving dependant receives 60 percent of the retirement pension entitlement of the Member of the Management Board. In addition, benefits are paid to orphans who have lost one parent (Halbwaisen) or both parents (Vollwaisen) until they celebrate their 21st birthday. If a child is still undergoing vocational training after celebrating his/her 21st birthday, the orphan benefits are paid until the vocational training has been completed, but no longer than the time the orphan celebrates his/her 25th birthday. As long as the surviving dependant receives according benefits, the total benefits of orphans who have lost one parent must not exceed

30 percent of the retirement pension of the member of the Management Board. Orphans who have lost both parents together receive up to 60 percent of the retirement pension of the member of the Management Board.

A surviving dependant and children from a marriage which the member of the Management Board enters into after retiring do not have any entitlement to an according pension and orphan's benefits.

In addition, there are still so called deferred compensation agreements with two members of the Management Board which were signed before the spin-off from Bayerische Hypo- und Vereinsbank AG. This comprises conversion of parts of compensation into pension benefits.

Other rulings For cases in which the service relationship is prematurely terminated by the Company, the service agreements of the members of the Management Board contain a clause according to which they receive a severance payment equivalent to one year's salary in addition to compensation for the remaining term. This regulation is not applicable for the Chairman of the Management Board who, in the event of the service agreement being terminated prematurely by the Company, receives a premature retirement pension.

Only the agreement of the Chairman of the Management Board contains a change of control clause. Particularly in view of the uncertain ownership situation in the months before or during the time of the spin-off from Bayerische Hypo- und Vereinsbank AG, the purpose was to provide protection to the Chairman of the Management Board with this clause. As a result of the volatile shareholder structure, and the associated higher probability of major changes in the ownership structure and the Company strategy, the purpose was to provide the Chairman of the Management Board with an opportunity of terminating the agreement prematurely.

The change of control clause for the event of a majority of share capital being acquired by a new shareholder provides the Chairman of the Management Board of Hypo Real Estate Holding with an exceptional right of terminating the service agreement. According to this clause, he is authorised to lay down his office within six months of the take-over being completed, six months notice have to be provided in this respect. In such a case, the severance payment claims amount to 50 percent of the fixed compensation which would have been payable between the point at which the service agreement is prematurely terminated and the point at which the Chairman of the Management Board celebrates his 60th birthday. After celebrating his 60th birthday, the Chairman of the Management Board is entitled to a retirement pension equivalent to 70 percent of the contractual fixed compensation.

Supervisory Board

The Supervisory Board receives compensation as defined in section 11 of the articles of association. The Management Board and Supervisory Board had proposed to the Annual General Meeting on 8 May 2006 that this compensation be adjusted on the basis of a market comparison. The shareholders accepted this proposal. Accordingly, the members of the Supervisory Board in 2006 received an annual basic compensation of € 70,000.00, the Chairman of the Management Board received two and a half times this basic compensation, and his deputy receives one and a half times this basic compensation. Compensation for work on a committee is paid at a rate of € 10,000.00 for the Nomination Committee and € 20,000.00 for the Audit Committee. The Chairman of a committee receives twice this amount.

The Company reimburses travelling expenses, but fees for attending meetings are not paid. The Company provides the Chairman of the Supervisory Board with an office and support in the form of a secretary. In addition, he can use a company car with a chauffeur. Apart from the compensation detailed above and defined in the articles of association, the Company has not provided the members of the Supervisory Board with any further compensation or benefits for personally provided services. The compensation of the individual members of the Supervisory Board resulting from the articles of association is set out in the notes to the consolidated financial statements (page 130).


AUSFAHRT
EINFAHRT

The office building Holzhafen has been built directly on [illegible] the port of Hamburg, where it forms an eye-catching feature between the waterfront and the commercial harbour buildings. As a result of its successful design, the Holzhafen property was recognised within the framework of the architecture prize of Hypo Real Estate [illegible] in 2004. In December 2006, Hypo Real Estate Bank AG [illegible] Real Estate S.p.A with a bridge loan of € 280 million for [illegible] a real estate portfolio, which also included this property.

Hypo Real Estate Holding has now established a permanent position after only being included in the DAX at the end of 2005.

Momentum on the stock markets in 2006

Stock markets world wide in 2006 were characterised by strong growth. At the beginning of the year, they initially continued the positive development of the previous year. In May, share prices declined, and some major indices fell by 15–20 %. The reason for this development – particularly as a result of the sharp hike in money market rates by the FED – were fears of a considerably slower US economy and thus a more sluggish global economy. In the second half of the year, better than expected US economic data as well as the lower raw material prices and in particular the sharply lower price of crude oil enabled the indices to recover. In the fourth quarter, the two European benchmark indices Dow Jones Euro STOXX 50 and DAX set new all-time highs, as investors gained more and more confidence in future economic developments, particularly in Europe.

Over the year, the DJ Euro STOXX 50 and DAX reported gains of 10.4 % and 22.0 % respectively. Second-line indices also advanced further. Accordingly, the MDAX reported gains of 28.6 % and the SDAX advanced by 31.0 %. The Prime Banks sub-index, which is important for the shares of Hypo Real Estate Holding, expanded by 21.8 %. Even American stock indices which had previously hardly participated at all in the positive development of the markets, were able to advance. The S&P achieved a gain of 13.6 %, and the Dow Jones Industrial rose to an all-time high, with a performance of +16.3 %.

Consolidation in the *fourth year of* listing

Following the strong gains posted by Hypo Real Estate Holding shares between 2003 and 2005, a period of consolidation started at the beginning of May 2006 following highs in excess of € 57. At year end, the shares were trading at € 47.74, equivalent to a performance of 8.6 % over the year. Market capitalisation accordingly exceeded € 6 billion. Based on market capitalisation, the shares are accordingly ranked number 27 on the German Stock Exchange, where they have now established a permanent position after only being included in the DAX at the end of 2005. The shares improved further particularly in terms of turnover, and are now ranked number 27, compared with number 34 in the previous year. This means that the shares are now much more negotiable, which is a major advantage from the point of view of investors.

For considerations of simplicity, the shares of Hypo Real Estate Holding AG were delisted from the Vienna Stock Exchange (Standard Market Continuous) on 31 January 2006. The shares are listed in the Prime Standard on the Frankfurt am Main Stock exchange.

Share price development 2006


indexed
Hypo Real Estate Holding Share
DAX
CXPB
140
130
120
110
100
90
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Key facts about the Hypo Real Estate Holding Shares in 2006

		2006
WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE code		HRX
Average number of listed shares in 2006	units	134,072,175
Number of listed shares as of 31.12.2006	units	134,072,175
Number of ordinary shares as of 31.12.2006	units	134,072,175
Market capitalisation as of 31.12.2006	in € billion	6.4
Year's high[1]	in €	57.30
Year's low[1]	in €	41.50
End-of-year closing[1]	in €	47.74
Earnings per share[2]	in €	3.20
Known shareholders with a stake of more than 5%		Capital Research and Management (10.1%)

[1] Xetra closing prices of the Frankfurt stock exchange
[2] Excluding the effects of capitalised losses carried forward and income of capitalised corporate income tax claims

Active capital market communication

One of the main reasons for the continued positive performance of the shares is the intensive communication policy of the Company with the capital market and thus the improved understanding and greater appreciation of the business model of Hypo Real Estate. Constant communication with the capital market relating to the latest developments in the Group permits a transparent and open supply of information. In this connection, the reporting year saw virtually 600 individual discussions with investors at road shows, conferences and also on the occasion of company visits. Three quarterly conferences and one analyst conference were also held. The third investor conference of Hypo Real Estate was held on 2 October 2006; it was attended by approx. 50 international investors and analysts. Innumerable telephone calls, video conferences and analyst discussions were also held.

The Management Board will continue to take account of the need for information of investors by way of close contact with the capital market and the media. The aim is to further strengthen and enhance the confidence of the market in the shares by way of an open, transparent and timely information policy.

Analyst coverage

As of the balance sheet date, 33 analysts provided coverage of the shares of Hypo Real Estate, seven more than was the case one year ago. The independent third-party analysis provides the investor with further support for his investment decision. The assessment of analysts as of the balance sheet date is also impressive: 23 x buy/outperform, 9 x neutral/market performance and one sell/underperform recommendation. The majority of analysts accordingly continues to expect the Company to achieve a positive performance.

Earnings per share and dividend

Earnings per share for last year amounted to € 3.20 (excluding the effect of capitalised losses carried forward and income of capitalised corporate income tax claims). The Management Board and Supervisory Board will propose the payment of a dividend of € 1.50 per share to the Annual General Meeting on 23 May 2007; this would be equivalent to a distribution rate of 46,9% of the adjusted consolidated net income after taxes.



These properties are located in prime locations of Amsterdam [illegible] Amstelveen. Both are of modern construction and let to renown[illegible] (including UWV, ABN Amro Bank and Mazars). The properties [illegible] in a total of about [illegible] m² in two [illegible] [illegible]

Financial Review

With € 26.6 billion new real estate financing business, we exceeded our already ambitious target of approx. € 22 billion by more than € 4 billion last year.

Macro-economic conditions

With real growth of approx. 5 %, the global economy in 2006 continued its robust performance. China is the undisputed leader in this respect, but the developed economies in 2006 were also able to meet or even exceed their growth expectations. In the EU-15 countries economic growth increased to 2.5 % on average. Despite the fact that the current round of negotiations for trade liberalisation within the framework of the World Trade Organisation was suspended in the summer of 2006, global economic integration continued with undiminished momentum. World trade grew twice as fast as world-wide output. Stock markets reflected the good mood. With the exception of Japan, the indices in all industrialised countries grew at double digit rates – approx. 18 % world-wide.

This stable development has to be viewed against the backdrop of commodity prices which rose rapidly during 2006. In US-Dollar terms, the increase was about 30 %. The still huge current account imbalances are problematical. Despite a somewhat higher budget discipline of the US government, the current account deficit of the USA has again risen slightly to 7 % of GDP. On the other hand, China is reporting a current account surplus of the same magnitude. However, the slide of the US-Dollar, which was interrupted in 2005, continued again – primarily against the Euro, which appreciated by approx. 11 % against the US-Dollar.

World-wide consumer price inflation increased slightly compared with 2005, but is still moderate. The main central banks raised their key lending rates in 2006. However, the impact on long-term rates was quite limited.

In 2006, Germany experienced its best economic year since 2000, with growth of 2.5 %. On the demand side, the capital spending boom which commenced in 2005 continued with growth of around 7 %, and private consumption also advanced appreciably following many years of near stagnation. This positive development is also now being felt on the labour market. The German economy has also become much more competitive within the Euro-zone.

Economic data 2006

in %


World US Asia
EU-15 Euro-zone Germany OECD
Real GDP growth
6
4
2
0
5.1
3.3
4.8
2.5
2.3
Consumer price inflation
6
4
2
0
3.8
3.0
3.1
2.1
2.0
Unemployment rates
9
6
3
0
7.9
8.0
6.0
4.6
Interest rates
(change in basispoints)
150
100
50
0
121
87
45
11
short-term
long-term

Source: IMF WEO (World), September 2006; EIU (US, Asia, EU-15 and Germany), January 2007

Source: EIU, January 2007

Source: OECD Economic Outlook, November 2006, Statistical Annex

Source: Hypo Real Estate Group, computed on the basis of 3-month rates and 10-year government bond yields from Eurostat and the ECB

Sector-specific conditions

The real estate financing situation

2006 was another year of growth in property investment and lending. Strong lending competition mainly came from investment banks building CMBS programmes providing relatively low leverage at low pricing or higher leverage deals, where their sales and distribution skills were used to place the 'B' notes, for which appetite is growing hugely. In the higher risk spectrum there were a number of deals that closed which were very highly leveraged, at pricing that did not in Hypo Real Estate Group's view properly reflect the underlying risk. Slight outward yield shifts for these may endanger covenant compliance and disposition plans. Pricing for riskier business like speculative development also fell.

Development of prime rents on the office market in Germany


o Munich
Hamburg
Frankfurt/Main
Duesseldorf
Berlin
Stuttgart
in €/m²
60
45
30
15
0
2001
2002
2003
2004
2005
2006

Source: Atis Real Müller

Real estate markets

Real estate market Germany **Investment climate in Germany in 2006** In the year 2006, approx. € 90 billion were channelled into "all types of real estate business" in Germany. According to Jones Lang Lasalle (JLL), a figure of approx. € 45 billion was invested in German commercial real estate; this corresponds to 22.5 % of the total European investment volume of approx. € 200 billion (2005: € 156 billion).

Office market The office market in Germany reported an overall positive balance at the end of 2006. Overall, the market was characterised by increasing sales figures, whereby progress with reducing vacancy rates was only made in the segment of prime locations. The vacancy problem for poorly equipped offices and secondary locations continued. The positive demand for good and modern offices has reduced the amount of space available in this segment. Prime rents were stable to slightly higher, and there was also an increase in capitalisation rates; on the other hand, yields are under compression.

Vacancies of the German office market 2005 and 2006


o Munich
Hamburg
Frankfurt/Main
Duesseldorf
Berlin
Stuttgart
in m²
2,400,000
1,800,000
1,200,000
650,000
0
2005
2006

Source: Atis Real Müller

Retail The retail market overall was positive in 2006. It was characterised by strong demand for premises in prime locations, stable to slightly rising prime rents, increasing capitalisation rates and falling yields.

The yields for first-class premises in prime locations is between 4.0 % and 5.0 %, e.g. in Munich and Duesseldorf. In Frankfurt, Hamburg, Cologne and Stuttgart, the yield is approx. 5.0 %, and the corresponding figure for Berlin is between 5.0 % and 6.0 %. For retail premises in Eastern Germany, the range is between 5.5 % and 9.0 %. The lowest yields in this region are in Leipzig (5.5 %), followed by Dresden (6.0 %), Erfurt (6.0 %) and Potsdam (6.25 %).

Capitalisation rates for grade B premises increased last year. At present, these capitalisation rates are ranging between 13 and 15 times the annual net rent (excluding utilities and common charges). Yields are between 6.5 % and 7.0 %. Depending on location and quality, rents are between € 6.00/m² [1] and € 12.00/m².

Logistics market Prime rents for storage facilities in excess of 5,000 m² have been to a large extent stable in all considered regions since the end of 2005. The highest figures were achieved in the regions of Munich (€ 6.50/m² per month) and Frankfurt on the Main (€ 5.80/m² per month).

According to Jones Lang Lasalle, the prime yield in the metropolitan areas was between 7.5 % and 8 %. With portfolio sales, 15.5- to 16-times the annual net rent was achieved, and the figure in the case of individual sales was up to 15 times. Demand was always higher than supply.

Residential Overall Germany has a housing stock of approx. 39 million units. Of this figure, approx. 7 % are empty. There has been a continuous decline in vacant properties for some time now.

The revival in the macroeconomic climate as well as purchases of international investors have contributed to stable to slightly rising prices for residential real estate.

In 2006, rents were stable to slightly higher. In preferred inner-city residential locations, e.g. in Munich and Hamburg, rents increased slightly. Munich and Hamburg are still at the top of the league in terms of German purchase prices and rents.

[1] All rents are shown in currency/m²/month

Great Britain **Office** The British market for office space is still stable. Indeed, rents in London are expected to rise even further. The vacancy rates have for instance fallen in the City of London from 9.1 % in the second quarter to 7.9 % in the third quarter. Because there is an increasing shortage of supply of first-class properties, average rents increased between the second and third quarters, whereas tenant incentives were granted for medium properties in conjunction with long-term lets. The prime yields are 4.5 % for the country, and somewhat lower for London (between 3.75 % and 4.25 %).

Retail In the retail market, the situation for prime street locations continues to be difficult. In the year 2006, only very few shopping malls were completed.

Investors are cautious in this market because some major retail companies are experiencing losses in certain product areas as a result of internet trading. The prime yield is at an all-time low in the country, namely 4.75 %.

Logistics Demand is still strong for industry and logistics properties; in particular, demand for sites capable of being developed is rising. The prime yields for the United Kingdom are 5.0 %.

Residential There are two trends on the residential market at present; continuing price increases for first-class properties (specifically in central London) and lower increases for medium-range properties.

France **Office** The French office market is reporting strong demand. The investment volume has increased by 50 % to a total of € 23 billion. In addition to Paris, demand is also increasing in other regions. Speculative project developments are booming. The demand of French as well as of international investors is focused primarily on portfolios and large transactions. The prime yields are between 4.6 % (Paris, La Défense) and 6 % (the Greater Paris region).

Retail There is also strong demand for retail properties, particularly for shopping malls and entire retail portfolios. The prime yields are around 4.25 %.

Logistics The logistics segment has also reported strong demand for new developments as well as for portfolios of existing properties. The average prime yields are 6.0 %.

Residential The rate of increase in prices in this market segment is slowing down as French householder's borrowing capacities is reaching its limit. Thanks to the interest of international buyers, demand for first-class properties, specifically in Paris, continues to be strong.

Spain The office markets are in a phase of recovery in Madrid, the vacancy rate has fallen to 5.9 %, and demand focuses primarily on certain outskirts. Prime yields are 4.0 %. In Barcelona, low vacancy rates are reported in the Central Business District, whereas there is still an excess of supply in the peripheral locations. The average vacancy rate is 6.4 %, and prime yields are running at 4.5 %. In the case of retail properties, there is still strong demand for high street and retail warehouse properties. However, there are already signs of excess supply in certain regions, and prime yields are around 4.5 %. In the case of logistics and industrial properties, there is strong demand combined with low supply in the key markets of Madrid and Barcelona; this is resulting in rising land prices. The prime yields are around 6.5 %. The housing market overall is stable, price growth has slowed considerably, and some peripheral or lower quality locations have seen falling prices.

Italy As a result of the uncertainty attributable to new legislation, the investment market was put on hold for the most of midyear. The decline in prime rents seems to have bottomed out, with further yield compression last year, which is now running at an average of 5.5 % for Rome and 4.75 % for Milan. The market for retail property still comprises considerable growth potential for modern shopping premises. Average prime yields are running at 5 %. In the segment of industrial and logistics properties, increasing investor demand is limited by shortage of quality products. Modern logistics premises are concentrated around the hubs of Piacenza and Verona/Padua. The prime yields are around 7.25 %. Residential demand is currently particularly high for owner-occupied property, with high prices in Milan and Rome.

Scandinavia In general, the Scandinavian real estate market is pointing to a recovery. In the office property segment, the vacancy rates are declining, and are between 12.9 % in Stockholm and 6.6 % in Copenhagen. Rents are rising, and prime rents are between € 18.05/m² (Copenhagen) and € 30.80/m² (Stockholm). Because of the low supply of investment opportunities, prime yields in the main markets are 4.75 % in Stockholm and Oslo, 5.0 % in Copenhagen, and 6.1 % in Helsinki. International investors' demand is increasing for retail portfolios, and prime yields are running between 4.25 % in Copenhagen and 5.5 % in Stockholm. In the logistics segment, there is a shortage of sufficiently modern premises, and prime yields for Stockholm for instance are on average 5.75 % and 6.25 % for Copenhagen and Oslo. The residential market is reporting still strong demand.

The Netherlands Expectations are that € 7 billion of investments have been transacted during 2006 which will set a record. The underlying factors of limited quality product, and high demand caused by importance of allocation of property within investment portfolios, and ongoing internationalisation of the Dutch investment market has resulted in strong demand and yield compression. 2006 saw a number of German funds sell investments, which was compensated by inflows of US, UK, and Irish investors. The market around Amsterdam continues to have a surplus of supply with vacancy rates remaining at 20 %. During 2006 apsorption increased by 15 % due primarily to occupiers upgrading to better quality property rather than acquiring additional space, and a slowdown in developments. Prime yields are around 5.25 %. Pre 2006 rents stagnated due to the country's economic slowdown. During 2006 rental levels stabilised as the country's economy began to improve. Retail vacancy within Amsterdam is below 2 %, the prime yields amount to 4.75 %. Rental levels remain stable during 2006 with no significant growth with prime yields of 7.0 %.

Central and Eastern Europe Overall, positive conditions were applicable for the major real estate markets in Central and Eastern Europe. In the case of office properties, there are signs of a reduction in vacancies and also a stabilisation of rents; this is also applicable for Warsaw, where the market has been difficult in recent years. In Prague, office rents are still stable. The prime yields for Warsaw and Prague are already less than 6 %. In Budapest, somewhat higher vacancies are expected in future as a result of strong developer activities. The prime yield in this market is also around 6 %. In Russia, demand for office premises is very much being driven by international investors, and this is the reason why prime yields for Moscow and Saint Petersburg might attain a level just up to 10 %. Particularly in Moscow demand of tenants as well as of investors is opposed by only a low supply of first-class office space. Potential for rent increases has been identified in the medium term in Central and Eastern Europe.

Stable rents and rising purchasing power in Poland have resulted in stronger investor demand for retail properties, particularly in regional centres. Shopping malls are clearly the preferred asset class for international investors. Prime yields in this segment are running at 6 %. In Prague, demand for first-class locations for retail space is unbroken, and the prime yield is also 6 %. The retail market in Budapest, specifically for shopping centres, on the other hand would appear to be saturated at present. In Russia, investor interest is focusing primarily on good quality retail premises. Prime yields are running up to 10 % in Moscow and Saint Petersburg.

Following the boom year in 2005, demand for logistics premises in Prague is slowing down slightly, and a similar situation is applicable for Budapest and Poland. In Russia, the strong demand cannot be satisfied at present, and prime yields for Moscow and Saint Petersburg are reaching up to 11 %.

USA The commercial U.S. real estate market in 2006 continued to be synonymous with "liquidity". The market was flush with capital providers ranging from Wall Street firms to commercial banks, regional banks and finance companies. The market also saw many new entrants including hedge and equity funds with a primary focus on both buying assets and providing equity to third parties. The market continued to see a blurring of debt and equity with many marquee deals getting done with the use of highly levered mezzanine debt. Both capitalisation rates and financing spread margins seemed to have stabilised albeit at historically low levels. It appears as though a new benchmark has been set and accepted by investors.

The office market on whole remained strong due to corporate expansions and a limited amount of new supply coming online. The office market in New York City continued its strengthening with Class A asking rents reaching an average of US$ 38/m², an increase of 6 % over third quarter 2005 levels. The vacancy rate continued to shrink and ended the third quarter of 2006 at 11.1 %, a decrease of 1.1 percentage points from the third quarter 2005 figure of 12.2 %. The Washington DC central core market remained the most robust in the country with a third quarter 2006 vacancy rate of 7.1 %. This market continues to benefit from the expansion of government business, law firms, and other professional services firms.

The US-average for office space showed prime yields of 6.3 %, prime rents of US$ 21/m² and a vacancy rate of 11.7 %.

The "for sale" residential market in the U.S. began softening in 2006. While the dire predictions did not materialise, there was clearly some pull back from end buyers. With the velocity out of the market, absorption returned to more sustainable levels. While pricing of new product remained stable, absorption periods have generally increased. Primary user markets with high barriers to entry such as New York City remained strong. An expected strong bonus season on Wall Street enabled the New York market to remain robust. On the other hand, investor driven markets such as Miami and Las Vegas saw numerous project cancellations. The good news for these markets is that they are generally presale markets where end buyers have up to 20 % cash deposits in place upon execution of their contracts.

Japan Japan today is the second largest economy in the world and its real estate market is equally dynamic. The 2001 securitisation law which led to the introduction of REITs ("Real Estate Investment Trusts") and the evolvement of the J-REIT market particularly helped to improve transparency and, to open the market to investors. At the end of 2006, there were 40 listed J-REITs in Japan. In terms of general market developments, Tokyo is the city which leads the country in all respects including the size of the real estate market. The city is showing strong signs of recovery, as can be witnessed by a Grade A office vacancy rate in Tokyo CBD of below 1 % at the end of last year. The year 2006 has seen average land prices of commercial and residential land in the major cities of Tokyo, Osaka and Nagoya rise for the first time in 16 years. This was due to a strong demand in office space following a continuing steady recovery of Japan's economy and to an increasing demand from both local and foreign investors. Residential land prices rose largely thanks to robust demand for condominium developments.

The recovery process comes along with a compression of cap rates within the major cities, yet those markets are still viewed as having a positive leverage effect due to the reasonable spread between market cap rate and cost of debt. On a nationwide basis, however, average prices are still falling for both commercial and residential land, which proves that careful study is still needed when it comes to actual investment decision.

China Adding to the strong rental activities in the primary markets of Beijing and Shanghai, secondary markets are starting to gain momentum. China's investment market has broadened and deepened from last year's level and capital markets have further developed. However, with a strong demand for Chinese assets from international investors, the shortage of actual investment grade property led the market to show signs of overheating, which the Chinese government tried to quench with a flurry of "cooling measures". While failing to discourage investment, these regulations required a huge restructuring of most of the transactions, leading to delays. The overall drive of these regulations, however, was to better capitalise transactions and stem speculation.

Leasing activities in the primary markets remained strong during 2006, driven primarily by relocations and expansions of multinationals. The retail sector in Beijing develops in line with the preparations for the 2008 Olympic Games, a booming economy and rising income. Shanghai's retail sector sees strong demand against a limited new supply with a trend towards renovation and repositioning plans. Beijing's residential sector is marked by a large amount of new supply in the high-end and luxury apartment sectors. Demand in Shanghai is expected to be strong notwithstanding the new curbing measures and the strong leasing demand is expected to be sustained.

The legal and regulatory environment and the convertibility to the US Dollar remain major challenges ahead.

India India has shown an impressive GDP growth of 6–7 % over the last couple of years. In line with this growth story and a rising urbanisation, particularly the markets for office, retail and residential have seen a strong demand for space, leaving vacancy levels to drop considerably and rental levels increase. Rising income level has led to an increased demand for high-quality and premium housing. Adding to the first tier cities, secondary cities and suburban business districts are gaining momentum. An improved transparency and strong fundamentals in the property market have attracted a significant amount of foreign investments. Yet, India's share in cross-border real estate investment is still small and the capital markets are still underdeveloped, almost entirely lacking capital market products, such as commercial mortgage-backed securities or listed property vehicles. However, there is a trend of late for real estate developers to raise funds from the capital markets through IPOs and offshore listings.

Also in India the legal and regulatory environment remain major challenges ahead.

Singapore Singapore is one of the most transparent real estate markets in the world. Its economy benefits from the recovery of its regional neighbours, its government's open policy, its political stability and reliability and well established legal system. Demand for office space remains strong and rent and capital values continue to increase. Rents for Grade A office developments are now close to the all-time highs set in the 1990s however, still cheaper than in cities such as Hong Kong and Shanghai. Demand for office space is in particular being driven by the financial services sector with Singapore becoming an increasingly important destination for Asia-Pacific companies outsourcing their business processes in the region. Average vacancy rate stands at just above 4 %. Some older office buildings continue to face potential conversions into residential projects especially those in the older part of the business district. The investment market for office space is dominated by funds and REITs. Development site transactions dominated the total investment sales, largely driven by residential sites, not to mention the biggest public land sale to date, the Business and Financial Centre.

With the series of initiatives and action plans to rejuvenate the retail and tourism industry in Singapore, together with the limited supply of good quality space as well as stellar occupancy rates, rents and prices are expected to rise in the near future. The residential market reflects the improved outlook of both the economy and the employment market and sees a healthy demand for private high end residential units, lead by a strong buying sentiment from foreigners and high net worth individuals.

Major legal factors for the real estate financing business

Unlike the reporting year 2005, when the Pfandbriefgesetz (German Pfandbrief Act) had a considerable impact on the business of the Hypo Real Estate Group, the year 2006 was characterised by minor legal changes and discussions concerning matters of interpretation with regard to the Pfandbriefgesetz. There were for instance controversial discussions concerning section 17 of the Pfandbriefgesetz, which governs the start of redemption for the covered part of the mortgage. Standards were also defined for entry into new markets and subsequent cover. Based on the powers of the Pfandbriefgesetz, the Federal Financial Supervisory Authority issued the Barwertverordnung (Cash Value Ordinance), the Beleihungswertermittlungsverordnung (Ordinance for Establishing Lending Value) as well as the Deckungsregisterverordnung (Cover Register Ordinance). And finally, regulations concerning the refinancing register were inserted in the Kreditwesengesetz (German Banking Act) and the corresponding Refinanzierungsregisterverordnung (Refinancing Register Ordinance) was published. These legal changes had no relevant influences on the business of Hypo Real Estate Group.

Company-specific conditions

Organisational and legal structure of the Group

In the year under review, the structure of the Hypo Real Estate Group consisted of the parent Hypo Real Estate Holding AG and three operating independent subsidiary banks. The Holding is responsible for the business policy and the strategic steering of the Group. In 2006 overall human resources responsibility was centralised and additional reporting lines were prepared in the Holding. At the same time, group-wide tasks were pooled at Hypo Real Estate Holding AG, Munich, in order to reduce the workload on the subsidiaries and minimise costs by way of streamlined processes and pooling of non-sales-related activities.

The areas of responsibility of the three subsidiaries are precisely defined business segments:

- Hypo Real Estate Bank International AG, with registered offices in Stuttgart, which emerged from the renamed Württembergische Hypothekenbank AG, Stuttgart, and the merger of the international credit portfolios of Württembergische Hypothekenbank AG and Hypo Real Estate Bank International, Dublin. It is responsible for international business with large-volume structured real estate financing.
- Following the transfer of the domestic financing arrangements of the former Württembergische Hypothekenbank AG, Hypo Real Estate Bank AG with registered offices in Munich is a major player on the national market and covers the entire German real estate financing business of the Group.
- With its locations in Dublin, New York, London and Dortmund, Hypo Public Finance Bank with registered offices in Dublin constitutes the second main area of business apart from commercial real estate financing. In this segment, the focus is on asset-based and infrastructure financing as well as asset management for secondary real estate products.

The segments of the Hypo Real Estate Group will be restructured. The legal structure of the Hypo Real Estate Group will not be affected. For details of this restructuring of the business segments, please refer to the chapter "New structures" (page 142).

Management structure of Hypo Real Estate Group

as of 31.12.2006

Management Board of Hypo Real Estate Holding AG
Georg Funke (Chairman)
Stephan Bub | Dr. Paul Eisele | Dr. Markus Fell | Frank Lamby

Management Board of Hypo Real Estate Bank International AG, Stuttgart
Dr. Paul Eisele (Spokesman)
Dr. Robert Grassinger (Deputy Spokesman)
Jürgen Fenk
Frank Hellwig (from 1.8.2006)
Friedrich-Wilhelm Ladda (until 31.3.2006)
Bettina von Oesterreich
Manfred Weil

Management Board of Hypo Public Finance Bank, Dublin
Stephan Bub (CEO)
Thomas Glynn (Deputy CEO)
James Campbell
Heather Nesbitt

Management Board of Hypo Real Estate Bank AG, Munich
Frank Lamby (Spokesman)
Manuela Better
Reinhold Güntner
Frank Hellwig

Segments and main locations

▫ Hypo Real Estate Holding AG ▫ Hypo Real Estate Bank International AG ▫ Hypo Real Estate Bank AG Hypo Public Finance Bank



North America
New York
Europe
Stockholm
Gothenburg
Copenhagen
Dublin
Amsterdam
Hamburg
London
Laren
Dortmund
Duesseldorf
Berlin
Luxembourg
Paris
Stuttgart
Munich
Geneva
Zurich
Milan
Madrid
Lisbon
Asia
Tokyo
Mumbai
Hong Kong
Singapore

The subscribed capital of Hypo Real Estate Holding AG of € 402,216,525 consists exclusively of 134,072,175 ordinary bearer shares. The ordinary shares are no-par value shares, and represent a nominal value of € 3.00. The shares confer the same rights. There are no exceptional rights, and in particular there are no rights which confer control powers. There are no restrictions which affect the voting rights or the transfer of shares, or the Management Board is not aware or such restrictions to the extent that they might result from agreements between shareholders.

The Management Board is only aware of one stake in the capital which exceeds 10 % of the voting rights. Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG with its letter of 7 September 2006 in accordance with section 21 (1) WpHG that it exceeded the threshold of 10 % of the voting rights in Hypo Real Estate Holding AG on 31 August 2006. On that day, its share of voting rights amounted to 10.131 % (corresponding to 13,583,228 ordinary shares). All of these voting rights are ascribed to it in accordance with section 22 (1) sentence 1 no. 6 WpHG. All notifications relating to participations can be found on the Company's homepage (http://www.hyporealestate.com/795.html).

Employees of Hypo Real Estate Holding and the Group companies currently do not own such an interest in the capital of Hypo Real Estate Holding AG that an indirect exercising of control rights might be carried out by the employees. As a result of the bearer shares, the Company does not have any reliable information concerning shareholders, and also does not have any reliable information of any private shareholdings of employees.

The members of the Management Board of the Company are nominated and dismissed by the Supervisory Board in accordance with the stipulations of section 84 of the German Aktiengesetz. The articles of association of Hypo Real Estate Holding AG do not include any further stipulations in this respect. Contrary to the statutory fundamental rule in section 179 (1) of the German Aktiengesetz, section 17 (1) of the articles of association specifies that the shareholders' meeting is able to adopt resolutions regarding changes to the articles of association with a simple majority of the votes which are cast (unless a larger majority is specified by law). In those cases in which the law additionally prescribes a capital majority, a simple majority of the share capital represented at the point at which the resolution is adopted shall be sufficient, if this is admissible by law. In addition, section 8 (4) of the articles of association authorises the Supervisory Board to adopt resolutions with regard to changes to the articles of association which only relate to the version.

The Management Board is authorised by section 3 (2) of the articles of association to increase the share capital of the Company, subject to the approval of the Supervisory Board, on one or more occasions by 3 June 2009 by up to a total of € 201,108,261 by issuing new shares in return for cash or non-cash contributions (authorised capital). In accordance with section 3 (3) of the articles of association, the contingent capital of € 40,221,651 provides the Management Board with the possibility of issuing, via the Company or subsidiaries, bonds with conversion rights or conversion obligations or option rights which could be serviced out of contingent capital. More precise details can be found in the relevant paragraphs of the articles of association. The Company was authorised by the shareholders' meeting on 8 May 2006 to purchase treasury shares equivalent to a volume of up to 10% of the share capital for purposes other than security trading. Such shares can be purchased via the stock exchange or by means of a public offer directed to all shareholders. This authorisation will terminate by no later than 8 November 2007.

There are no major agreements of the Company which are subject to the condition of a change of control resulting from a take-over bid. Such agreements or agreements involving compensation in the case of a take-over bid with members of the Management Board or with employees exist only between the Company and the CEO. The change of control clause for the event of a majority of share capital being acquired by a new shareholder provides the CEO of Hypo Real Estate Holding with an exceptional right of terminating the service agreement. According to this clause, he is authorised to lay down his office within six months of the take-over being completed, six months notice have to be provided in this respect. In such a case, the severance payment claims amount to 50 percent of the fixed compensation which would have been payable between the point at which the service agreement is prematurely terminated and the point at which the CEO celebrates his 60th birthday. After celebrating his 60th birthday, the CEO is entitled to a retirement pension equivalent to 70 percent of the contractual fixed compensation.

Steering concept The concept used by Hypo Real Estate Holding AG in its capacity as the parent company responsible for steering the Group focuses on enhancing the value of the Hypo Real Estate Group. The value of the Group is enhanced if the return on equity of a steering unit exceeds the capital costs currently running at approx. 7.5% on Group average basis. The business segments are steering entities.

In order to establish return on equity, net income according to IFRS is related to average equity (excl. AfS reserve and cash flow hedge reserve). Equity costs are defined as the theoretical costs of equity. They define the marginal cost rate for taking on existing and future risk. The comparison of return on equity with equity costs is used to consider the profitability of new business and the exiting portfolio, with due consideration being given to specific risks. As an additional criterion, for steering equity, it also has to be taken into consideration that the bank regulatory requirements and the requirements of the rating agencies with regard to minimum capitalisation are satisfied.

Productivity is measured in terms of the cost-income ratio. The cost-income ratio is the ratio between general administrative expenses and operating income, consisting of net interest income, net commission income, net trading income, net income from investments and the balance of other operating income/expenses.

In addition, non-financial performance indicators are very important in the Hypo Real Estate Group. These are described in detail starting on page 44.

Product and business processes

Commercial real estate financing business is one of the main activities of the Hypo Real Estate Group. The Group has established a presence worldwide in all major real estate markets, with subsidiaries, branches and representative offices. The Hypo Real Estate Group provides customised, high-quality and innovative financing products and derivatives to internationally operating investors, real estate groups and developers. The range of products of the Hypo Real Estate Group includes financing products such as senior lending, mezzanine finance and portfolio finance, as well as syndication, securitisation and capital market products.

With Hypo Public Finance Bank, Hypo Real Estate Group has expanded its business base. With products such as public finance, structuring, trading and placing of individual derivatives and financing products for management of market value, interest, currency, credit and political risks, it covers a wide range of individual needs of institutional customers. Beyond that it also focuses on the niche of asset management for portfolios of securitised capital market bonds for institutional investors. Further steps in 2006 were the establishment of infrastructure finance and asset-based finance. All the activities detailed above will be consistently developed to form a second strategic pillar which will qualify the Hypo Real Estate Group as a financing specialist across all asset classes.

The Hypo Real Estate Group conducts its business mainly in a transaction-driven manner. For all asset classes, the first step is generally to assess the profitability of the property to be financed – for instance on the basis of existing rental agreements and the credit standing of tenants, or expected income and the credit standing of operators. An entire range of risk management instruments is used before the transaction is finally concluded. This is a clear commitment to so-called "transaction banking". Nevertheless, it is very important and fundamental for the Hypo Real Estate Group to maintain and expand the excellent relations with its customers, many of which are of a long-standing nature.

Major events

Hypo Real Estate Group The year under review was very successful for the Hypo Real Estate Group. The new structure which was introduced on 1 January 2006, comprising the three segments of International Lending, German Lending and Hypo Public Finance Bank with the subsidiaries Hypo Real Estate Bank International AG, Stuttgart, Hypo Real Estate Bank AG, Munich, and Hypo Public Finance Bank, Dublin (which were partially restructured) set the scene for a very good performance at all three subsidiaries of the Group in financial 2006.

In the third quarter, Hypo Real Estate Holding acquired a 2.2 % stake in the Australian investment and consulting company Babcock & Brown Ltd. in order to enhance the business relations which had already existed for a long time with the Hypo Real Estate Group and in order to further develop the joint business activities in international real estate financing and asset-based finance business.

Also in the third quarter, the acquisition of a real estate financing portfolio from Allgemeine Hypothekenbank Rheinboden AG was completed by way of the transfer to Hypo Real Estate Bank International. This portfolio comprises 140 international commercial real estate loans with a total commitment volume of € 3.3 billion.

Personnel information Dr. Ferdinand Graf von Ballestrem unfortunately passed away on 30 September 2006. At the application of the Company, Dr. Frank Heintzeler was appointed as his successor in the Supervisory Board by the commercial register court Munich on 14 November 2006.

Hypo Real Estate International The new segment was created on 1 January 2006 out of the previous segments Hypo Real Estate International and Württemberger Hypothekenbank. This new segment pooled the know-how of the Pfandbrief-based international real estate financing business of Württemberger Hypothekenbank as well as the expertise of Hypo Real Estate Bank International in international structured real estate financing business to form a centre of competence for international commercial real estate financing. For this purpose, all international real estate financing activities of Hypo Real Estate Bank, Dublin, were transferred to Württemberger Hypothekenbank. The latter was then renamed Hypo Real Estate Bank International AG, and retained its registered offices in Stuttgart. All activities connected with this process were completed promptly in the course of 2006. The segment has continued its policy of expanding into new markets by way of establishing new subsidiaries in Mumbai (India; formerly Bombay) in the second quarter as well as in Singapore in the fourth quarter.

As part of the restructuring process, the ratings were confirmed by the rating agencies. For the first time, Hypo Real Estate Bank International has been rated by the rating agency "Dominion Bond Rating Service" (DBRS). The long-term rating was fixed as "A", the short-term rating as "R–1 (low)" and the outlook as "stable".

Personnel information Friedrich-Wilhelm Ladda stepped down from the Management Board of Hypo Real Estate Bank International AG on 1 March 2006. Frank Hellwig has been appointed to the Management Board of Hypo Real Estate Bank International with effect from 1 August 2006, where he performs the duties of Chief Operating Officer on a temporary basis and in addition to his existing functions as Board Member and Chief Operating Officer of Hypo Real Estate Bank AG.

Hypo Real Estate Germany As part of the restructuring process, German financing arrangements have been transferred to Hypo Real Estate Bank from Hypo Real Estate International out of residual holdings of Württemberger Hypo. These transfers were completed in the year 2006.

The very positive development of the segment has also been reflected in improved ratings. Accordingly, Standard & Poor's has upgraded its outlook from "stable" to "positive". Fitch Ratings has improved the long-term rating to "A–". The short-term rating was confirmed as "F2", and the outlook was confirmed as "stable". The rating agency DBRS has also issued a rating for Hypo Real Estate Bank AG. The long-term rating was fixed as "A", the short-term rating as "R–1 (low)" and the outlook as "stable".

Personnel information Reinhold Güntner was appointed as an ordinary member of the Management Board on 10 March 2006; he had previously been a deputy member of the Management Board.

Hypo Public Finance Bank The former Hypo Real Estate Bank International in Dublin was renamed Hypo Public Finance Bank at the beginning of 2006. The new segment constitutes a further diversification of the range of products in the Group, and opens up new growth potential outside pure real estate financing business. Structures which existed in the Group were utilised for setting up this segment, and had a positive impact on the rapid process of starting business. The main activities of Hypo Public Finance Bank comprise public finance, which is handled primarily by Hypo Pfandbrief Bank International, as well as a wide range of financial services and capital market products. Major areas of business are asset-based finance and infrastructure finance, e.g. financing of railways or aircrafts for investors, or infrastructure projects, such as roads or airports. A further major area of business is asset management for securitised capital market bonds. All business activities achieved a very positive performance in the year under review. Hypo Public Finance Bank has been rated A2/stable/P–1 by Moody's, A–/stable/A–2 by Standard & Poor's. Standard & Poor's also rated Hypo Pfandbrief Bank International A–/stable/A–2 in January 2006.

Hypo Public Finance Bank has also been awarded the following ratings by DBRS for the first time. The long-term rating was fixed at "A", the short-term rating as "R–1 (low)" and outlook as "stable".

Personnel information As non-executive members of the Board were appointed on 1 January 2006, Patrick Ryan, and on 1 March 2006 Bettina von Oesterreich.

The Group as an employer

Overall, the number of employees last year declined slightly. As of 31 December 2006, the Hypo Real Estate Group employed 1,229 persons, compared with 1,233 in the previous year. At Hypo Real Estate Bank International, the number of employees at year end was 503 (474); the corresponding figures at Hypo Real Estate Bank AG were 477 (520) and at Hypo Public Finance Bank 167 (175). As part of the process of further expanding the steering function and combined with the centralisation of several functions at Hypo Real Estate Holding AG which took place in 2006, the number of employees in the Holding increased during the year from 64 to 82. Approx. 34 % of employees in the Group work abroad, and most of them have been recruited locally. 43.0 % of employees are female. Another welcome aspect is that a female member of the Management Board is to be found at all major subsidiaries and since 1 February 2007 at Hypo Real Estate Holding, too.

Structure of workforce of Hypo Real Estate Group 2006

as of 31.12.2006



Male 700
Female 529
Total 1,229

Key aspects of personnel work last year were the initiative to identify and develop employees with management potential for key functions, the improvement of the personnel head count and cost controlling. Greater emphasis was placed on performance-linked compensation as well as supporting the processes of centralisation and changes in the Group.

After defining and creating a group of key functions which have a major impact on the success of the business or which are very important for implementing the strategic objectives of the Group, particular emphasis was placed on issues of staff retention, qualification and succession planning for this enterprise-wide group of persons.

With regard to appointing new persons to key functions, the philosophy of the Group is to provide internal candidates with good development opportunities as well as to use externally recruited staff in order to ensure that a continuous culture of renewal and innovation is encouraged.

The encouragement of internal candidates is ensured by way of Group-wide talent management. A multi-stage process is used for implementing systematic identification of high-potential candidates who are particularly deserving of encouragement and successors for key functions in the Group. Comprehensive successor planning for key functions as well as identification of any strategic gaps in succession planning in the Group were thus made possible in a structured manner.

Measures which were introduced for the first time for potential verification (career assessment/external individual potential analysis) and management qualification (Leadership Academy) supported the talent management process with Group-wide development measures. The management qualification process which had been introduced as well as the messages communicated in the process will not only improve management skills but also achieve stronger identification of potential candidates with the overall Group and stronger thinking in the interests of the overall Group.

A further major point of Group-wide human resources activities was the strengthening and the uniform focusing of existing performance-linked compensation systems with the central desire of expanding the variable compensation component. The headquarters of Hypo Real Estate Bank International were the final entity to see the introduction of a variable compensation system. A performance-linked compensation model is accordingly now applied in all entities of the Group. The overall compensation of staff consists of a fixed salary and a variable bonus component; the bonus is calculated on the basis of success in meeting individual objectives, with due consideration being given to the success of the overall Group for the particular subsidiary. Last year, the success of the particular unit in meeting its objectives was used as the key factor for determining the bonus pools of the individual entities. Overall compensation – consisting of fixed salary and variable bonus – is based on market salaries. These were established by way of a Group-wide managed process by taking part in global benchmark studies. The Hypo Real Estate Group expects above-average commitment and above-average performance from all staff. Accordingly, the variable components of compensation in particular can be above-average.

The percentage of variable compensation differs according to region/country and according to the extent of responsibility. In Germany and in most European countries, the percentage can be between 10 % and 50 % of overall compensation. In Anglo-Saxon countries (Great Britain and the USA), the percentage of variable compensation in selected sales functions can also be several times the fixed salary. Overall, wages and salaries for financial 2006 amounted to € 169 million; of this figure, variable performance-linked components amounted to € 75 million (44 %).

The main changes within the Group took place in the form of centralising and strengthening the steering functions of individual functions at the Holding (e.g. Group reporting, internal audit, human resources, marketing) as well as even more streamlined organisation of business processes at Hypo Real Estate International, which also resulted in initial steps of centralising credit administration, transaction management, underwriting as well as credit risk management/portfolio monitoring.

Within the framework of the changes and relocation of duties, directors, senior executives and employees have again demonstrated a high degree of flexibility as well as commitment and strong loyalty to the Group this year. The corporate culture can be described as open and willing to take on changes.

We would like to thank employees for their commitment, their willingness to work for the Group, as well as their flexibility which they have again demonstrated this year and their desire to achieve success; all of these factors have enabled this year's result to be achieved. We should also like to particularly thank the employees' representatives who represent the interest of staff in Germany, the Central Works Council and the Works Councils of the banks.

Sustainability

As a leading real estate financing group with international operations, Hypo Real Estate Group focuses on business success, growth, innovation, added value for shareholders and securing jobs in the long term. Entrepreneurial action also involves accepting responsibility with regard to society and encouraging and maintaining a sustainable environment within which life is worth living.

Corporate culture A key component in this respect is the encouragement of an open corporate culture which is willing to take on change and which, in addition to its economic focus, also takes account of non-financial factors.

For instance, the general credit principles of the Hypo Real Estate Group define ethical principles for extending loans which are also consistent with the Company's code of conduct which is applicable for all members of staff. Transparent structures and clearly communicated corporate objectives support the effort to install this responsibility as a fixed component of the corporate culture.

A further part of this culture is to feel a commitment to the environment. Protecting natural resources is a fundamental basis of sustainable economic growth and social prosperity. The Hypo Real Estate Group places emphasis on encouraging and maintaining an environment in which life is worth living. Accordingly, manufacturers and suppliers must meet the defined environmental protection requirements and must be correspondingly certified. This objective is also observed internally by way of working procedures which save paper or the purchase of modern, energy-saving equipment.

Social commitment The Hypo Real Estate Group also exercises its social responsibility via the Hypo Real Estate Foundation and the Foundation of Württembergische Hypothekenbank (today: Hypo Real Estate Bank International AG) for Art and Science.

Particular mention in this respect has to be made of the architecture prize for exemplary commercial buildings of the Hypo Real Estate Foundation, which awards a prize to commercial buildings which are exemplary in aesthetic and ecological terms. Since 1992, this prize has been awarded every two years. In 2006, it was extended to include an award for young talent; this provides young architects with a platform and encourages a dialog between young architects and experienced architects, clients and investors. Both competitions are held under the patronage of the Federal Minister for Transportation, Construction and Municipal Development and the Bund Deutscher Architekten (BDA, Association of German Architects).

In addition to the activities of its foundations, the Group is also active in sponsoring and via donations. Particularly important in this respect is the sponsorship of young talent.

For instance, the Hypo Real Estate Group sponsors the "Ensemble Interculturel" in Germany (formerly "Junge Symphoniker"). In this case, very talented soloists who have performed well in the "Jugend musiziert" competition are given the opportunity to develop also as a musician in an orchestra. The ability to combine highly professional soloists and experts to form a successful team is an idea which also enables Hypo Real Estate Group to achieve success.

Sustainability indices The efforts of the Hypo Real Estate Group to achieve sustainable management have been recognised by further confirmation of membership in major sustainability indices such as the FTSE 4 Good and the Dow Jones Sustainability Index.

Hypo Real Estate Group

Development in earnings

In the financial year 2006, the Hypo Real Estate Group succeeded in continuing the positive development in earnings, and with net income before taxes of € 571 million succeeded in meeting or exceeding the original target (net income before taxes >€ 530 million). Net income before taxes includes a figure of € 17 million in the form of restructuring expenses resulting from the restructuring of real estate financing business. In addition, net interest income includes a positive effect of € 30 million resulting from the change in accounting policy for allowances on loans and advances. Adjusted for the deferred tax effects resulting from capitalised losses carried forward and the income of capitalised corporate income tax claims, return on equity after taxes amounted to 9.9 %, and was thus higher than the target set at the beginning of the year (return on equity after taxes > 9.0 %).

Net income before taxes[1]


in € million
Annual figures
Budget
600
450
300
150
0
221
443
>530
571
2004
2005
2006

[1] The change in accounting policy for individual allowances for losses on loans and advances is included from 1st of January 2005 onwards.

Boosted by the strong development of new business of recent years, operating revenues increased further; they totalled € 1.082 million in 2006, and were thus higher than the original target of min. € 1 billion.

Compared with last year, the development of earnings at the Hypo Real Estate Group is as follows:

Operating revenues[1]


in € million
Annual Figures
Budget
1,100
1,000
900
800
700
835
946
>1,000
1,082
2004
2005
2006

[1] The change in accounting policy for individual allowances for losses on loans and advances is included from 1st of January 2005 onwards.

Operating revenues Boosted by strong new real estate financing business, operating revenues increased from € 946 million in the previous year to € 1,082 million (+ 14 %). This positive development was attributable to improved earnings in all main types of income. Accordingly, net interest income increased from € 722 million in 2005 to € 811 million in the year 2006. This increase is primarily attributable to the successful new business of recent years as well as the improved average margin in the German portfolio. Net commission income increased by € 20 million to € 145 million. This was due to the successful asset management business at the segment Hypo Public Finance Bank. In addition, net commission income benefited from strong new real estate financing business at the segment Hypo Real Estate International and Hypo Real Estate Germany. Net trading income amounted to € 38 million compared with € 27 million in the corresponding previous year period. This increase was attributable to a higher volume of trading and a positive market development. Investments generated a result of € 86 million, compared with € 67 million in the previous year; the Hypo Real Estate Group took advantage of further favourable market conditions in order to realise capital gains. The balance of other operating income/expenses amounted to € 2 million (2005: € 5 million).

Budget

		2006	Budget 2006
Operating performance			
Operating revenues	in € million	1,082	>1,000
Net income/loss before taxes	in € million	571	>530
Key ratios			
Return on equity after taxes[1]	in %	9.9	>9.0

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

Key Financials

		2006	2005
Operating performance			
Operating revenues	in € million	1,082	946
Net interest income	in € million	811	722
Net commission income	in € million	145	125
Net trading income	in € million	38	27
Net income from investments	in € million	86	67
Balance of other operating income/expenses	in € million	2	5
Provisions for losses on loans and advances	in € million	159	151
General administrative expenses	in € million	335	317
Balance of other income/expenses	in € million	–17	–35
Net income/loss before taxes	in € million	571	443
Net income/loss[1]	in € million	429	334
Key ratios			
Return on equity after taxes[1]	in %	9.9	8.1
Cost-income ratio (based on operating revenues)	in %	31.0	33.5
Key indicators		31.12.2006	31.12.2005
Total volume of lending	in € billion	94.8	92.4
Risk assets compliant with BIS rules	in € billion	66.4	56.3
Core capital ratio compliant with BIS rules[2]	in %	7.0	7.8
New real estate financing business	in € billion	26.6	22.3
Employees		1,229	1,233

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances amounted to € 159 million (previous year: € 151 million). Following the successful portfolio streamlining in recent years, portfolio-based provisions for losses on loans and advances have increased as planned, due to the expanded portfolio. The moderate increase also reflects the risk-aware new business policy despite the expanded portfolio.

Net interest income after provisions for losses on loans and advances amounted to € 652 million, compared with € 571 million in the corresponding previous year period.

General administrative expenses General administrative expenses increased only slightly from € 317 million last year to € 335 million. Savings attributable to the restructuring of Hypo Real Estate Bank AG which was carried out in previous years were opposed by higher expenses resulting from the expansion of the business segments Hypo Real Estate International and Hypo Public Finance Bank. Because growth in operating revenues was higher than growth in general administrative expenses, the cost-income ratio improved appreciably to 31.0 % compared with 33.5 % last year.

Balance of other income/expenses The balance of other income/expenses amounted to € –17 million, and contained restructuring expenses of € 17 million from the course of tightening of the group structure and the combination of portfolios. The previous year figure (€ –35 million) included mainly restructuring expenses of € 34 million incurred as a result of merging international business in one single legal entity and pooling German financing at Hypo Real Estate Bank.

Net income before taxes After restructuring expenses, the Hypo Real Estate Group generated net income before taxes of € 571 million, which was 29 % higher than the corresponding previous year figure (2005: € 443 million). This increase mainly reflects the positive performance in operating profitability.

Taxes on income Taxes on income amounted to € 29 million compared with € 63 million in 2005 and comprised current tax income of € 3 million (2005: current tax expense € 86 million) and deferred tax expense of € 32 million (2005: deferred tax income € 23 million). The current taxes include an one off income of € 62 million from capitalised corporation tax credits. In 2006 a net deferred tax income of € 51 million (2005: € 46 million) resulted from capitalised losses carried forward and their usage.

The capitalisation of losses carried forward particularly at Hypo Real Estate Bank AG and Hypo Real Estate Holding AG resulted in deferred tax income of € 112 million (2005: € 64 million), which was opposed by deferred tax expenses of € 61 million (2005: € 18 million) resulting from the reversal of the deferred tax assets relating to losses carried forward created in previous years.

Net income Excluding the deferred taxes attributable to capitalised losses carried forward of € 51 million (2005: € 46 million) and the effect attributable to the capitalisation of the corporation tax credit of € 62 million, net income after taxes for 2006 amounted to € 429 million compared with € 334 million in the previous year. This is equivalent to an improved return on equity of 9.9 %, compared with 7.9 % in 2005. Including the effects of capitalised losses carried forward and the corporation tax credit, net income after taxes is reported as € 542 million (2005: € 380 million).

Of this figure, € 542 million is attributable to the shareholders. Minorities are not existing.

Development in assets

Total assets of the Hypo Real Estate Group amounted to € 161.6 billion as of 31 December 2006, compared with € 152.3 billion as of 31 December 2005. The portfolio of the Hypo Real Estate Group did not include any available-for-sale long-term assets on the balance sheet dates.

Loans and advances as of 31 December 2006 were € 3.4 billion higher than the corresponding previous end-of-year figure. In line with overall strategy, public sector loans declined, whereas real estate financing increased as a result of new business and the acquisition of the international business of Allgemeine Hypothekenbank Rheinboden AG. The increased trading activities of Hypo Public Finance Bank resulted in higher trading assets

(+ € 5.9 billion). The main increase in assets held for trading purposes was attributable to the volume of debt instruments and other fixed-income securities. Investments increased slightly to € 41.3 billion (31 December 2005: € 39.1 billion). Other assets declined by € 1.8 billion. Similar to the situation with the other liabilities, this decline was attributable to the development in the positive market values of derivative hedging financial instruments, which declined as a result of the higher level of market interest rates.

Contingent liabilities which are attributable to the total volume of lending amounted to € 1.7 billion (31 December 2005: € 2.6 billion).

The total volume of lending as of 31 December 2006 amounted to € 94.8 billion compared with € 92.4 billion at the end of 2005.

The volume of derivatives had a nominal value of € 490 billion (2005: € 368 billion). Derivaties are predominantly used for hedging of interest-, credit and currency risks. Interest swaps are the main instruments. Hedged items are mostly loans and receivables, securities and liabilities.

Total volume of lending

in € billion


100
75
50
25
0
99.1
92.4
94.8
31.12.2004
31.12.2005
31.12.2006

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities and which is the basis for Group management, amounted to € 133.5 billion as of 31 December 2006 (of this figure: € 121.4 billion paid out). After maturities and repayments, the total portfolio increased by € 6.3 billion compared with 31 December 2005. The portfolio of real estate financing increased by € 8.3 billion compared with 31 December 2005. Public sector finance declined by € 2.0 billion. A total of € 73.4 billion (of this figure: € 61.7 billion paid out) was attributable to real estate financing (55 %) and € 60.1 billion was attributable to public sector financing incl. bonds and debt instruments (45 %). The new business production increased further compared with the same previous year period. The volume of new business in real estate financing acquired last year amounted to € 26.6 billion (previous year € 22.3 billion), and was thus above expectations. Including the international financing portfolio acquired from AHBR in the summer of 2006 (approx. € 3.3 billion) as well as off-balance-sheet business (securitisation/syndication) totalling approx. € 2.4 billion, new real estate financing business amounted to approx. € 32.3 billion. In addition, asset based and infrastructure financing of around € 1.9 billion was acquired in the business segment Hypo Public Finance Bank.

Development in the financial position

The capital structure of the Hypo Real Estate Group as of 31 December 2006 is still sound; all current obligations can be met. The maturity structure of the liabilities is also balanced. Total Group liabilities amounted to € 158.1 billion at the end of the year, compared with € 149.3 billion as of 31 December 2005. The increased refinancing requirement as a result of the strong new business is reflected in an increase of € 7.2 billion in securitised liabilities and an increase of € 4.3 billion in deposits from other banks and amounts owed to other depositors. Trading liabilities increased by € 2.0 billion in line with the stronger trading activities. Other liabilities declined by € 3.4 billion. Similar to the situation with the other assets, this decline was attributable to the development in the negative market values of derivative hedging financial instruments which declined as a result of the higher level of market interest rates.

Total equity (excl. revaluation reserve) amounted to € 4.9 billion, compared with € 4.5 billion at the end of the previous year. The AfS reserve and cash flow hedge reserve are disregarded for the purpose of calculating return on equity.

Regulatory indicators compliant with BIS rules[1] The Hypo Real Estate Group also reports sound capital backing for bank regulatory purposes (compliant with BIS rules) as of 31 December 2006. Core capital increased slightly to € 4.6 billion (2005: € 4.4 billion); supplementary capital increased to € 2.0 billion (31 December 2005: € 1.9 billion). Overall, equity funds amounted thus to approx. € 6.7 billion, compared with € 6.3 billion at the end of the previous year. There was no Tier III capital as of the dates of the financial statements. Since the beginning of the year, risk assets have increased by € 10.1 billion to € 66.4 billion as a result of the strong new business and the acquisition of the international business of Allgemeine Hypothekenbank Rheinboden AG.

The core capital ratio is 7.0 %, compared with 7.8 % as of 31 December 2005; the equity funds ratio is 9.3 % compared with 10.8 %.

Risk assets compliant with BIS rules

in € billion


80
60
40
20
0
51.0
56.3
66.4
31.12.2004
31.12.2005
31.12.2006

Liquidity A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At Hypo Real Estate Bank AG, the ratio as of 31.12.2006 was 2.08 (31.12.2005: 1.46). For Hypo Real Estate Bank International AG, the figure as of 31.12.2006 was 1.52 (WürttHyp 31.12.2005: 1.53).

[1] The BIS ratios have been established independently on a voluntary basis.

Development in earnings

For Hypo Real Estate International, the Management Board set a target range of € 380 million to € 410 million for net income before taxes.

In 2006, the segment Hypo Real Estate International generated net income before taxes of € 423 million, which is accordingly higher than the target range of € 380 million to € 410 million. On a quarterly comparison basis, the fourth quarter is the strongest.

Compared with the previous year, net income before taxes improved by 22 % (previous year: € 346 million). Disregarding a deferred tax income from capitalised losses carried forward of € 26 million and the income of capitalised corporate income tax claims of € 12 million, net income after taxes at the segment is € 317 million (2005: € 287 million). This has resulted in a slightly improved return on equity of 13.3 % (2005: 12.9 %).

Net income before taxes


in € million
Annual Figures
Budget
500
400
300
200
100
259
346
380–410
423
2004
2005
2006

In line with the constantly expanding real estate financing portfolio, operating revenues have increased by € 107 million compared with last year to € 639 million (previous year: € 532 million). This positive development is reflected primarily in net interest income, which increased from € 384 million last year to € 464 million. Net commission income of € 125 million was roughly unchanged compared with last year's figure (€ 123 million). Benefitting from favourable market conditions, net income from investments almost doubled to € 48 million compared with last year (€ 25 million).

Additions to provisions for losses on loans and advances amounted to € 43 million, and were thus higher than the corresponding previous year figure (€ 29 million). This increase is attributable to the addition of portfolio-based allowances, and has resulted from the constant portfolio growth seen in recent years.

As a result of the international expansion of business, general administrative expenses have risen from € 156 million to € 173 million. However, because growth in operating revenues was higher than growth in general administrative expenses, the cost-income ratio improved appreciably to 27.1 % compared with 29.3 % in 2005.

Development in assets

As of 31 December 2006, total assets amounted to € 57.4 billion, compared with € 52.7 billion at the end of the previous year. The total volume of lending increased from € 37.7 billion to € 40.5 billion as a result of strong new business. Loans and advances increased by € 3.9 billion to € 39.0 billion, reflecting not only new business but also and primarily the acquisition of the international business of Allgemeine Hypothekenbank Rheinboden AG. Contingent liabilities attributable to the total volume of lending amounted to € 1.4 billion, compared with € 2.5 billion as of 31 December 2005. The contingent liabilities contain the guarantee obligations of Hypo Real Estate Bank International with regard to HVB AG (€ 0.4 billion) which have declined further compared with the end of last year; these guarantee obligations were provided within the framework of the synthetic transfer of the real estate financing portfolio "Western Europe".

Budget

in € million	2006	Budget 2006
Net income before taxes	423	380 to 410

Key Financials

		2006	2005
Operating performance			
Operating revenues	in € million	639	532
Net interest income	in € million	464	384
Net commission income	in € million	125	123
Net trading income	in € million	—	1
Net income from investments	in € million	48	25
Balance of other operating income/expenses	in € million	2	−1
Provisions for losses on loans and advances	in € million	43	29
General administrative expenses	in € million	173	156
Balance of other income/expenses	in € million	—	−1
Net income/loss before taxes	in € million	423	346
Net income/loss[1]	in € million	317	287
Key ratios			
Return on equity after taxes[1]	in %	13.3	12.9
Cost-income ratio (based on operating revenues)	in %	27.1	29.3
Key indicators		31.12.2006	31.12.2005
Total volume of lending	in € billion	40.5	37.7
Risk assets compliant with BIS rules	in € billion	35.7	31.6
Core capital ratio compliant with BIS rules	in %	6.4[3]	7.5[3]
New real estate financing business	in € billion	20.0	19.5
Employees		503	474

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements
[3] Based on allocated capital

Total volume of lending

in € billion


60
45
30
15
0
36.2
37.7
40.5
31.12.2004
31.12.2005
31.12.2006

The volume of new real estate financing business acquired with professional investors and developers amounted to € 20.0 billion last year, and was accordingly higher than the figure for the same previous year period (previous year: € 19.5 billion). Of this figure, European business accounted for € 15.8 billion, and America/Asia business accounted for € 4.2 billion.

Including the international financing portfolio acquired from AHBR in the summer of 2006 (approx. € 3.3 billion) as well as off-balance-sheet business (securitisation/ syndication) of approx. € 2.4 billion, new real estate financing business amounted to approx. € 25.7 billion.

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities and which is the basis for group management, amounted to € 53.5 billion as of 31 December 2006 (of this figure: € 45.1 billion paid out). After maturities and repayments, the total volume increased by € 7.5 billion compared with 31 December 2005. Of the overall portfolio, € 39.0 billion (73 %) was attributable to real estate financing (of this figure: € 30.6 billion paid out), and € 14.5 billion (27 %) was attributable to public finance incl. bonds and debt instruments. Since the beginning of the year, the real estate financing portfolio has no longer included the German portfolio of the former Württembergische Hypothekenbank (now Hypo Real Estate Bank International AG) which has been transferred to Hypo Real Estate Germany.

The real estate financing portfolio broken down according to regions accounts for 79 % of European financing, primarily in the following countries: Great Britain, France, Scandinavia, CEE, Spain and the Netherlands. America and Asia are accordingly responsible for 21 % of the portfolio. The portfolio break-down based on financed property types is dominated by office buildings and retail premises as well as commercial residential property, in line with overall strategy.

Breakdown of the loan portfolio

as of 31.12.2006


Real estate financing 73 %
Public sector financing 27 %

Real estate financing portfolio by regions

as of 31.12.2006


Italy 2 %
Great Britain 25 %
US 17 %
France 15 %
Asia 4 %
CEE[1] 6 %
The Netherlands 6 %
Spain 7 %
Scandinavia 9 %
Other 9 %

[1] The CEE mainly comprises Hungary, Poland and the Czech Republic

Real estate financing portfolio by type of property

as of 31.12.2006


Hotels 5 %
Office buildings 42 %
Logistics/ warehousing 5 %
Other 9 %
Residential 15 %
Retail 24 %

The transactions are selected exclusively on the basis of a sound risk and return ratio. Calculated over all new real estate financing business, the average return is 14 % after taxes.

Ahead of scheduled maturities in cover funds and for optimising the liquidity position of the bank, public bonds and debt instruments worth approx. € 4.4 billion were purchased in the period under review. After maturities and repayments, public finance declined by € 0.3 billion compared with 31 December 2005 to the current figure of € 14.5 billion.

Development in the financial position

Total liabilities at Hypo Real Estate International increased from € 50.3 billion as of 31 December 2005 to € 55.1 billion as of 31 December 2006 as a result of strong new business. The total volume of external funding taken on to refinance lending business amounted to € 17.5 billion in the period under review. Of this figure, Pfandbriefe accounted for € 4.2 billion and long-term unsecured issues accounted for € 6.8 billion. The Pfandbrief segment also saw issues of a public Jumbo Pfandbrief (€ 1.5 billion) and a mortgage Jumbo Pfandbrief (€ 1.25 billion). With regard to the unsecured issues, two senior unsecured benchmarks were issued, one for € 1 billion with a term of five years and one for $ 1 billion with a term of three years. Money market bonds of the type "Slimbo" with a total volume of € 3.95 billion were successfully placed on the market. There were further issues under the "Certificats de Dépôts" (CD) and the "Euro Commercial Paper" (CP) programme. A "US Commercial Paper" programme and a "Canadian Commercial Paper" programme were also established in order to expand the investor base in North America. Risks resulting from issues of bonds in foreign currency were hedged by means of cross-currency swaps.

Business segment Hypo Real Estate Germany

Development in earnings

For the business segment Hypo Real Estate Germany, the Group has set a target of € 120 million to € 140 million for net income before taxes.

With net income before taxes of € 169 million, the segment Hypo Real Estate Germany reported a figure higher than the target range of € 120 to € 140 million in financial year 2006. The segment has also benefited from the change in the accounting policy for allowances for losses on loans and advances, which resulted in income of € 30 million. Without this effect, net income before taxes would have been at the upper end of the target range. On the basis of a quarterly comparison, the fourth quarter was the strongest.

Excluding deferred taxes resulting from the capitalisation of losses carried forward of € 25 million, and the income of capitalised corporate income tax claims of € 50 million, net income after taxes in the segment was € 144 million (previous year: € 101 million), resulting in adjusted return on equity of 7.7 % (2005: 5.7 %).

In 2006, operating revenues of € 367 million were higher than the corresponding previous year figure (€ 359 million). Net interest income increased by € 11 million to € 331 million (previous year: € 320 million). This increase is primarily due to the positive development in the average margin in recent quarters. As was the case last year, net interest income included premature repayment fees and income from the sale of bonded loans. Because the change in the accounting policy for indi-

Net income before taxes[1)]


in € million
Annual Figures
Budget
180
120
60
0
-60
169
139
120–140
-9
2004
2005
2006

[1)] The change in accounting policy for individual allowances for losses on loans and advances is included from 1st of January 2005 onwards

vidual allowances for losses on loans and advances was retrospectively adjusted in accordance with IAS 8, this has not resulted in a positive effect compared with last year. Net commission income benefited from strong new business, and has increased from € -1 million last year to € 2 million. Net income from investments in the segment amounted to € 33 million (2005: € 39 million); Hypo Real Estate Bank AG took advantage of favourable market conditions and realised capital gains from reallocating securities.

Provisions for losses on loans and advances declined further compared with last year. Additions to provisions for losses on loans and advances amounted to € 113 million in 2006, which was lower than the figure of € 122 million applicable for the corresponding previous year period.

The restructuring of Hypo Real Estate Bank AG which has been carried out in recent years has resulted gradually in savings in terms of general administrative expenses, which have declined from € 98 million last year to € 85 million. The cost-income ratio has accordingly improved appreciably to 23.2 % (2005: 27.3 %) as a result of higher operating revenues and simultaneously lower general administrative expenses.

As was the case last year, the balance of other income/expenses amounted to € 0 million in the period under review.

Development in assets

As of 31 December 2006, total assets at Hypo Real Estate Germany declined by € 4.3 billion to € 82.0 billion, compared with € 86.3 billion at the end of the previous year. One factor in this respect was the decline in the positive market values of derivative hedging financial instruments shown under other assets, which fell as a result of the higher level of market interest rates. A further factor was the continued decline in public sector loans. Total volume of lending declined by € 1.6 billion accordingly. German financing arrangements of the former Württembergische Hypothekenbank have been shown under the segment Hypo Real Estate Germany since 1 January 2006.

Total volume of lending


in € billion
80
60
40
20
0
62.2
53.6
52.0
31.12.2004
31.12.2005
31.12.2006

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities and which is the basis for group management, amounted to € 66.1 billion as of 31 December 2006 (of this figure: € 62.4 billion paid out). After maturities and repayments, the total figure declined by € 5.3 billion compared with 31 December 2005. The portfolio of real estate financing increased by € 0.5 billion after maturities and repayments despite the fact that new business and prolongations are selected in accordance with strict considerations of risk and return, whereas the portfolio of public sector loans declined by € 5.8 billion compared with 31 December 2005. Real estate financing accounted for € 34.4 billion (52 %) (of this figure: € 31.1 billion paid

Budget

in € million	2006	Budget 2006
Net income/loss before taxes	169	120 to 140

Key Financials

		2006	2005
Operating performance			
Operating revenues	in € million	367	359
Net interest income	in € million	331	320
Net commission income	in € million	2	−1
Net trading income	in € million	–	–
Net income from investments	in € million	33	39
Balance of other operating income/expenses	in € million	1	1
Provisions for losses on loans and advances	in € million	113	122
General administrative expenses	in € million	85	98
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	169	139
Net income/loss[1]	in € million	144	101
Key ratios			
Return on equity after taxes[1]	in %	7.7	5.7
Cost-income ratio (based on operating revenues)	in %	23.2	27.3
Key indicators		31.12.2006	31.12.2005
Total volume of lending	in € billion	52.0	53.6
Risk assets compliant with BIS rules	in € billion	27.3	24.0
Core capital ratio compliant with BIS rules[2]	in %	6.7	7.7
New real estate financing business	in € billion	6.6	2.8
Employees		477	520

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements

out), and public sector loans including bonds and debt instruments accounted for € 31.7 billion (48%). New business production increased appreciably compared with the same previous year period.

The volume of new real estate financing business amounted to € 6.6 billion last year (previous year: € 2.8 billion), and thus considerably exceeded expectations. The new transactions are characterised by a sound risk and return ratio. The average yield achieved across all new real estate financing business is approx. 13 % after taxes.

Breakdown of the loan portfolio

as of 31.12.2006


Real estate financing 52%
Public sector financing 48%

Real estate financing portfolio by type of property

as of 31.12.2006


Hotels 2%
Logistics/ warehousing 2%
Other 6%
Residential 51%
Retail 18%
Office buildings 21%

Of the total mortgage loans (€ 4.0 billion) which were due for prolongation, € 2.2 billion was adjusted with an average interest margin of approx. 110 basis points (adjustment ratio of around 54 %).

Development in the financial position

As of 31 December 2006, the total liabilities of the business segment Hypo Real Estate Germany amounted to € 81.1 billion, compared with € 85.5 billion at the end of last year. The decline is attributable to the reduced refinancing requirement following the reduction in the public sector loans in line with overall strategy. In addition, the negative market values of derivative hedging financial instruments shown under other liabilities also declined as a result of the higher level of market interest rates. The total volume of external funding with a term in excess of one year which was successfully taken out in the period under review in order to refinance lending business and security maturities amounted to € 9.8 billion. Of this figure, Pfandbriefe accounted for around 80% and unsecured debt instruments and bonded loans accounted for 20%. Structured issues accounted for around € 0.8 billion. The largest issue was a mortgage Jumbo Pfandbrief (€ 1.25 billion) backed by new business with a term of seven years. In addition, two unsecured benchmark bonds, one with a term of 18 months (€ 500 million) and one with a term of 24 months (€ 600 million) were successfully placed on the capital market. Apart from large-volume issues, numerous relatively small debt instruments were to a large extent successfully placed on the market.

Business segment Hypo Public Finance Bank

Development in earnings

The new Hypo Public Finance Bank, the most recent segment in the Hypo Real Estate Group, has successfully completed the financial year. Net income before taxes of € 47 million was considerably higher than the full year target range of € 25 million to € 35 million. The successful development of the first nine months continued in the fourth quarter.

Compared with the previous year in which operations were still in the process of being set up, net income before taxes more than doubled to € 47 million (2005: € 18 million). Net income after taxes in the segment amounted to € 36 million (previous year: € 16 million), resulting in an increased return on equity of 9.7 % (2005: 7.9 %).

Net income before taxes


in € million
Annual Figures
Budget
60
40
20
0
−20
47
25–35
18
−5
2004
2005
2006

Operating revenues of € 96 million considerably exceeded the corresponding previous year figure (€ 60 million), and this was reflected in the positive development of all major operating revenue types. Net trading income increased by € 12 million to € 38 million (previous year 2005: € 26 million). This increase was attributable primarily to the expansion of the trading volume in securities and credit derivatives as well as the positive developments of the markets. The segment benefited from increasing demand for structured and customised derivatives and financial products which customers use for managing interest, currency and credit risks. Net interest income increased to € 34 million (previous year: € 25 million), due to the growth in the portfolio volume which is increasingly also including infrastructure financing and asset-based finance. Net commission income of € 18 million was higher than the corresponding previous year figure (€ 3 million), and this was also due to the successful asset management business of Collineo Asset Management GmbH, Dortmund. Additions to provisions for losses on loans and advances of € 3 million for the period under review contained exclusively additions to portfolio-based allowances and resulted from the portfolio growth of recent periods.

General administrative expenses increased only slightly from € 42 million in 2005 to € 46 million, due to the extended business activities. As a result of the considerably stronger growth in operating revenues, the cost-income ratio improved to 47.9 % (2005: 70.0 %).

Development in assets

Segment assets at Hypo Public Finance Bank increased by € 9.3 billion compared with the previous year to € 28.4 billion (31 December 2005: € 19.1 billion) and are characterised by high trading inventories due to the nature of business. In the financial year 2006, trading activities expanded further, resulting in trading assets increasing to € 11.6 billion (€ + 5.9 billion). As a result of the successful new business in infrastructure-/asset-based finance, loans and advances to customers increased by € 3.0 billion to € 4.2 billion.

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities and which is the basis for group management, amounted to € 13.9 billion as of 31 December 2006. The entire volume has already been fully recognised in the balance sheet. This figure includes public sector loans including bonds and debt instruments of the subsidiaries

Budget

in € million	2006	Budget 2006
Net income/loss before taxes	47	25 to 35

Key Financials

		2006	2005
Operating performance			
Operating revenues	in € million	96	60
Net interest income	in € million	34	25
Net commission income	in € million	18	3
Net trading income	in € million	38	26
Net income from investments	in € million	5	3
Balance of other operating income/expenses	in € million	1	3
Provisions for losses on loans and advances	in € million	3	–
General administrative expenses	in € million	46	42
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	47	18
Net income/loss	in € million	36	16
Key ratios			
Return on equity after taxes	in %	9.7	7.9[1]
Cost-income ratio (based on operating revenues)	in %	47.9	70.0
Key indicators		31.12.2006	31.12.2005
Total volume of lending	in € billion	5.2	1.6
Risk assets compliant with BIS rules	in € billion	4.3	2.0
Core capital ratio compliant with BIS rules	in %	8.4[2]	15.0[1]
Employees		167	175

[1] Based on allocated capital
[2] As per approved annual financial statements

Hypo Public Finance Bank, Dublin, and Hypo Pfandbrief Bank International (HPBI). After maturities and repayments, the total holding increased by € 4.1 billion compared with 31 December 2005.

Broken down according to regions, 73 % of the credit portfolio is attributable to Europe, mainly Germany, Italy and Spain, and 27 % is attributable to North America and Asia. In the portfolio break-down according to customers and counterparties, public institutions and financial institutes are predominant (73 %).

Loan portfolio by regions

as of 31.12.2006


Other 1 %
Asia 3 %
North America 23 %
Europe 73 %

Loan portfolio by customers and counterparties

as of 31.12.2006


Other 1 %
Structured finance 5 %
Companies 21 %
Financial institutions 38 %
Public institutions 35 %

The acquired volume of new business last year amounted to € 4.9 billion. This figure includes a volume of € 1.9 billion for infrastructure-/asset-based finance.

Development in the financial position

The total liabilities of Hypo Public Finance Bank increased to € 27.8 billion as of 31 December 2006 (31 December 2005: € 18.9 billion). The focus on capital markets business is as well reflected in higher trading liabilities (€ + 2.2 billion). The refinancing requirement also increased as a result of the higher volume of receivables. As the legal successor of the former Hypo Real Estate Bank International, Dublin, Hypo Public Finance Bank (HPFB) still has access to a wide range of refinancing instruments and programmes. Accordingly, € 1.6 billion was successfully placed on the market under the € 15 billion MTN programme of HPFB. Overall, the fixed and variable income tranches in circulation under this programme amounted to € 1.8 billion at the end of 2006. In addition, the issued volume of the € 3 billion ECP programme amounted to € 0.6 billion as of 31 December 2006, and the corresponding figure for the € 2 billion CDP programme was € 0.5 billion. A five-year bearer debt instrument of € 500 million was also successfully placed on the market in September. "Lettres de Gage Publiques" – the Luxembourg equivalent of the public Pfandbrief – are issued via Hypo Pfandbrief Bank International, a subsidiary of HPFB. The Lettres de Gage Publiques in circulation as of 31.12.2006 amounted to € 6.2 billion; € 3.2 billion was issued by Hypo Pfandbrief Bank International in 2006.

Events after 31 December 2006

The Management Board and Supervisory Board have defined major steps and measures for a new growth phase of the Group. This focus of the Group is extensively described in the forecast report. In connection with the new growth phase, the following changes relating to the Management Board of Hypo Real Estate Holding AG and the Management Boards of some subsidiaries were announced on 29 January 2007.

- Dr. Paul Eisele will step down from the Management Board of the Holding as of 31 May 2007, and will also step down from the Management Board of Hypo Real Estate Bank International AG as of 30 June 2007. In February, he will step down from his position as board spokesman of Hypo Real Estate Bank International, and will also step down from his positions as chairman of Hypo Public Finance Bank and as a member of the Supervisory Board of Hypo Real Estate Bank AG.
- Frank Lamby will assume responsibility for the "Commercial Real Estate Origination" unit on the Management Board of the Holding and will become the new spokesman of Hypo Real Estate Bank International AG. At Hypo Real Estate Bank AG, he will move over from the Management Board to the Supervisory Board.
- Dr. Robert Grassinger was appointed as deputy member of the Management Board of the Holding as of 1 February 2007. At the Holding Company, Dr. Grassinger will assume responsibility for group-wide funding of covered as well as uncovered issues (Pfandbriefe, lettres de gage, jumbos and MTN issues) as well as interest scheduling on the bank book. He will also succeed Frank Lamby as board spokesman at Hypo Real Estate Bank AG.
- Thomas Glynn has also been appointed as deputy member of the Management Board of the Holding, where he will be responsible for asset management.
- And finally, Bettina von Oesterreich has been appointed as deputy member of the Management Board of Hypo Real Estate Holding AG. In addition to her function as Chief Risk Officer of Hypo Real Estate Bank International AG, she will also assume responsibility as Group Chief Risk Officer.
- Georg Funke is to assume the function of Chairman at Hypo Public Finance Bank as the successor of Dr. Paul Eisele.
- Harin Thaker will be appointed to the Management Board of Hypo Real Estate Bank International AG as of 1 February 2007. Mr. Thaker operates the European real estate financing of the Group from London, and will continue to be responsible for this business in the Management Board of Hypo Real Estate Bank International.

With effect from 31 January 2007, Robert Mundheim stepped down from his office with the approval of the Supervisory Board. In future, he will be the Chairman of the Board of Directors of Quadra Realty Trust, Inc, USA, which is a Real Estate Investment Trust (REIT) initiated by Hypo Real Estate Capital Corporation, New York.

On 15 February 2007 Quadra Realty Trust, Inc. announced the pricing of its initial public offering of 16,670,000 shares at US$ 15 per share. Quadra Realty Trust, Inc. is a commercial real estate financing company, that is qualified as a real estate investment trust (REIT) for US American income tax purposes. The company is externally managed by Hypo Real Estate Capital Corporation, New York, a member of Hypo Real Estate Group. Hypo Real Estate Capital Corporation, New York, holds a share of 33 % at Quadra Realty Trust, Inc.

There were no further events after 31 December 2006 worth reporting.

The Hypo Real Estate Group as a major commercial real estate financier will further expand its successful business model of structured financing on all target markets. The risk-diversifying segments of asset-based and infrastructure finance will account for an above-average share in the amount of growth. The planned extension of the existing buy-and-hold strategy to include a buy-and-distribute strategy which has a positive impact on capital will result in higher turnover rate of the credit book and in an expansion and diversification of the product range. This aspect and the greater use of derivative products for optimising risk and return means that successful risk management will have to face new challenges. Traditional boundaries between risk types will have to be increasingly reviewed and redefined.

Despite the main aspects of business and risk which the three banks profitably implement within the framework of overall Group strategy, comprehensive identification as well as the Group-wide uniform and comparable treatment of risks for determining the Group's risk profile is one of the major criteria of successful business and risk management in the interests of the desired value creation.

The focus of further methodical development of the Group-wide system comprising risk identification, measurement, limitation, controlling and management was therefore further centralised in 2006 with the strong support of local Risk Control- and Risk Management units in the banks.

Based on this structure the effects of internal (risk) strategic changes at portfolio level, method adjustments also from external requirements, (such as Basel II), can be assessed and implemented on a timely basis for all material risks of Hypo Real Estate Group described in the following.

The risk report contains information which also has to be disclosed inter alia in accordance with IAS 32.

Risk-Oriented Group Management

Overview

The Group-wide system comprises the following:

- Risk identification involves permanently and systematically analysing what internal or external factors may constitute a potential risk for transactions or business positions of the Group. The top-down risk inventory carried out in 2006 as well as the annual risk self assessment are one way of identifying previously unrecognised risks; another way is a detailed new product process.
- Risk measurement is used for assessing the expected negative effects and also the potentially unexpected negative effects of the identified risk factors on the bank's earnings situation with various quantitative and qualitative methods.
- Risk limitations restrict the amount of risk involved with the main risk types for the Group; quantitative limitations are imposed by means of limits, and qualitative limitations are imposed by way of policies.
- Risk Control monitors the risk limits and regularly reports to the Management Board. The regular comparison of aggregate Group risk position with the risk bearing capability of the Group, also under stress scenarios, guarantees compliance with the defined risk tolerance of the Group, and ensures that any potential risk to the continued existence of the Group as a going concern is identified on a timely basis.
- Risk management manages the risks which are taken on at portfolio level, for instance by way of diversification, sale or insurance; at the level of individual transactions, risk management manages the risks which are taken on by way of procedure regulations and processes in the banks.

Organisation, responsibilities and duties

Organisation The organisation of the risk management system is broken down into central and local units; a clear segregation of duties together with the joint responsibility permit comprehensive and efficient risk measurement and management across the organisational units. In the Holding Company, the relevant divisions are responsible for uniform risk identification, measurement and limitation throughout the Group in close co-operation with the banks, and are also responsible for risk management at portfolio level. This also includes responsibility for co-ordinating regulatory requirements such as Basel II and the Minimum Requirements for Risk Management (MaRisk) consistently and on a Group-wide basis, and implementing them in co-operation with the banks.

The interchange of information with the banks takes place at the operating level via local risk control- and risk management departments; at the decision-making level, it takes place via the various decision-making committees and bodies which comprise members of the Management Board of the Group as well as members of the Management Boards of the banks.

The interchange of information with the members of the Supervisory Board takes place via the Audit Committee of the Supervisory Board of the Group or Supervisory Boards of the banks.

Within the Holding Company, the departments which are involved in Risk Management such as Group Risk Control, Credit Risk Management and Senior Risk Management are organised separately. Group Risk Control and the Risk Management entities report to various Board members at the time of the report.

Responsibilities and duties Committees which meet regularly have been established for the purpose of holistic management of risk at Group level; these are basically responsible for deciding on guidelines for the entities, such as risk policies, risk limits as well as methods for risk measurement, and are also responsible for making recommendations to the banks with regard to risk positioning. The following are further specific duties:

- Group Asset-Liability Committee (ALCO):
  Asset/liability management of the Group; decisions on allocating limits for market and liquidity risks and defining the funding strategy of the Group.
- Treasurer Committee:
  As a sub-committee of the ALCO, this focuses on short-term asset/liability management of the Group, planning of issue activities in line with the funding strategy as well as the management of risk assets.
- Credit Portfolio Committee (KPA):
  Defining the target structure of the Group credit portfolio based on the Group credit risk position for optimising the risk-return situation and clarifying fundamental questions relating to credit risk management.
- Operational Risk Committee (ORC):
  Interchange of information within the Group and ensuring uniform measurement and management of operational risks. The transparency relating to the Group's risk situation enables Group-wide measures to be taken in order to limit and avoid risk.

The organisation of the committees is the responsibility (at Group level) of Group Risk Control (GRC) and, in the case of the KPA, Group Credit Risk Management (GCR) in conjunction with the corresponding risk control- and management units in the banks.

Group Risk Control is responsible for managing and co-ordinating all Group-wide tasks for identifying, measuring and managing those risk types which have been defined as material to ensure a systematically and conceptually uniform risk management. The aggregate metrics at Group level, the results of the Internal Capital Adequacy Assessment Process (ICAAP), adjustments in method as well as risk-restricting limits and the utilisation of such limits are regularly reported to the Holding Management Board as well as the committees.

Group Credit Risk Management analyses the Group's credit portfolio on the basis of various risk-relevant aspects, e.g. expected loss, PD-movement as well as sectors, customer groups and property structures, implements and updates regulations for lending which are used for managing individual business activities and also defines lending principles and core elements of the lending process.

Senior Risk Management analyses new credit decisions and substantial changes in the risk of existing business of the individual banks in the Group on an independent basis for implementing the Group's risk policy, and makes recommendations to the Holding Management Board in the interest of an efficient credit approval process; these recommendations are used as the basis of the definitive decision.

The Group Legal Department advises the Holding Management Board as well as the Holding entities, tracks developments in court verdicts in order to limit legal risk, and supports the Group companies at the request of their Management Boards in fundamental matters as well as in general legal matters and transaction-related processes.

As an independent monitoring body, Group Internal Audit regularly reviews the adequacy and effectiveness of risk-oriented Group Management, and reports the results directly to the Holding Management Board.

The entire internal (risk) control system, the organisational framework as well as the processes are documented on an aggregate basis in the risk manual of Hypo Real Estate Holding, on a detailed basis and particularly at the process level, they are documented in the risk manuals and process documentation of the banks.

Regulatory developments and preparations of Hypo Real Estate Group

A paradigm change in bank regulation results from the introduction of Basel II. Not only regulatory capital requirements are now more risk-sensitive; in future, there will be greater focus on qualitative regulatory elements, which are manifested in the second pillar of the Basel II concept.

At the national level, the specifications of the new set of rules have now been incorporated in a new German Solvency Regulation (SolvV), which will replace Principle I, as well as by changes in the German Banking Act (KWG), and the German Large Exposure Ordinance (GroMiKV).

In a Group-wide project, the Hypo Real Estate Group has intensively prepared its methods as well as processes for the new Basel II requirements and, in the autumn of 2006, submitted an application to the banking regulatory authorities for approving the use of the so-called Advanced Internal Rating Based Approach as of January 2008. The regulatory review procedure necessary for approval will take place in 2007.

The contents of Pillar II of the Basel rules have been specified by the Minimum Requirements for Risk Management (MaRisk), which were valid in 2006 for the MaK, MaH and MaIR summarised in this document, and which are applicable for the new requirements starting 1.1.2007.

Total bank risk and risk bearing capability

A key parameter within the bank's steering concept is the adequate degree of utilisation of economic capital which is available for covering risk. With the quarterly Internal Capital Adequacy Assessment Process which is consistent with MaRisk, the risk position at Group level and also at banks' level is compared with conservatively defined risk cover funds.

The Group Risk Position is the aggregate of the material risk categories described in the following chapters, with due consideration being given to correlation effects. Where possible and meaningful, the individual risks are determined using a statistical method, normally a value at risk, and quantify potential unexpected losses within a one-year period and different confidence levels in Euro. The risks are calculated quarterly for the current risk profile and annually for the planned business of the subsequent years.

The "going concern" approach assesses whether, even after deducting the minimum regulatory capital requirement according to Principle I, the Group risk position – calculated with a confidence level of 99 % – can be covered by the free risk cover funds.

Stress tests also show quarterly the risk bearing capability in a negative environment for the Group or "worst case" scenarios. Accordingly, the regulatory stress test assesses whether the Group or the individual banks are still able to comply with the minimum capital ratios in accordance with the Basel II requirements despite the losses arising from all risk types associated with the occurrence of a macro-economic climate which is negative for the Group as well as the potential structural deterioration in the credit portfolio. The economic stress test simulates whether bondholder's protection can still be guaranteed in conjunction with extremely unlikely "worst-case" scenarios such as the default of the largest borrowers of the Group (stress test of credit risk concentration).

The results of the ICAAP and the stress tests are discussed and adopted in the Holding Management Board for the individual banks, where appropriate with proposed action. The risk-bearing capability analysis of planned business is used for taking decisions with regard to the future risk profile and the risk tolerance. Major plan or risk profile changes which take place during the year, such as limit increases, are additionally subject to a risk bearing capability analysis.

The Group as well as the individual banks currently enjoy a comfortable risk cover buffer at present, even on the basis of this very conservative risk bearing capability analysis. At Group level, this amounted to € 0.9 billion as of December 2006 for a statistical confidence level of 99 % on the basis of a "going concern" assumption. All currently assessed stress scenarios also withstand the risk-bearing capability analysis.

Presentation of the principles of the risk bearing capability analysis

Risk cover funds	Risk bearing capability
"Free risk cover funds" ▫ Core capital ▫ Profit sharing rights outstanding	**Group risk position**
▫ budgeted net income before taxes	**Risk buffer**
Minimum regulatory capital requirement = **"Reserved risk cover funds"**	

Group risk position by risk category

as of 31.12.2006


Liquidity risk 4 %
Operational risk 10 %
Market risk 14 %
Other risks 17 %
Credit risks 55 %

Risk measurement, control and management of material risk categories in the Hypo Real Estate Group

The risk profile of the Hypo Real Estate Group is currently very much characterised by credit risk. The intensive analysis, identification, management and monitoring of this risk type is reflected in the organisational structure and the committees of the Group.

Market risk- and liquidity risk measurement have become more significant with the slight expansion of capital market business, and were further developed in 2006. Identification and management of operational risk were again improved appreciably last year. With the current risk measurement and monitoring methods for all major risks, Hypo Real Estate Group satisfies the more stringent statutory – and in particular regulatory – requirements such as Basel II and the Minimum Requirements for Risk Management, MaRisk.

Credit risks

Credit risks can be broken down into loan default risk, counterparty risk, issuer risk and country risk, and define the potential loss of value which may occur as a result of the default or rating downgrading of customers in lending business, issuers of promissory notes and debt securities as well as counterparties in money market, securities and derivative transactions.

In the field of real estate financing business, the credit risk comprises not only the pure rating risk but also the collateral risk. The latter is attributable to potential losses of value of collateral due to reasons related to the financed properties and/or the market environment. The "General credit principles of Hypo Real Estate Group" which are applicable throughout the Group have been adopted for professional management of this risk; these also set the following standards for lending:

- Thorough and careful credit analyses of each individual transaction,
- Determining the extent to which forecast cash flows are able to cover capital servicing, (specifically under extreme market conditions such as sharply rising interest rates) as well as the current and sustainable value or collateral,
- Use of PD rating methods for determining the default probability of the borrower and use of early warning systems,
- Use of Loss Given Default (LGD) measuring procedures for measuring future proceeds of any foreclosures which may become necessary if borrowers default,
- Ongoing active observation of the real estate market and adjustment of the lending policy where necessary,
- Avoiding concentration risks and enforcing systematic diversification of the loan portfolio by way of credit portfolio management which draws up appropriate recommendations for action,
- Ensuring that the loans can be resold or syndicated.

These principles have been used as the basis for adopting the specific credit risk strategies in the banks; the general character of these strategies is the focus on individual transactions and a conservative risk profile.

The quality of the valuation methods which are used is constantly monitored by risk controlling; in our opinion, they meet Basel II requirements throughout the Group. The calibration of the PD rating scale for probabilities of default and the LGD measuring process for loss ratios is based on statistical analyses, historical defaults and losses in the portfolio as well as corresponding simulation procedures.

The very different strategic focus of the three members of the Group – Hypo Real Estate Bank International AG, Hypo Real Estate Bank AG as well as Hypo Public Finance Bank – has meant that it is necessary for Group-wide credit principles with clear and uniform principles and financing principles need to be adopted in order to ensure a uniform perception of risk. The credit principles also require the banks to prepare external or internal reports for each individual property transaction and to carry out cash-flow simulations and stress tests. By continuously monitoring the covenants, risks can be identified, assessed and managed at an early stage. These analyses relating to individual transactions are complemented by scenario observations at the portfolio level.

The Group orients its activities on the German Minimum Requirements for Risk Management (MaRisk) as well as established best-practice approaches by way of organisational measures and functional segregation of credit processes right through to Management Board level into market and back office.

In addition to lending as described above, Hypo Real Estate Group is also actively involved in purchasing, structuring and onward placing of loans and financial instruments (securitisation) as a facility for return and risk optimising. The Group also uses internal rating procedures for assessing ratings; at present, these procedures have been submitted to the regulatory authorities for assessing Basel II conformity.

Counterparty risks are defined as possible losses of value affecting interest rate and foreign currency derivatives and forward transactions. Most of these transactions are carried out as hedge positions as part of the asset/liability management. A value-at-risk approach based on a mark-to-market method is used for measuring the counterparty risk throughout the Group; this approach is based on potential future replacement costs. Counterparty risks with derivative, security and money market transactions exist with financial institutions, Central Banks and supranational institutions whose credit standing is above-average on the basis of the assessment of external rating agencies and also on the basis of internally used rating procedures. In order to reduce the derivative-related counterparty risk, the Hypo Real Estate Group normally uses master agreements with its business partners which enable all contracts covered by the master agreement to be pooled into a net receivable if the counterparty fails to meet his obligations (so-called close-out netting). In order to reduce risk further, collateral agreements are taken out which may result in the cancellation of transactions if the counterparty fails to comply with a request to provide a collateral. For further details concerning the maturity distribution regarding the volume of derivatives in the Hypo Real Estate Group, please refer to the notes of the consolidated financial statements.

The Hypo Real Estate Group defines the term country risk as the risk of possible transfer and conversion problems encountered with contract partners domiciled abroad. Credit risk arises from the fact that a borrower who is willing and able to pay is not able to meet his payment obligations if, as a result of government action, he is not able to procure foreign currency or transfer assets to persons not resident in the territory. The location of the property securities is also important in this respect. Credit risk controlling is responsible for ongoing monitoring of country risks. Country risks are monitored by credit risk management on the basis of country limits. Depending on the results of the internal rating process, maximum limits are allocated to:

1) Each individual country and
2) Groups of countries in certain rating ranges;

These limits restrict the business activities. All country ratings and country limits are reviewed at least once every year by the credit portfolio committee. The internal risk assessments are also regularly compared with the assessments of the main rating agencies. The following graph sets out the distribution of the entire country risk of the Hypo Real Estate Group according to rating classes and according to regions as of 31.12.2006.

Country risk by rating class

as of 31.12.2006



Other[1] 1.8%
A+ to A– 4.1%
AA+ to AA– 16.4%
AAA 77.7%

[1] BBB+ to BBB–: 1.7%; BB+ to BB–: 0.1%; B+ or worse: 0.0%

Country risk by region

as of 31.12.2006


Other[1] 2.6%
North America, Japan and Australia 7.6%
Western Europe 89.8%

[1] Eastern Europe: 2.5%; Asia excl. Japan and Middle East: 0.1%; Latin America: 0.0%; Africa: 0.0%

Credit portfolio management is particularly important within the framework of credit risk management. The aim is to reduce the extent and volatility of credit risk costs in line with the overall business strategy of the Group and the Group's ability to bear risk by way of suitable portfolio measures, and to achieve diversification success in the Group measured against risk and earnings parameters.

The process of tracking this aim is supported by the following instruments:

- Continuous portfolio and real estate market analysis
- Systematic increasing or decreasing of sub-portfolios in line with risk strategy by way of appropriate new business or adjustment of conditions with risk-adequate margins
- Risk transfer by way of partial portfolio sales, securitisation measures and syndications
- Use of a credit portfolio model for establishing the extent of potentially unexpected losses and
- Central Group-wide monitoring of cluster risks as well as specific risk concentrations by special regular evaluations.

In the case of development financing arrangements, which imply a higher risk than investment financing arrangements as a result of the completion risk, the extent of the development portfolio is limited as follows:

1) for specific countries (as a percentage of the country limit) and
2) in relation to the overall portfolio

The degree of risk of development financing correlates primarily to the sale and rental status of the financed property and the ability to cover current credit interest out of the cash flows which are received and the ISC (Interest Service Coverage) figure. Financing arrangements which are covered by risk-adjusted ranges of these criteria are limited by way of structural specifications. Overall, the differentiated limitation of sub-portfolios guarantees a sound relationship between investment and development financing in the individual countries and in the overall portfolio.

A key element of successful activity in real estate financing is sound knowledge of the (real estate) markets and the implementation of such knowledge in business strategies as well as in credit and portfolio management processes. Hypo Real Estate Group has established considerable know-how of the corresponding real estate markets and is aware of the risk-relevant factors. Research results obtained on site are incorporated in the business activities and the analysis for lending. For instance, more restrictive lending requirements are applicable for markets whose risk profile is critical (e.g. with regard to the input of equity, rental/sale covenants).

The Group's primary target customers include business partners with professional operations on international real estate markets and who meet the stringent lending standards particularly also in new markets (for instance Russia and China). Extensive market and risk analyses are carried out ahead of the decision to follow our customers into new markets.

Pre-calculation models are used to set management impetus in the individual financial statements which enable risk-adequate margins to be established for new business or when conditions are adjusted. These models take account of covering refinancing costs, capital costs and general administrative expenses as well as potential credit risk costs of expected losses.

The credit portfolio committee is responsible for managing the gradual further improvement of risk diversification of the real estate financing portfolio within a climate of changing markets.

The following graphs break down the real estate financing operations of the Hypo Real Estate Group in the amount of € 73.4 billion on the basis of property-specific and regional aspects. The information is based on the credit portfolio (incl. commitments, excl. pro-rata interest) as of 31 December 2006. Including state financing business, it amounted to € 133.5 billion.

Real estate credit portfolio by type of property


Residential
Office buildings
Retail
Logistics/warehousing
Hotels/leisure
Mixed use
Other
as of 31.12. in %
40
30
20
10
0
39
32
16
3 3
0
7
31 32
21
4 4
0
8
2005
2006

Real estate credit portfolio by region


Germany
Great Britain
US
France
Spain
Italy
The Netherlands
Scandinavia
Japan
Central and Eastern Europe
Other
as of 31.12. in %
60
45
30
15
0
50
13 11
8
3 1 4 4
2 2 2
47
13
9 8
4 1 5 5
2 3 3
2005
2006

The credit risk of the Group's credit exposures is constantly monitored with the risk management instruments described above. For this purpose, for each individual exposure, an estimate is made of the probability of default (PD) and also the loss ratio to be expected in the event of a default (LGD). These two risk ratios provide an estimate of the expected losses, which can be used for breaking down the credit portfolio into expected-loss classes. As shown in the following diagram, 88 % of the real estate credit portfolio is in the expected-loss classes 1–8.

Expected-loss class distribution in the real estate portfolio

as of as of 31.12.2006 in percentage of real estate portfolio


20
15
10
5
0
21
5
8
5
17
13
11
8
6
3
2
1
0.3
0.1
0 0 0 0
Expected-loss classes
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18

Early identification of potential problem loans can be described as a fundamental principle of the Group's credit risk culture. In addition, existing problem loans (sub-performing or non-performing loans which have been problematical for a lengthy period of time or which are already in the work-out process) are intensively monitored and regularly analysed. Early warning systems have been installed in order to ensure that loans which may be exposed to an enhanced level of credit risk can be identified at an early stage. Affected exposures are placed on a "watch list" in order to ensure that they are the subject of greater attention. The following table sets out the performance of real estate loans exposed to an increased level of risk – in relation to the overall real estate credit portfolio – over the past three years.

Real estate loans with an increased level of risk

as of 31.12. in %	2006	2005	2004
Watch list	0.7	1.0	2.0
Sub-performing	0.7	1.0	1.0
Non-performing	1.5	2.0	2.0

Individual allowances have been set aside for all loans for which it will probably not be possible to collect all due interest payments and repayments in accordance with the contractually agreed terms. For further information concerning the individual allowances which have been set aside, please refer to the notes of the consolidated financial statements.

Market risk

Market risk is defined as the potential loss which may be incurred as a result of changes in prices on the financial markets.

The aim of the market price strategy of Hypo Real Estate Group is to manage the market risks associated with refinancing lending business as efficiently as possible. All lending business, all own issues, all securities held as investments and liquidity instruments as well as all derivative transactions are taken into consideration for this purpose at all banks in the Hypo Real Estate Group. This is also applicable for the positions held in the trading book in Dublin. Scheduling assumptions for equity funds, allowances and the effects of non-scheduled redemptions are also taken into consideration. The resultant market risks are mainly interest rate risks.

A distinction is made between general and special interest rate risks (credit spread risks). The former measure potential changes in the present value of positions in the event of shifts of the no-risk rate curve (swap curve). The measurement of credit spread risks, which is to be further fine tuned in 2007 and rolled out on a Group-wide basis, takes account of possible present value changes if there are any changes in the credit spreads influencing the prices of securities and derivatives.

Currency risks are to a large extent hedged at all banks in the Group, and are accordingly present only to a limited extent. In the field of equity, commodity and other price risks, only equity risks as well as alternative investments may be taken on to a strictly limited extent.

The banks in the Hypo Real Estate Group use a uniform value-at-risk approach for daily quantification of the market risk. This approach determines a potential loss on the assumption that a position is held for ten days and also on the assumption of a confidence level of 99%. The period of observation for historical data is 250 trading days. The value-at-risk is established daily by local risk controlling of the banks; it is aggregated by the Holding Company to form a total market risk at the Group level, and is then reported to management. With this system, the Hypo Real Estate Group is at all times able to control consequences of potential market fluctuation, such as rate changes or currency fluctuations, in a timely and profitable manner. This active management is also reflected in daily fluctuations of value-at-risk for the general interest rate risk (excl. own funds books) in the Hypo Real Estate Group during the year. With an average value of approx. € 29 million for 2006 (max. € 49 million; min. € 12 million), the general interest rate of the Group is at a low level, also on the basis of an external comparison.

General interest rate risk 2006

in € million


60
45
30
15
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Daily risk monitoring, limitation and reporting of value-at-risk and the actual changes in present values which occur are complemented by regular back testing and stress testing. The quality of the method which is used is constantly reviewed and optimised by comparing the value-at-risk figures with the daily changes in present values which actually occur. The statistical assumptions of our models have been confirmed. Whereas the value-at-risk measures the market risk under "normal" market fluctuations, the simulation of stress scenarios also measures the potential changes in present values under very extreme and unusual market movements, so that the continued existence of the Company as a going concern can also be guaranteed at all times under these conditions. The measured market risk was also within the "normal limits" even under these conditions.

Market risk management is handled in the individual banks by a committee on the basis of the market risk position measured daily by Risk Controlling; this committee meets regularly and intensively considers the future development of the financial markets and market parameters. In addition, the Group Asset-Liability Committee (ALCO) and its sub-committee (Treasurer Committee) uses the market analyses as the basis for making a trend statement for further positioning within the Group. Implementation is again the responsibility of the individual banks within the framework of their risk limits defined by the Holding Company.

As a result of the trading book approved at Hypo Public Finance Bank, Dublin (formerly: Hypo Real Estate Bank International, Dublin) in 2004 by the Irish regulatory authorities, the bank can also benefit to a greater extent from short-term market fluctuations. Resultant market risks are also subject to the strict risk management process detailed above, including daily risk measurement, limitation and reporting to management.

Liquidity risk

The central aim of the liquidity risk strategy of Hypo Real Estate Group which has been adopted in the central Group ALCO for the entire Group is to ensure that every individual bank in the Hypo Real Estate Group is solvent at all times. In accordance with the internal limit system, probable payment inflows and outflows and possible liquidity-procuring measures, the so-called liquidity position, must be at least balanced at all times during the following five days. This position is determined daily, with due consideration being given to precautionary discounts ("haircuts"); it is monitored by independent Risk Controlling and reported to the Management Board.

A liquidity preview covering 90 days is prepared (independently of trading) in order to identify any additional short-term refinancing needs at an early stage. This preview is used as the basis of active liquidity management. For controlling structural long-term liquidity, the banks in the Group use a liquidity run off scheme, which is also broken down on the basis of individual product groups and thus also permits fine tuning on the basis of market segments. An annual funding plan is then prepared, with due consideration being given to planned new business; this funding plan is adopted and implementation thereof is monitored. In this way, the Hypo Real Estate Group had closely followed the Basel recommendations for liquidity management.

For short-term funding, all banks in the Group have adequate access to the money market. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European Central Bank or which can be sold in the repo market. The good liquidity situation is also demonstrated by the relevant parameters according to principle II of the German Banking Act (KWG); in December 2006, these were more than 1.5 for the German institutions in the Group, and were thus considerably higher than the specified minimum of 1. In Ireland, the central bank ensures that the banks are solvent at all times by way of regulations specifying that one quarter of equity has to be invested in very liquid funds.

For medium- and long-term refinancing, the main refinancing instruments of the Group are public sector Pfandbriefe as well as mortgage Pfandbriefe with their special credit ratings and liquidity. In 2006, the Pfandbrief issues alone were worth € 15 billion. The third major business is conducted with unsecured capital market issues. The origination of commercial paper, debt issuance and medium-term note programmes as well as the issue of money market bonds (SLIMBO) have also enabled the banks in the Group to be able to respond on the market even more quickly and flexibly.

As a result of the opportunities provided by the new Pfandbrief Law, which are also being utilised in the Hypo Real Estate Group as a result of the internal restructuring, the Hypo Real Estate Group will be able to utilise the Pfandbrief instrument to an even greater extent in the course of the next few years. This will also have a positive impact on the liquidity risks quantified as part of the Internal Capital Adequacy Assessment Process. The scenario approach is based on the possible effects of a rating downgrade on the refinancing costs for unsecured issues of the entire Group.

Operational risk

The process of taking on risk lies in the nature of banking business. Operational risk is an unavoidable consequence, and becomes more and more significant with increasingly complex international business. Hypo Real Estate Group has adopted a strategy, defined in an OpRisk policy which is valid throughout the Group, of identifying potential risks by way of an OpRisk measurement and management system which complies with Basel II and of encouraging the pro-active handling of operational risk by way of an institute-wide risk culture. In this way, measures which diminish risk or limit damage can be initiated at an early stage in order to restrict the amount of risk to an acceptable level. In line with the regulatory requirements, operational risk in the Hypo Real Estate Group is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risks. It does not include strategic or reputational risk.

In 2006, Hypo Real Estate Group completed to a large extent the centrally managed conception and implementation of the OpRisk management system, with due consideration being given to the requirements of "Sound Practices for the Management and Supervision of Operational Risk" in accordance with Basel II. With the implementation of the organisational framework for the structure of duties and responsibilities in the banks and the extension of technical support for recording and identifying operational risk, all major criteria for operational risk management in line with the business model have now been implemented in the Hypo Real Estate Group.

Identification, analysis and management are the responsibility of the individual segments in the banks. OpRisk events are therefore recorded locally in the loss database in accordance with specifications which are uniform throughout the Group. The local evaluation of key risk indicators in the banks is used in particular as early warning indicators for potential sources of risk. In addition, a top-down risk inventory was carried out in the year under review. Since the year 2006, the system based risk self assessment is used for assessing segment-specific operational risks as well as possible management measures.

The collected information is evaluated locally and also centrally by Group Risk Control. The results are presented in the OpRisk report to the OpRisk Committee, which meets every six months and which comprises members of the Management Boards of all entities. If required, the committee takes decisions with regard to the implementation of Group-wide risk management measures.

The growing complexity of products used in Hypo Real Estate Group comes along with an increase in model risk. Therefore, in 2006, Hypo Real Estate Group established a model validation unit in Group Risk Control for the qualitative control and limitation of model risk. In this framework, model risks comprise all risks resulting from the fact that simplifying models are used to model complex reality. In particular, this includes the risk that valuation models for approved products do not reflect with sufficient accuracy the actual market dynamics, especially for structured products and derivatives.

The model validation unit validates the valuation models independently of the banks for all products, and in addition ensures model consistency within the Group. Whereas the independent validation and documentation of the models which are used records, monitors and reduces the model risk, the provision of model consistency is a necessary basis for consistent profit and loss calculation as well as for standardised risk management at the Group level.

In 2006, as part of the process of consolidating IT operations in the Group, IT activities were outsourced to Hypo Real Estate Systems, a wholly owned subsidiary of Hypo Real Estate Holding AG. Because the outsourcing comprised the former IT operations of the banks together with the central unit in the Holding, OpRisk measurement and management of IT risks is still guaranteed.

Management of legal risks as a component of operational risk is extremely important within the Hypo Real Estate Group. There is particular focus in this respect on the categories of contract risks, risks of legal verdicts and legal risks of the property to be financed. We define contract risk as the possible disadvantages arising from contracts or parts of contracts which are not enforceable, due to errors in the contract form or documentation.

As far as possible, Hypo Real Estate Group uses standard specimen contracts which are consistent with local law. These specimens form the basis of the specific individual contract documentation, which is prepared by employees with legal training and who are familiar with local law. The contract specimens and clauses which are used are regularly checked internally and externally in order to identify economic and legal consequences. Hypo Real Estate Group places special emphasis on sector-wide standardisation of specimen contracts. As shown by the example of the specimens proposed by the "Initiative Finanzplatz Deutschland", this results in a further gain in terms of efficiency and a considerable reduction of risk.

The Group defines legal verdict risk as the risk that, following a change in legal verdicts, contracts which have been signed in an enforceable manner become entirely or partially unenforceable or ineffective. In order to limit this risk the Group constantly observes the development in legal verdicts. This is carried out internally by the corresponding legal and documentation departments, and externally by specialist lawyer's offices.

The economic value of the property to be financed is determined by legal conditions. These include for instance tenancy agreements which govern the size of rent and the tenancy duration or approvals relating to the operation or utilisation of the property. The Group's credit process regularly comprises "legal due diligence", in which these legal data are carefully assessed. The Group's experience in the financing process and the findings obtained in this process with regard to possible legal risks of the property to be financed are regularly included in the process of optimising this legal due diligence process.

Strategic and other risks

The aim of senior management's intensive analysis of the competition situation as well as the legal and regulatory environment of the markets relevant for the Group's business is to limit strategic risk, which is defined as the risk of an incorrect assessment of major developments and trends in the main areas of operation of the Group. The business and risk strategy of the Group aims to further diversify income flows by developing the new segments of asset based finance and infrastructure project finance in addition to capital market business, in order to further reduce the strategic risk of the Group's previous main concentration on the field of international commercial real estate financing. The flexibility which the Group has demonstrated in the past with regard to organisational and strategic changes has proved to be a major support in this respect.

Reputational risks, resulting for instance from business conduct, the conduct of customers of the Group or due to occurred losses from other risk types, can have a significantly negative impact on company value by way of negative publicity – either justified or unjustified.

A code of conduct which is applicable throughout the Group and which defines principles of fair conduct with regard to all interest groups is monitored by local compliance officers together with compliance with money laundering and compliance regulations and the guidelines relating to insider trading. Lending principles which are valid throughout the Group define ethical standards which exclude certain transactions or business partners. In line with a uniform image of the Group, a press guideline sets out the way to deal with the press for all members of staff, including the Group Corporate Communication unit.

Summary and outlook

In 2007, Hypo Real Estate Group will adopt a "buy-and-distribute" approach for its business activities to an even greater extent than its previous "buy-and-hold" approach. In addition, the new segments of infrastructure finance and asset based finance will be expanded to a greater extent. The credit risk from all business segments will be effectively limited mainly as a result of the strict risk specifications in cash-flow based new business and intensive risk monitoring of new and existing business.

In order to support the process of risk profile optimising at the Group, has been set up a monthly Group Risk Management Committee for integrating, monitoring, and steering of all major risk types as part of Group divisional steering which was communicated at the beginning of 2007. In line with the divisional structure, Group Credit Risk Management and Group Risk Control are reporting to the CRO since 2007.

This ensures that the method used for the early recognition, measurement and monitoring of all risk types will again be further developed in a uniform manner to reflect the increasingly complex products and business processes on a continuous basis throughout the Group in 2007. The management impetus resulting from comprehensive and independent reporting in the Group Risk Management Committee together with an even more intense risk/return analysis will further optimise the risk profile of the Group.

The regulatory audit of the comprehensive Basel II regulations will be a further key milestone in 2007 for the Group.

Macro-economic conditions

A slight decline of economic growth is generally expected for 2007. This applies to the main regions of the world as well as to Germany. Oil prices in 2007 are expected mostly to be between US$ 60 and 65 per barrel, whereas the futures markets for other commodities tend to point to falling prices. Apart from the geopolitical risks which are very difficult to quantify, the high current account imbalances are still major factors which give rise to a certain amount of concern throughout the world. The still high US deficit requires the willingness of international investors to continue to change their portfolio towards American assets. One condition for this is the absence of an abrupt end of the positive real estate trade cycle in the US. In Germany, the increase in value-added tax is one of the factors behind a somewhat moderate growth in 2007. However, a positive aspect is that the state is accordingly taking a clear step in the direction of sustainable financial policy, although consolidation in terms of spending would have been the better economic alternative. Monetary policy is not expected to provide any compensation in the form of positive impetus, particularly as the inflation target of the European Central Bank is also just met in Germany. The development on the labour market is considered to be positive. After the number of unemployed decreased by 600,000 in 2006, a further considerable decline is expected for 2007.

Economic forecast 2007

in %


World
US
Asia
EU-15
Euro-zone
Germany
OECD
Real GDP growth
6
4
2
0
4.9
2.0
4.4
2.5
1.4
Consumer price inflation
6
4
2
0
3.5
2.4
3.1
2.1
2.0
Unemployment rates
9
6
3
0
5.8
4.8
7.4
7.7

Source: IMF WEO (World), September 2006; EIU (US, Asia, EU-15 and Germany), January 2007

Source: EIU, January 2007

Source: OECD Economic Outlook, November 2006, Statistical Annex

Sector-specific conditions

Real estate financing sector

The volume of deals is expected to increase going forward but will require responsiveness and acceptance of lower returns to lenders. Among others, the introduction of REITs in the UK and in other markets will broaden equity sources and bring further liquidity in the European real estate market. Debt will continue to play a significant role, with a growing enthusiasm for structured financial products.

Real estate market Germany The expected economic performance in Germany is indicating a slight increase in top rents for Grade A-premises with good to very good quality in good to very good locations as well as a further reduction in vacant modern office premises in good and very good locations, and stable average rents overall. The situation for office premises with poor quality as well as for office premises in regions with a not fully developed infrastructure will probably continue to be difficult.

For the market for retail premises, there are signs of stable to slightly rising top rents for retail premises in prime locations as well as further vacancies and falling rents in secondary locations. Demand for modern logistics premises is rising more rapidly than supply. The market for residential property expects to see stable residential property prices in 2007; however, the overall development will be very differentiated as a result of regional differences.

Real estate markets Europe In 2007, as the sustainability of current yields is questioned in many markets, investors' returns are expected to be mainly owing to rental growth or repositioning. Rents in key European markets recorded further increases, largely stimulated by a shortage of supply. Madrid saw the biggest rise in the second quarter followed by London, Paris, Munich, Copenhagen and Stockholm. As levels of developments remained low throughout 2006, vacant space in Europe is expected to continue to decline in 2007.

Going forward, the markets with growing rents for office space are expected to be Spain, CEE, France and Russia. In Russia, office yields have fallen considerably during the last twelve months, revealing continuously strong investor interest. Rental increase in retail is expected in Spain, CEE, France, Germany and Russia. Industrial rents are expected to rise in the markets CEE, Germany, Spain and Russia. Investment yields for industrial properties in Western Europe continue to be higher relative to other sectors.

Real estate markets US No major changes are expected in the USA in 2007. Because there are still no signs of economic recovery, demand is expected to continue to be sluggish, particularly for the residential property market. However, the office market is likely to experience a slightly positive performance during the next one and a half years in the main investment metropolitan areas if interest rates and energy prices remain constant. Initial yields are likely to start to rise again in 2007. Vacancy rates will probably decline slightly, and prime rents could increase slightly.

Real estate markets Asia The ceaseless growth of the Asian economies has an impact on some of its real estate markets, which see a rising demand particularly for office, residential and retail space. This coupled with an improving level of transparency of those markets as well as attractive prices and yields, causes capital to flow into Asia Pacific real estate. The bulk of capital currently being invested comes from the US. Increasing demand from investors in the Middle East and also Japan and Australia is expected. With high quality real estate assets still being scarce in some of the markets, the strong demand is expected to further compress cap rates, leading more capital to be seen migrating into second-tier cities. The growth of the Asia Pacific region as well as the outlook of its real estate markets is particularly dependent on the growth of the two economies of China and India, as well as on the role the US economy will play as a major export partner to those countries, and as the main source of capital currently channeled into Asia Pacific real estate.

Asset finance markets

Europe Looking ahead to 2007, the infrastructure market looks set to continue the strong trend established in 2006. All principle sectors are showing an increase in the number of transactions and more frequent large transactions, particularly in transportation and the energy sectors. Asset prices are being bid up as infrastructure funds join established strategic players in bidding for concession contracts and operating assets. Liquidity is therefore not a constraint to new transactions and lenders need to be vigilant as borrowers seek to negotiate more flexible loan terms and tighter pricing in a bid to be competitive.

USA For 2007, significant opportunity for structured asset finance can be seen in the US. In the transportation sector, the rebound of North American airlines provides selective opportunities for airline and lessor fleet replacements in the most balanced environment to be seen in many years. In another major transport area – transportation infrastructure (ports, railways, highways, and related assets) – regional economic growth requires significant investment by equity and debt investors to keep up with demand for essential construction and expansion projects.

Public Private Partnership structures and programs are rapidly gaining traction in the US, as more state and local governments tap the private sector to fund essential long term projects. Likewise, the energy sector – and in particular alternative energy – attracted a great deal of capital, media and government interest in 2006. This sector is seeing tremendous growth opportunities, also for the financial industry. However, it becomes essential to work side-by-side with only the most experienced sponsors and proven technologies, and to avoid exposing the portfolio to the boom/bust cycles that often accompany 'hot' markets.

Asset Management

In 2007 further growth in the asset management business especially in Europe is expected. The increasing complexity of structured finance products coupled with new asset classes introduced to the market further supports the demand for professionally managed products. Also with a steadily high demand on the investor side for structured finance products in general, allocation is a key factor to success. The investment volume of an asset manager supports allocation and helps smaller investors to benefit from the whole range of products brought to the market. In 2007 new products like European Commercial Real Estate CDOs will be seen in the market. Market research has already shown a high demand for these managed CDOs with an underlying in subordinated real estate loans and CMBS securities. As a consequence of this positive development many banks are in the process of setting up separate asset management units. In a more competitive asset management market track record and assets under management will be key factors for success.

Company-specific conditions

The forecasts used as the basis for the future performance of the Hypo Real Estate Group are estimates which have been taken on the basis of all currently available information. If the assumptions used as the basis for the predictions fail to materialise, or if risks (as detailed in the risk report) occur to an extent which is not calculated, the actual results may differ from the currently expected results.

Strategic orientation of the Group

The Management Board and Supervisory Board have defined the main steps and measures for the new growth phase of the Group which is now beginning:

- Hypo Real Estate Group will step up the pace of its existing policy of broadening its business base. In addition to financing large-volume commercial real estate, financial engineering know-how will be strengthened and also applied to other asset classes. In this way, the earnings base of the Group is to be broadened, and its risk profile is to be further diversified. Initial steps in 2006 were the establishment of infrastructure financing and asset-based finance.
- The segments Hypo Real Estate International and Hypo Real Estate Germany will be combined at the beginning of the financial year to form the segment "Commercial Real Estate". This takes account of the successful establishment of German business and the international focus of customers. A distinction between domestic and international business is accordingly no longer necessary. The legal structure of the Group with the three entities of Hypo Real Estate Bank International AG in Stuttgart, Hypo Real Estate Bank AG, Munich, and Hypo Public Finance Bank, Dublin, will be retained despite the new segmentation.
- In addition, the distribution channels for financing which have been set up last year will also be established as a key value driver of the Group. This comprises for instance the expansion of securitisation, which will reduce the balance sheet volume and release equity for further growth. The aim is to allocate the Group's equity consistently on the basis of the best yield opportunities. The value chain also includes strengthening asset management, which comprises the management of finance risks which are based on real estate assets. Asset-based finance activities outside real estate financing, the activities at capital markets and asset management are pooled in the segment "Asset Finance und Asset Management".
- Group-wide portfolio management will be established in the Holding Company in order to optimise the risk and earnings potential of the Group. This will be responsible for managing the entire existing portfolio of the bank; in the past this function has been the responsibility of the operating entities.

Expected results of operations

As has been the case in previous years, Hypo Real Estate Group has again fully met and partially exceeded its ambitious expectations in financial year 2006.

The planning of future financial years is based on the growth steps which have been initiated and on the new segment structure. Planning is also based on the following assumptions:

- Macro-economic growth is expected as described in the forecast report parts concerning the macro-economic and sector-specific situation.
- A rate of inflation of approx. 2.5 % has been planned.
- Based on forward rates, the Euro is expected to strengthen slightly against the US Dollar and the Japanese Yen, and is expected to be relatively constant against Sterling.
- A core capital ratio of 7.0 % is planned for the Group. Core capital comprises an issue of hybrid capital which will account for up to 10 % of shareholders' equity. If the hybrid issue is disregarded, Hypo Real Estate Group aims to achieve a core capital ratio of 6.3 %.

Overall, the Management Board expects to see the positive business development continue in the course of the next few years. Consolidated net income before taxes of at least € 680 million is forecast for financial year 2007. The Commercial Real Estate segment will contribute earnings before taxes in a range of between € 630 million and € 650 million. For the Asset Finance and Asset Management segment, the range has been set at € 90 million to € 110 million.

Return on equity after taxes is expected to be between 11 % and 12 % in financial year 2007. For the year 2009, a target of at least 13 % has been fixed for return on equity after taxes.

The considerable improvement in return on equity after taxes is due to higher operating revenues, constant provisions for losses on loans and advances and moderate growth in general administrative expenses. The Management Board expects to see operating revenues of the Group increase to more than € 1.2 billion in financial year 2007. Thereof more than 85 % relates to net interest income and net commission income. The major factor

Return on equity after taxes[1]



in %
Annual Figures
Forecasts
20
15
10
5
0
8.1
9.9
11.0–12.0
>13.0
2005
2006
2007
2009

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

with an impact on the extent of net interest income and net commission income is the volume of new business and the development of the real estate financing portfolio. The Management Board is expecting that new business will be at least € 25 billion in 2007 with an average return of more than 13 % after taxes. This figure does not include off-balance-sheet business resulting from securitisation and syndication. As is the case with Asset Management, this additional business features major opportunities for revenues.

If it is not able to generate the planned extent of new business on the market and/or if outflows in the existing portfolio are higher than originally planned, there may be a negative impact on operating revenues. The Hypo Real Estate Group will not relax its strict risk and return criteria even in this case. On the other hand, new business in excess of the budgeted figure, e.g. resulting from the expansion into new markets such as India or Singapore which was stepped up last year, constitutes a considerable opportunity.

Net trading income and net income from investments account for part of the operating revenues. Up to a level of 15 % is expected for these two items. The Hypo Real Estate Group generates part of this result from activities which are related to the capital market; these are of course subject to fluctuations – depending on the specific market conditions. These fluctuations may constitute risks or opportunities.

Because it is not possible in general to generate revenues in banking without taking on risk, it is possible that provisions for losses on loans and advances will increase again. Hypo Real Estate Group combats this risk by way of risk-oriented Group steering. A further step in this direction is the establishment of Group-wide portfolio management on Holding Level. Provisions for losses on loans and advances of between € 150 million and € 160 million are forecast throughout the Group for financial year 2007.

Hypo Real Estate Group will continue to maintain its high cost discipline. The growth which is achieved will enable the cost base and efficiency to be enhanced even further. For the Group, general administrative expenses of between € 360 million and € 370 million are forecast for financial year 2007.

The development of the exchange rate of the Euro against the main international currencies is not expected to have a major impact on the income statement, because open currency items for the current year are generally closed directly. Accordingly, Hypo Real Estate Group does not consider that this factor presents a major opportunity or involves a major risk.

Expected financial position

Hypo Real Estate Group will continue to use a wide range of refinancing possibilities in future. The pooling of refinancing functions in the Group will enhance the viability of the Hypo Real Estate Group even further. In addition, the capital base will be strengthened by the initial issue of hybrid capital. Overall, liquidity will be adequately secured at all times. In addition, the basis will be created for further growth in Commercial Real Estate and also in Asset Finance and Asset Management.

For refinancing, an improvement in the rating may constitute a major opportunity, as it would probably result in lower interest expenses. On the other hand, a deterioration in the rating (which is not expected) would have a detrimental impact.

Financing of 3,600 Railcars in the US


6125

Hypo Public Finance USA, Inc. closed $ 238 million of secured floating rate term financing for Babcock & Brown Rail North America LLC (BBRNA), a Babcock & Brown sponsored investor that owns freight railcars (wagons) leased to railroads, utilities, and industrial companies in the US and Canada. Hypo Public Finance was the sole lead arranger of the 3,600 railcar structured financing. More than 90% of railcars securing Hypo Public Finance's debt are newly built (2005/2006) and over 65% of cars are leased to investment grade lessees.

Consolidated Financial Statements

The figures bear out our resolute action.
Net income before taxes: € 571 million
Return on equity after taxes: 9.9 %

Balance Sheet as of 31 December 2006

Assets

in € million	Notes · Page	31.12.2006	31.12.2005	Change in € million	Change in %
Cash reserve	41 · 111	648	182	466	> 100.0
Assets held for trading purposes	7 · 95, 42 · 111	11,630	5,696	5,934	> 100.0
Placements with, and loans and advances to, other banks	8 · 96, 43 · 111	18,010	19,542	−1,532	−7.8
Loans and advances to customers	8 · 96, 44 · 111	81,602	76,294	5,308	7.0
Allowances for losses on loans and advances	9 · 96, 46 · 112	−940	−889	−51	−5.7
Investments	10 · 96, 48 · 113	41,287	39,139	2,148	5.5
Intangible assets	11 · 96, 49 · 115	69	28	41	> 100.0
Property, plant and equipment	12 · 96, 50 · 116	46	14	32	> 100.0
Other assets	51 · 116	5,682	7,427	−1,745	−23.5
Income tax assets	19 · 98, 52 · 116	3,559	4,906	−1,347	−27.5
Total assets		**161,593**	**152,339**	9,254	6.1

Equity and liabilities

in € million	Notes · Page	31.12.2006	31.12.2005	Change in € million	Change in %
Deposits from other banks	13 · 97, 56 · 118	24,609	22,446	2,163	9.6
Amounts owed to other depositors	13 · 97, 57 · 118	12,225	10,080	2,145	21.3
Promissory notes and other liabilities evidenced by securities	58 · 118	102,511	95,333	7,178	7.5
Liabilities held for trading purposes	14 · 97, 59 · 118	5,745	3,753	1,992	53.1
Provisions	15 · 97, 60 · 119	55	57	−2	−3.5
Other liabilities	16 · 98, 61 · 121	8,551	11,967	−3,416	−28.5
Income tax liabilities	19 · 98, 62 · 121	2,190	3,596	−1,406	−39.1
Subordinated capital	63 · 121	2,262	2,028	234	11.5
Liabilities		158,148	149,260	8,888	6.0
Equity attributable to equity holders		3,445	3,079	366	11.9
Subscribed capital	64 · 122	402	402	–	–
Additional paid-in capital		3,319	3,319	–	–
Retained earnings	64 · 122	641	395	246	62.3
Revaluation reserve		−1,460	−1,424	−36	−2.5
AfS reserve	6 · 93	−44	274	−318	> −100.0
Cash flow hedge reserve	6 · 93	−1,416	−1,698	282	16.6
Consolidated profit		542	380	162	42.6
Profit carried forward from prior year		1	7	−6	−85.7
Minority interest in equity		–	–	–	–
Equity		3,445	3,079	366	11.9
Total equity and liabilities		**161,593**	**152,339**	9,254	6.1

Statement of Changes in Equity

Equity

in € million	Subscribed capital	Additional paid-in capital	Retained earnings	AfS reserve[1]	Cash flow hedge reserve[1]	Consolidated profit	Profit carried forward from prior year	Minority interest in equity	Equity
	Equity attributable to equity holders			Revaluation reserve					
Equity at 1.1.2005 bevore change in accounting policy for allowances for losses on loans and advances	**402**	**3,310**	**311**	**275**	**–1,712**	**270**	**–**	**16**	**2,872**
Change in accounting policy for allowances for losses on loans and advances	–	–	–142	–	–	–	–	–	–142
Equity at 1.1.2005 after change in accounting policy for allowances for losses on loans and advances	**402**	**3,310**	**169**	**275**	**–1,712**	**270**	**–**	**16**	**2,730**
Capital increase/decrease	–	9	–	–	–	–	–	–	9
Change in value of financial instruments not affecting income	–	–	–	11	–357	–	–	–	–346
Change in value of financial instruments affecting income	–	–	–	–7	379	–	–	–	372
Net income/loss	–	–	–	–	–	380	–	–	380
Allocation/addition consolidated profit	–	–	223	–	–	–223	–	–	–
Profit carried forward from prior year	–	–	–	–	–	–	7	–	7
Distribution	–	–	–	–	–	–47	–	–	–47
Changes in group of consolidated companies	–	–	–1	–5	–8	–	–	–16	–30
Reserve arising from currency and other changes	–	–	4	–	–	–	–	–	4
Equity at 31.12.2005	**402**	**3,319**	**395**	**274**	**–1,698**	**380**	**7**	**–**	**3,079**
Equity at 1.1.2006	**402**	**3,319**	**395**	**274**	**–1,698**	**380**	**7**	**–**	**3,079**
Change in value of financial instruments not affecting income	–	–	–	–249	–60	–	–	–	–309
Change in value of financial instruments affecting income	–	–	–	–69	342	–	–	–	273
Net income/loss	–	–	–	–	–	542	–	–	542
Allocation/addition consolidated profit	–	–	253	–	–	–253	–	–	–
Profit carried forward from prior year	–	–	–	–	–	–	1	–	1
Distribution	–	–	–	–	–	–127	–7	–	–134
Changes in group of consolidated companies	–	–	–	–	–	–	–	–	–
Reserve arising from currency and other changes	–	–	–7	–	–	–	–	–	–7
Equity at 31.12.2006	**402**	**3,319**	**641**	**–44**	**–1,416**	**542**	**1**	**–**	**3,445**

[1] Explanations in note 6 · page 93

The Management Board of Hypo Real Estate Holding AG will propose to the ordinary annual general meeting on 23 May 2007 that, out of the net income of € 386 million of Hypo Real Estate Holding AG, a dividend of € 201 million, equivalent to € 1.50 per share, will be paid to the equity holders.

Cash Flow Statement[1]

in € million	2006	2005
Net income/loss	**542**	**380**
Write-downs, provisions for losses on, and write-ups of, loans and advances and additions to provisions for losses on guarantees and indemnities	208	−16
Write-downs and depreciation less write-ups on long term assets	131	−215
Change in other non-cash positions	−261	7
Result from the sale of investments, property, plant and equipment	−104	2
Other adjustments	−83	−33
Subtotal	**433**	**125**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	−5,934	−4,183
Placements with, and loans and advances to, other banks	1,533	2,109
Loans and advances to customers	−5,308	750
Other assets from operating activities	−54	−4,601
Deposits from other banks	2,163	3,894
Amounts owed to other depositors	2,145	1,256
Promissory notes and other liabilities evidenced by securities	7,177	−3,840
Other liabilities from operating activities	1,491	2,779
Amendments of non-cash items (accrued interest, accured commission, premium/discount booked out of the year)	−354	19
Cash flow from operating activities	**3,292**	**−1,692**
Proceeds from the sale of property, plant and equipment	12,070	9,885
Payments for the acquisition of property, plant and equipment	−15,424	−7,687
Proceeds from the sale of investments	2	–
Payments for the acquisition of investments	−14	−34
Cash flow from investing activities	**−3,366**	**2,164**
Proceeds from capital increases	1	16
Dividends paid	−134	−47
Subordinated capital, net	223	−260
Other financing activities, net	–	−16
Cash flow from financing activities	**90**	**−307**
Cash and cash equivalents at the end of the previous period	**182**	**275**
+/– Net cash provided/used by operating activities	3,292	−1,692
+/– Net cash provided/used by investing activities	−3,366	2,164
+/– Net cash from financing activities	90	−307
+/– Effects of exchange rate changes and non-cash valuation changes	450	−258
Cash and cash equivalents at the end of the period	**648**	**182**

[1] Explanations in note 68 · page 123

1 General information

The Hypo Real Estate Group is a leading international real estate financing group which combines commercial real estate financing with modern investment banking. The holding company of the Hypo Real Estate Group is the listed **Hypo Real Estate Holding Aktiengesellschaft**, which is incorporated in the commercial register of the Amtsgericht (local court) Munich (HRB 149393) with the following registered office:

Unsöldstraße 2, 80538 München

The shares of Hypo Real Estate Holding AG are traded on the stock exchange in Frankfurt am Main (Prime Standard) (ISIN: DE0008027707).

Accounting policies

2 Principles

Hypo Real Estate Holding AG has prepared its consolidated financial statements for the period ended 31 December 2006 in line with EC ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002 in accordance with International Financial Reporting Standards (IFRS). These financial statements are based on the IFRS rules which have been adopted in European Law by the EU commission as part of the endorsement process; it is also based on the regulations of commercial law which are applicable in accordance with section 315a (1) HGB. With the exception of IAS 39, all mandatory IFRS rules have been completely recognised by the EU. Certain regulations of IAS 39, relating to fair value hedge accounting for a portfolio hedge of interest risks, have not been recognised. The Hypo Real Estate Group does not apply this type of hedge accounting, so that the financial statements are accordingly consistent with the entire IFRS and also with the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). These are the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

If they are not inconsistent with the IFRS, the German Accounting Standards (Deutsche Rechnungslegungs Standards – DRS) published by the Deutsche Rechnungslegungs Standards Committee (DRSC) have been followed.

Adopted IFRS The Hypo Real Estate Group applies all obligatory standards. In addition, these consolidated financial statements also use the mandatory regulations of the Bilanzrechtsreformgesetz (Law Reforming Balance Sheet Law).

The consolidated financial statements for the period ended 31 December 2005 comprise early adoption of the changes in IAS 19 (Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures) and IAS 21 (Effects of Changes in Exchange Rates). Accordingly, they have not resulted in initial adoption effects in the present financial statements.

In its consolidated financial statements for the period ended 31 December 2006, the Hypo Real Estate Group initially adopted the new or modified standards IFRS 6 (Exploration und Evaluation of Mineral Resources) and IAS 39 (Financial Guarantees) as well as the interpretations IFRIC 4, 5, 6, 7, 8 and 9.

The initial adoption of these standards and interpretations has resulted in the following changes in relation to statement, valuation and recognition:

IFRS 6 (Exploration and Evaluation of Mineral Resources) is applicable in the first reporting period of a financial year starting on 1 January 2006 or subsequent thereto. Because the standard does not govern any issues relevant for the Group, the initial application of the standard has not had any impact on the net assets, financial position and results of operations of the Group.

The new regulation of IAS 39 (Financial Guarantee Contracts) applicable starting in financial year 2006 makes a distinction between financial guarantees and derivatives. This distinction results in specific valuation regulations because financial guarantees and credit commitments, which are not classified as derivatives in view of their features, are not stated with their fair value. Because the Hypo Real Estate Group has already adopted a corresponding accounting practice, this does not have any major impact.

The Hypo Real Estate Group has adopted the interpretations IFRIC 4 (Determining whether an arrangement contains a lease) and IFRIC 5 (Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds) at the envisaged initial adoption time in the annual report for 2006. In addition, the Hypo Real Estate Group has employed early adoption of the interpretations IFRIC 6 (Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment), IFRIC 7 (Applying the Restatement Approach under IAS 29), IFRIC 8 (Scope of IFRS 2) and IFRIC 9 (Reassessment of Embedded Derivatives). The adoption of these interpretations has not resulted in any major impact on the net assets, financial position and results of operations of the Group.

Published IFRS which are not yet mandatory and which are not the subject of early adoption The new respectively modified standards IFRS 7 (Financial Instruments: Disclosures), IAS 1 (Capital Disclosures) and IFRS 8 (Operating Segments) have not been the subject of early adoption by the Hypo Real Estate Group. Recognition of financial instruments has been changed as a result of IFRS 7. IFRS 7 is mandatory for years which commence on or after 1 January 2007. IFRS 7 will completely replace IAS 30 and partially replace IAS 32. Because recognition has previously been based on these two standards, IFRS 7 will result in an expansion in the notes. On the other hand, there will probably not be any major changes to the structure of the income statement and the balance sheet. IAS 1 will involve some statement regulations regarding management of shareholders' equity. IFRS 8 will replace IAS 14 starting 1 January 2009 and will amend the definition of segments and some statement regulations. Depending on the structure of the Hypo Real Estate Group at the time of initial adoption of IFRS 8, there may be an impact on segment reporting.

The interpretations IFRIC 10 (Interim Financial Reporting and Impairment), IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions) and IFRIC 12 (Service Concession Arrangements) have not been the subject of early adoption by the Hypo Real Estate Group, because they have not been endorsed into European law by the EU Commission. Initial adoption of IFRIC 10 is earmarked for financial years commencing after 1 November 2006. In accordance with this interpretation, it is not permissible for impairments relating to goodwill or equity instruments to be reversed with an impact on income if they have been written off in a prior interim reporting period. The early adoption of this ruling in financial year 2006 would not have had any impact. In the future, there may be an impact depending on the development in the value of the cash generating units, to which goodwill has been allocated, and the equity instruments. The reversals of prior impairments are then only reflected in the income statement at the point at which the assets are sold. IFRIC 11 is the subject of initial adoption for financial years which commence after 1 March 2007, and IFRIC 12 is the subject of adoption for financial years which commence after 1 January 2008. The adoption of these interpretations will probably not have any major impact on the net assets, financial position and results of operations of the Group.

Declaration on German Corporate Governance Code Hypo Real Estate Holding AG has published the declaration on German Corporate Governance Code on its corporate website (www.hyporealestate.com) in accordance with section 161 AktG.

Consolidated financial review The consolidated financial review meets the requirements of section 315 (1) and (2) HGB and DRS 15. It comprises a report on the business and conditions, a report on the net assets, financial position and results of operations, a report of significant events occurring after the cut-off date, an outlook report as well as a risk report. The risk report contains information which, under IAS 32, is required to be disclosed.

3 Uniform consolidated accounting

The individual financial statements of the consolidated domestic and foreign companies are incorporated in the consolidated and financial statements of Hypo Real Estate Holding AG, using uniform accounting and valuation principles.

4 Consistency

The Hypo Real Estate Group applies accounting policies consistently in accordance with the framework of IFRS as well as IAS 1 and IAS 8. However, in accordance with the framework section 41, it is not proper for an accounting policy to be retained if there are more relevant and more reliable alternatives. In such cases, IAS 8.14 b states that it is possible for the accounting policy to be changed.

In order to establish more reliable and more relevant information, Hypo Real Estate Group has changed its accounting policy for allowances for loans and advances.

A financial asset or a group of financial assets is only impaired if, as a result of one or more events, there is an objective indication of an impairment and if there are impacts on the expected future cash flows of the financial asset of the group of financial assets. According to IAS 39, in the case of individual significant receivables, the present value of expected cash flows has to be used as the basis for calculating the extent of the individual allowance. The expected cash flows may comprise repayments and/or interest payments as well as income resulting from the disposal of securities after deduction of costs to sell.

The Hypo Real Estate Group has set aside allowances or provisions to cover any expected defaults for all existing credit risks in lending business. A distinction is made between individual allowances, portfolio-based allowances and loan loss provisions In order to calculate the size of an individual allowance, secured receivables in the past have frequently been valued using the market price of the securities. By now, the Hypo Real Estate Group uses the present value of the cash flows from the securities for the purpose of valuing secured receivables. This procedure is more suitable for the present value oriented business model of the Hypo Real Estate Group, which is also applied in lending policy. The required data were collected 2006 for the first time.

The Hypo Real Estate Group has retroactively adjusted the accounting and valuation method in accordance with IAS 8.19 in such a way as if the new method had always been used for accounting purposes. The opening balance sheet as of 1 January 2005 and the comparison figures for 2005 have been changed accordingly. Thereby the retained earnings after deferred taxes in the opening balance sheet as of 1 January 2005 decrease by € 142 million. The provisions for losses on loans and advances in 2005 increase by € 2 million and net interest income by € 37 million. Including a deferred tax expense of € 14 million net income rose by € 21 million in comparison to the year 2005.

5 Consolidation

The group of consolidated companies of Hypo Real Estate Holding AG comprises a total of 45 companies as of 31 December 2006. It comprises the following companies:

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (Sub-group with a total of 3 companies)
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Hypo Real Estate Bank AG, Munich (Sub-group with a total of 16 companies)
- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (Sub-group with a total of 6 companies)
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hong Kong
- Hypo Real Estate Capital India Corp. Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (Sub-group with a total of 8 companies)
- Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore
- Hypo Real Estate Transactions S.A.S., Paris
- Pallas Capital Corporation, Delaware
- WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld (Sub-group with a total of 2 companies)

The group of consolidated companies includes 16 special purpose entities. The special purpose entity Pallas Capital Corporation, Delaware, has been set up to take advantage of refinancing opportunities in the USA and to administrate the assets transferred to it. The special purpose entities Kiel I to IX, Limited, Jersey, House of Europe Funding I to III plc, Dublin, and Octagon Limited, Cayman Islands, have been set up to structure asset-backed securities transactions. The special purpose entities GECO 2002 Limited, Jersey, and Duke 2002 Limited, Jersey, have been set up in connection with synthetic securitisation of own credit risks.

In accordance with IAS 27, Hypo Real Estate Holding AG exercises control over all fully consolidated companies, as it holds a majority of voting rights or, in the case of special purpose entities, the criteria of SIC 12 are satisfied.

The group of fully consolidated companies has been defined on the basis of materiality criteria. All fully consolidated companies have prepared their financial statements for the period ended 31 December 2006. There are no major shareholdings in joint ventures or associated companies, and no companies are consolidated on a prorata basis or accounted for using the equity method.

No subsidiaries were acquired in the financial year 2006. The following newly established or existing subsidiaries have been included in the group of consolidated companies:

- Hypo Real Estate Capital India Corporation Private Ltd., Mumbai
- Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore
- Collineo Asset Management GmbH, Dortmund
- Collineo Asset Management USA Inc., New York
- WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld
- WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld

As part of its strategy of international expansion into new markets, Hypo Real Estate Bank International AG, Stuttgart, established the wholly owned subsidiary Hypo Real Estate Capital India Corporation Private Ltd., Mumbai, in the second quarter of 2006, and the wholly owned subsidiary Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore, in the fourth quarter of 2006. These subsidiaries specialise in commercial real estate financing in the Indian market and in the South-East Asian and Pacific market respectively. The initial consolidation has not had any major impact on the net assets, financial position and results of operations of the Group.

As a result of the dynamic development in business, Collineo Asset Management GmbH, Dortmund, was included in the group of consolidated companies as of 30 June 2006. Collineo Asset Management GmbH manages asset backed securities mainly for third parties. The initial consolidation of this wholly owned subsidiary has resulted in goodwill of € 10 million. For 2006, the company accounted for net commission income of € 6 million and general administrative expenses of € 4 million.

Collineo Asset Management USA Inc., New York, has been set up as a wholly owned subsidiary of Hypo Public Finance USA Inc., New York (formerly HI Asset Management Inc., New York). The initial consolidation in the first quarter of 2006 has not resulted in any major impact on the net assets, financial position and results of operations of the Group.

WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld, and WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld, were also initially consolidated in the second quarter of 2006. WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld, is a subsidiary of Hypo Real Estate International Bank AG, Stuttgart. WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld, is a subsidiary of WH-Erste Grundstücks GmbH & Co. KG. The business of both companies is based on ensuring optimum management of their real estate portfolio. The initial consolidation has increased total assets by € 131 million and a goodwill of € 8 million has resulted.

No subsidiaries were sold in financial 2006. Nor have there been any other reasons for companies to be no longer included in the Group of consolidated companies.

As part of a restructuring process at the beginning of 2006 a long-standing experience of Wüttembergische Hypothekenbank in international Pfandbrief-based real estate financing business has been combined with the know-how of Hypo Real Estate Bank International in structured real estate financing business. The international real estate financing business of Hypo Real Estate Bank International in Dublin has been transferred to Württembergische Hypothekenbank in Stuttgart, which was then renamed in Hypo Real Estate Bank International AG. German real estate financing has been pooled at Hypo Real Estate Bank AG in Munich. The Hypo Real Estate Bank International in Dublin has been renamed in Hypo Public Finance Bank. The internal transactions have not had any impact on the net assets, financial position and results of operations of the Group.

Overall, 21 companies have not been included in the consolidated financial statements because they are only of minor significance for the Group. The balance sheet effects of the contractual relations between the Group companies and the companies which are not included are set out in the consolidated financial statements. The pooled results of the affiliated companies which have not been consolidated in view of their minor significance total € -7 million. Depreciation on investments, provisions and profits transferred to the financial statements of the parent company almost completely cover any net losses. The pooled total assets account for 0.1% of the Group total assets. The shares in the non-consolidated companies are shown as AfS financial investments.

Group of consolidated companies

	2006	2005
Consolidated companies	45	39
Non-consolidated subsidiaries	21	25
Total number of subsidiaries	**66**	**64**
Other participating interests	**21**	**22**

These financial statements set out a list of "shareholdings" in the chapter "Holdings". In this list, the affiliated companies which are not special purpose entities are structured on the basis of whether they are included in the financial statements or not. Other shareholdings are also listed.

Consolidation principles and impairment test for goodwill
For the purposes of capital consolidation, the costs of purchasing an affiliated company are netted with the Group's stake in the completely recalculated shareholders' equity at the time of the acquisition. This shareholders' equity is calculated as the difference between the assets and liabilities of the acquired company, using their fair values. The difference between a higher cost of purchase and the re-calculated shareholders' equity is stated as goodwill in the balance sheet under intangible assets. After it has been stated for the first time, goodwill is subsequently stated at cost of purchase less all cumulative allowances.

Under IFRS 3, it is not permissible for goodwill to be depreciated. Instead, the goodwill is allocated to the cash generating units. In line with Group steering, the business segments constitute the cash generating units of the Hypo Real Estate Group. As of 31 December 2006, there was goodwill of € 10 million at the level of the business segment Hypo Real Estate International, and goodwill of € 10 million at the level of the business segment Hypo Public Finance Bank. At the segment level, goodwill is subject at least annually to an impairment review. An impairment is recognised if the carrying amount of the cash generating unit exceeds the net realisable amount, defined as the higher of value in use and the fair value less costs to sell. The value in use is used for the impairment test of goodwill at the two cash generating units. Because this is considerably higher than the carrying amount, no impairment has been recognised. The cash flows of the next three years have been planned for establishing the value in use. No growth factor has been assumed for the perpetual yield. The cash flows are discounted using interest rates which reflect the segment-specific risk. The interest rate for the business segment Hypo Real Estate International is 8.0 % and for the business segment Hypo Public Finance Bank 9.2 %.

Business relations within the group of consolidated companies are netted with respect to each other. Intercompany results attributable to internal transactions are eliminated. There are no major shares in joint ventures or associated companies; accordingly, no companies are consolidated on a pro-rata basis or accounted for using the equity method.

6 Financial instruments

According to IAS 32, a financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. According to IAS 39, all financial instruments have to be classified according to this standard, to be recognised in the balance sheet and to be measured according to its classification:

Held-for-trading A financial asset or a financial liability is held-for-trading if it is:

- primarily acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;
  or
- a derivative (except for a derivative that is a designated and effective hedging instrument).

Held-for-trading financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss. Held-for-trading financial instruments are stated under trading assets and trading liabilities. Interest and dividend income as well as the refinancing costs for the trading instruments are shown in net trading income.

Designated at Fair Value Through Profit or Loss (dFVTPL) If certain conditions are satisfied, financial assets or liabilities can be classified at the fair value of financial assets or financial liabilities to be valued through profit or loss when they are initially stated. A designation can be made if the use of the valuation category means that a recognition and valuation inconsistency is either avoided or considerably reduced. Management and performance measurement of a portfolio of financial instruments are based on the fair value or if the instrument contains a certain embedded derivative. The Hypo Real Estate Group classifies financial assets under the dFVTPL category only for the first two cases. As of 31 December 2006, only fixed-income securities are allocated to the category dFVTPL. Financial liabilities and receivables are not allocated to this category. The fixed-income securities are managed on a portfolio basis. Open risk positions of the portfolio are closed by hedging derivatives. Because changes in the value of derivatives under IAS 39 in principle have to be recognised in profit or loss, the designation of fixed income securities under the category dFVTPL will avoid inconsistency in terms of valuation. As a result of the designation of fixed income securities, the opposite movements in the income statement cancel each other out to a large extent. The accounting treatment is accordingly consistent with risk management and the investment strategy.

dFVTPL financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss. Because financial liabilities are not designated in the category, the Hypo Real Estate Group does not have any effect resulting from the instruments being valued with the own current credit risk. The fixed income securities under the category dFVTPL are stated under the item of financial instruments. Interest income from the securities is shown under net interest income. The changes in value to be recognised in profit or loss are stated under net income from investments, in the same way as the changes in value of the corresponding derivatives.

Held-to-Maturity (HtM) investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

HtM financial investments are measured at amortised cost and recognised in the positions investments, placements with, loans and advances to, other banks and loans and advances to customers. The interest income to HtM financial instruments is shown under net interest income. Changes in the value of HtM financial instruments to be recognised in profit or loss as a result of impairment or write-ups are shown under net income from investments, if these instruments are securities.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables are recognised in the positions placements with, loans and advances to, other banks and loans and advances to customers, and are measured at amortised cost. Interest income from receivables and market price related effects attributable to taking back or selling receivables is shown under net interest income. Reductions in value due to credit standing factors are shown under provisions for losses on loans and advances.

Available-for-Sale (AfS) assets are those non-derivative financial assets that are designated as available-for-sale and which are not classified as loans and receivables, held-to-maturity investments or financial assets which are recognised at fair value in profit or loss.

AfS financial assets are measured at fair value. Changes in fair value are recognised in a separate item of equity (AfS reserve) not affecting income until the asset is sold, withdrawn or otherwise disposed of, or if an impairment is established for the financial asset in accordance with IAS 39.58 et seq., so that the cumulative profit or loss previously recorded under equity is now taken to the income statement. If the fair value of an AfS debt instrument increases objectively in a subsequent reporting period, the impairment has to be reversed to the income statement. On the other hand, impairments for an AfS equity instrument which have been recognised in the income statement are not permitted to be reversed and taken to the income statement.

AfS financial assets are mostly recognised under investments. Interest income from AfS assets is stated under net interest income. Profit generated by the disposal of AfS financial instruments as well as changes in value as a result of impairment or write-ups to be recognised in profit or loss are shown under net income from investments, if the instruments are securities.

Derivatives are shown at fair value. Changes in fair value are recognised in the income statement if the derivatives are not recognised in cash flow hedge accounting.

Financial instruments which have to be shown at fair value are valued on the basis of stock market prices or other market prices. If no price is available from an active market, valuation models are used. Examples of valuation models are: Present value models, the current Black-Scholes models, log normal models or term-structure models. The current interest rate structure as well as caps or swaption volatilities are used as parameters relevant for valuation purposes. The Hypo Real Estate Group is able to reliably establish the fair value for virtually all financial instruments. A fair value cannot be established only for some investments in companies for which a market value is not available and which are not fully consolidated, consolidated on a pro-rata basis or accounted for using the equity method due to considerations of materiality. These investments in companies are measured with their amortised cost of purchase.

In principle, the purchase or sale of financial instruments is recognised at the trade date. Premiums and discounts are part of the amortised costs and appear in the net interest income for the accounting period in question. In accordance with the primary disposal concept of IAS 39, a financial asset has to be eliminated when all opportunities and risks have mainly been transferred. If the main opportunities and risks associated with ownership of the transferred asset are not transferred or retained, and if the power of disposal continues to be exercised over the transferred asset, the Company has to capitalise the asset to the extent of the so-called continuing exposure. There are no transactions which result in partial elimination due to a continuing exposure.

According to IAS 39.63 all financial assets that are measured at amortised cost must be tested for impairment. Where subsequent measurement of financial assets is based on fair value, an impairment is implied in the fair value.

Hedging relations Hedging relations between financial instruments are classified as a fair value hedge, a cash flow hedge or hedging of a net investment in a foreign operation in accordance with IAS 39.

Fair-value hedge Under IAS 39, with a fair-value hedge, a stated asset or a stated liability or an off-balance sheet fixed obligation or a precisely designated part of such an asset, such a liability or such an obligation is hedged against the risk of a change in fair value which is attributable to a specific risk and which might have an effect on profit or loss for the period.

If the hedge of the fair value in the course of the reporting period satisfies the criteria of IAS 39.88, the hedge is stated in the balance sheet as follows:

the profit or loss arising when the hedging instrument is revalued with its fair value (for a derivative hedging instrument) or the currency component of its book value calculated in accordance with IAS 21 (for non-derivative hedging instruments) is recognised in profit or loss for the period;
and
the book value of an underlying transaction is adjusted by the profit or loss arising from the underlying transaction and attributable to the hedged risks, and is recognised in profit or loss for the period. This is applicable if the underlying transaction is otherwise stated using the costs of purchase. The profit or loss attributable to the hedged risk is recognised in profit or loss for the period if the underlying transaction is an available-for-sale (AfS) financial asset.

The Hypo Real Estate Group uses fair-value hedge accounting for presenting micro-hedge relations. Fair-value hedge accounting is not used for a portfolio of interest risks. Inefficiencies within the range permitted under IAS 39 are shown in net interest income if the hedged instrument is not receivables or liabilities, and they are shown under net income from investments if the hedged instruments are securities.

Cash flow hedge According to IAS 39, a cash flow hedge hedges the risk inherent with fluctuating payment streams which is attributable to a certain risk associated with the stated asset or the stated liability (for instance some or all future interest payments of a variable-interest debt) or the risk associated with a future transaction which is expected to occur with a high degree of probability or which might have an effect on profit or loss for the period.

Cash flow hedge accounting recognises derivatives which are used for hedging the interest rate risk as part of asset/liability management. For instance, future variable interest payments for variable-interest receivables and liabilities are swapped for fixed payments primarily by means of interest rate swaps.

Under cash flow hedge accounting, hedging instruments are stated with their fair value. The valuation result has to be broken down into an effective and an ineffective part.

The efficient part of the hedging instrument is recognised in a separate item of equity without any impact on earnings (cash flow hedge reserve). The inefficient part of the hedging instrument is recognised in profit or loss.

A hedging relation is deemed to be effective if, at the beginning and throughout the entire duration of the transactions, changes in the payment streams of the underlying transactions are balanced out almost completely by changes in the payment streams of the hedging transactions. For the purpose of establishing whether a specific part of the hedging instrument is effective, the future variable interest payments from the receivables and liabilities to be hedged are compared quarterly for the financial statements with the variable interest payments from the interest derivatives in detailed maturity bands.

In those periods in which the payment streams of the hedged underlying transactions have an impact on profit or loss for the period, the cash flow hedge reserve is written back to the income statement.

For the purpose of calculating return on equity, AfS reserve and cash flow hedge reserve are not taken into consideration.

Hedging a net investment in a foreign operation For the Hypo Real Estate Group, subsidiaries or branches whose operations are based in another country or are conducted in another currency, are deemed to be foreign operations. In accordance with IAS 21, all currency differences resulting from the conversion of financial statements with a different functional currency into the reporting currency as well as currency differences resulting from the conversion of monetary items which are part of a net investment in a foreign operation have to be recognised in the consolidated financial statements as separate position in shareholders' equity until the net investment is sold or otherwise discontinued. Hedging instruments are designated for hedging a net investment in a foreign operation. The change in the fair value of the hedging instrument has to be recognised without any impact on profit or loss to the extent of the effective hedge, and thus compensates for the volatility of shareholders' equity resulting from the conversion of a net position. The ineffective part is shown in profit or loss.

7 Assets held for trading purposes

Assets held for trading purposes comprise receivables and held-for-trading securities as well as positive market values of trading derivatives and derivatives for hedging foreign exchange risks attributable to financial instruments which are not dFVTPL or AfS securities. In addition, borrowers' note loans and registered bonds as well as public sector bonds, to the extent that they are used for trading purposes, are stated under other trading assets.

Individual trading assets are stated with their fair value. In the case of derivative financial transactions which are not listed on a stock exchange, internal price models based on cash value considerations and option price models are used as the basis of calculating the balance sheet value. Valuation and realised profits and losses attributable to trading assets are stated under result of trading in the income statement.

8 Placements, loans and advances

Placements with, and loans and advances to, other banks and loans and advances to customers are recognised under IAS 39 with their amortised cost of purchase if they are not dFVTPL receivables, AfS receivables or an underlying transaction of a fair-value hedge. The Hypo Real Estate Group has not designated any receivables under the category dFVTPL.

9 Allowances for losses on loans and advances

Allowances for loans and advances are created if there are objective indications that it will not be possible for the entire amount which is due in accordance with the original contractual conditions to be recovered. Allowances for loans and advances are calculated mainly on the basis of expectations with regard to loan defaults, the structure and quality of the loan portfolio as well as macro-economic parameters on an individual and portfolio basis.

Individual allowances: For all recognisable default risks, the extent of the allowance for losses on loans and advances is calculated as the difference between the carrying amount of the asset and the present value of the expected future cash flow. The latter is calculated on the basis of the original effective interest rate. Market rate changes do not have any effect in this respect. The increase in the present value of an adjusted receivable which occurs over a period of time is shown as interest income.

Portfolio-based allowances: Under IAS 39.64, loans for which there is no objective indication for the need of an allowance are grouped together to form risk-inherent portfolios. Portfolio-based allowances are set aside for these portfolios; these allowances are calculated on current events and information with regard to significant changes with detrimental consequences which have occurred in the technology, market, economic or legal environment, as well as historical default rates.

Allowances for loans and advances are broken down into allowances relating to loans and provisions in lending business for off-balance-sheet items such as an undrawn loan commitment. An allowance relating to loans is shown as a negative item on the assets side of the balance sheet, whereas a provision in lending is shown in the liabilities side of the balance sheet.

10 Investments

dFVTPL, HtM and AfS financial instruments as well as investment properties are stated under investments.

dFVTPL financial assets are stated with their fair value. Changes in the fair value are taken to the income statement.

HtM financial assets are stated at amortised cost of purchase. Discounts and premiums are recognised on a pro-rata basis. Write-downs are taken to the income statement if the value of such assets is affected as a result of credit standing factors. If the reasons for such write-downs are no longer applicable, an appropriate amount is written back to the income statement (up to the extent of the amortised costs of purchase).

AfS financial assets which are hedged efficiently against market price risks are recognised within the framework of fair-value hedge accounting.

Under IAS 40, land and buildings – or parts of buildings – or both, which are held as financial investments for generating rental income and/or for generating capital gains, are stated with their fair value. The reports prepared for establishing values are based on present value methods. The rental income generated by these financial investments is stated in net interest income (in the same way as the refinancing expenses). Land and buildings designated for mixed use are broken down into property, plant and equipment and investments on the basis of their area. As of 31 December 2006, the Hypo Real Estate Group no longer owned any significant land and buildings as investments.

11 Intangible assets

Goodwill and software is the main item stated under intangible assets. Goodwill is no longer depreciated. In accordance with IAS 36, impairment tests are carried out every year and also in the event of any indications of the existence of an impairment. Impairments are recognised where necessary. Software is stated at amortised cost of purchase, and is written down in a straight-line basis over an expected service life of 3 to 5 years.

12 Property, plant and equipment

Property, plant and equipment is normally shown at cost of purchase or cost of production. As an exception to this rule, land and buildings are shown with their fair value in accordance with IAS 16. The carrying amounts – if the assets are subject to wear and tear – are diminished by depreciation in accordance with the expected service life of the assets. In the case of fittings in rented buildings, the contract duration taking account of extension options is used as the basis of this contract duration is shorter than the economic life.

Useful economic life

in years	
Buildings	50
Fixture in rental buildings	10–15
IT equipment (broad sense)	3– 5
Other plant and operating equipment	3–25

If the value of property, plant and equipment has additionally been diminished, non-scheduled depreciation is taken to the income statement. If the reasons for the non-scheduled depreciation are no longer applicable, an amount is written back to the income statement, not exceeding the extent of the amortised cost of purchase for production.

Cost of purchase or cost of production which are subsequently incurred are capitalised if an additional economic benefit accrues to the Company. Measures which are designed to maintain the condition of the property, plant and equipment are recognised in the income statement of the financial year in which they arose.

The reports prepared for establishing the fair value of the land and buildings are based on present-value methods and were prepared by an expert at the end of 2006.

13 Liabilities

Liabilities other than underlying transactions of an effective fair-value hedge which are not classified as dFVTPL are stated at amortised cost price. Discounts and premiums are recognised on a pro-rata basis. Interest-free liabilities are stated with their cash value. The Hypo Real Estate Group has not designated any liabilities under the category dFVTPL.

14 Liabilities held for trading purposes

Refinancing positions of the trading portfolio, for instance repo liabilities, are stated under liabilities held for trading purposes. In addition, liabilities held for trading purposes also include negative market values of trading derivatives and derivatives used for hedging foreign currency risks arising from financial instruments which are not dFVTPL or AfS instruments. Liabilities held for trading purposes are recognised with their fair values.

15 Provisions

Under IAS 37.36 et seq., the best possible estimate is used for establishing the provisions for uncertain liabilities and contingent losses attributable to pending transactions. Long-term provisions are discounted.

Provisions for pensions and similar obligations are calculated on the basis of actuarial reports in accordance with IAS 19. They are calculated using the "projected unit credit" method, and this method takes account of the cash value of the earned pension entitlements as well as the actuarial profits and losses which have not yet been redeemed. These are attributable to various factors, including irregularities in the risk curve (for instance a higher or lower number of invalidity or mortality cases than expected on the basis of the calculation principles used) or changes in the calculation parameters.

The actuarial profits and losses are dealt with using the so-called corridor method: An entry only has to be taken to the income statement in subsequent years if the total profits or losses which have accumulated as of the reference date for the financial statements exceed 10 % of the maximum figure calculated as the cash value of the earned pension entitlements and the assets of any external benefit facility.

The interest rate used for calculation purposes is based on the long-term interest rate applicable for first-class fixed-income industry bonds on the reference date for the financial statements.

The Hypo Real Estate Group obtained insurance against the main risks arising from defined-benefit pension commitments as of 1 January 2005 by taking out an insurance policy classified as a "qualified insurance policy" under IAS 19. This qualified insurance policy constitutes plan assets under IAS 19. The pension provisions have to be netted with the plan assets. In the event of surplus cover, the amount stated under other assets is equivalent to the negative balance of the following:

- the present value of the defined benefit obligation as of the balance sheet date;
- plus any actuarial profits (less any actuarial losses) which have not yet been recognised in the income statement;
- less any service time which has to be recognised but which has not yet been taken into consideration;
- less the fair value of the plan assets on the balance sheet date which are to be used directly for settling the obligations.

In accordance with IAS 19, the cost of defined-benefit pension commitments included under general administrative expenses in the position "Costs for retirement pensions and benefits" has been reduced by the expected income from the plan assets.

16 Other liabilities

Accrued liabilities in accordance with IAS 37 are one of the items stated under other liabilities. This includes future expenditure, which is uncertain in terms of actual extent or timing, but which is less uncertain than is the case with provisions. These are liabilities for products or services which have been received or supplied and which have not yet been paid for, or invoiced by the supplier or formally agreed. This also includes short-term liabilities due to employees, for instance flexi-time credits and vacation entitlements. The accrued liabilities have been stated in the amount likely to be utilised.

If the obligations listed at this point cannot be quantified more precisely on the reference date for the financial statements and if the criteria specified in IAS 37 for setting-aside of provisions are satisfied, these items have to be stated under provisions.

17 Share-based payments

IFRS 2 comprises specific regulations for various types of stock-based compensation. As of 31 December 2006, the Hypo Real Estate Group has not provided a commitment for any such types of compensation to members of the Management Board and Supervisory Board as well as its employees.

18 Currency translation

Currency translation is carried out in accordance with the regulations of IAS 21. On the reference date for the financial statements, monetary items in a foreign currency are translated into Euro using the rate applicable on the reference date. Non-monetary items which were stated in a foreign currency using historical cost of purchase are stated using the exchange rate applicable at the point at which they were purchased.

Income and expenditure attributable to currency translation at the individual companies in the Group are normally shown in the income statement under "balance of other operating income/expenses". Because open currency positions are generally closed immediately, there is no major effect attributable to currency translation.

In these consolidated financial statements, balance sheet items of the subsidiaries, if they do not prepare financial statements in Euro, are translated using market rates applicable on the reference date for the financial statements. For translating the expenses and income of these subsidiaries, the exchange rates applicable on the dates of the transaction are used. Differences resulting from the translation of the financial statements of the subsidiaries are treated without any impact on the income statement and are shown in movements in shareholders' equity. The group of consolidated companies does not include any companies from high-inflation countries.

19 Taxes on income

Taxes on income are accounted for and valued in accordance with IAS 12. Apart from the exceptions defined in the standard, deferred taxes are calculated for all temporary differences for the values under IFRS and the tax values as well as for the differences resulting from uniform group valuation within the Group and differences from the consolidation (balance-sheet method). Deferred tax assets arising from unused losses carried-forward are calculated if necessary according to IAS 12.34 et seq.

The deferred taxes are calculated using the national tax rates which are expected at the time when the differences are settled, as the concept of deferred taxes is based on the presentation of future tax assets or tax liabilities (liability method). Changes in tax rates which had been adopted as of the reporting date are taken into consideration.

So far, only a first draft law has been published with regard to the changes in corporate taxation in Germany planned as of 1 January 2008 (company tax reform 2008). The legislative process is currently at a very early stage, and consultations in the Bundestag and Bundesrat (Lower and Upper House) are expected to take place in 2007. The change in tax rates planned as part of this reform accordingly does not meet the requirement of IAS 12.47 f. with regard to adequate specification.

The revised version of section 37 (5) of the Körperschaftssteuergesetz (KStG – Corporation Tax Act) which was adopted in 2006 results in exceptional income which is shown as a one-off income amount in the balance sheet of financial 2006 and results in a corresponding increase in net income. The payment entitlement has been calculated as of 31 December 2006 for the final time. From 1 January 2008, the corporate income tax claim will be paid out irrespective of any dividend payment over a period of ten years. The interest-free claim relating to payment of the corporate income tax claim has to be shown with the present value. A rate of 3.7 % has been used for discounting purposes. The effects are allocated to the actual taxes because this is ,from an economic perspective, an overpayment.

20 Non-current assets held for sale

In accordance with IFRS 5, a group of non-current assets held for sale has to be shown on the balance sheet date at the lower of carrying amount and fair value less costs to sell. The assets have to be shown separately in the income statement and balance sheet. As of 31 December 2006, the Hypo Real Estate Group does not own any non-current assets held for sale which satisfy the criteria of IFRS 5.

21 Future-related assumptions and estimation uncertainty

When the financial statements are being prepared, the Hypo Real Estate Group makes future-related assumptions as well as estimations which may result in a considerable risk of a major change to the stated assets and liabilities becoming necessary during the next financial year.

Standards which are not the subject of early adoption New standards which are issued or existing standards which have been revised and which are not the subject of early adoption may result in changes in the accounting treatment and valuation as well as the statement of assets and liabilities when they are first applied. The standards which are not the subject of early adoption are described in detail in note 2.

Allowances for losses on loans and advances The loan portfolio of the Hypo Real Estate Group is reviewed every year or more frequently in order to identify any allowances for losses on loans and advances. It is necessary to assess whether there are any indications that the estimated future cash flows of a loan portfolio have diminished. For this purpose, it is necessary to carry out estimates which are based on past default rates and information concerning significant changes in the technology, market or legal environment with detrimental consequences as well as current events. The methods and assumptions concerning the assessments of the extent and timing of the payment streams are regularly checked in order to minimise the differences between estimated and actual defaults.

Fair values of original and derivative financial instruments The fair value of financial instruments which are not listed on active markets is calculated using valuation models. In those cases in which valuation models are used, a check is performed regularly to assess whether the valuation models provide a comparable standard for current market prices. For practical considerations, the valuation models can only take account of quantifiable factors which also require estimates. Changes in assumptions relating to these factors might have an impact on the fair values of the financial instruments.

HtM investments If financial instruments are classified as HtM investments, it is necessary to assess the intention and ability to keep these investments until maturity. If these investments are not held until maturity (with the exception of special reasons), the entire HtM investments have to be reclassified as "Available-for-Sale" (AfS). The investments accordingly have to be stated with their fair value and not at amortised costs of purchase.

Embedded derivatives According to IAS 39.11, an embedded derivative has to be separated from the underlying contract and has to be valued separately if, in addition to other criteria, the economic features and risks of the embedded derivative are not closely related to the economic features and risks of the underlying agreement. The economic risks are assessed on the basis of measuring methods. On the basis of the further development of risk measurement methods and the assumptions which have to be made, it is not possible to preclude the possibility that an assessment in subsequent years will come to a conclusion which is different to that of the current assessment.

Hedge accounting Relations between underlyings and hedging instruments can be presented in hedge accounting. A relation only qualifies for hedge accounting when certain conditions specified under IAS 39.88 are satisfied. One of these conditions is that the hedge has to be very efficient with regard to achieving compensation for the risks resulting from changes in the fair value or the cash flow in relation to the hedged risk, in line with the originally documented risk management strategy for this specific hedge. In the case of cash flow hedges, a future transaction underlying the hedge must have a high probability of occurrence and must be exposed to risks in the form of fluctuations in the form of cash flows which in the final analysis might be reflected in net income/loss for the period. If the hedge no longer satisfies the criteria, hedge accounting has to be discontinued in future. Every adjustment to the carrying amount of a hedged financial instrument recognised under cash flow hedge accounting has to be released and recognised in profit or loss.

The establishment of the effectiveness of the risk hedge and the assessment of the probability of occurrence of future cash flows depend on risk measuring methods, the parameters which are used and assumptions relating to the probability of occurrence. These methods and parameters are continuously developed in line with the risk management objectives and strategies, which means that a review in subsequent years may result in an assessment which differs from the original assessment.

Taxes on income The Hypo Real Estate Group is subject to a wide range of national tax regulations with regard to the calculation of taxes on income. In order to evaluate the actual tax burden, it is necessary to make estimates which are calculated with the knowledge existing on the reporting date and closely related to the tax return prepared in the following financial year. In some countries, the current tax charges attributable to the current financial year can only be finalised after the corresponding tax audit has been completed. The variances with regard to the estimated tax burden may have a positive or negative influence on the tax burden in future financial years.

With regard to the capitalisation of losses carried forward and other tax credits, the extent as well as the availability of such tax benefits are subject to estimates. Major losses carried forward are subject to national German tax law, and their availability also depends on the restrictions set out in section 8 (4) KStG. Deferred tax assets arising from losses carried forward are stated as far as it is likely, that taxable income will be available to off-set the unused tax losses carried forward.

The extent of future payments of the corporate income tax claim have been calculated using the present-value method and an interest rate of 3.7 %. The actual amount paid out for a period of ten years starting in 2008 may differ from the amounts specified in this financial year.

Special-purpose entities Special-purpose entities are established by the Hypo Real Estate Group for various purposes, such as securitising financial instruments. The decision as to whether a special-purpose entity has to be consolidated or not is subject to the assumption relating to control of the Company in accordance with IAS 27. This standard is complemented by the stipulations of SIC 12. According to SIC 12.10, it is also necessary to assess whether the Company substantially has the right to derive the majority of benefit from the special-purpose entity or whether under certain circumstances the Company is exposed to risks which are associated with the activity of the special-purpose entity. As of the accounts reference date, the relevant companies were considered with regard to IAS 27 in conjunction with SIC 12. As a result of the risk measuring methods having been further developed, also in connection with Basel II, and also as a result of the assumptions which have to be made, it is possible that a review in subsequent years might result in an estimation which differs from the current figure.

Segment reporting

22 Notes to segment reporting by business segment (primary segmenting)

The **Hypo Real Estate Group (HREG)** was divided into three business segments in 2006; these are used as the basis of managing the group. The management information reflected these business segments. In segment reporting, these business segments are therefore defined as primary segments.

Hypo Real Estate International (HREI) This segment pools the international business in large-volume structured real estate financing. It includes the earnings contributions of the following fully consolidated companies:

- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hong Kong
- Hypo Real Estate Capital India Corp., Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore
- Hypo Real Estate Transactions S.A.S., Paris
- WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld (sub-group)
  - WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld

The business segment **Hypo Real Estate Germany (HREGe)** pools the German real estate financing business. This is where the contributions to earnings of Hypo Real Estate Bank AG, Munich, are received. It also includes the contributions to earnings provided by the following special purpose entities:

- DUKE 2002 Limited, Jersey
- GECO 2002 Limited, Jersey
- House of Europe I plc, Dublin
- House of Europe II plc, Dublin
- House of Europe III plc, Dublin
- Kiel I Limited, Jersey
- Kiel II Limited, Jersey
- Kiel III Limited, Jersey
- Kiel IV Limited, Jersey
- Kiel V Limited, Jersey
- Kiel VI Limited, Jersey
- Kiel VII Limited, Jersey
- Kiel VIII Limited, Jersey
- Kiel IX Limited, Jersey
- Octagon Limited, Cayman Islands

The business segment **Hypo Public Finance Bank (HPFB)** pools state finance (incl. state lending, infrastructure financing, local authority project financing and forfaiting) and capital markets business (incl. credit derivatives and asset management). Segment reporting includes the contributions to earnings of the following fully consolidated companies:

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Pallas Capital Corporation, Delaware

Transactions between segments are carried out on an arm's length basis. The column **"Other/consolidation"** includes consolidation transactions as well as the contributions to earnings of Hypo Real Estate Holding AG, Munich.

The previous year figures used in this report have been adjusted to the new business segments Hypo Real Estate International and Hypo Public Finance Bank defined as a result of the reorganisation of the group.

23 Income statement, broken down by business segment

Income/expenses

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Net interest income	2006	464	331	34	−18	811
	2005	384	320	25	−7	722
Provisions for losses on loans and advances	2006	43	113	3	–	159
	2005	29	122	–	–	151
Net interest income after provisions for losses on loans and advances	2006	**421**	**218**	**31**	**−18**	**652**
	2005	**355**	**198**	**25**	**−7**	**571**
Net commission income	2006	125	2	18	–	145
	2005	123	−1	3	–	125
Net trading income	2006	–	–	38	–	38
	2005	1	–	26	–	27
Net income from investments	2006	48	33	5	–	86
	2005	25	39	3	–	67
General administrative expenses	2006	173	85	46	31	335
	2005	156	98	42	21	317
Balance of other operating income/expenses	2006	2	1	1	−2	2
	2005	−1	1	3	2	5
Operating profit/loss	2006	**423**	**169**	**47**	**−51**	**588**
	2005	**347**	**139**	**18**	**−26**	**478**
Balance of other income/expenses	2006	–	–	–	−17	−17
	2005	−1	–	–	−34	−35
thereof: Restructuring expenses	2006	–	–	–	17	17
	2005	–	–	–	34	34
Net income/loss before taxes	2006	**423**	**169**	**47**	**−68**	**571**
	2005	**346**	**139**	**18**	**−60**	**443**
Taxes on income[1]	2006	106	25	11	–	142
	2005	59	38	2	10	109
Net income/loss[1]	2006	**317**	**144**	**36**	**−68**	**429**
	2005	**287**	**101**	**16**	**−70**	**334**

[1] Excluding the effects from capitalised losses carried forward totalling € 51 million in Hypo Real Estate Group (2005: € 46 million) and income of capitalised corporate income tax claims amounting € 62 million

24 Key ratios, broken down by business segment

Key ratios

in %		HREI	HREGe	HPFB	HREG
Cost-income ratio (based on operating revenues)	2006	27.1	23.2	47.9	31.0
	2005	29.3	27.3	70.0	33.5
Return on equity before taxes	2006	17.8	9.0	12.7	13.2
	2005	15.6	7.9	8.9	10.8
Return on equity after taxes[1]	2006	13.3	7.7	9.7	9.9
	2005	12.9	5.7	7.9	8.1

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

25 Balance sheet figures, broken down by business segment

Assets

in € million		HREI	HREGe	HPFB	Other/ consolidation	**HREG**
Total assets	31.12.2006	57,419	81,964	28,404	−6,194	161,593
	31.12.2005	52,695	86,279	19,139	−5,774	152,339
thereof: Placements with, and loans and advances to, other banks	31.12.2006	9,010	13,643	1,225	−5,868	18,010
	31.12.2005	8,356	13,362	2,557	−4,733	19,542
thereof: Real estate financing	31.12.2006	34	153	–	–	187
	31.12.2005	72	122	–	–	194
Public sector loans	31.12.2006	2,358	7,759	338	–	10,455
	31.12.2005	2,760	9,210	629	–	12,599
Loans and advances to customers	31.12.2006	33,742	43,756	4,237	−133	81,602
	31.12.2005	31,063	44,235	1,196	−200	76,294
thereof: Real estate financing	31.12.2006	30,372	30,974	2,468	−21	63,793
	31.12.2005	27,084	28,509	448	–	56,041
Public sector loans	31.12.2006	3,183	12,383	904	–	16,470
	31.12.2005	3,582	14,946	747	–	19,275

Liabilities

in € million		HREI	HREGe	HPFB	Other/ consolidation	**HREG**
Total liabilities	31.12.2006	55,131	81,108	27,824	−5,915	158,148
	31.12.2005	50,268	85,543	18,920	−5,471	149,260
thereof: Deposits from other banks	31.12.2006	7,793	13,178	9,149	−5,511	24,609
	31.12.2005	7,398	12,523	6,995	−4,470	22,446
Amounts owed to other depositors	31.12.2006	3,565	6,519	2,232	−91	12,225
	31.12.2005	2,359	6,544	1,168	9	10,080
Promissory notes and other liabilities evidenced by securities	31.12.2006	39,397	53,816	9,324	−26	102,511
	31.12.2005	35,650	55,070	5,420	−807	95,333
thereof: Mortgage bonds	31.12.2006	7,773	19,231	–	–	27,004
	31.12.2005	5,774	20,647	–	–	26,421
Public sector bonds	31.12.2006	12,307	26,046	6,259	−27	44,585
	31.12.2005	14,394	28,862	4,198	−100	47,354

Contingent liabilities and other commitments

in € million		HREI	HREGe	HPFB	Other/ consolidation	**HREG**
Contingent liabilities	31.12.2006	1,429	229	73	–	1,731
	31.12.2005	2,502	145	–	–	2,647
Other commitments	31.12.2006	7,682	3,054	480	–	11,216
	31.12.2005	6,700	909	14	4	7,627
Total	31.12.2006	**9,111**	**3,283**	**553**	–	**12,947**
	31.12.2005	**9,202**	**1,054**	**14**	**4**	**10,274**

Volume of lending

in € million		HREI	HREGe	HPFB	Other/ consolidation	**HREG**
Loans and advances to other banks	31.12.2006	5,371	8,005	892	−2,773	11,495
	31.12.2005	4,060	9,587	741	−416	13,972
Loans and advances to customers	31.12.2006	33,651	43,756	4,236	−41	81,602
	31.12.2005	31,105	43,835	809	–	75,749
Contingent liabilities	31.12.2006	1,429	229	73	–	1,731
	31.12.2005	2,502	145	–	–	2,647
Total	31.12.2006	**40,451**	**51,990**	**5,201**	**−2,814**	**94,828**
	31.12.2005	**37,667**	**53,567**	**1,550**	**−416**	**92,368**

26 Risk provisions rates, broken down by business segment

Risk provision rates

in %		HREI	HREGe	HPFB	HREG
Net addition rate	2006	0.11	0.22	0.06	0.17
	2005	0.08	0.23	0.00	0.16
Loan loss rate	2006	0.00	0.33	0.00	0.18
	2005	0.34	0.26	0.00	0.29
Total allowances for losses on loans and advances (in € million)	31.12.2006	115	835	3	953
	31.12.2005	297	601	—	898
Provision rate	31.12.2006	0.28	1.61	0.06	1.00
	31.12.2005	0.79	1.12	0.00	0.97

27 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Calculated in accordance with the Basel recommendation on equity, the equity funds based on approved annual financial statements, the risk-weighted assets and the market risk positions as of 31 December 2006 were as follows:

Equity funds[1]

in € million		HREI	HREGe	HPFB	HREG
Core capital	31.12.2006	2,288	1,836	364	4,632
	31.12.2005	2,360	1,836	300	4,372
Supplementary capital	31.12.2006	678	850	516	2,017
	31.12.2005	886	927	129	1,923
Equity capital	31.12.2006	**2,966**	**2,686**	**880**	**6,649**
	31.12.2005	**3,246**	**2,763**	**429**	**6,295**
Tier III capital	31.12.2006	—	—	—	—
	31.12.2005	—	—	—	—
Total	31.12.2006	**2,966**	**2,686**	**880**	**6,649**
	31.12.2005	**3,246**	**2,763**	**429**	**6,295**

[1] Consolidated according to section 10a German Banking Act (KWG); as per approved annual financial statements and after profit distribution

Risk-weighted assets

in € billion		HREI	HREGe	HPFB	HREG
On-balance-sheet assets	31.12.2006	31.8	26.5	3.7	61.1
	31.12.2005	26.7	23.5	1.8	50.9
Off-balance-sheet assets	31.12.2006	3.9	0.8	0.4	5.1
	31.12.2005	4.9	0.5	0.1	5.3
Counterparty risks in the trading book	31.12.2006	—	—	0.2	0.2
	31.12.2005	—	—	0.1	0.1
Total	31.12.2006	**35.7**	**27.3**	**4.3**	**66.4**
	31.12.2005	**31.6**	**24.0**	**2.0**	**56.3**

Market risk positions

in € million		HREI	HREGe	HPFB	HREG
Currency risks	31.12.2006	46	1	1	48
	31.12.2005	45	2	1	48
Interest rate risks	31.12.2006	–	–	330	330
	31.12.2005	–	–	95	95
Risks from equity securities	31.12.2006	–	–	8	8
	31.12.2005	–	–	21	21
Total	31.12.2006	**46**	**1**	**339**	**386**
	31.12.2005	**45**	**2**	**117**	**164**

The resulting ratios as of 31 December 2006, based on approved financial statements, were thus as follows:

Capital ratios[1)]

in %		HREI	HREGe	HPFB	HREG
Core capital ratio	31.12.2006	6.4	6.7	8.4	7.0
	31.12.2005	7.5	7.7	15.0	7.8
Equity capital ratio	31.12.2006	8.3	9.8	20.3	10.0
	31.12.2005	10.3	11.5	21.5	11.2
Equity funds ratio	31.12.2006	8.2	9.8	10.3	9.3
	31.12.2005	10.1	11.5	12.4	10.8

[1)] As per approved annual financial statements and after profit distribution

The capital ratios were calculated in accordance with the guidelines of the Bank for International Settlements (BIS) based in Basel. The BIS ratios were established independently on a voluntary basis.

28 Employees, broken down by business segment

Employees

		HREI	HREGe	HPFB	Other	HREG
Employees	31.12.2006	503	477	167	82	1,229
	31.12.2005	474	520	175	64	1,233

29 Segment reporting by region (secondary segmenting)

Different regions are referred to as secondary segments. The Hypo Real Estate Group as of 31 December 2006 differentiates between the regions Germany, rest of Europe and America/Asia. The column headed "Other/Consolidation" includes effects from consolidation and Hypo Real Estate Holding AG as the non-operating parent company of the Group. Allocation of values to regions is based on the location of the registered offices of the Group companies or their branches.

Operating performance

in € million		Germany	Rest of Europe	America/Asia	Other/ Consolidation	HREG
Operating revenues	2006	623	277	202	–20	1,082
	2005	507	297	146	–4	946
Provisions for losses on loans and advances	2006	156	3	—	—	159
	2005	140	11	—	—	151
General administrative expenses	2006	158	76	70	31	335
	2005	138	98	60	21	317
Operating profit/loss	2006	309	198	132	–51	588
	2005	229	188	86	–25	478
Net income/loss before taxes	2006	309	198	132	–68	571
	2005	229	188	86	–60	443

Cost-income ratio (based on operating revenues)

in %		Germany	Rest of Europe	America/Asia	HREG
Cost-income ratio	2006	25.4	27.4	34.7	31.0
	2005	27.2	33.0	41.1	33.5

Volume of lending

in € million		Germany	Rest of Europe	America/Asia	Other/ Consolidation	HREG
Volume of lending	31.12.2006	90,694	17,988	7,717	–21,571	94,828
	31.12.2005	74,520	19,676	4,539	–6,367	92,368

Employees

		Germany	Rest of Europe	America/Asia	Other	HREG
Employees	31.12.2006	728	242	177	82	1,229
	31.12.2005	737	278	154	64	1,233

Notes to the income statement

30 Net interest income

Net interest income, broken down by categories of income/expenses

in € million	2006	2005
Interest income	**7,504**	**7,111**
Lending and money-market business	6,050	5,665
Fixed-income securities and government-inscribed debt	1,448	1,441
Equity securities and other variable-yield securities	1	–
Participating interests	3	5
Result from hedge accounting	2	–
Interest expenses	**6,693**	**6,389**
Deposits	1,637	2,030
Promissory notes and other liabilities evidenced by securities	4,193	3,531
Subordinated capital	124	130
Current result from swap transactions (balance of interest income and interest expenses)	739	698
Total	**811**	**722**

Interest margins

in € million	2006	2005
Average risk assets according to BIS	60,596	52,513
based on average risk assets according to BIS[1] (in %)	**1.34**	**1.37**
Average volume of business	154,690	150,198
based on average volume of business[2] (in %)	**0.52**	**0.48**

[1] Net interest income/average risk assets according to BIS
[2] Net interest income/average volume of business

The interest income from dFVTPL financial assets is stated as € 127 million (2005: € 165 million). The other assets generated interest income of € 7,376 million (2005: € 6,939 million). The interest income from non-financial assets amounted to € 1 million (2005: € 7 million), and relate to rental income from investment properties. Because no liabilities have been designated under the category dFVTPL, the entire interest expense was attributable to financial liabilities which were not recognised at fair value in profit or loss.

Net interest income includes income of € 30 million (2005: € 37 million) due to the increase in the present value of the adjusted allowances resulting over a period of time.

31 Provisions for losses on loans and advances

Provisions for losses on loans and advances

in € million	2006	2005
Additions	240	217
Allowances for losses on loans and advances	235	217
Loan-loss provisions	5	–
Releases	–78	–63
Allowances for losses on loans and advances	–78	–63
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–3	–3
Total	**159**	**151**

32 Net commission income

Net commission income

in € million	2006	2005
Securities and custodial services	–4	–2
Lending operations and other service operations	149	127
Total	**145**	**125**

33 Net trading income

Net trading income

in € million	2006	2005
From other equity instruments and related derivatives	8	2
From interest rate instruments and related derivatives	13	11
From credit risk instruments and related derivatives	17	14
Total	**38**	**27**

The result of equity instruments and corresponding derivatives is attributable to trading in price-related transactions, and particularly investment units. The result of interest instruments and corresponding derivatives includes profits from trading in interest-related transactions. Trading instruments in this respect include debt securities and interest derivatives such as interest rate swaps. Trading with credit risks is reflected in the result of credit risk instruments and corresponding derivatives. Credit default swaps are also used for this purpose.

34 Net income from investments

Net income from investments

in € million	2006	2005
Income from investments	133	108
Expenses from investments	47	41
Total	**86**	**67**

Net income from investments discloses income from the sale of HtM and AfS investments and also changes in the value of such instruments that are to be recognised in the income statement. This item also states changes in the value of dFVTPL financial instruments and the related derivatives. Based on valuation categories, net income from investments is broken down as follows:

Net income from investments by IAS 39 categories

in € million	2006	2005
Held-to-maturity investments	27	25
Available-for-sale-investments	50	44
Fair-value-option investments	–112	5
Derivatives related to fair-value-option investments	118	–3
Result from hedge accounting	1	–4
Result from investment properties	2	—
Total	**86**	**67**

35 General administrative expenses

General administrative expenses

in € million	2006	2005
Personnel expenses	199	188
Wages and salaries	169	164
Social security costs	19	18
Pension expenses and related employee benefit costs	11	6
Other general administrative expenses	122	114
Depreciation/amortisation	14	15
on software and other intangible assets excluding goodwill	9	9
on property, plant and equipment	5	6
Total	**335**	**317**

No stock option plans involving shares in Hypo Real Estate Holding AG or similar forms of remuneration were granted to members of the Management Board, Supervisory Board members or employees in 2006.

The expenses of € 12 million (2005: € 7 million) for defined-benefit pension commitments included in "Pension expenses and related employee benefit costs" as of 31 December 2006 were diminished in accordance with IAS 19 by the expected income from the insurance policy which was taken out in 2005 and which was classified as a "qualified insurance policy" in amount of € 9 million (2005: € 9 million).

General administrative expenses include marketing expenses of € 3 million. This figure includes expenses for exhibitions and conferences (€ 2 million) as well as expenses for advertising (€ 1 million).

Cost-income ratio

in %	2006	2005
Cost-income ratio (based on operating revenues)	31.0	33.5

36 Balance of other operating income/expenses

Balance of other operating income/expenses

in € million	2006	2005
Other operating income	16	20
Other operating expenses	14	15
Balance of other operating income/expenses	**2**	**5**

Other operating income/expenses do not contain any individual amounts of major significance. Rental income was € 6 million, compared with € 1 million last year. Income from the release of provisions that are not related to lending business amounted to € 5 million (2005: € 5 million). Expenses from additions to provisions and accrued liabilities that are not related to lending business amounted to € 5 million (2005: € 2 million). Depreciation and other expenses attributable to buildings in current assets amounted to € 4 million.

37 Operating revenues

Operating revenues

in € million	2006	2005
Net interest income	811	722
Net commission income	145	125
Net trading income	38	27
Net income from investments	86	67
Balance of other operating income/expenses	2	5
Total	**1,082**	**946**

38 Balance of other income/expenses

Balance of other income/expenses

in € million	2006	2005
Other income	–	–
Other expenses	17	35
thereof: Other taxes	–	1
Restructuring expenses	17	34
thereof: Additions to restructuring provisions	17	15
Balance of other income/expenses	**–17**	**–35**

In the course of the tightening of the group structure and the combination of portfolios the underlying processes were analysed more precisely. The needed resources could be specified more accurately and the expenses to implement the optimisation of resources could be estimated reliably. This has resulted in structure and capacity adjustments, involving the creation of a restructuring provision of € 17 million in 2006.

In 2005, restructuring expenses of € 34 million were incurred in connection with the restructuring of international business and the pooling of German business; this figure was broken down into current restructuring expenses (€ 19 million) and additions to restructuring provisions (€ 15 million) in accordance with IAS 37.

39 Taxes on income

Breakdown

in € million	2006	2005
Current taxes	–3	86
thereof: Income from capitalised corporate income tax claims	–62	–
Deferred taxes	32	–23
thereof: Deferred taxes on capitalised losses carried forward	–51	–46
Total	**29**	**63**

The current taxes are influenced by various factors, including the new minimum taxation rules which have been introduced in Germany. Under these rules, around 60 % of taxable income can be offset against existing losses carried forward. The reduction in the tax burden due to the profit and loss transfer agreement between Hypo Real Estate Bank International AG and Hypo Real Estate Holding AG is accordingly limited and amounts to € 46 million for the year 2006 (2005: € 10 million). The possible reduction of the tax burden at Hypo Real Estate Bank AG as a result of existing losses carried forward amounted to € 15 million in 2006 (2005: € 6 million).

The actual taxes were considerably affected by the one-off effect of the recognition of the German corporate income tax claim to be paid out starting in 2008 as a result of the annual tax law 2007.

The differences between the expected (computed) taxes on income and the taxes on income actually shown are outlined in the following reconciliation:

Reconciliation

in € million	2006	2005
Net income/loss before taxes	571	443
Applicable (legal) tax rate (in %)	26.38	26.38
Expected (computed) tax expense	151	117
Tax effects		
arising form foreign income	4	–10
arising from tax rate differences	32	6
arising from losses	–	–
arising from tax-free income	4	–3
arising from non-deductible expenses	5	3
arising from valuation adjustments and the non-application of deferred taxes	1	2
arising from the write-up of deferred taxes	–74	–42
arising from prior years and other aperiodical effects	–94	–10
Accounted taxes on income	**29**	**63**
Group tax ratio (in %)	**5.1**	**14.2**

The tax rate applicable for the financial year, including solidarity surcharge, is 26.38 %.

The effects attributable to foreign income comprise tax rate differences arising from foreign fiscal jurisdictions. These arose as foreign income has been taxed with different tax rates.

The effects from tax rate differences include the differences due to different trade tax rates, the trade tax burden (current and deferred) in accordance with IFRS and also the reduction resulting from the deductibility of trade tax when calculating corporation tax and solidarity surcharge.

The netting with corporation tax and trade tax losses carried forward carried out at Hypo Real Estate Holding AG and Hypo Real Estate Bank AG is stated under the item "Effects arising from losses". This item also includes the effects of netting with other losses carried forward or losses carried back in relation to international operations.

The item "Effects arising from tax-free income" comprises effects from tax-free income from participating interests, dividends and capital gains or losses.

The effects attributable to tax additions and deductions relate primarily to non-deductible expenses, which do not have to be taken into account as deferred taxes as a result of permanent differences.

The effect from the write-up of deferred taxes results primarily from the calculation of deferred tax assets on losses carried forward which previously had not been capitalised (corporation tax portion). The capitalisation has resulted in deferred tax income of € 75 million. Effects from current losses are shown under the item "Effects from losses".

The item "Effects from previous years and other aperiodical effects" includes both current taxes for years which have been incurred as a result of tax audits or a reassessment of the tax liability, as well as aperiodical effects and deferred taxes for prior years. The capitalisation of the corporate income tax claim is also included as an aperiodic effect in this item.

The Group tax ratio is the quotient of the stated income taxes (current and deferred taxes) and net income/loss before taxes. It has been influenced by the capitalisation of losses carried forward and the related income effect of deferred tax assets as well as the income of capitalised corporate income tax claims.

The deferred tax liabilities or deferred tax assets relate to the following items:

Deferred tax liabilities/assets

in € million	2006	2005
Loans and advances to other banks/customers (including loan-loss allowances)	10	23
Investments	102	378
Intangible assets/Property, plant and equipment	–	1
Other assets/liabilities	1,532	2,597
Deposits from other banks/customers	465	532
Others	1	3
Deferred tax liabilities	**2,110**	**3,534**
Loans and advances to other banks/customers (including loan-loss allowances)	484	571
Investments	24	–
Provisions	21	20
Other assets/liabilities	2,701	4,106
Losses carried forward	201	150
Others	7	42
Deferred tax assets	**3,438**	**4,889**

For the domestic companies, the deferred taxes are calculated using the uniform rate of corporation tax including solidarity surcharge of 26.38 % and the trade tax rate which depends on the applicable public sector rate fixed by the municipality. Because trade tax can be deducted when calculating corporation tax, the overall rate for deferred taxes at Hypo Real Estate Holding AG is 39.85 %.

On the reporting date, there are unused losses carried forward totalling € 955 million (2005: € 1,069 million). Deferred tax assets have been stated as € 500 million (2005: € 373 million) because the criteria for recognition in accordance with IAS 12.34 et seq. were satisfied. The losses carried forward can be utilised for an unlimited period of time. A figure of € 1,038 million for deferred taxes has been netted with the AfS reserve and the cash flow hedge reserve.

40 Earnings per share

Earnings per share

	2006	2005
Consolidated profit/loss (in € million)	542	380
Average number of shares	134,072,175	134,072,175
Earnings per share (in €)	**4.04**	**2.83**

Earnings per share excluding the change in accounting policy for allowances on loans and advances amounted to € 2.68 in the year 2005.

Excluding deferred taxes on capitalised losses carried forward and the income of capitalised corporate income tax claims, earnings per share as follows:

Earnings per share

	2006	2005
Consolidated profit/loss[1] (in € million)	429	334
Average number of shares	134,072,175	134,072,175
Earnings per share[1] (in €)	**3.20**	**2.49**

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statements, no calculation was made showing diluted earnings per share.

Notes to the balance sheet (Assets)

41 Cash reserve

Cash reserve

in € million	31.12.2006	31.12.2005
Cash in hand and central bank balances	648	182
Total	**648**	**182**

42 Assets held for trading purposes

Assets held for trading purposes

in € million	31.12.2006	31.12.2005
Debt securities and other fixed-income securities	11,381	5,360
Money market securities	1,121	240
Bonds and notes	10,260	5,120
issued by public-sector borrowers	568	1,247
issued by other borrowers	9,692	3,873
thereof: Marketable securities	11,381	5,181
listed	7,733	2,607
unlisted	3,648	2,574
Equity securities and other variable-yield securities	66	178
Equity securities	66	178
thereof: Marketable securities	–	–
Positive fair values from derivative financial instruments	183	158
Equity-related transactions	63	–
Interest-based and foreign-currency-based transactions	70	158
Others	50	–
Other trading assets	–	–
Total	**11,630**	**5,696**

The portfolio did not include debt securities and other fixed-income securities of non-consolidated subsidiaries and companies in which a participating interest is held.

43 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

in € million	31.12.2006	31.12.2005
Loans and advances	11,495	13,972
Public sector loans	10,455	12,599
Real estate loans	187	194
Other loans and advances	853	1,179
Investments	6,515	5,570
Total	**18,010**	**19,542**

Placements with, loans and advances to, other banks, broken down by maturities

in € million	31.12.2006	31.12.2005
Repayable on demand	2,688	2,249
With agreed maturities	15,322	17,293
up to 3 months	4,967	5,171
from 3 months to 1 year	2,196	1,358
from 1 year to 5 years	6,422	8,696
from 5 years and over	1,737	2,068
Total	**18,010**	**19,542**

The portfolio did not include loans and advances to non-consolidated companies and companies in which a participating interest is held.

44 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	31.12.2006	31.12.2005
Loans and advances	81,602	75,749
Public sector loans	16,470	19,275
Real estate loans	63,793	56,041
Other loans and advances	1,339	433
Investments	–	545
Total	**81,602**	**76,294**

Loans and advances to customers, broken down by maturities

in € million	31.12.2006	31.12.2005
Unspecified terms	714	67
With agreed maturities	80,888	76,227
up to 3 months	4,255	3,829
from 3 months to 1 year	7,229	4,389
from 1 year to 5 years	26,970	26,883
from 5 years and over	42,434	41,126
Total	**81,602**	**76,294**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held

in € million	31.12.2006	31.12.2005
Non-consolidated subsidiaries	141	209
Companies in which a participating interest is held	364	485
Total	**505**	**694**

45 Volume of lending

Volume of lending

in € million	31.12.2006	31.12.2005
Loans and advances to other banks	11,495	13,972
Loans and advances to customers	81,602	75,749
Contingent liabilities	1,731	2,647
Total	**94,828**	**92,368**

46 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2005	**798**	**217**	**1,015**
Changes affecting income	101	16	117
Gross additions	175	42	217
Releases	−37	−26	−63
Increase of present value due to passage of time (unwinding)	−37	—	−37
Changes not affecting income	−226	−17	−243
Use of existing loan-loss allowances	−245	−17	−262
Effects of currency translations and other changes not affecting income	19	—	19
Balance at 31.12.2005	**673**	**216**	**889**
Balance at 1.1.2006	**673**	**216**	**889**
Changes affecting income	81	46	127
Gross additions	184	51	235
Releases	−73	−5	−78
Increase of present value due to passage of time (unwinding)	−30	—	−30
Changes not affecting income	−26	−50	−76
Use of existing loan-loss allowances	−149	−23	−172
Effects of currency translations and other changes not affecting income	123	−27	96
Balance at 31.12.2006	**728**	**212**	**940**

Breakdown

in € million	31.12.2006	31.12.2005
Individual allowances for losses on loans and advances to customers	728	673
Portfolio-based allowances	212	216
Total	**940**	**889**

47 Analysis of loan and default risk

Net addition rate

in € million	31.12.2006	31.12.2005
Provisions for losses on loans and advances	159	151
Total volume of lending	94,828	92,368
Net addition rate[1] (in %)	**0.17**	**0.16**

[1] Provisions for losses on loans and advances/total volume of lending

Loan loss ratio

in € million	31.12.2006	31.12.2005
Loan losses	171	266
Use of existing loan-loss allowances	172	262
Use of allowances for losses on guarantees and indemnities	2	7
Recoveries from written off loans and advances	−3	−3
Total volume of lending	94,828	92,368
Loan loss ratio[1] (in %)	**0.18**	**0.29**

[1] Loan losses/total volume of lending

Ratio of allowances to total lendings

in € million	31.12.2006	31.12.2005
Total loan-loss allowances	953	898
Allowances for losses on loans and advances	940	889
Allowances for losses on guarantees and indemnities	13	9
Total volume of lending	94,828	92,368
Provision rate[1] (in %)	**1.00**	**0.97**

[1] Total provisions for losses on loans and advances/total volume of lending

48 Investments

Breakdown

in € million	31.12.2006	31.12.2005
HtM investments	7,924	9,365
Debt securities and other fixed-income securities	7,924	9,365
AfS investments	29,581	26,263
Shares in non-consolidated subsidiaries	60	187
Participating interests	127	17
Debt securities and other fixes-income securities	29,388	26,057
Equity securities and other variable-yield securities	6	2
dFVTPL investments	3,782	3,479
Debt securities and other fixed-income securities	3,782	3,479
Investment properties	—	32
Total	**41,287**	**39,139**

Marketable securities

in € million		Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	31.12.2006	35,343	–	35,343
	31.12.2005	38,901	2	38,903
listed	31.12.2006	31,913	–	31,913
	31.12.2005	31,260	2	31,262
unlisted	31.12.2006	3,430	–	3,430
	31.12.2005	7,641	–	7,641

Development of investments

	2006								2005
	HtM investments	AfS investments				dFVTPL investments	Investment properties		
in € million		Non-consolidated subsidiaries	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities			Total	Total
Acquisition costs									
Balance at 1.1.	9,302	256	17	25,551	2	3,384	32	38,544	35,550
Changes in the group of consolidated companies	–	–130	–	–	–	–	–	–130	4,602
Changes from foreign currency translation	–162	–	–	–85	–	–	–3	–250	216
Additions	323	14	88	12,365	7	2,603	–	15,400	5,266
Reclassifications	–	–	–	–	–	–	–	–	–
Disposals	–1,582	–1	–1	–8,147	–4	–2,185	–29	–11,949	–7,090
Balance at 31.12.	7,881	139	104	29,684	5	3,802	–	41,615	38,544
Changes in valuation not affecting income									
Balance at 1.1.	–	–	–	495	–	–	–	495	490
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–
Changes from foreign currency translation	–	–	2	–	–	–	–	2	–
Changes in value not affecting income	–	–	21	–330	–	–	–	–309	60
Reclassifications	–	–	–	–	–	–	–	–	–
Disposals	–	–	–	–322	–	–	–	–322	–55
Balance at 31.12.	–	–	23	–157	–	–	–	–134	495
Amortisation/depreciation and write-ups									
Balance at 1.1.	63	–69	–	11	–	95	–	100	125
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–
Changes from foreign currency translation	–	–	–	–89	–	–3	–	–92	–
Impairments	–6	–10	–	–110	–	–	–	–126	–49
Reversals of premiums/discounts	–	–	–	40	–	–	–	40	–31
Write-ups	–	–	–	9	1	–	–	10	35
Reclassifications	–	–	–	–	–	–	–	–	–
Disposals	–14	–	–	–	–	–	–	–14	15
Changes in fair value	–	–	–	–	–	–112	–	–112	5
Balance at 31.12.	43	–79	–	–139	1	–20	–	–194	100
Carrying amounts									
Balance at 31.12.	7,924	60	127	29,388	6	3,782	–	41,287	39,139

Disposals of HtM investments relate primarily to redemptions on maturity. There were no depreciation omissions as detailed in section 314 (11) HGB. The addition to investments in 2006 is attributable to the acquisition of a share of approx. 2.2 % in the Australian investment and consultancy company Babcock & Brown Ltd. The portfolio no longer includes any land and buildings held as financial investments.

The Hypo Real Estate Group is able to reliably establish the fair value of virtually all financial investments. A fair value cannot be determined only for some shares in companies for which there is no market value available and which are not fully consolidated, consolidated on a pro-rata basis or accounted for using the equity method due to considerations of materiality. These AfS financial investments are stated with amortised purchase costs. The carrying amount of these financial investments amounted to € 64 million as of 31 December 2006. In financial year 2006, financial investments, for which it is not possible for the fair value to be established reliably, were sold for € 2 million. This resulted in a profit of € 1 million.

Breakdown of debt securities and other fixed-income securities

in € million	31.12.2006	31.12.2005
Bonds and debt securities	41,094	38,901
by public issuers	15,382	16,533
by other issuers	25,712	22,368
Total	**41,094**	**38,901**

The portfolio did not include any debt securities and other fixed-income securities of non-consolidated subsidiaries and companies in which a participating interest is held.

49 Intangible assets

Breakdown

in € million	31.12.2006	31.12.2005
Goodwill	20	2
Software acquired	38	23
Other intangible assets	8	—
Advance payments	3	3
Total	**69**	**28**

Development of intangible assets

	2006					2005
in € million	Goodwill	Software acquired	Other intangible assets	Advance payments	Total	Total
Acquisition/production costs						
Balance at 1.1.	2	51	—	3	56	45
Changes in the group of consolidated companies	18	—	11	—	29	—
Changes from foreign currency translation and other changes	—	—	—	—	—	–2
Additions	—	16	—	9	25	13
Reclassifications	—	9	—	–9	—	—
Disposals	—	–7	—	—	–7	—
Balance at 31.12.	20	69	11	3	103	56
Amortisation/depreciation and write-ups						
Balance at 1.1.	—	28	—	—	28	16
Changes in the group of consolidated companies	—	—	1	—	1	—
Changes from foreign currency translation	—	—	—	—	—	—
Scheduled amortisation/depreciation	—	8	2	—	10	9
Unscheduled amortisation/depreciation	—	—	—	—	—	3
Write-ups	—	—	—	—	—	—
Reclassifications	—	—	—	—	—	—
Disposals	—	–5	—	—	–5	—
Balance at 31.12.	—	31	3	—	34	28
Carrying amounts						
Balance at 31.12.	20	38	8	3	69	28

Amortisation/depreciation on software and other intangible assets is shown under "Amortisation/depreciation on intangible assets" within general administrative expenses. All software was purchased.

50 Property, plant and equipment

Breakdown

in € million	31.12.2006	31.12.2005
Land and buildings used for operational purposes and buildings under construction	32	–
Plant and operating equipment	14	14
Total	**46**	**14**

Development of property, plant and equipment

in € million	2006 Land and buildings used for operational purposes and buildings under construction	2006 Plant and operating equipment	2006 Total	2005 Total
Acquisition/production costs				
Balance at 1.1.	–	42	42	48
Changes in the group of consolidated companies	28	–	28	–
Changes from foreign currency translation	–	–	–	–
Additions	5	6	11	8
Disposals	–	–11	–11	–14
Balance at 31.12.	33	37	70	42
Amortisation/depreciation and write-ups				
Balance at 1.1.	–	28	28	33
Changes in the group of consolidated companies	–	–	–	–
Scheduled amortisation/depreciation	1	5	6	6
Disposals	–	–10	–10	–11
Balance at 31.12.	1	23	24	28
Carrying amounts				
Balance at 31.12.	32	14	46	14

There are no contractual obligations for purchasing property, plant and equipment.

The fair value of the land and building used for business purposes corresponds to the value which would have been recognised if they had been valued using the purchase cost model. Accordingly, the revaluation reserve as of 31 December 2006 is € 0 million. In 2005, the Company did not own any land and buildings used for business purposes.

51 Other assets

Other assets

in € million	31.12.2006	31.12.2005
Positive fair values from derivative financial instruments	5,221	7,133
Other assets	388	205
Deferred charges and prepaid expenses	16	30
Capitalised excess cover of qualified insurance for pension provisions	57	59
Total	**5,682**	**7,427**

52 Income tax assets

Income tax assets

in € million	31.12.2006	31.12.2005
Current tax assets	121	17
Deferred tax assets	3,438	4,889
Total	**3,559**	**4,906**

Tax assets include both refund claims from current taxes as well as a significant amount of deferred tax assets. The new recognition or write-up of deferred tax assets was performed among other things due to capitalisation of losses carried forward (see also note 19). A considerable amount of deferred tax assets was also attributable to tax effects relating to valuations according to IAS 39. The actual tax claims also include the capitalised claim for payment of the corporate income tax credit.

53 Subordinated assets

The following balance sheet items contain subordinated assets:

Subordinated assets

in € million	31.12.2006	31.12.2005
Loans and advances to customers	13	7
Investments	49	163
Total	**62**	**170**

54 Repurchase agreements

As a pledgor of genuine repurchase agreements, the Hypo Real Estate Group has pledged assets with a book value of € 14 billion (2005: € 9 billion). The assets are still stated under assets, and the considerations which have been received are stated under liabilities.

55 Securitisation

Synthetic securitisation

Issuer	Transaction name	Maturity in years	Type of asset securitised	Total volume of lending in € million	Reduction in risk-weighted assets according to BIS in € million
Hypo Real Estate Bank AG	Dutch Dream 2001-1	19	Commercial mortgage loans	472	379
Hypo Real Estate Bank AG	Provide Comfort 2002-1	54	Private mortgage loans	1,330	690
Hypo Real Estate Bank AG	DUKE 2002	25	Commercial mortgage loans	393	375
Hypo Real Estate Bank AG	GECO 2002	52	Commercial mortgage loans	558	508
Hypo Real Estate Bank International AG	WürttHyp EU-1	26	Commercial mortgage loans	387	355
Hypo Real Estate Bank International AG	WürttHyp F-1	20	Commercial mortgage loans	353	297
Hypo Real Estate Bank International AG	ESTATE US-1	20	Commercial mortgage loans	259	185
Total				**3,752**	**2,789**

Securitisation involves the full or partial passing on to the capital market of lending risks for selected loan portfolios that have been precisely defined in advance. The prime aim of the bank's own securitisation programmes is to reduce the loan portfolio risk. In the case of so-called synthetic securitisation, the risk is transferred and the pressure on equity is reduced through the provision of collateral in the form of guarantees or credit derivatives; in the traditional forms of securitisation, risk is transferred and the pressure on equity is reduced through the sale ("true sale") of balance sheet assets. According to IFRS the securitised portfolio is not eliminated in the case of synthetic transactions.

The transaction ESTATE US-1 was issued in 2006, and all other transactions were issued in 2004 or earlier. At the end of 2006, the total volume of lending of the entire current securitisation programmes of the Hypo Real Estate Group amounted to € 3.8 billion, reducing the strain on weighted risk assets under BIS in the amount of € 2.8 billion.

Securitisation programmes usually provide for a small part of the risks being retained in the form of a first-loss piece or interest sub-participation on the part of the pledgor.

For the programmes listed above, first-loss pieces are held in the amount of € 150 million. Thereof the interest subparticipations total € 146 million.

In addition Hypo Real Estate Group carried out two true sale transactions in 2005. The transaction Valesco Funding plc had a volume of € 247 million and the transaction European Prime Real Estate no. 1 plc had a volume of GB£ 348 million.

56 Deposits from other banks

Deposits from other banks by maturities

in € million	31.12.2006	31.12.2005
Repayable on demand	193	70
With agreed maturities	24,416	22,376
up to 3 months	14,982	13,672
from 3 months to 1 year	6,291	4,287
from 1 year to 5 years	2,153	3,595
from 5 years and over	990	822
Total	**24,609**	**22,446**

The portfolio did not include any amounts owed to affiliated non-consolidated companies and companies in which a participating interest is held.

57 Amounts owed to other depositors

Amounts owed to other depositors by maturities

in € million	31.12.2006	31.12.2005
Repayable on demand	284	503
With agreed maturities	11,941	9,577
up to 3 months	595	355
from 3 months to 1 year	1,467	1,222
from 1 year to 5 years	3,400	2,635
from 5 years and over	6,479	5,365
Total	**12,225**	**10,080**

Amounts owed to non-consolidated subsidiaries

in € million	31.12.2006	31.12.2005
Non-consolidated subsidiaries	–	8
Total	**–**	**8**

The portfolio did not include any amounts owed to companies in which a participating interest is held.

58 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by type of business

in € million	31.12.2006	31.12.2005
Debt securities in issue	81,450	75,974
Mortgage bonds	15,006	15,879
Public sector bonds	35,667	38,548
Other debt securities	28,871	20,392
Money market securities	1,906	1,155
Registered notes in issue	21,061	19,359
Mortgage bonds	11,998	10,543
Public sector bonds	8,918	8,806
Other debt securities	145	10
Total	**102,511**	**95,333**

Promissory notes and other liabilities evidenced by securities, broken down by maturities

in € million	31.12.2006	31.12.2005
With agreed maturities		
up to 3 months	12,239	10,343
from 3 months to 1 year	14,740	15,189
from 1 year to 5 years	45,766	48,486
from 5 years and over	29,766	21,315
Total	**102,511**	**95,333**

The portfolio did not include liabilities evidenced by certificates payable to non-consolidated companies and companies in which a participating interest is held.

59 Liabilities held for trading purposes

Liabilities held for trading purposes

in € million	31.12.2006	31.12.2005
Negative fair values from derivative financial instruments	211	119
Equity-related transactions	58	–
Interest- and foreign-currency-based transactions	106	119
Credit-related transactions	46	–
Others	1	–
Other trading liabilities	5,534	3,634
Total	**5,745**	**3,753**

60 Provisions

Breakdown

in € million	31.12.2006	31.12.2005
Restructuring provisions	20	22
Loan-loss provisions	13	9
Other provisions	22	26
thereof: Long-term liabilities to employees	7	7
Total	**55**	**57**

Provisions for pensions and similar obligations include in-house employer's pension direct commitments for company pensions payable to executive bodies and employees of the Hypo Real Estate Group.

The in-house employer's pension commitments are partly dependent on final salary, and partly based on modular plans with dynamic adjustments of vested rights. In addition, group companies pay contributions for commitments by external institutions. The pension obligations financed via pension funds or retirement benefit corporations with matching cover are contribution-based models ("Defined Contribution Plan"). Expenses in respect of contribution-based plans amounted to € 5 million, compared with € 4 million in the previous year. In addition, contributions of € 5 million were also paid for statutory pension insurance schemes in Germany in 2006 (2005: € 4 million). Defined-benefit plans have been committed only by the companies resident in Germany. For the calculation of the provision for the defined benefit plans, the interest rate, the expected return of the plan assets and the pension growth compared with the previous year were slightly increased; the other valuation parameters were unchanged. The parameters have developed as follows:

Discount rates and valuation parameters

in %	31.12.2006/ 1.1.2007	31.12.2005/ 1.1.2006
Discount rate	4.25	4.0
Expected return from plan assets	4.25	4.0
Rate of increase in pension obligations	1.75	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 29 to protect itself against the main risks arising from the defined-benefit pension commitments. The expected return of the plan assets has been calculated from the long-term risk-free interest rate in accordance with the investment strategy of the plan assets.

The qualified insurance policy is a plan asset in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets. Accordingly, the funding is as follows:

Funding status

in € million	31.12.2006	31.12.2005
Present value of unfunded pension obligations	–	–
Present value of funded pension obligations	190	187
Fair value of plan assets	–222	–219
Outstanding actuarial loss	–23	–27
Outstanding past service cost	–2	–
Capitalised excess cover of plan assets	57	59
Pension provisions recognised	**–**	**–**

The 10 % corridor of the higher amount originating from the present value of the pension obligations and the fair value of plan assets was exceeded for the first time on 31 December 2005. In accordance with IAS 19.93, the sum of the actuarial losses exceeding the corridor of 10 % was spread over the average remaining service life of active employees in financial year 2006. This resulted in a charge of € 1 million, which was shown under general administrative expenses. As of 31 December 2006, the corridor was exceeded by € 1 million.

Movements in pension obligations are stated in the following:

Development of pension obligations

in € million	2006	2005
Balance at 1.1.	**187**	**168**
Pension expenses	12	7
Outstanding actuarial profit (–)/ loss(+)	–2	18
Payments to beneficiaries	–7	–6
Balance at 31.12.	**190**	**187**

Pension expenses are broken down as follows:

Breakdown of pension expenses

in € million	2006	2005
Present value of pension claims vested	3	2
Interest expense	7	7
Past service cost	1	–
Reduction/termination	–	–2
Actuarial losses recognised as expense	1	–
Total	**12**	**7**

Plan assets consist exclusively of the qualified insurance policy. The plan assets accordingly do not contain any own financial instruments and no owner-used property, plant and equipment which is used. Developments in plan assets are as follows:

Development of plan assets

in € million	2006	2005
Balance at 1.1.	**219**	**–**
Allocations to plan assets	–	215
Expected return from plan assets	9	9
Outstanding actuarial profit	2	1
Payments to beneficiaries	–7	–6
Transfer to non-consolidated subsidiaries	–1	–
Balance at 31.12.	**222**	**219**

Because pension obligations are adequately secured, we do not anticipate any further allocations to plan assets in future.

Development of restructuring and other provisions

in € million	Restructuring provisions	Loan-loss provisions	Other provisions	Total
Balance at 1.1.2006	**22**	**9**	**26**	**57**
Additions	17	6	4	27
Reversals	–1	–	–5	–6
Amounts used	–18	–2	–3	–23
Balance at 31.12.2006	**20**	**13**	**22**	**55**

In the course of the tightening of the group structure and the combination of portfolios the underlying processes were analysed more precisely. The needed resources could be specified more accurately and the expenses to implement the optimisation of resources could be estimated reliably. This has resulted in capacity adjustments, involving the creation of a restructuring provision of € 17 million in 2006. The provision will be consumed primarily in the years 2007 to 2009.

In 2005, a restructuring provision of € 15 million was created for combining international business in a single entity and pooling of German financing arrangements. The provisions were consumed primarily in financial year 2006.

The provisions for lending business mainly comprise provisions for guarantee risks, letters of credit, irrevocable credit commitments and litigation risks in lending business.

The other provisions comprise mainly provisions in connection with town planning agreements (€ 9 million), provisions for long-term obligations with regard to employees (€ 7 million), provisions for maintenance obligations (€ 2 million) and provisions for reversal obligations (€ 2 million).

61 Other liabilities

Other liabilities

in € million	31.12.2006	31.12.2005
Negative fair values from derivative financial instruments	7,989	11,122
Other liabilities	446	748
Deferred income	116	97
Total	**8,551**	**11,967**

Other liabilities mainly include liabilities from the offsetting of results and also accruals pursuant to IAS 37. Accrued liabilities include in particular trade accounts payable in respect of invoices still outstanding, short-term liabilities to employees and other accruals in respect of commission, interest, operating expenses, etc.

62 Income tax liabilities

Income tax liabilities

in € million	31.12.2006	31.12.2005
Current tax liabilities	80	62
Deferred tax liabilities	2,110	3,534
Total	**2,190**	**3,596**

Tax liabilities include both provisions or liabilities from current taxes as well as deferred tax liabilities. Deferred tax liabilities can arise when single assets or securities increase in value according to IFRS, but such valuation increases do not become relevant for tax purposes until the asset is sold at some date in the future. A considerable amount of deferred tax liabilities was attributable to tax effects relating to valuation according to IAS 39.

63 Subordinated capital

Breakdown

in € million	31.12.2006	31.12.2005
Subordinated liabilities	1,703	1,470
Participating certificates outstanding	559	558
Total	**2,262**	**2,028**

With all subordinated liabilities, there can be no early repayment obligation on the part of the issuer. In the event of bankruptcy or liquidation, such liabilities may only be repaid after all non-subordinate creditors have been satisfied.

Subordinated capital, broken down by maturities

in € million	31.12.2006	31.12.2005
With agreed maturities		
up to 3 months	21	35
from 3 months to 1 year	39	36
from 1 year to 5 years	883	1,237
from 5 years and over	1,319	720
Total	**2,262**	**2,028**

The portfolio does not include any subordinated liabilities to non-consolidated subsidiaries and companies in which a participating interest is held.

In accordance with bank regulatory requirements based on the provisions of section 10 (5) and (5 a) of the German Banking Act (Kreditwesengesetz – KWG) and also in accordance with the recommendations on equity used by the Basel Committee on Banking Supervision in July 1988, the subordinated capital was shown as core capital, supplementary capital or Tier III capital.

Participating certificates outstanding Issued participatory capital mainly comprises the following issues:

Participating certificates outstanding

Issuer	Year of issue	Type	Nominal amount in € million	Interest rate in %	Maturity
Hypo Real Estate Bank AG	1993	Bearer participation certificates	38	7.00	2008
Hypo Real Estate Holding AG	1997	Bearer participation certificates	102	6.75	2007
Hypo Real Estate Bank International AG	1997	Bearer participation certificates	102	6.75	2008
Hypo Real Estate Bank AG	1998	Bearer participation certificates	38	variable interest rate	2009
Hypo Real Estate Bank AG	1999	Bearer participation certificates	70	7.00	2009
Hypo Real Estate Bank International AG	2001	Bearer participation certificates	50	7.00	2012
Hypo Real Estate Bank International AG	2002	Bearer participation certificates	50	7.00	2013

The interest entitlement is reduced to the extent that a pay-out would result in the respective issuer recording an annual net loss or consolidated net loss for the year. Holders of participating certificates outstanding participate in any net loss or consolidated net loss for the year recorded by an issuer through a reduction in their repayment entitlements; this is based on the ratio between the repayment entitlements and the subscribed capital as shown in the balance sheet plus retained earnings and additional paid-in capital as well as participatory capital.

Net income for subsequent years must be increased to bring repayment entitlements back up to their nominal value. The participating certificates outstanding certify subordinated creditor rights; they do not guarantee any share in liquidation proceeds.

64 Equity

On 31 December 2006, the subscribed capital of Hypo Real Estate Holding AG of € 402 million was divided into:

Subscribed capital

number (face amount: 3 €)	31.12.2006	31.12.2005
Shares of common bearer stock	134,072,175	134,072,175
Shares of registered non-voting preferred stock	–	–
Total	**134,072,175**	**134,072,175**

Authorised capital

Year authorised	Available until	Original amount in € million	Balance at 31.12.2006 in € million
2004	3.6.2009	201	201

Conditional capital

Year authorised	Available until	Original amount in € million	Balance at 31.12.2006 in € million
2004	–	40	40

Retained earnings

in € million	31.12.2006	31.12.2005
Legal reserve	–	–
Other retained earnings	641	395
Total	**641**	**395**

65 Treasury stock

Neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares (treasury shares) of Hypo Real Estate Holding AG. No treasury shares were traded in the year 2006.

66 Foreign-currency assets and liabilities

Foreign-currency assets and liabilities

in € million	31.12.2006	31.12.2005
Foreign-currency assets	41,763	30,520
thereof:		
USD	19,098	16,584
JPY	2,185	1,803
CHF	2,637	1,677
SEK	3,802	1,302
HKD	537	2
GBP	11,257	8,913
Others	2,247	239
Foreign-currency liabilities (excluding equity)	39,054	27,367
thereof:		
USD	18,730	14,514
JPY	886	1,803
CHF	2,825	2,085
SEK	3,520	765
HKD	132	11
GBP	10,789	7,860
Others	2,172	329

67 Trust business

The following tables show the volume of fiduciary business not shown in the consolidated balance sheet.

Trust assets

in € million	31.12.2006	31.12.2005
Loans and advances to customers	133	153
Total	**133**	**153**

Trust liabilities

in € million	31.12.2006	31.12.2005
Deposits from other banks	58	62
Amounts owed to other depositors	75	91
Total	**133**	**153**

Notes to the cash flow statement

68 Notes to the items in the cash flow statement

The cash flow statement shows the cash flows of the financial year broken down into cash flows attributable to operating activities, investing activities and financing activities. Cash and cash equivalents correspond to the balance sheet item "cash reserve", and include cash in hand and credit balances at central banks.

Operating activities are defined broadly, and correspond to operating result. Cash flow from operating activities includes payments (inflows and outflows) attributable to loans and advances to other banks and customers as well as assets held for trading purposes and other assets. Inflows and outflows attributable to deposits from other banks and amounts owed to other depositers, promissory notes and other liabilities evidenced by securities and other liabilities are also included under operating activities. The interest and dividend payments resulting from operating activities are shown under cash flow from operating activities.

Cash flow from investing activities comprises payments for investment and security holdings as well as for property, plant and equipment.

Cash flow from financing activities comprises inflows and outflows for subordinated capital as well as dividends paid out.

In 2006, no subsidiaries or other business units were purchased or sold. The outflow of cash and cash equivalents from taxes on income amounted to € 112 million in 2006 (2005: € 93 million).

Notes to the financial instruments

69 Derivative transaction

The following tables present the respective nominal amounts and fair values of OTC derivatives and derivatives traded on a stock exchange.

In order to minimise (reduce) both the economic and the regulatory credit risk arising from these instruments, master agreements (bilateral netting agreements) have been concluded. By means of such netting agreements, the positive and negative fair values of the derivatives contracts included under the master agreement can be offset against one another, and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of the credit commitments, such risk-reducing techniques are used only if they are considered to be enforceable under the respective legal system, should the business associate become insolvent. In order to check enforceability, legal opinions are used.

Similar to the master agreements, the Hypo Real Estate Group concludes collateral agreements with its business associates to secure the net claim or liability remaining after netting (receiving or furnishing of security). As a rule, this collateral management reduces credit risk by means of prompt measurement and adjustment exposure to customers.

Derivate volume as of 31.12.2006

in € million	Nominal amount Remaining maturities less than 1 year	1 to 5 years	more than 5 years	Total	Fair value positive	negative
Interest-based transactions						
OTC products	105,941	167,153	149,154	422,248	4,297	7,530
Forward rate agreements	100	–	–	100	–	–
Interest rate swaps	95,035	156,249	144,004	395,288	4,177	6,371
Interest rate options	7,666	7,142	4,135	18,943	89	1,068
Call options	3,472	2,286	865	6,623	89	21
Put options	4,194	4,856	3,270	12,320	–	1,047
Other interest rate contracts	3,140	3,762	1,015	7,917	31	91
Exchange-traded products	1,195	395	–	1,590	–	–
Interest futures	1,195	395	–	1,590	–	–
Interest rate options	–	–	–	–	–	–
Total	**107,136**	**167,548**	**149,154**	**423,838**	**4,297**	**7,530**
Foreign-currency-based transactions						
OTC products	9,181	11,065	3,829	24,075	975	541
Spot and forward currency transactions	4,108	11	–	4,119	23	28
Interest rate/currency swaps	5,073	11,054	3,829	19,956	952	513
Currency options	–	–	–	–	–	–
Other foreign-exchange contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**9,181**	**11,065**	**3,829**	**24,075**	**975**	**541**
Equity-/Index-based transactions						
OTC products	10,644	14	–	10,658	63	59
Equity/Index swaps	10,644	14	–	10,658	63	59
Equity/Index options	–	–	–	–	–	–
Other equity/index contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**10,644**	**14**	**–**	**10,658**	**63**	**59**
Other transactions						
OTC products	17,920	7,730	5,557	31,207	45	45
Credit derivatives	17,920	7,730	5,557	31,207	45	45
Other contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Other futures	–	–	–	–	–	–
Other options	–	–	–	–	–	–
Total	**17,920**	**7,730**	**5,557**	**31,207**	**45**	**45**
Total	**144,881**	**186,357**	**158,540**	**489,778**	**5,380**	**8,175**

Derivate volume as of 31.12.2005	Nominal amount				Fair value	
	Remaining maturities					
in € million	less than 1 year	1 to 5 years	more than 5 years	Total	positive	negative
Interest-based transactions						
OTC products	89,652	135,480	106,368	331,500	6,536	10,630
Forward rate agreements	–	–	–	–	–	–
Interest rate swaps	83,275	126,091	102,320	311,686	6,431	9,158
Interest rate options	5,049	3,875	2,762	11,686	78	1,452
Call options	1,294	429	239	1,962	78	–
Put options	3,755	3,446	2,523	9,724	–	1,452
Other interest rate contracts	1,328	5,514	1,286	8,128	27	20
Exchange-traded products	193	1,240	560	1,993	96	91
Interest futures	173	863	–	1,036	–	1
Interest rate options	20	377	560	957	96	90
Total	**89,845**	**136,720**	**106,928**	**333,493**	**6,632**	**10,721**
Foreign-currency-based transactions						
OTC products	5,892	6,960	4,545	17,397	531	411
Spot and forward currency transactions	857	9	3	869	4	3
Interest rate/currency swaps	5,035	6,951	4,542	16,528	527	408
Currency options	–	–	–	–	–	–
Other foreign-exchange contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**5,892**	**6,960**	**4,545**	**17,397**	**531**	**411**
Equity-/Index-based transactions						
OTC products	715	–	–	715	31	31
Equity/Index swaps	715	–	–	715	31	31
Equity/Index options	–	–	–	–	–	–
Other equity/index contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**715**	–	–	**715**	**31**	**31**
Other transactions						
OTC products	9,816	4,747	1,682	16,245	78	51
Credit derivatives	9,816	4,747	1,682	16,245	77	51
Other contracts	–	–	–	–	1	–
Exchange-traded products	474	106	–	580	1	1
Other futures	–	–	–	–	–	–
Other options	474	106	–	580	1	1
Total	**10,290**	**4,853**	**1,682**	**16,825**	**79**	**52**
Total	**106,742**	**148,533**	**113,155**	**368,430**	**7,273**	**11,215**

Counterparties	31.12.2006		31.12.2005	
	Fair value		Fair value	
in € million	positive	negative	positive	negative
OECD central governments (and central banks)	1	3	298	717
OECD banks	5,329	7,893	6,786	10,421
OECD financial institutions	–	–	92	44
Other companies and private individuals	50	279	97	33
Total	**5,380**	**8,175**	**7,273**	**11,215**

Fair values appear as sum of positive and negative amounts per contract, from which no pledged security has been deducted and no netting agreements have been taken into consideration. By definition, no positive fair values exist for put options.

70 Assets assigned or pledged as security for own liabilities

The following assets were assigned or pledged as security:

Own liabilities

in € million	31.12.2006	31.12.2005
Deposits from other banks	13,575	10,714
Amounts owed to other depositors	2,171	–
Other liabilities	866	993
Subordinated liabilities	–	10
Total	**16,612**	**11,717**

The following assets were pledged as security for the above liabilities:

Assets pledged

in € million	31.12.2006	31.12.2005
Placements with, and loans and advances to, other banks	885	1,024
Loans and advances to customers	622	780
Investments	14,488	8,125
Total	**15,995**	**9,929**

71 Fair values of financial instruments

The recognised fair values of financial instruments according to IAS 32 correspond to the amounts at which, in the opinion of the Hypo Real Estate Group, an asset could be exchanged on the reference date for the financial statements between willing, expert business partners or at which a liability could be settled between such business partners.

The fair values were determined as at the reference date based on the market information available and using the Company's own methods of calculation.

The fair values of certain financial instruments reported at nominal values are almost identical to their carrying amounts. These include for example the cash reserve and receivables and liabilities without a specific maturity or interest tie-up. For other receivables and liabilities, the future expected cash flows are discounted to the present value using current interest rates.

Quoted market prices are applied for market securities and derivatives as well as for quoted debt instruments. The fair value of the original financial instruments for which no active market price is available is determined as the present value for future expected cash flows.

The fair value of interest and currency interest swap agreements and also interest rate futures are determined on the basis of discounted future expected cash flows. The market interest rates applicable to the remaining maturity of the financial instruments are used for the purpose of the calculation. The fair value of forward exchange transactions is determined on the basis of current forward rates. Options are valued using exchange rate quotations or recognised models for determining option prices. For simple European options, the current Black-Scholes models (currency and index instruments) or log-normal models (interest instruments) are used as the valuation models. In the case of more exotic instruments, the interest rates are simulated via term structure models with the current interest rate structure as well as caps or swaption volatilities as parameters relevant for valuation purposes.

The fair values of irrevocable loan commitments and contingent liabilities correspond to their carrying amounts.

For assets, the difference between fair values and carrying amounts is € 2,965 million and for liabilities € 450 million. The balance of these amounts is € 2,515 million. The development of this parameter over time depends on changes in market prices and the valuation parameters applied in calculating fair values, including in particular changes in interest rates as well as changes in balances and maturities of financial instruments.

Fair values of financial instruments

in € million	31.12.2006 Carrying amounts	31.12.2006 Fair value	31.12.2005 Carrying amounts	31.12.2005 Fair value
Assets	**157,919**	**160,884**	**147,359**	**152,822**
Cash reserve	648	648	182	182
Assets held for trading purposes	11,630	11,630	5,696	5,696
Placements with, and loans and advances to, other banks	18,010	18,142	19,542	20,029
Loans and advances to customers[1]	80,662	82,694	75,405	79,270
Investments[2]	41,287	42,088	39,107	40,218
Other assets	5,682	5,682	7,427	7,427
Liabilities	**155,903**	**156,353**	**145,607**	**148,532**
Deposits from other banks	24,609	24,576	22,446	22,488
Amounts owed to other depositors	12,225	12,264	10,080	10,343
Promissory notes and other liabilities evidenced by securities	102,511	102,902	95,333	97,798
Liabilities held for trading purposes	5,745	5,745	3,753	3,753
Other liabilities	8,551	8,551	11,967	11,967
Subordinated capital	2,262	2,315	2,028	2,183
Other items	**12,909**	**12,909**	**10,196**	**10,196**
Contingent liabilities	1,731	1,731	2,647	2,647
Irrevocable loan commitments	11,178	11,178	7,549	7,549

[1] Cut by allowances for losses on loans and advances
[2] Excluding investment properties

In order to evaluate the economic significance of this deducting item in the equity according to IAS 39.95 a, the net hidden reserves (difference between carrying amounts and fair value) must be considered in the interest-bearing assets and liabilities as of the reference date.

As of 31 December 2006, the revaluation reserve amounted to € –1,460 million, including the cash flow hedge reserve of € –1,416 million. The net hidden reserves amount to € 2,515 million.

72 Significant concentrations of assets and liabilities

Detailed information in the risks associated with the business of the Hypo Real Estate Group is contained in the risk report.

73 Key capital ratios (based on German Commercial Code)

According to the recommendation on the equity issued by the Basel Committee for Banking Supervision in July 1988, the core capital ratio (core ratio/risk-weighted assets) may not fall below 4.0 %, and the equity capital ratio (equity/risk-weighted assets) may not be less than 8 %. At the same time, the equity funds ratio calculation on the basis of the relationship between equity funds and total risk-weighted assets plus 12.5 times the weighting amount for items subject to market price risk (including option transactions) must be at least 8 %.

The capital ratios are calculated on the basis of the guidelines of the Bank for International Settlements (BIS) in Basel. The BIS ratios have been established independently on a voluntary basis.

Equity funds consist of core capital and supplementary capital (equity) plus Tier III capital and are as follows, according to approved annual financial statements as of 31 December 2006:

Equity funds[1]

in € million	31.12.2006	31.12.2005
Core capital	4,632	4,372
Supplementary capital	2,017	1,923
Equity capital	**6,649**	**6,295**
Tier III capital	—	—
Total	**6,649**	**6,295**

[1] Consolidated pursuant to section 10 a KWG;
as per approved annual financial statements and after profit distribution

No unrealised reserves in accordance with section 10 (2b) sentence 1 no. 6 and 7 KWG have been allocated to supplementary capital.

The risk-weighted assets and market risk positions were as follows:

Risk-weighted assets

in € billion	31.12.2006	31.12.2005
On-balance-sheet assets	61.1	50.9
Off-balance-sheet assets	5.1	5.3
Counterparty risks in the trading book	0.2	0.1
Total	**66.4**	**56.3**

Market risk positions

in € million	31.12.2006	31.12.2005
Currency risks	48	48
Interest rate risks	330	95
Risks from equity securities	8	21
Total	**386**	**164**

Calculated in accordance with the Basel recommendations on equity, the following ratios applied as of 31 December 2006 (based on approved annual financial statements):

Key capital ratios[1]

in %	31.12.2006	31.12.2005
Core capital ratio	7.0	7.8
Equity capital ratio	10.0	11.2
Equity funds ratio (overall indicator)	9.3	10.8

[1] As per approved annual financial statements and after profit distribution

74 Contingent liabilities and other commitments

Contingent liabilities and other commitments in € million	31.12.2006	31.12.2005
Contingent liabilities[1]	**1,731**	**2,647**
Guarantees and indemnity agreements	1,731	2,647
Loan guarantees	368	115
Performance guarantees and indemnities	1,314	2,500
Documentary credits	49	32
Other commitments	**11,216**	**7,627**
Irrevocable loan commitments	11,178	7,549
Book credits	1,054	584
Guarantees	192	273
Mortgage and public sector loans	9,932	6,692
Other commitments	38	78
Total	**12,947**	**10,274**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of € 0.4 billion of Hypo Real Estate Bank International vis-à-vis HVB AG; these were issued as part of the synthetic transfer of the "Western Europe" real estate financing portfolio. The other contingent liabilities and other liabilities do not contain any individual items of significant importance.

Hypo Real Estate Holding AG has issued the loss indemnity declaration for the deposit protection fund established by the Bundesverband deutscher Banken e.V., Berlin, as prescribed by the applicable articles of association.

The Hypo Real Estate Group is a lessor within the framework of operating lease agreements. Non-terminable operating lease agreements for land and buildings as well as for operating and business equipment existed as of 31 December 2006. The minimum obligations arising from non-terminable leasing arrangements will result in costs of € 5 million in 2006, € 18 million in the years 2008 to 2011 und € 12 million for the year 2012 and beyond.

75 Statement of responsibility

For the following companies, Hypo Real Estate Holding AG ensures that they are able to meet their contractual obligations (with the exception of political risk):

- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Bank AG, Munich

76 Auditors' fee

Auditors' fee

in € thousand	31.12.2006	31.12.2005
Audits	4,276	3,386
Other affirmation and assessment	73	327
Tax consultancy	254	220
Other services	1,021	540
Total	**5,624**	**4,473**

77 Relationship with related parties

Transactions with related companies and persons are conducted on an arms length basis.

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Management Board

in € thousand	2006 Basic salary	General expenses[1]	Deferred compensation	Profit-related components	Total	2005 Total
Georg Funke, Chairman	800	68	14	2,200	3,082	2,878
Stephan Bub	450	77	—	900	1,427	1,215
Dr. Paul Eisele	450	60	—	900	1,410	1,346
Dr. Markus Fell	450	59	11	1,000	1,520	1,382
Frank Lamby	450	44	—	1,000	1,494	1,365
Total[2]	**2,600**	**308**	**25**	**6,000**	**8,933**	**8,186**

[1] Includes, within limits, general expenses for fringe benefits, which underlie taxation and abroad also social security
[2] In addition individual contracts for pension commitments exist amounting to a percentage of the annual fixed remuneration

Pension commitments to members of Hypo Real Estate Holding AG's Management Board

in € thousand	2006 DBO as of 31.12.	Present value of pension claims vested	Interest expense	Outstanding past service cost
Georg Funke, Chairman	9,770	—	368	—
Stephan Bub	1,561	79	159	1,323
Dr. Paul Eisele	3,703	125	147	—
Dr. Markus Fell	3,641	72	137	—
Frank Lamby	3,987	78	147	—
Total	**22,662**	**354**	**958**	**1,323**

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Supervisory Board

in € thousand	2006 Basic compensation	Compensation for function in the Nomination Committee	Remuneration for function in the Audit Committee	Value added tax	Total	2005 Total
Kurt F. Viermetz, Chairman	175	20	—	37	232	118
Dr. Ferdinand Graf von Ballestrem (until 30 September)	70	—	20	14	104	81
Dr. Frank Heintzeler (from 14 November)	12	—	3	3	18	—
Antoine Jeancourt-Galignani	70	—	20	17	107	81
Dr. Pieter Korteweg	70	10	—	15	95	77
Robert H. Mundheim	70	10	—	15	95	70
Prof. Dr. Klaus Pohle	105	10	40	30	185	117
Total	**572**	**50**	**83**	**131**	**836**	**544**

Remuneration paid to persons with key functions in the Group (Senior Management)[1]

in € thousand	2006 Total fixed remuneration[2]	Profit-related components[3]	Total	2005 Total
Total	**6,705**	**13,132**	**19,837**	**7,779**

[1] Members of the Management Board and executive vice presidents of the subsidiaries (excl. members of the Management Board of Hypo Holdings) as well as managers of Hypo Real Estate Systems GmbH and the heads of department of Hypo Real Estate Holding AG
[2] Includes, within limits, general expenses for fringe benefits, which underliy taxation and abroad also social security
[3] Profit-related remuneration for the year 2006, but partially paid 2007

In 2006, the members of the Supervisory Board of Hypo Real Estate Holding AG did not receive any compensation for personal services. On the reference date for the financial statements, there were no receivables in respect of members of the Supervisory Board.

The following table sets out shares and share derivatives of Hypo Real Estate Holding AG which have been purchased or sold by members of the Supervisory Board and Management Board of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15a of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) (directors' dealings):

Directors' Dealing (§ 15 a WpHG)

	Antoine Jeancourt-Galignani
Function as Member of the Executive bodies	Member of the Supervisory Board
Type of transaction	Purchase
Discription of financial instrument	Bearer shares of Hypo Real Estate Holding AG
ISIN/WKN of financial instrument	DE0008027707/802770
Date of transaction	30.3.06
Place of transaction	Paris
Price	56.195 €
Number of items	2,000
Discription of underlying financial instrument	–
ISIN/WKN	–
Strike price	–
Price multiplier	–
Expiration date	–

On 31 December 2006, the members of the Management Board and Supervisory Board together held less than 1% of the total shares issued by Hypo Real Estate Holding AG. Georg Funke holds 30,876 shares. The stock of shares of Kurt F. Viermetz accounts for 50,000 shares.

78 Employees

Average number of employees

	2006	2005
Employees (excluding trainees)	1,196	1,272
Full-time employees	1,106	1,170
Part-time employees	90	102
Apprentices	9	9
Total	**1,205**	**1,281**

79 Summary of quarterly financial data

Hypo Real Estate Group

		4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance						
Operating revenues	in € million	250	264	266	270	282
Net interest income	in € million	193	197	198	208	208
Net commission income	in € million	31	34	35	33	43
Net trading income	in € million	1	11	6	14	7
Net income from investments	in € million	28	20	26	14	26
Balance of other operating income/expenses	in € million	−3	2	1	1	−2
Provisions for losses on loans and advances	in € million	38	43	44	36	36
General administrative expenses	in € million	89	80	79	86	90
Balance of other income/expenses (excluding restructuring expenses)	in € million	—	—	—	—	—
Net income/loss before taxes (excluding restructuring expenses)	in € million	123	141	143	148	156
Restructuring expenses	in € million	34	—	—	—	17
Net income/loss before taxes	in € million	89	141	143	148	139
Net income/loss[1]	in € million	75	104	105	109	111
Key indicators						
Total volume of lending	in € billion	92.4	91.7	91.4	93.9	94.8
Risk assets compliant with BIS rules	in € billion	56.3	58.1	59.8	64.8	66.4
Core capital ratio compliant with BIS rules	in %	7.8[2]	7.6	7.4	6.9	7.0[2]
New real estate financing business	in € billion	8.0	5.2	6.2	6.1	9.1
Employees		1,233	1,176	1,172	1,206	1,229

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

		4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance						
Operating revenues	in € million	145	157	155	155	172
Net interest income	in € million	101	114	112	120	118
Net commission income	in € million	36	31	28	27	39
Net trading income	in € million	−2	—	—	—	—
Net income from investments	in € million	12	11	15	7	15
Balance of other operating income/expenses	in € million	−2	1	—	1	—
Provisions for losses on loans and advances	in € million	7	14	14	7	8
General administrative expenses	in € million	44	41	40	44	48
Balance of other income/expenses	in € million	—	—	—	—	—
Net income/loss before taxes	in € million	94	102	101	104	116
Net income/loss[1]	in € million	93	76	77	77	87
Key indicators						
Total volume of lending	in € billion	37.7	38.4	39.4	40.9	40.5
Risk assets compliant with BIS rules	in € billion	31.6	31.4	32.5	35.6	35.7
Core capital ratio compliant with BIS rules	in %	7.5[2]	7.7	7.4	6.7	6.4[3]
New real estate financing business	in € billion	6.2	3.8	4.7	4.4	7.1
Employees		474	455	466	494	503

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] Based on allocated capital
[3] As per approved annual financial statements

Hypo Real Estate Germany

		4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance						
Operating revenues	in € million	92	90	87	95	95
Net interest income	in € million	85	81	82	85	83
Net commission income	in € million	−3	1	−1	2	—
Net trading income	in € million	—	—	—	—	—
Net income from investments	in € million	13	8	7	7	11
Balance of other operating income/expenses	in € million	−3	—	−1	1	1
Provisions for losses on loans and advances	in € million	31	29	29	29	26
General administrative expenses	in € million	25	21	20	22	22
Balance of other income/expenses	in € million	—	—	—	—	—
Net income/loss before taxes	in € million	36	40	38	44	47
Net income/loss[1]	in € million	26	31	28	34	51
Key indicators						
Total volume of lending	in € billion	53.6	53.8	52.3	52.9	52.0
Risk assets compliant with BIS rules	in € billion	24.0	25.5	25.8	26.9	27.3
Core capital ratio compliant with BIS rules	in %	7.7[2]	7.2	7.1	6.8	6.7[2]
New real estate financing business	in € billion	1.8	1.4	1.5	1.7	2.0
Employees		520	483	475	480	477

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements

Hypo Public Finance Bank

		4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance						
Operating revenues	in € million	15	21	26	25	24
Net interest income	in € million	10	7	7	7	13
Net commission income	in € million	−2	2	8	4	4
Net trading income	in € million	3	11	6	14	7
Net income from investments	in € million	3	1	4	—	—
Balance of other operating income/expenses	in € million	1	—	1	—	—
Provisions for losses on loans and advances	in € million	—	—	1	—	2
General administrative expenses	in € million	14	11	11	13	11
Balance of other income/expenses	in € million	—	—	—	—	—
Net income/loss before taxes	in € million	1	10	14	12	11
Net income/loss	in € million	3	8	10	10	8
Key indicators						
Total volume of lending	in € billion	1.6	2.5	2.5	2.8	5.2
Risk assets compliant with BIS rules	in € billion	2.0	2.1	2.4	3.2	4.3
Core capital ratio compliant with BIS rules	in %	15.0[1]	14.7	13.6	10.6	8.4[2]
Employees		175	170	161	158	167

[1] Based on allocated capital
[2] As per approved annual financial statements

80 Summary of annual financial data

Hypo Real Estate Group
Income/expenses[1]

in € million	2006	2005	2004	2003	2002[2]
Net interest income	811	722	683	674	670
Provisions for losses on loans and advances	159	151	276	252	505
Net interest income after provisions losses on loans and advances	**652**	**571**	**407**	**422**	**165**
Net commission income	145	125	94	45	11
Net trading income	38	27	11	—	—
Net income from investments	86	67	47	−1	62
General administrative expenses	335	317	315	260	235
Balance of other operating income/expenses	2	5	—	19	17
Operating profit/loss	**588**	**478**	**244**	**225**	**20**
Balance of other income/expenses	−17	−35	−23	−69	−4
Net income/loss before taxes	**571**	**443**	**221**	**156**	**16**
Taxes on income[3]	142	109	53	40	27
Net income/loss[3]	**429**	**334**	**168**	**116**	**−11**

[1] The change in accounting policy for individual allowance for losses on loans and advances is included from 1st of January 2005 onwards
[2] The financial data as of 31 December 2002 are based on the segment data for HVB AG's "Hypo Group" segment contained in the consolidated financial statements of HVB AG for financial year 2002; they have been enhanced in terms of depth of detail and the figures for FGH Bank has been eliminated
[3] Excluding the effects of capitalised losses carried forward and the income of capitalised corporation income tax claims

81 Members of the Supervisory Board and of the Management Board

Supervisory Board
Kurt F. Viermetz, Chairman
Prof. Dr. Klaus Pohle, Vice-Chairman
Dr. Ferdinand Graf von Ballestrem (until 30 September)
Dr. Frank Heintzeler (from 14 November)
Antoine Jeancourt-Galignani
Dr. Pieter Korteweg
Robert H. Mundheim

Nomination Committee
Kurt F. Viermetz, Chairman
Dr. Pieter Korteweg
Robert H. Mundheim
Prof. Dr. Klaus Pohle

Audit Committee
Prof. Dr. Klaus Pohle, Chairman
Dr. Ferdinand Graf von Ballestrem (until 30 September)
Dr. Frank Heintzeler (from 14 November)
Antoine Jeancourt-Galignani

Management Board
Georg Funke, Chairman
Stephan Bub
Dr. Paul Eisele
Dr. Markus Fell
Frank Lamby

82 Holdings of Hypo Real Estate Holding AG

Holdings of Hypo Real Estate Holding AG	Interest in %						
Name and place of business	total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
Subsidiaries							
Consolidated subsidiaries							
Banks and financial institutions							
Domestic banks and financial institutions							
Hypo Real Estate Bank AG, Munich	100.00%	–	€	73,272,784	1,964,809	128,561	–
Hypo Real Estate Bank International AG, Stuttgart	100.00%	–	€	57,225,870	2,393,529	[1]	–
Foreign banks and financial institutions							
Hypo Public Finance USA Inc., New York	100.00%	100.00%	US$	803,574	53,331	4,262	–
Hypo Capital Markets Inc., New York	100.00%	100.00%	US$	5,671	4,502	234	–
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99%	99.99%	€	9,294,998	106,722	6,200	–
Hypo Public Finance Bank, Dublin	99.99%	99.99%	€	27,199,150	1,803,908	177,322	–
Hypo Real Estate Capital Hong Kong Corp. Limited, Hongkong	100.00%	100.00%	HK$	577,282	–14,551	–24,551	–
Hypo Real Estate Capital India Corp., Private Ltd., Mumbai	100.00%	100.00%	INR	394,378	278,848	–	–
Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore	100.00%	100.00%	SG$	1,730	1,545	–473	–
Other consolidates subsidiaries							
Collineo Asset Management GmbH, Dortmund	100.00%	100.00%	€	16,182	13,280	2,315	–
Collineo Asset Management USA Inc., New York	100.00%	100.00%	US$	2,895	1,053	294	–
Hypo Real Estate Transactions S.A.S., Paris	100.00%	100.00%	€	242,889	–6	–34	–
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	GB£	40	–	–	–
Hypo Property Investment Ltd., London	100.00%	100.00%	GB£	340	340	6	–
Hypo Property Participation Ltd., London	100.00%	100.00%	GB£	200	200	–	–
Hypo Property Services Ltd., London	100.00%	100.00%	GB£	102	102	1	–
Hypo Real Estate Capital Corp., New York (sub-group)	100.00%	100.00%	US$	5,072,318	402,713	13,788	–
Hypo Real Estate Capital Japan Corp., Tokyo	100.00%	100.00%	JP¥	205,594,241	16,925,408	7,957	–
Hypo Real Estate Capital Ltd., London (sub-group)	100.00%	100.00%	GB£	55,778	53,798	1,517	–

[1] Profit transfer by shareholders on the basis of the profit and loss transfer agreement

Holdings of Hypo Real Estate Holding AG

Name and place of business	Interest in % total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
Hypo Real Estate Investment Banking Ltd., London	100.00%	100.00%	GB£	474	205	5	–
Isar East 60th Street LLC, New York	100.00%	100.00%	US$	6,639	–	–	–
Isar Gotham West 38th Street LLC, New York	100.00%	100.00%	US$	6,540	1	–	–
Isar RP Member LLC, New York	100.00%	100.00%	US$	–	–	–	–
Isar Two Columbus LLC, New York	100.00%	100.00%	US$	806	–	–	–
Liffey 451 LLC, New York	100.00%	100.00%	US$	3,670	3,269	998	–
The Greater Manchester Property Enterprise Fund Ltd., London	100.00%	100.00%	GB£	123	123	–	–
WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld	94.00%	94.00%	€	165,167	114,047	1,933	–
WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld	100.00%	94.00%	€	58,105	58,097	–211	–
Zamara Investments Ltd., Gibraltar	100.00%	100.00%	GB£	10,395	10,395	468	–
Non-consolidated subsidiaries							
Other non-consolidated subsidiaries							
Frappant Altona GmbH, Munich	94.00%	94.00%	€	11,424	25	[2]	–
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00%	94.00%	€	4,043	904	[1]	–
GfI-Gesellschaft für Immoblilienentwicklung und -verwaltung mbH, Stuttgart	100.00%	100.00%	€	347	178	27	1.1.– 31.12.2005
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Munich	93.95%	93.95%	€	2,100	2,072	[1]	–
Högni Portfolio GmbH, Munich	100.00%	100.00%	€	25	25	–	–
Hypo Dublin Properties Limited, Dublin	100.00%	100.00%	€	7	–84	71	1.1.– 31.12.2004
Hypo Real Estate Systems GmbH, Stuttgart	100.00%	–	€	11,020	3,111	1,984	1.1.– 31.12.2005
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00%	100.00%	€	31	31	1	–
IMMO Immobilien Management GmbH & Co. KG, Munich	94.00%	94.00%	€	66,388	–181	–9,084	–
IMMO Invest Gewerbe GmbH, Munich	100.00%	100.00%	€	26	26	[1]	–
IMMO Invest Real Estate GmbH, Munich	100.00%	100.00%	€	29	28	[1]	–
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00%	100.00%	€	23	23	[1]	–

[1] Profit transfer by shareholders on the basis of profit and loss transfer agreements
[2] Profit transferred by Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich, on the basis of the profit and loss transfer agreement

Holdings of Hypo Real Estate Holding AG

Name and place of business	Interest in % total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
IMMO Trading GmbH, Munich	100.00%	100.00%	€	1,829	525	1)	—
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	94.00%	94.00%	€	923	78	1)	—
PBI-Beteiligungs-GmbH i.L., Munich	100.00%	83.33%	€	51,817	51,538	8	1.1.– 31.12.2005
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	94.00%	94.00%	€	67,102	–3,880	–3,880	—
WestHyp Immobilien Holding GmbH, Munich	100.00%	100.00%	€	965	598	–296	1.1.– 31.12.2005
WGS Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00%	100.00%	€	229	122	81	1.1.– 31.12.2005
WH-Erste Grundstücks Verwaltungs GmbH, Schoenefeld	100.00%	100.00%	€	279	225	117	1.1.– 31.12.2005
WH-Zweite Grundstücks Verwaltungs GmbH, Schoenefeld	100.00%	100.00%	€	20	19	–1	1.1.– 31.12.2005
WHI Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.00%	100.00%	€	297	194	38	1.1.– 31.12.2005
Other Investments							
Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18%	—	€	1,690,149	115,621	2,433	1.1.– 31.12.2005
Other companies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%	32.00%	€	666	—	–46	1.1.– 31.12.2005
Ägir Vermögensverwaltung GmbH & Co. KG, Munich	0.01%	0.01%	€	27,010	26,789	–135	1.1.– 31.12.2005
Airport Bureau Verwaltungs GmbH, Berlin	32.00%	32.00%	€	305	—	–372	1.1.– 31.12.2005
Amorfos Grundstücksgesellschaft mbH & Co. KG, Gruenwald	2.50%	2.50%	€	33,592	–12,088	934	1.1.– 31.12.2005
Babcock & Brown Limited, Sydney	2.20%	2.20%	AU$	859,812	597,709	23,938	1.1.– 31.12.2005
Burleigh Court (Barnsley) Management Limited, London	20.00%	20.00%	GB£	—	—	—	—
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30%	3.30%	€	11,531	2.143	142	1.1.– 31.12.2005
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaften mbH, Munich	>0%	>0%	€	905,381	181,059	11,990	1.1.– 31.12.2005
Illit Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	5.00%	5.00%	€	71,779	–13,971	–1,633	1.1.– 31.12.2004
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	10.00%	10.00%	€	104,368	–47,976	241	1.1.– 31.12.2005
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Gruenwald	2.50%	2.50%	€	20,846	—	206	1.1.– 31.12.2005

1) Profit transfer by shareholders on the basis of profit and loss transfer agreements

Holdings of Hypo Real Estate Holding AG

Name and place of business	Interest in % total Sec. 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Duesseldorf	>0%	>0%	€	1,396,500	170,114	–21,295	1.1.– 31.12.2005
LHI Immobilienfonds Verwaltungs GmbH & Co. Objekt Hettstedt KG, Munich	5.09%	5.09%	€	13,721	–4,006	696	1.1.– 31.12.2005
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00%	50.00%	€	29	28	—	1.1.– 31.12.2005
SANO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Duesseldorf	33.33%	33.33%	€	15,901	–3,967	–412	1.1.– 31.12.2005
SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Duesseldorf	33.33%	33.33%	€	33,977	–6,157	–677	1.1.– 31.12.2005
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00%	50.00%	€	30,161	29,286	–86	1.1.– 31.12.2005
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00%	32.00%	€	12,164	—	290	1.1.– 31.12.2005
WILMA Bouwfonds Bauprojekte GmbH & Co. "An den Teichen" KG, Ratingen	5.00%	5.00%	€	130	54	–69	1.1.– 31.12.2005
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.00%	33.00%	€	12,460	–3,547	–166	1.1.– 31.12.2005

Exchange rates

as of 31.12.2006		
Australia	1€ =	AU$ 1.6691
Great Britain	1€ =	GB£ 0.6715
Hongkong	1€ =	HK$ 10.2409
India	1€ =	INR 58.235
Japan	1€ =	JP¥ 156.93
Singapore	1€ =	SG$ 2.0202
USA	1€ =	US$ 1.3170

Munich, 27 February 2007

Hypo Real Estate Holding Aktiengesellschaft

The Management Board
Funke Bub Eisele Fell Lamby

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Hypo Real Estate Holding AG, Munich, for the business year from 1 January 2006 to 31 December 2006. The preparation of the consolidated financial statements and consolidated management report in accordance with the IFRS, as applicable in the EU, and the supplementary regulations of Commercial Law applicable in accordance with section 315 a (1) HGB are the responsibility of the company's Management Board. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated management report based on our audit. We were also appointed to assess whether the consolidated financial statements are overall also consistent with IFRS.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and also on the basis of German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that irregularities and breaches of regulations which have a major impact on the presentation of the view of the net assets, financial position and results of operations provided by the consolidated financial statements in accordance with the applicable accounting regulations and also provided by the consolidated management report are recognised with adequate reliability. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The audit includes assessing the effectiveness of the accounting-related internal control system as well as the evidence supporting the amounts and disclosures in the consolidated financial statements and consolidated management report which are examined on a test basis within the framework of the audit. The audit includes assessing the financial statements of the companies included in the consolidated financial statements, the definition of the group of consolidated companies, the applied accounting principles and significant estimates made by the Management Board, as well as evaluating the overall presentation of the consolidated financial statements and the consolidated management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any reservations.

In our opinion, on the basis of our findings gained in the course of our audit, the consolidated financial statements are consistent with IFRS as applicable in the EU and the supplementary regulations of Commercial Law applicable according to section 315 a (1) HGB as well as the IFRS overall, and provide a true and fair view of the net assets, financial position, results of operations and cash flows of the Hypo Real Estate Group for the business year in accordance with these regulations. The consolidated management report is consistent with the consolidated financial statements, and overall provides an accurate picture of the position of the Group, and accurately presents the opportunities and risks of future development.

Munich, 1 March 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Paskert	Peter
Wirtschaftsprüfer	Wirtschaftsprüfer

Promenada Shopping and Business Centre, Warsaw, Poland



Promenada Shopping and Business Centre is located within the Praga Poludnia district of Warsaw. It comprises a shopping centre with approximately 38,500 m² rentable area, and a self-contained office building with approximately 11,500 m² rentable area. The € 108 million facility was provided by Hypo Real Estate Bank International to Dawnay, Day Carpathian PLC in connection with the financing of the acquisition as well as projected extension and development of the centre.

New Structures

We will extend our range of products and services and change our structures in such a way that we will be able to handle more business, boost profitability and further optimise our risk profile.

As part of the process of reorganising the Group, the Management Board of Hypo Real Estate Holding AG has defined new primary segments for the Group. These segments correspond to the future organisation structure of the Group, and will be used by the Management Board as the basis for managing the Group with a management information system. The international and German real estate financing business will be combined to form one segment entitled "Commercial Real Estate". This segment comprises the two segments "Hypo Real Estate International" and "Hypo Real Estate Germany". In addition to the real estate financing business of the German, European, American and Asian entities, it also comprises the public finance business of both predecessor segments. The "Asset Finance & Asset Management" segment corresponds to the former segment Hypo Public Finance Bank, which was responsible for capital market business, asset management and the infrastructure- and asset-based finance.

The **Commercial Real Estate** segment comprises the contribution to earnings of the following fully consolidated companies (excl. special-purpose entities):

- Hypo Real Estate Bank AG, Munich
- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hongkong
- Hypo Real Estate Capital India Corp. Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore
- Hypo Real Estate Transactions S.A.S., Paris
- WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld (sub-group)
  - WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld

The **Asset Finance & Asset Management** segment comprises the contribution to earnings of the following fully consolidated companies (excl. special-purpose entities):

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg

Commercial Real Estate

Budget

in € million	2006	Budget 2006
Net income/loss before taxes	592	500 to 550

Key Financials

		2006	2005
Operating performance			
Operating revenues	in € million	1,006	891
Net interest income	in € million	795	704
Net commission income	in € million	127	122
Net trading income	in € million	—	1
Net income from investments	in € million	81	64
Balance of other operating income/expenses	in € million	3	—
Provisions for losses on loans and advances	in € million	156	151
General administrative expenses	in € million	258	254
Balance of other income/expenses	in € million	—	−1
Net income/loss before taxes	in € million	592	485
Net income/loss[1]	in € million	461	388
Key ratios			
Return on equity after taxes[1]	in %	10.8	9.7[3]
Cost-income ratio (based on operating revenues)	in %	25.6	28.5
Key indicators		31.12.2006	31.12.2005
Total volume of lending	in € billion	90.2	91.3
Risk assets compliant with BIS rules	in € billion	62.1	55.4
Core capital ratio compliant with BIS rules[2]	in %	6.7[3]	7.6[3]
New real estate financing business	in € billion	26.6	22.3
Employees		980	994

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] As per approved annual financial statements
[3] Based on allocated capital

Summary of quarterly financial data

		4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance						
Operating revenues	in € million	237	247	242	250	267
Net interest income	in € million	186	195	194	205	201
Net commission income	in € million	33	32	27	29	39
Net trading income	in € million	−2	–	–	–	–
Net income from investments	in € million	25	19	22	14	26
Balance of other operating income/expenses	in € million	−5	1	−1	2	1
Provisions for losses on loans and advances	in € million	38	43	43	36	34
General administrative expenses	in € million	69	62	60	66	70
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	130	142	139	148	163
Net income/loss[1]	in € million	119	107	105	111	138
Key indicators						
Total volume of lending	in € billion	91.3	89.3	89.1	91.4	90.2
Risk assets compliant with BIS rules	in € billion	55.4	56.1	57.4	61.5	62.1
Core capital ration compliant with BIS rules	in %	7.6[2]	7.6	7.4	6.9	6.7[3]
Employees		994	938	941	974	980

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims
[2] Based on allocated capital
[3] As per approved annual financial statements

Asset Finance & Asset Management

Budget

in € million	2006	Budget 2006
Net income/loss before taxes	47	25 to 35

Key Financials

		2006	2005
Operating performance			
Operating revenues	in € million	96	60
Net interest income	in € million	34	25
Net commission income	in € million	18	3
Net trading income	in € million	38	26
Net income from investments	in € million	5	3
Balance of other operating income/expenses	in € million	1	3
Provisions for losses on loans and advances	in € million	3	–
General administrative expenses	in € million	46	42
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	47	18
Net income/loss	in € million	36	16
Key ratios			
Return on equity after taxes	in %	9.7	7.9[1]
Cost-income ratio (based on operating revenues)	in %	47.9	70.0
Key indicators		31.12.2006	31.12.2005
Total volume of lending	in € billion	5.2	1.6
Risk assets compliant with BIS rules	in € billion	4.3	2.0
Core capital ratio compliant with BIS rules	in %	8.4[2]	15.0[1]
Employees		167	175

[1] Based on allocated capital
[2] As per approved annual financial statements

Summary of quarterly financial data

		4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance						
Operating revenues	in € million	15	21	26	25	24
Net interest income	in € million	10	7	7	7	13
Net commission income	in € million	−2	2	8	4	4
Net trading income	in € million	3	11	6	14	7
Net income from investments	in € million	3	1	4	—	—
Balance of other operating income/expenses	in € million	1	—	1	—	—
Provisions for losses on loans and advances	in € million	—	—	1	—	2
General administrative expenses	in € million	14	11	11	13	11
Balance of other income/expenses	in € million	—	—	—	—	—
Net income/loss before taxes	in € million	1	10	14	12	11
Net income/loss	in € million	3	8	10	10	8
Key indicators						
Total volume of lending	in € billion	1.6	2.5	2.5	2.8	5.2
Risk assets compliant with BIS rules	in € billion	2.0	2.1	2.4	3.2	4.3
Core capital ration compliant with BIS rules	in %	15.0[1]	14.7	13.6	10.6	8.4[2]
Employees		175	170	161	158	167

[1] Based on allocated capital
[2] As per approved annual financial statements



Dr. Robert Grassinger
Deputy Member of the
Management Board of Hypo Real Estate Holding AG
from 1 February 2007

Date/Place of Birth 4 August 1966/Munich, Germany

Professional Career

1987–1990	Joins Bayerische Hypotheken- und Wechsel-Bank AG/Credit Department, Munich
1994–1997	Scientific assistant (lecturer) at the Economics Department of Johannes Gutenberg Universität, Mainz
1997–2000	Head of the Planning Department of Württembergische Hypothekenbank AG, Stuttgart
2000–2002	Deputy Head of the Foreign Department of Württembergische Hypothekenbank AG, Stuttgart
2003–2004	Head of Financial Markets Department of Württembergische Hypothekenbank AG, Stuttgart
3/2004–4/2005	Deputy Member of the Management Board of Hypo Real Estate Bank International AG, Stuttgart (formely Württembergische Hypothekenbank AG)
5/2005–1/2007	Member of the Management Board of Hypo Real Estate Bank International AG, Stuttgart
since 2/2007	Spokesman of the Management Board of Hypo Real Estate Bank AG, Munich
since 2/2007	Deputy Member of the Management Board of Hypo Real Estate Holding AG, Munich

Supervisory board memberships and equivalent mandates Currently none held



Thomas Glynn
Deputy Member of the
Management Board of Hypo Real Estate Holding AG
from 1 February 2007

Date/Place of Birth 12 August 1961/Norwalk (Connecticut), USA

Professional Career

1983–1985	Amongst others responsible for sales of US Government and Agency securities in several mid. western states, GX Clarke & Co., New York, USA
1985–1989	Various positions, including senior fixed income and derivatives trader, IBJ Schroeder Bank and Trust Company, New York, USA
1989–1996	Derivatives and Asset swap trader, deputy Treasurer for Interest Rate Swaps, HypoVereinsbank AG, New York, USA
1996–1999	President of HVB Risk Management Products, HypoVereinsbank AG, New York, USA
2000–2002	Head of Credit Treasury New York, HypoVereinsbank AG, New York, USA
2001–2002	Global Head of Credit Treasury, HypoVereinsbank AG, New York, USA
2002–2003	Global Head of Credit Treasury, Head of Management Committee HVB Americas, New York Branch Manager, HypoVereinsbank AG, New York, USA
since 2004	Head of Portofolio Management, Trading and Securitication; President of HI Asset Management und HI Capital Markets, Hypo Real Estate Capital Corporation, New York, USA
since 9/2005	Deputy CEO of Hypo Public Finance Bank and Head of Capital Markets of Hypo Public Finance, New York, USA
since 2/2007	Deputy Member of the Management Board of Hypo Real Estate Holding AG, Munich

Supervisory board memberships and equivalent mandates

Collineo Asset Management GmbH, Dortmund
(Member of the Administrative Board)
Collineo Asset Management USA Inc, USA
(Member of the Board of Directors)



Bettina von Oesterreich
Deputy Member of the
Management Board of Hypo Real Estate Holding AG
from 1 February 2007

Date/Place of Birth	8 May 1967/Luedenscheid, Germany	
Professional Career	8/1993–1/1994	Trainee in Corporate Finance, Deutsche Bank AG, Stuttgart
	2/1994–7/1996	Analyst, Credit Risk Management North America, Deutsche Bank AG, Frankfurt/New York
	8/1996–1/1999	Executive Assistant to the Member of the Divisional Board (Real Estate), Deutsche Bank AG, Frankfurt
	2/1999–4/2001	Director, Relationship responsibility for the Real Estate Division's largest exposures; Syndication Desk Real Estate, Deutsche Bank AG, Frankfurt and EuroHypo AG, Frankfurt
	5/2001–2/2002	Director, Senior Credit Analyst Credit Risk Management, Deutsche Bank AG, Frankfurt
	3/2002–1/2004	Managing Director, Chief Credit Officer (Co-Head) of Eurohypo AG, Frankfurt
	2/2004–8/2004	Managing Director, Hedge Fund Credit, Leveraged and Structured Finance, Project Manager Large Cap and FI credit processes globally, Deutsche Bank AG, New York, USA/London, UK
	9/2004–8/2005	Managing Director, Deputy Chief Credit Officer Western Europe, Deutsche Bank AG, London, UK
	9/2005	Chief Risk Officer of Württembergische Hypothekenbank AG, Stuttgart
	10/2005–3/2006	Deputy Member of the Management Board of Hypo Real Estate Bank International AG, Stuttgart (formely Württembergische Hypothekenbank AG)
	since 4/2006	Member of the Management Board of Hypo Real Estate Bank International AG, Stuttgart
	since 2/2007	Deputy Member of the Management Board of Hypo Real Estate Holding AG, Munich (CRO)

Supervisory board memberships and equivalent mandates

Hypo Public Finance Bank, Dublin, Ireland
(Non-Executive Member of the Board of Directors)
Hypo Real Estate Capital Corporation, New York, USA
(Non-Executive Member of the Board)


H&M

Hypo Real Estate Bank provides financing of more than [illegible] for the new construction of the central storage for Hennes & Mauritz (H&M) in Hamburg, in a convenient location regarding [illegible]. Carlyle Group is the investor. With a total rentable area of [illegible] 114,000 m² it includes a warehouse as well as a two-storey storage and distribution building and a 3 storey office building. Completion is anticipated for March 2008. The centre is fully pre-let to H&M being a first class tenant.

Service Chapter

Additional topical information at a glance may be found here.

Mandates of the Management Board

as of 7.3.2007	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke (Chairman of the Management Board)	Hypo Real Estate Bank AG, Munich (Chairman of the Supervisory Board)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board from 31.1.2007)
	Hypo Real Estate Bank International AG, Stuttgart (Chairman of the Supervisory Board)	
Stephan Bub	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board)	Hypo Pfandbrief Bank International S.A., Luxembourg (Chairman of the Administrative Board)
	Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board)	Hypo Capital Markets, Inc., New York/USA (Chairman of the Board)
		Hypo Public Finance USA, Inc., New York/USA (Chairman of the Board)
		HARDT GROUP Investments AG, Vienna/Austria (Deputy Chairman of the Supervisory Board)
Dr. Paul Eisele	Hypo Real Estate Bank AG, Munich (Deputy Chairman of the Supervisory Board until 31.1.2007)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board until 31.1.2007)
Dr. Markus Fell	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board until 15.2.2007, Deputy Chairman of the Supervisory Board from 16.2.2007)	Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board)
	Hypo Real Estate Bank International AG, Stuttgart (First Deputy Chairman of the Supervisory Board)	Hypo Real Estate Capital Ltd., London/Great Britain (Director)
	Hypo Real Estate Systems GmbH, Stuttgart (Chairman of the Supervisory Board from 31.1.2006)	Hypo Real Estate Capital Japan Corp., Tokyo/Japan (Director until 28.2.2006)
Thomas Glynn (Deputy Member of the Management Board from 1.2.2007)	Collineo Asset Management GmbH, Dortmund (Member of the Administrative Board)	Collineo Asset Management USA Inc, USA (Member of the Board of Directors)
Dr. Robert Grassinger (Deputy Member of the Management Board from 1.2.2007)	Hypo Real Estate Systems GmbH, Stuttgart (Member of the Supervisory Board until 31.12.2006)	
Frank Lamby	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board from 1.2.2007)	
Bettina von Oesterreich (Deputy Member of the Management Board from 1.2.2007)		Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board of Directors from 1.3.2006)
		Hypo Real Estate Capital Corporation, New York/USA (Non-Executive Member of the Board)
		Quadra Realty Trust, Inc., New York (US REIT) (Member of the Board from 15.2.2007)

Mandates of the Supervisory Board

as of 7.3.2007	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz (Chairman of the Supervisory Board)	Deutsche Börse AG, Frankfurt/Main (Chairman of the Supervisory Board)	
	ERGO-Versicherungs-AG, Duesseldorf (Member of the Supervisory Board until April 2006)	
Professor Dr. Klaus Pohle (Deputy Chairman of the Supervisory Board)	DWS Investment GmbH, Frankfurt/Main (Member of the Supervisory Board and Chairman of the Audit Committee)	COTY Inc., New York/USA (Non-Executive Member of the Board and Chairman of the Audit Committee)
		Sanofi-Aventis S.A., Paris/France (Administrateur and Chairman of the Audit Committee)
Dr. Ferdinand Graf v. Ballestrem (passed away at 30.9.2006)	Renk AG, Augsburg (Deputy Chairman of the Supervisory Board)	MAN Financial Services plc., Swindon/Great Britain (Chairman of the Board of Directors)
	MAN Roland Druckmaschinen AG, Augsburg/Offenbach (Member of the Supervisory Board)	
	Bayerische Versicherungsbank AG, Unterfoehring (Member of the Supervisory Board)	
Dr. Frank Heintzeler (Member of the Supervisory Board from 14.11.2006)	Walter AG, Tuebingen (Chairman of the Supervisory Board)	
	BWK GmbH Unternehmensbeteiligungsgesellschaft (Beteiligungsgesellschaft der LBBW), Stuttgart (Member of the Supervisory Board)	
	Baden-Württembergische Bank, Stuttgart (Member of the Supervisory Board)	
	Hypo Real Estate Bank International AG, Stuttgart (Member of the Supervisory Board until 31.12.2006)	

Mandates of the Supervisory Board

as of 7.3.2007	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Antoine Jeancourt-Galignani		Société Nationale d'Assurances Group S.A.L., Beirut/Lebanon (Chairman of the Board)
		Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Supervisory Board)
		Gecina S.A., Paris/France (Director)
		Assurances Générales de France S.A., Paris/France (Director)
		Société Générale S.A., Paris/France (Director)
		Total S.A., Paris/France (Director)
		Kaufman & Broad S.A., Paris/France (Director)
		Oddo & Cie S.C.A., Paris/France (Member of the Supervisory Board)
Dr. Pieter Korteweg		DaimlerChrysler Nederland B.V., Utrecht/The Netherlands (Non-Executive Member of the Supervisory Board)
		Dutch Central Bureau of Statistics (CBS), Rijswijk/The Netherlands (Chairman of the Supervisory Board until 1.1.2006)
		Cerberus Global Investment Advisors, LLC, Baarn/The Netherlands (Senior Advisor)
		SSA Global Technologies Inc., Chicago/USA (Non-Executive Member of the Board until August 2006)
		Aozora Bank Ltd., Tokyo/Japan (Non-Executive Member of the Board)
		Development Fund Netherlands Antilles (SONA), Den Haag/The Netherlands (Executive Member of the Board)
		AerCap B.V., Schiphol/The Netherlands (Chairman of the Board)
Robert H. Mundheim (Member of the Supervisory Board until 31.1.2007)		Shearman & Sterling LLP, New York/USA (Of Counsel)
		Arnhold and S. Bleichroeder Holdings, Inc., New York/USA (Director)
		eCollege.com, Inc., Chicago/USA (Director)

Advanced approach Under the advanced approach method, a bank with a sufficiently developed internal capital allocation procedure (strict criteria in terms of methodology and disclosure) is permitted to use its internal assessments regarding the credit standing of a debtor when assessing the lending risk within its portfolio. There are specialised analysis procedures for different types of loan commitments – e.g. loans to companies and retail customers – that exhibit different loss characteristics.

Asset/liability management Measures by a bank to control the balance-sheet structure and to limit the risks resulting from differences in time periods and insufficient liquidity.

Assets book Risk-carrying positions that are not allocated to the → trading book.

Available-for-sale assets Financial assets that are available for the company to sell and that do not relate to loans, financial instruments held for trading or → held-to-maturity financial instruments. Available-for-sale financial instruments include in particular fixed-income securities that cannot or should not be held to maturity and also equity instruments with no final maturity.

Basel II The term 'Basel II' stands for a new capital adequacy framework, which was presented by the Basel Committee on Banking Supervision in summer 2004. The committee meets on a regular basis at the Bank for International Settlements (BIS) and is formed by representatives of the central banks and banking supervisors of the major developed nations. It gives general strategic recommendations on the framework and standards for banking supervision. Basel II will in comparison to the first capital adequacy framework (Basel I) from 1988 define new general conditions for the measurement of risk weighted assets and the minimum capital requirements for credit institutions. The transformation of these guidelines to German law is expected to be done by 1 January 2007.

BIS Bank for International Settlements headquartered in Basel; as the central bank of the central banks, it is in particular responsible for cross-border banking supervision and for the establishment of internationally valid equity capital requirements for supraregionally operating banks.

BIS equity funds Equity capital that is recognised for regulatory purposes and complies with the Recommendation on Equity issued by the Basel Committee for Banking Supervision in July 1988 (last amended in January 1996) for financial institutes operating on the international stage. It comprises liable equity capital (core capital and supplementary capital) and tier III capital:

- Core capital or tier I capital: largely subscribed capital, reserves and certain hybrid capital instruments,
- Supplementary capital or tier II capital: includes in particular participatory capital, long-term subordinated liabilities, unrealised gains from listed securities and other valuation adjustments for inherent risks.
- Tier III capital: mainly comprises short-term subordinated liabilities and surplus supplementary capital.

Blue Chips Description for shares with high market capitalisation, high exchange transactions and high popularity, which mostly form part of the main index in their country of origin.

Bonds Term used in English-speaking countries for fixed-income securities and/or debentures.

Calculated mortgage lending value also: Loan-to-value (LTV) Relationship between the funds loaned to the borrower and the value of the collateral.

Capacity to meet interest payments Degree to which the rental income from a financed building must, in long-term financing, at least cover the interest service payments.
Ratio: DSC (debt service coverage)

Cash-flow hedge Security against the risk of loss of future interest payments under a variable-interest balance-sheet transaction obtained by means of a → swap.

Cash-flow statement Representation of a company's inflow or outflow of funds from operating, investment and financing activities during a fiscal year and calculation of the cash in hand (cash reserve) at the beginning and end of the fiscal year.

Commercial paper (CP) Money market instruments in the form of bearer instruments that do not have standardised maturities but can be geared to individual investment requirements and are paid on a discount basis. Their maturities vary between 1 and 270 days. They are issued on the money market by debtors with an irreproachable credit standing, usually first-class industrial corporations; they are issued in high amounts and with high minimum nominal values.

Concentration risk Risk resulting from concentration of the credit risk on a single party (counterparty, issuer, country or borrowing customer) in the portfolio or among a group of parties that over a period of time exhibit a parallel development in terms of probability of default – caused, for example, by similar economic dependencies.
Synonym: cluster risk

Corporate governance Corporate governance refers to the legal and factual framework for managing and monitoring companies. The recommendations of the Corporate Governance Code create transparency and are intended to strengthen confidence in a good and responsible management; they are primarily aimed at protecting shareholders.

Cost-income ratio Relationship between general administrative expenses and the total of net interest income, net commission income, net trading income, net income from investments and balance of other operating income/expenses; a low cost-income ratio indicates high productivity.

Counterparty risk Risk that, as a result of default on the part of a contracting partner, it will no longer be possible to collect an unrealised profit from outstanding interest- and currency-related derivative and futures transactions. The counterparty risk is differentiated according to performance risk (from the value date until performance) and exchange/pre-settlement risk (from the date of conclusion until the value date).

Country risk Risk that a business partner in a certain country will be unable to fulfil his contractually agreed obligations due to political or social unrest, nationalisation or expropriation, non-recognition by governments of foreign debts, currency controls or a devaluation of the national currency.

Credit default swap Financial contract where the risk of a credit event that is specified in advance (e.g. insolvency or deterioration in credit standing) is transferred by an assignee to a guarantor. Irrespective of whether or not the credit event materialises, the guarantor receives a regular premium payment from the assignee for assuming the lending risk.

Credit derivatives Derivative financial instruments that allow one party to the transaction (assignee) to transfer the lending risk relating to a loan or a security to another party (guarantor) against payment of a premium. The risk purchaser therefore bears the lending risk relating to the loan or security without actually having to purchase it (e.g. → credit default swap, → total return swap or → credit-linked note).

Credit risk Credit risks include the loan default risk, counterparty risk, issuer risk and country risk; they refer to the potential loss that could result from the default or deterioration in credit ratings of loan customers, of issuers of borrowers' note loans promissory notes and debt securities, or of counterparties in money-market, securities and derivatives transactions.

Credit-linked notes A note issued by an assignee that is only repaid at the nominal value on maturity if a previously specified credit event does not materialise on the side of the debtor. If the credit event does actually occur, the credit-linked note is repaid after deducting the agreed compensatory amount. In contrast to credit default swaps and total return swaps, the guarantor receives his monetary payment in advance from the assignee.

DAX Measures the performance of Germany's 30 largest companies within the Prime Standard segment in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Debt issuance program (DIP) Framework agreement for the simplified launching of capital market issues with a maximum utilisation volume. A DIP is not a debt instrument but a platform that is in particular designed to standardise and simplify international issuing processes.

Debt service coverage margin Relationship between the net income that can be earned from a property and the debt service applicable to the property in question.

Default probability Expected average probability that a business partner will fail to fulfil his obligations, based on statistical analyses of historic default patterns.

Default risk Risk of partial or total loss of a loan.

Deferred taxes Taxes on income that are payable or receivable at a future date and that result from different carrying amounts being shown in the fiscal and commercial balance sheets. On the reporting date, they do not yet represent actual receivables or liabilities vis-à-vis tax authorities.

Degree of diversification Degree to which the portfolio is spread across several countries and sectors of industry in order to reduce risk.

Developer Developers develop and execute real estate projects (generally large commercial projects) with the aim of securing a swift sale.

Dow Jones EURO STOXX 50 A European blue-chip index. It contains the 50 leading stocks within the Euro zone.

DOW JONES INDUSTRIAL AVERAGE (DJIA) INDEX The broadest market indicator showing the performance of the United States' New York Stock Exchange. A price index comprising the weighted average of 30 actively traded blue-chip stocks, mainly industrial stocks.

Due diligence here: Detailed analysis of real estate properties in terms of possible risks present (e.g. soil and groundwater contamination).

Earnings per share Indicator comparing the net income for the year after taxes with the average number of ordinary shares.

Fair value Amount at which an asset would be exchanged or a debt settled between expert, independent, willing business partners; often identical with the market price.

Fair-value hedge Hedging of a fixed-income balance-sheet position (e.g. a receivable or a security) against the market risk by means of a → swap; it is valued at market value (→ fair value).

Financial instruments This term is in particular used to summarise credits and loans extended, interest-bearing securities, shares, participating interests, liabilities and derivatives.

Forward transactions The purchase/sale of financial instruments on a fixed date and at a fixed price; a distinction is made between contingent forward transactions (→ options) and unconditional forward transactions (→ futures). In contrast to spot transactions, the date when the contract is concluded and the date of performance for the contract are different.

Futures Contracts that are standardised in terms of volume, quality and settlement date under which a trading item belonging to the money market, investment market, precious metals market or currency market is to be delivered or purchased on a specific future date at the specified market price. In many cases, a balancing payment has to be effected in place of delivering or purchasing securities.

German Minimum Requirements for the Conduct of Lending Business (MaK) Minimum requirements that must be met by all lending institutes in order to limit risks from lending business, taking into account the respective type and extent of business conducted.

German Minimum Requirements for the Conduct of Trading Operations (MaH) Minimum requirements that must be complied with by all financial institutes in order to secure solvency and must be supplemented/specified in more detail in internal instructions, taking into account the respective type and extent of trading activities.
They include requirements with regard to risk control and risk management, the organisation of trading operations and auditing, as well as regulations for specific transaction types.
They were issued in October 1995 by the Federal Banking Supervisory Office (BaKred), which is now known as the Federal Financial Supervisory Office (BaFin).

Goodwill Amount that a purchaser of a company pays in excess of the → fair value of the individual assets after deducting debts (= intrinsic value), taking into account future expected earnings (= net income value).

Hedge accounting Depiction of contrary developments in the values of a hedging transaction (e.g. an interest rate swap) and an underlying transaction (e.g. a loan). Hedge accounting aims to minimise the impact on the income statement of the valuation and the recording of valuation results from derivative transactions where such valuation and recording affects net profit or loss.

Hedging Transactions aimed at protecting against the risk of unfavourable price trends (e.g. currency and interest rate risks). A matching position is set up for each position, so that the risk is offset either in whole or in part.

Held to maturity Financial assets acquired by third parties that have a fixed maturity and fixed or determinable payments, where the holder intends or is able to hold the asset until final maturity.

Hybrid capital instruments Investment instruments that are characterised by profit-related interest payments. Where interest payments that have not been made when losses have occurred are not paid at a later date (non-cumulative hybrid capital instruments) and the instruments do not have a fixed maturity date and/or cannot be terminated by the creditor, then in accordance with regulatory requirements such instruments belong to the core capital. In all other cases, they must be allocated to the supplementary capital (e.g. cumulative hybrid capital instruments).

International Accounting Standards (IAS) Accounting standards issued by the IASC (International Accounting Standards Committee), a specialist international organisation backed by professional associations that deal with accounting issues. The aim is to develop transparent and comparable international accounting systems.

International Financial Reporting Standards (IFRS) The IFRS include the present International Accounting Standards (→ IAS) and the interpretations of the Standing Interpretations Committee as well as all standards and interpretations issued in future by the IASB (International Accounting Standards Board).

Issuer risk Losses of own-portfolio securities due to a deterioration in the credit standing of or default on the part of an issuer.

Lending risk Risk that a business partner will not fulfil his contractual payment obligations. The lending risk includes → default, → country and settlement risks.

Market risk Results from uncertainty surrounding changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices) and also from the correlations between them and their levels of volatility.

Market risk position The market risk position pursuant to PrincipleI includes foreign-currency, commodity and options risks as well trading-book risk positions such as risks relating to interest rates and share prices as well as → credit risks pertaining to the trading book.

MDAX Contains the securities of the 50 Prime Standard companies from traditional sectors ranking after the companies listed in the DAX index in terms of order-book sales and market capitalisation (midcaps). The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Medium term notes (MTN's) Debenture programme for the issue of unsecured debt instruments at different times. Volume, currency and term (one to ten years) can be adapted according to funding requirements.

Mortgage-backed securities (MBS) Securitisation of mortgage loans for precise control and reduction of lending risks.
MBS are securities whose interest and redemption payments are linked to the payment performance of a pool of loans secured by real estate liens.

Net income value For rented investment properties, the net income value represents the basis for determining the lending value. It describes the economic value of the property and is calculated from the capitalised annual net earnings (income from rents after deducting management costs) attainable in the long term.

Operational risk The risk of direct or indirect losses resulting from the inappropriateness or failure of human beings, technical systems, internal procedures or external events (definition pursuant to Basel II).
Operational risks are not usually entered into consciously; such risks are not subject to diversification and are difficult to narrow down.
Examples: human error, faulty management processes, criminal actions, fraud, natural disasters (fire etc.), technical failures, departure of key employees.

Option An option grants the purchaser the right to purchase (= purchase option or call) or sell (= put option or put) a specific quantity of the item underlying the option (e.g. a security or currency) from or to a contracting partner (option writer) at a price determined when the contract is concluded (= strike). The option can be exercised either on a date specified in advance or during a period specified in advance; the purchaser pays an option premium for this right.

Participation certificate Certification of participatory rights issued by companies of all legal forms and admitted to official (stock-exchange) trading. Under certain circumstances, participatory certificates may be allocated to liable equity capital.

PRIME BANKS The Prime All Share Index is subdivided into 18 industry indices that serve to differentiate between the Prime Standard companies. Before a company is allocated to a specific industry index it is allocated to one of the 62 industry groups.

Rating Risk rating of a debtor (internal) and/or assessment of the credit standing of an issuer and its debt instruments by specialised agencies (external).

Real-estate investment banking Structured financing, consulting services for investors including even the structuring of finance transactions, i.e. their classification into different forms of financing.
Also referred to as: "real estate structured finance".

Relationship banking Provision of services and advice to customers throughout a particular region by means of standardised products; the classic approach in company and private-client business.

Return on equity Ratio showing the relationship between the net income for the year, or a pre-tax performance measure (e.g. pre-tax profit), and average equity capital; indicates the return on the capital put to work by the company or its owners.

Risk assets To be able to map the assets-book → credit risks resulting from the differing credit standings of issuers and/or business partners in accordance with regulatory requirements, balance-sheet assets, off-balance-sheet transactions (e.g. warranties and guarantees for balance-sheet assets) as well as → forward transactions, → swaps and → option rights are weighted with respect to risk using rate-weighting factors that depend on the rating category of the issuers and/or business partners. Under Principle I, these risk-weighted assets must be backed by 8 % liable equity capital.

Risk control Risk Control is responsible for implementing the risk policy prescribed by the Executive Board, for the neutral monitoring of lending, market and operational risks, as well as for analysing and reporting on the current and future risk situation.
Risk Control is also responsible for specifying measurement and evaluation methods as well as for subsequently carrying out measurements and evaluations of risk and risk results and/or limit controls.

Risk management The taking of business decisions at operational level, portfolio management and/or optimisation of risks in the widest sense of the word on the basis of risk/reward factors (e.g. assignment of lines for credit risks, credit derivatives, etc.) within the strategic framework defined by the Executive Board and in accordance with the authorisations issued by the Executive Board bestowing direct responsibility for risks and results.

SDAX The select index for 50 smaller companies, referred to as smallcaps, ranking after the securities contained in the MDAX index in terms of order-book sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

Secondary risk Risk that any losses in rental income on the part of the borrower may jeopardise the capacity to meet interest payments.

Securitisation Securities-based collateralisation and/or conversion of loans (e.g. through bonds) to procure funds. The prime aim is to make the loans tradable on organised investment markets (e.g. stock exchanges). The supplier of capital (= creditor) and therefore the purchaser of the securitised loan assumes the risk of fluctuations in market prices and of loan losses; the borrower (= debtor) must provide regular public proof of his credit standing by means of regular reporting and/or of the highest possible rating by a rating agency.

Segment reporting Breakdown of the total consolidated values by individual segments, e.g. by areas of activity (divisions) or geographical characteristics (regions); this enables conclusions to be drawn regarding performance in individual segments and their contribution to the consolidated result.

Self-assessments Self-assessment is a process whereby the operational risks and the measures taken to minimise risks are regularly identified and evaluated by procedure officers, i.e. by those individuals who are best able to assess the strengths and weaknesses of procedures.
In addition to identifying and evaluating risks, self-assessment also provides the basis for drawing up an action plan to open up opportunities for improvement, as well as for the development of risk awareness at all levels within the Bank.

Standard risk costs Average risk costs and/or valuation adjustments due to loan losses that are expected within a given year.

Swap In principle, an exchange of payment flows: an exchange of fixed and variable interest-payment flows in the same currency (= interest rate swap) and/or exchange of payment flows in different currencies (= currency swap).

TECDAX Maps the performance of the 30 largest Prime Standard technology companies ranking after the companies contained in the DAX index in terms of orderbook sales and market capitalisation. The index is based on the prices of the Xetra electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the Xetra closing auction that starts at 5.30 p.m.

TIER 1 ratio This ratio is also referred to as the BIS core capital ratio and represents the ratio of a company's risk assets determined in accordance with the provisions of the Bank for International Settlements (BIS) plus its market risk positions to its core capital (see also BIS equity funds).

Total return swap Swap between the assignee and the guarantor with respect to the income from and changes in valuation of the underlying financial instruments. In addition to the lending risk, the guarantor also assumes the price risk resulting from the underlying financial instrument, in return for a corresponding interest payment.

Trading book Banking regulatory term for positions in financial instruments, interests and tradable loans that are held by a financial institute for the purpose of short-term resale, benefiting from price and interest rate fluctuations. This also includes transactions that are closely related to trading-book positions (e.g. for hedging purposes). Risk-carrying positions that do not belong in the trading book are assigned to the → assets book.

Transaction banking Range of complex financial services offered in connection with each individual financing transaction.

Treasury Division pooling the areas of refinancing and liquidity control, asset/liability management, fixed-income and own-account trading.

Vacancy rate Average percentage of all real estate space that is not used or rented out.

Value at risk Method for quantifying risk; measures the potential future losses that with a certain degree of probability will not be exceeded within a specified period of time.

Financial Calendar 2007

14 March 2007	Publication of the results for the year 2006 Analysts' Press Conference
10 May 2007	Publication of the results for the first quater of 2007
23 May 2007	Annual General Meeting
8 August 2007	Publication of the results for the second quater of 2007
7 November 2007	Publication of the results for the third quater of 2007

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 20 30 07-0
Fax +49(0)89 20 30 07-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Public Finance Bank

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank International AG

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49(0)711 20 96-0
Fax +49(0)711 20 96-304
info@hypointernational.com
marketing@hypointernational.com
www.hypointernational.com

Hypo Real Estate Bank AG (Germany)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 28 80-0
Fax +49(0)89 28 80-12100
info@hyporealestate.de
www.hyporealestate.de

Future-oriented Statements, Internet Service and Imprint

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Internet Service

Visit us at the world wide web:
www.hyporealestate.com
Go to Investor Relations and find information on Hypo Real Estate Holding's share, external ratings of our Group companies, facts and figures. You can also find our annual and interim reports on our website, you can download it, use it interactively or order a print version online.

Imprint

Publisher
Hypo Real Estate Holding AG, Munich

Concept, Design and Realisation
KMS Team GmbH, Munich

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

Hypo Real Estate
HOLDING



Annual Report 2006

Financial Review of
Hypo Real Estate Holding AG
for the business year 2006

Macro-economic conditions

With real growth of approx. 5 %, the global economy in 2006 continued its robust performance. China is the undisputed leader in this respect, but the developed economies in 2006 were also able to meet or even exceed their growth expectations. In the EU-15 countries economic growth increased to 2.5 % on average. Despite the fact that the current round of negotiations for trade liberalisation within the framework of the World Trade Organisation was suspended in the summer of 2006, global economic integration continued with undiminished momentum. World trade grew twice as fast as world-wide output. Stock markets reflected the good mood. With the exception of Japan, the indices in all industrialised countries grew at double digit rates – approx. 18 % world-wide.

This stable development has to be viewed against the backdrop of commodity prices which rose rapidly during 2006. In US-Dollar terms, the increase was about 30 %. The still huge current account imbalances are problematical. Despite a somewhat higher budget discipline of the US government, the current account deficit of the USA has again risen slightly to 7 % of GDP. On the other hand, China is reporting a current account surplus of the same magnitude. However, the slide of the US-Dollar, which was interrupted in 2005, continued again – primarily against the Euro, which appreciated by approx. 11 % against the US-Dollar.

World-wide consumer price inflation increased slightly compared with 2005, but is still moderate. The main central banks raised their key lending rates in 2006. However, the impact on long-term rates was quite limited.

In 2006, Germany experienced its best economic year since 2000, with growth of 2.5 %. On the demand side, the capital spending boom which commenced in 2005 continued with growth of around 7 %, and private consumption also advanced appreciably following many years of near stagnation. This positive development is also now being felt on the labour market. The German economy has also become much more competitive within the Euro-zone.

Economic data 2006



World US Asia
EU-15 Euro-zone Germany OECD
in %
Real GDP growth
6
4
2
0
5.1
4.8
3.3
2.5
2.3
Consumer price inflation
6
4
2
0
3.8
3.0
3.1
2.1
2.0
Unemployment rates
9
6
3
0
7.9
8.0
6.0
4.6
Interest rates
(change in basispoints)
150
100
50
0
121
87
45
11
short-term
long-term

Source: IMF WEO (World), September 2006; EIU (US, Asia, EU-15 and Germany), January 2007

Source: EIU, January 2007

Source: OECD Economic Outlook, November 2006, Statistical Annex

Source: Hypo Real Estate Group, computed on the basis of 3-month rates and 10-year government bond yields from Eurostat and the ECB

Company-specific conditions

Organisational and legal structure of the Group

The Hypo Real Estate Holding, located in Munich, is responsible for the strategic steering and the business policy of the Hypo Real Estate Group, consisting of a leading holding company and its three indepently operating subsidiaries. In 2006 overall human resources responsibility was centralised and additional reporting lines were prepared in the holding. At the same time, group-wide tasks were pooled at Hypo Real Estate Holding AG, in order to reduce the workload on the subsidiaries and minimise costs by way of streamlined processes and pooling of non-sales-related activities.

The areas of responsibility of the three subsidiaries are precisely defined business segments:

- Hypo Real Estate Bank International AG, with registered offices in Stuttgart, which emerged from the renamed Württembergische Hypothekenbank AG, Stuttgart, and the merger of the international credit portfolios of Württembergische Hypothekenbank AG and Hypo Real Estate Bank International, Dublin. It is responsible for international business with large-volume structured real estate financing.
- Following the transfer of the domestic financing arrangements of the former Württembergische Hypothekenbank AG, Hypo Real Estate Bank AG with registered offices in Munich is a major player on the national market and covers the entire German real estate financing business of the Group.
- With its locations in Dublin, New York, London and Dortmund, Hypo Public Finance Bank with registered offices in Dublin constitutes the second main area of business apart from commercial real estate financing. In this segment, the focus is on asset-based and infrastructure financing as well as asset management for secondary real estate products.

The subscribed capital of Hypo Real Estate Holding AG of € 402,216,525 consists exclusively of 134,072,175 ordinary bearer shares. The ordinary shares are no-par value shares, and represent a nominal value of € 3.00. The shares confer the same rights. There are no exceptional rights, and in particular there are no rights which confer control powers. There are no restrictions which affect the voting rights or the transfer of shares, or the Management Board is not aware or such restrictions to the extent that they might result from agreements between shareholders.

The Management Board is only aware of one stake in the capital which exceeds 10 % of the voting rights. Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG with its letter of 7 September 2006 in accordance with section 21 (1) WpHG that it exceeded the threshold of 10 % of the voting rights in Hypo Real Estate Holding AG on 31 August 2006. On that day, its share of voting rights amounted to 10.131 % (corresponding to 13,583,228 ordinary shares). All of these voting rights are ascribed to it in accordance with section 22 (1) sentence 1 no. 6 WpHG. All notifications relating to participations can be found on the Company's homepage (http://www.hyporealestate.com/795.html).

Employees of Hypo Real Estate Holding and the Group companies currently do not own such an interest in the capital of Hypo Real Estate Holding AG that an indirect exercising of control rights might be carried out by the employees. As a result of the bearer shares, the Company does not have any reliable information concerning shareholders, and also does not have any reliable information of any private shareholdings of employees.

The members of the Management Board of the Company are nominated and dismissed by the Supervisory Board in accordance with the stipulations of section 84 of the German Aktiengesetz. The articles of association of Hypo Real Estate Holding AG do not include any further stipulations in this respect. Contrary to the statutory fundamental rule in section 179 (1) of the German Aktiengesetz, section 17 (1) of the articles of association specifies that the shareholders' meeting is able to adopt resolutions regarding changes to the articles of association with a simple majority of the votes which are cast (unless a larger majority is specified by law). In those cases in which the law additionally prescribes a capital majority, a simple majority of the share capital represented at the point at which the resolution is adopted shall be sufficient, if this is admissible by law. In addition, section 8 (4) of the articles of association authorises the Supervisory Board to adopt resolutions with regard to changes to the articles of association which only relate to the version.

The Management Board is authorised by section 3 (2) of the articles of association to increase the share capital of the Company, subject to the approval of the Supervisory Board, on one or more occasions by 3 June 2009 by up to a total of € 201,108,261 by issuing new shares in return for cash or non-cash contributions (authorised capital). In accordance with section 3 (3) of the articles of association, the contingent capital of € 40,221,651 provides the Management Board with the possibility of issuing, via the Company or subsidiaries, bonds with conversion rights or conversion obligations or option rights which could be serviced out of contingent capital. More precise details can be found in the relevant paragraphs of the articles of association. The Company was authorised by the shareholders' meeting on 8 May 2006 to purchase treasury shares equivalent to a volume of up to 10% of the share capital for purposes other than security trading. Such shares can be purchased via the stock exchange or by means of a public offer directed to all shareholders. This authorisation will terminate by no later than on 8 November 2007.

There are no major agreements of the Company which are subject to the condition of a change of control resulting from a take-over bid. Such agreements or agreements involving compensation in the case of a take-over bid with members of the Management Board or with employees exist only between the Company and the CEO. The change of control clause for the event of a majority of share capital being acquired by a new shareholder provides the CEO of Hypo Real Estate Holding with an exceptional right of terminating the service agreement. According to this clause, he is authorised to lay down his office within six months of the take-over being completed, six months notice have to be provided in this respect. In such a case, the severance payment claims amount to 50 percent of the fixed compensation which would have been payable between the point at which the service agreement is prematurely terminated and the point at which the CEO celebrates his 60th birthday. After celebrating his 60th birthday, the CEO is entitled to a retirement pension equivalent to 70 percent of the contractual fixed compensation.

Sustainability

As a leading real estate financing group with international operations, Hypo Real Estate Group focuses on business success, growth, innovation, added value for shareholders and securing jobs in the long term. Entrepreneurial action also involves accepting responsibility with regard to society and encouraging and maintaining a sustainable environment within which life is worth living.

Corporate culture A key component in this respect is the encouragement of an open corporate culture which is willing to take on change and which, in addition to its economic focus, also takes account of non-financial factors.

For instance, the general credit principles of the Hypo Real Estate Group define ethical principles for extending loans which are also consistent with the Company's code of conduct which is applicable for all members of staff. Transparent structures and clearly communicated corporate objectives support the effort to install this responsibility as a fixed component of the corporate culture.

A further part of this culture is to feel a commitment to the environment. Protecting natural resources is a fundamental basis of sustainable economic growth and social prosperity. The Hypo Real Estate Group places emphasis on encouraging and maintaining an environment in which life is worth living. Accordingly, manufacturers and suppliers must meet the defined environmental protection requirements and must be correspondingly certified. This objective is also observed internally by way of working procedures which save paper or the purchase of modern, energy-saving equipment.

Social commitment The Hypo Real Estate Group also exercises its social responsibility via the Hypo Real Estate Foundation and the Stiftung der Württembergischen Hypothekenbank (today: Hypo Real Estate Bank International AG) for art and science.

Particular mention in this respect has to be made of the architecture prize for exemplary commercial buildings of the Hypo Real Estate Foundation, which awards a prize to commercial buildings which are exemplary in aesthetic and ecological terms. Since 1992, this prize has been awarded every two years. In 2006, it was extended to include an award for young talent; this provides young architects with a platform and encourages a dialog between young architects and experienced architects, clients and investors. Both competitions are held under the patronage of the Federal Minister for Transportation, Construction and Municipal Development and the Bund Deutscher Architekten (BDA).

In addition to the activities of its foundations, the Group is also active in sponsoring and via donations. Particularly important in this respect is the sponsorship of young talent.

For instance, the Hypo Real Estate Group sponsors the "Ensemble Interculturel" in Germany (formerly "Junge Symphoniker") In this case, very talented soloists who have performed well in the "Jugend musiziert" competition are given the opportunity to develop also as a musician in an orchestra. The ability to combine highly professional soloists and experts to form a successful team is an idea which also enables Hypo Real Estate Group to achieve success.

Sustainability indices The efforts of the Hypo Real Estate Group to achieve sustainable management have been recognised by further confirmation of membership in major sustainability indices such as the FTSE 4 Good and the Dow Jones Sustainability Index.

Development in Earnings

The result of operations of Hypo Real Estate Holding AG as a financial holding company is mainly determined by the revenues generated by investments and the costs of operations.

For financial 2006, Hypo Real Estate Holding AG has reported net income of € 385,952 thousands; this figure mainly comprises the distributions of the two subsidiaries Hypo Real Estate Bank International AG (€ 283,281 thousands) and Hypo Real Estate Bank AG (€ 128,699 thousands).

The revenues of € 283,281 thousands were received as part of the profit and loss transfer agreement with Hypo Real Estate Bank International AG. The increase of € 15,882 thousands compared with the previous year figure (after netting with an income subsidy) is due to the fact that the profit transfer in 2006 contains the contributions to earnings generated by international real estate financing business, which was transferred from Hypo Real Estate Bank International, Dublin (today trading as Hypo Public Finance Bank) as of 1 January 2006.

The simultaneous capitalisation of the dividend claim against Hypo Real Estate Bank AG has resulted in income from investments of € 128,699 thousands. The dividend is paid out of the cumulative profit of the Company for commercial law purposes. The decline compared with last year's dividend of € 265,383 thousands is mainly due to the fact that the dividend payment comprised a reversal of free capital reserves of € 212,000 thousands.

The main individual item in other operating revenues is a book profit of € 60,591 thousands generated by Hypo Real Estate Bank International AG as a result of buying back its own shares. The 1.3 million shares of Hypo Real Estate Bank International AG were retired by the Company in accordance with section 237 (3) No. 3 AktG pursuant to a resolution of 28 December 2006.

The revenues from investments are opposed by current expenses incurred in connection with management and administration of the investments.

Personnel expenses in the year under review amounted to € 17,418 thousands compared with € 13,360 thousands in the previous year. The increase in personnel expenses is due to the fact that certain functions which were reduplicated in the Group have been pooled in the Company as a Group function, and the average number of employees has accordingly increased from 59 in the previous year to 76 in the year under review. In addition, allocations to pension provisions have also increased by € 855 thousands compared with the previous year as a result of new or amended pension commitments.

Depreciation on intangible assets and property, plant and equipment, adjusted by impairments of € 463 thousands on intangible assets, is stated as € 702 thousands compared with € 504 thousands in the previous year.

The other operating expenses, after expenses of € 2,406 thousands to be adjusted in relation to previous years in connection with the fiscal authorities failure to recognise input tax deductions in full, amounted to € 15,967 thousands compared with € 10,799 thousands in the previous year. The figure includes the expenses of insurance, contributions and charges, expenses for consultancy and audit services as well as for the maintenance of hardware and software.

The balance of revenues generated by loans to affiliated companies, other interest and similar income as well as interest and similar expenses amounted to € -17,639 thousands, and is thus a cost item on balance. The revenues generated by loans to affiliated companies amounted to € 550 thousands, and referred to loans of € 90,000 thousands extended to Hypo Real Estate Bank International AG in the fourth quarter of 2006. The other interest and similar income of € 175 thousands is attributable to the investment of overnight money and time deposits. Interest and similar expenses are attributable mainly to the interest expense of € 6,725 thousands for issued profit participation rights and the interest expense of € 7,634 thousands attributable to a borrower's note loan as well as loans taken out with Hypo Real Estate Bank AG (€ 1,766 thousands) and Hypo Real Estate Bank International AG (€ 1,598 thousands).

Current expenses accordingly total € 51,726 thousands. These are opposed by other operating income of € 3,711 thousands, mainly as a result of cost recharging.

Result from ordinary operations amounted to € 421,687 thousands, and consists of the income from investments of € 472,571 thousands and the balance of current operating expenses and income of € 50,884 thousands.

The extraordinary expenses of € 3,450 thousands stated in the previous year constitute expenses and allocations to provisions in connection with consultancy fees for restructuring the Group.

Taxes on income amount to € 35,735 thousands. This figure includes a one-off effect from capitalised corporate income tax claims of € 1,328 thousands.

Development in assets and the financial position

The total assets of Hypo Real Estate Holding amounted to € 4,972,566 thousands as of 31 December 2006, and have thus increased by € 191,898 thousands compared with the previous year.

The book value of intangible assets increased by € 2,298 thousands to € 3,126 thousands. Of this figure, € 3,010 thousands is attributable to new standard software purchased in the year under review. The capitalised operating and business equipment is shown as € 923 thousands as of the reference date, compared with € 989 thousands in the previous year.

Shares in affiliated companies have declined by € 26,540 thousands in the course of the financial year. At the beginning of financial 2006, the interest in Hypo Real Estate Bank International, Dublin (now trading as Hypo Public Finance Bank) was transferred to Hypo Real Estate Bank International AG, Stuttgart, by way of a capital increase involving a non-cash contribution as part of the process of transferring the international real estate financing business to Württembergische Hypothekenbank AG (now trading as Hypo Real Estate Bank International AG, Stuttgart). Hypo Real Estate Holding AG accordingly now only holds an indirect stake in Hypo Public Finance Bank. Ordinary shares of Hypo Real Estate Bank International AG were also sold to the Company in financial 2006. The book value was € 2,600 thousands at the end of the financial year. In addition, Hypo Real Estate Holding AG acquired all shares in GfA-Gesellschaft für Anwendungssoftware mbH, Stuttgart, and GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart, in the year under review for a book value of € 2,869 thousands.

Accounts due from affiliated companies increased by € 78,335 thousands to € 412,958 thousands. This is due mainly to the € 214,399 thousands increase in the receivable of € 283,281 thousands arising from the profit and loss transfer agreement with Hypo Real Estate Bank International AG.

Total liabilities amounted to € 338,117 thousands compared with € 418,790 thousands in the previous year.

Provisions amounted to € 39,596 thousands as of the reference date, and have accordingly increased by € 20,691 thousands compared with the previous year. The increase is attributable mainly to the tax provisions.

Shareholders' equity shown as of 31 December 2006 amounted to € 4,594,852 thousands. Profit-sharing rights outstanding included in this figure amounted to € 97,124 thousands. The Company's shareholders' equity of € 4,497,729 thousands (adjusted by profit-sharing rights outstanding) comprises the cumulative profit of € 201,633 thousands as well as the allocation to profit reserves (€ 185,000 thousands). It will be proposed to the shareholders' meeting on 23 May 2007 that a dividend of € 1.50 be paid out of the cumulative profit. The remaining amount of € 525 thousands after the payment of the dividend of € 201,108 thousands is to be carried forward to the new account.

Events after 31 December 2006

The Management Board and Supervisory Board have defined major steps and measures for a new growth phase of the Group. This focus of the Group is extensively described in the forecast report. In connection with the new growth phase, the following changes relating to the Management Board of Hypo Real Estate Holding AG and the Management Boards of some subsidiaries were announced on 29 January 2007.

- Dr. Paul Eisele will step down from the Management Board of the Holding as of 31 May 2007, and will also step down from the Management Board of Hypo Real Estate Bank International AG as of 30 June 2007. In February, he will step down from his position as board spokesman of Hypo Real Estate Bank International, and will also step down from his positions as chairman of Hypo Public Finance Bank and as a member of the Supervisory Board of Hypo Real Estate Bank AG.
- Frank Lamby will assume responsibility for the "Commercial Real Estate Origination" unit on the Management Board of the Holding and will become the new spokesman of Hypo Real Estate Bank International AG. At Hypo Real Estate Bank AG, he will move over from the Management Board to the Supervisory Board.
- Dr. Robert Grassinger was appointed as deputy member of the Management Board of the Holding as of 1 February 2007. At the Holding Company, Dr. Grassinger will assume responsibility for group-wide funding of covered as well as uncovered issues (Pfandbriefe, lettres de gage, jumbos and MTN issues) as well as interest scheduling on the bank book. He will also succeed Frank Lamby as board spokesman at Hypo Real Estate Bank AG.
- Thomas Glynn has also been appointed as deputy member of the Management Board of the Holding, where he will be responsible for asset management.
- And finally, Bettina von Oesterreich has been appointed as deputy member of the Management Board of Hypo Real Estate Holding AG. In addition to her function as Chief Risk Officer of Hypo Real Estate Bank International AG, she will also assume responsibility as Group Chief Risk Officer.
- Georg Funke is to assume the function of Chairman at Hypo Public Finance Bank as the successor of Dr. Paul Eisele.
- Harin Thaker will be appointed to the Management Board of Hypo Real Estate Bank International AG as of 1 February 2007. Mr. Thaker operates the European real estate financing of the group from London, and will continue to be responsible for this business in the Management Board of Hypo Real Estate Bank International.

The proposal for paying a dividend of € 1.50 per share will be submitted to the Annual General Meeting of Hypo Real Estate Holding AG on 23 May 2007.

There were no further events after 31 December 2006 worth reporting.

The Hypo Real Estate Group as a major commercial real estate financier will further expand its successful business model of structured financing on all target markets. The risk-diversifying segments of asset-based and infrastructure finance will account for an above-average share in the amount of growth. The planned extension of the existing buy-and-hold strategy to include a buy-and-distribute strategy which has a positive impact on capital will result in higher turnover rate of the credit book and in an expansion and diversification of the product range. This aspect and the greater use of derivative products for optimising risk and return means that successful risk management will have to face new challenges. Traditional boundaries between risk types will have to be increasingly reviewed and redefined.

Despite the main aspects of business and risk which the three banks profitably implement within the framework of overall Group strategy, comprehensive identification as well as the Group-wide uniform and comparable treatment of risks for determining the Group's risk profile is one of the major criteria of successful business and risk management in the interests of the desired value creation.

The focus of further methodical development of the Group-wide system comprising risk identification, measurement, limitation, controlling and management was therefore further centralised in 2006 with the strong support of local Risk Control- and Risk Management units in the banks.

Based on this structure the effects of internal (risk) strategic changes at portfolio level, method adjustments also from external requirements, (such as Basel II), can be assessed and implemented on a timely basis for all material risks of Hypo Real Estate Group described in the following.

The risk report contains information which also has to be disclosed inter alia in accordance with IAS 32.

Risk-oriented Group Management

Overview

The Group-wide system comprises the following:

:: Risk identification involves permanently and systematically analysing what internal or external factors may constitute a potential risk for transactions or business positions of the Group. The top-down risk inventory carried out in 2006 as well as the annual risk self assessment are one way of identifying previously unrecognised risks; another way is a detailed new product process.

:: Risk measurement is used for assessing the expected negative effects and also the potentially unexpected negative effects of the identified risk factors on the bank's earnings situation with various quantitative and qualitative methods.

:: Risk limitations restrict the amount of risk involved with the main risk types for the Group; quantitative limitations are imposed by means of limits, and qualitative limitations are imposed by way of policies.

:: Risk Control monitors the risk limits and regularly reports to the Management Board. The regular comparison of aggregate Group risk position with the risk bearing capability of the Group, also under stress scenarios, guarantees compliance with the defined risk tolerance of the Group, and ensures that any potential risk to the continued existence of the Group as a going concern is identified on a timely basis.

:: Risk management manages the risks which are taken on at portfolio level, for instance by way of diversification, sale or insurance; at the level of individual transactions, risk management manages the risks which are taken on by way of procedure regulations and processes in the banks.

Organisation, responsibilities and duties

Organisation The organisation of the risk management system is broken down into central and local units; a clear segregation of duties together with the joint responsibility permit comprehensive and efficient risk measurement and management across the organisational units. In the Holding Company, the relevant divisions are responsible for uniform risk identification, measurement and limitation throughout the Group in close co-operation with the banks, and are also responsible for risk management at portfolio level. This also includes responsibility for co-ordinating regulatory requirements such as Basel II and the Minimum Requirements for Risk Management (MaRisk) consistently and on a Group-wide basis, and implementing them in co-operation with the banks.

The interchange of information with the banks takes place at the operating level via local risk control- and risk management departments; at the decision-making level, it takes place via the various decision-making committees and bodies which comprise members of the Management Board of the Group as well as members of the Management Boards of the banks.

The interchange of information with the members of the Supervisory Board takes place via the Audit Committee of the Supervisory Board of the Group or Supervisory Boards of the banks.

Within the Holding Company, the departments which are involved in Risk Management such as Group Risk Control, Credit Risk Management and Senior Risk Management are organised separately. Group Risk Control and the Risk Management entities report to various Board members at the time of the report.

Responsibilities and duties Committees which meet regularly have been established for the purpose of holistic management of risk at Group level; these are basically responsible for deciding on guidelines for the entities, such as risk policies, risk limits as well as methods for risk measurement, and are also responsible for making recommendations to the banks with regard to risk positioning. The following are further specific duties:

- Group Asset-Liability Committee (ALCO):
  Asset/liability management of the Group; decisions on allocating limits for market and liquidity risks and defining the funding strategy of the Group.
- Treasurer Committee:
  As a sub-committee of the ALCO, this focuses on short-term asset/liability management of the Group, planning of issue activities in line with the funding strategy as well as the management of risk assets.
- Credit Portfolio Committee (KPA):
  Defining the target structure of the Group credit portfolio based on the Group credit risk position for optimising the risk-return situation and clarifying fundamental questions relating to credit risk management.
- Operational Risk Committee (ORC):
  Interchange of information within the Group and ensuring uniform measurement and management of operational risks. The transparency relating to the Group's risk situation enables Group-wide measures to be taken in order to limit and avoid risk.

The organisation of the committees is the responsibility (at Group level) of Group Risk Control (GRC) and, in the case of the KPA, Group Credit Risk Management (GCR) in conjunction with the corresponding risk control- and management units in the banks.

Group Risk Control is responsible for managing and co-ordinating all Group-wide tasks for identifying, measuring and managing those risk types which have been defined as material to ensure a systematically and conceptually uniform risk management. The aggregate metrics at Group level, the results of the Internal Capital Adequacy Assessment Process (ICAAP), adjustments in method as well as risk-restricting limits and the utilisation of such limits are regularly reported to the Holding Management Board as well as the committees.

Group Credit Risk Management analyses the Group's credit portfolio on the basis of various risk-relevant aspects, e.g. expected loss, PD-movement as well as sectors, customer groups and property structures, implements and updates regulations for lending which are used for managing individual business activities and also defines lending principles and core elements of the lending process.

Senior Risk Management analyses new credit decisions and substantial changes in the risk of existing business of the individual banks in the Group on an independent basis for implementing the Group's risk policy, and makes recommendations to the Holding Management Board in the interest of an efficient credit approval process; these recommendations are used as the basis of the definitive decision.

The Group Legal Department advises the Holding Management Board as well as the Holding entities, tracks developments in court verdicts in order to limit legal risk, and supports the Group companies at the request of their Management Boards in fundamental matters as well as in general legal matters and transaction-related processes.

As an independent monitoring body, Group Internal Audit regularly reviews the adequacy and effectiveness of risk-oriented Group Management, and reports the results directly to the Holding Management Board.

The entire internal (risk) control system, the organisational framework as well as the processes are documented on an aggregate basis in the risk manual of Hypo Real Estate Holding, on a detailed basis and particularly at the process level, they are documented in the risk manuals and process documentation of the banks.

Regulatory developments and preparations of Hypo Real Estate Group

A paradigm change in bank regulation results from the introduction of Basel II. Not only regulatory capital requirements are now more risk-sensitive; in future, there will be greater focus on qualitative regulatory elements, which are manifested in the second pillar of the Basel II concept.

At the national level, the specifications of the new set of rules have now been incorporated in a new German Solvency Regulation (SolvV), which will replace Principle I, as well as by changes in the German Banking Act (KWG), and the German Large Exposure Ordinance (GroMiKV).

In a Group-wide project, the Hypo Real Estate Group has intensively prepared its methods as well as processes for the new Basel II requirements and, in the autumn of 2006, submitted an application to the banking regulatory authorities for approving the use of the so-called Advanced Internal Rating Based Approach as of January 2008. The regulatory review procedure necessary for approval will take place in 2007.

The contents of Pillar II of the Basel rules have been specified by the Minimum Requirements for Risk Management (MaRisk), which were valid in 2006 for the MaK, MaH and MaIR summarised in this document, and which are applicable for the new requirements starting 1.1.2007.

A key parameter within the bank's steering concept is the adequate degree of utilisation of economic capital which is available for covering risk. With the quarterly Internal Capital Adequacy Assessment Process which is consistent with MaRisk, the risk position at Group level and also at banks' level is compared with conservatively defined risk cover funds.

The Group Risk Position is the aggregate of the material risk categories described in the following chapters, with due consideration being given to correlation effects. Where possible and meaningful, the individual risks are determined using a statistical method, normally a value at risk, and quantify potential unexpected losses within a one-year period and different confidence levels in Euro. The risks are calculated quarterly for the current risk profile and annually for the planned business of the subsequent years.

The "going concern" approach assesses whether, even after deducting the minimum regulatory capital requirement according to Principle I, the Group risk position – calculated with a confidence level of 99 % – can be covered by the free risk cover funds.

Stress tests also show quarterly the risk bearing capability in a negative environment for the Group or "worst case" scenarios. Accordingly, the regulatory stress test assesses whether the Group or the individual banks are still able to comply with the minimum capital ratios in accordance with the Basel II requirements despite the losses arising from all risk types associated with the occurrence of a macro-economic climate which is negative for the Group as well as the potential structural deterioration in the credit portfolio. The economic stress test simulates whether bondholder's protection can still be guaranteed in conjunction with extremely unlikely "worst-case" scenarios such as the default of the largest borrowers of the Group (stress test of credit risk concentration).

The results of the ICAAP and the stress tests are discussed and adopted in the Holding Management Board for the individual banks, where appropriate with proposed action. The risk-bearing capability analysis of planned business is used for taking decisions with regard to the future risk profile and the risk tolerance. Major plan or risk profile changes which take place during the year, such as limit increases, are additionally subject to a risk bearing capability analysis.

The Group as well as the individual banks currently enjoy a comfortable risk cover buffer at present, even on the basis of this very conservative risk bearing capability analysis. At Group level, this amounted to € 0.9 billion as of December 2006 for a statistical confidence level of 99 % on the basis of a "going concern" assumption. All currently assessed stress scenarios also withstand the risk-bearing capability analysis.

Presentation of the principles of the risk bearing capability analysis

Risk cover funds	Risk bearing capability
"Free risk cover funds" Core capital Profit sharing rights outstanding budgeted net income before taxes	**Group risk position** **Risk buffer**
Minimum regulatory capital requirement = **"Reserved risk cover funds"**	

Group risk position by risk category

as of 31.12.2006


Liquidity risk 4 %
Operational risk 10 %
Market risk 14 %
Credit risks 55 %
Other risks 17 %

Risk measurement, control and management of material risk categories in the Hypo Real Estate Group

The risk profile of the Hypo Real Estate Group is currently very much characterised by credit risk. The intensive analysis, identification, management and monitoring of this risk type is reflected in the organisational structure and the committees of the Group.

Market risk- and liquidity risk measurement have become more significant with the slight expansion of capital market business, and were further developed in 2006. Identification and management of operational risk were again improved appreciably last year. With the current risk measurement and monitoring methods for all major risks, Hypo Real Estate Group satisfies the more stringent statutory – and in particular regulatory – requirements such as Basel II and the Minimum Requirements for Risk Management, MaRisk.

Credit risks

Credit risks can be broken down into loan default risk, counterparty risk, issuer risk and country risk, and define the potential loss of value which may occur as a result of the default or rating downgrading of customers in lending business, issuers of promissory notes and debt securities as well as counterparties in money market, securities and derivative transactions.

In the field of real estate financing business, the credit risk comprises not only the pure rating risk but also the collateral risk. The latter is attributable to potential losses of value of collateral due to reasons related to the financed properties and/or the market environment. The "General credit principles of Hypo Real Estate Group" which are applicable throughout the Group have been adopted for professional management of this risk; these also set the following standards for lending:

- Thorough and careful credit analyses of each individual transaction,
- Determining the extent to which forecast cash flows are able to cover capital servicing, (specifically under extreme market conditions such as sharply rising interest rates) as well as the current and sustainable value or collateral,
- Use of PD rating methods for determining the default probability of the borrower and use of early warning systems,
- Use of Loss Given Default (LGD) measuring procedures for measuring future proceeds of any foreclosures which may become necessary if borrowers default,
- Ongoing active observation of the real estate market and adjustment of the lending policy where necessary,
- Avoiding concentration risks and enforcing systematic diversification of the loan portfolio by way of credit portfolio management which draws up appropriate recommendations for action,
- Ensuring that the loans can be resold or syndicated.

These principles have been used as the basis for adopting the specific credit risk strategies in the banks; the general character of these strategies is the focus on individual transactions and a conservative risk profile.

The quality of the valuation methods which are used is constantly monitored by risk controlling; in our opinion, they meet Basel II requirements throughout the Group. The calibration of the PD rating scale for probabilities of default and the LGD measuring process for loss ratios is based on statistical analyses, historical defaults and losses in the portfolio as well as corresponding simulation procedures.

The very different strategic focus of the three members of the Group – Hypo Real Estate Bank International AG, Hypo Real Estate Bank AG as well as Hypo Public Finance Bank – has meant that it is necessary for Group-wide credit principles with clear and uniform principles and financing principles need to be adopted in order to ensure a uniform perception of risk. The credit principles also require the banks to prepare external or internal reports for each individual property transaction and to carry out cash-flow simulations and stress tests. By continuously monitoring the covenants, risks can be identified, assessed and managed at an early stage. These analyses relating to individual transactions are complemented by scenario observations at the portfolio level.

The Group orients its activities on the German Minimum Requirements for Risk Management (MaRisk) as well as established best-practice approaches by way of organisational measures and functional segregation of credit processes right through to Management Board level into market and back office.

In addition to lending as described above, Hypo Real Estate Group is also actively involved in purchasing, structuring and onward placing of loans and financial instruments (securitisation) as a facility for return and risk optimising. The Group also uses internal rating procedures for assessing ratings; at present, these procedures have been submitted to the regulatory authorities for assessing Basel II conformity.

Counterparty risks are defined as possible losses of value affecting interest rate and foreign currency derivatives and forward transactions. Most of these transactions are carried out as hedge positions as part of the asset/liability management. A value-at-risk approach based on a mark-to-market method is used for measuring the counterparty risk throughout the Group; this approach is based on potential future replacement costs. Counterparty risks with derivative, security and money market transactions exist with financial institutions, Central Banks and supranational institutions whose credit standing is above-average on the basis of the assessment of external rating agencies and also on the basis of internally used rating procedures. In order to reduce the derivative-related counterparty risk, the Hypo Real Estate Group normally uses master agreements with its business partners which enable all contracts covered by the master agreement to be pooled into a net receivable if the counterparty fails to meet his obligations (so-called close-out netting). In order to reduce risk further, collateral agreements are taken out which may result in the cancellation of transactions if the counterparty fails to comply with a request to provide a collateral. For further details concerning the maturity distribution regarding the volume of derivatives in the Hypo Real Estate Group, please refer to the notes of the consolidated financial statements.

The Hypo Real Estate Group defines the term country risk as the risk of possible transfer and conversion problems encountered with contract partners domiciled abroad. Credit risk arises from the fact that a borrower who is willing and able to pay is not able to meet his payment obligations if, as a result of government action, he is not able to procure foreign currency or transfer assets to persons not resident in the territory. The location of the property securities is also important in this respect. Credit risk controlling is responsible for ongoing monitoring of country risks. Country risks are monitored by credit risk management on the basis of country limits. Depending on the results of the internal rating process, maximum limits are allocated to:
1) Each individual country and
2) Groups of countries in certain rating ranges;
These limits restrict the business activities. All country ratings and country limits are reviewed at least once every year by the credit portfolio committee. The internal risk assessments are also regularly compared with the assessments of the main rating agencies. The following graph sets out the distribution of the entire country risk of the Hypo Real Estate Group according to rating classes and according to regions as of 31.12.2006.

Country risk by rating class

as of 31.12.2006


Other[1] 1.8%
A+ to A– 4.1%
AA+ to AA– 16.4%
AAA 77.7%

[1] BBB+ to BBB–: 1.7%; BB+ to BB–: 0.1%; B+ or worse: 0.0%

Country risk by region

as of 31.12.2006


Other[1] 2.6%
North America, Japan and Australia 7.6%
Western Europe 89.8%

[1] Eastern Europe: 2.5%; Asia excl. Japan and Middle East: 0.1%; Latin America: 0.0%; Africa: 0.0%

Credit portfolio management is particularly important within the framework of credit risk management. The aim is to reduce the extent and volatility of credit risk costs in line with the overall business strategy of the Group and the Group's ability to bear risk by way of suitable portfolio measures, and to achieve diversification success in the Group measured against risk and earnings parameters.

The process of tracking this aim is supported by the following instruments:

:: Continuous portfolio and real estate market analysis
:: Systematic increasing or decreasing of sub-portfolios in line with risk strategy by way of appropriate new business or adjustment of conditions with risk-adequate margins
:: Risk transfer by way of partial portfolio sales, securitisation measures and syndications
:: Use of a credit portfolio model for establishing the extent of potentially unexpected losses and
:: Central Group-wide monitoring of cluster risks as well as specific risk concentrations by special regular evaluations.

In the case of development financing arrangements, which imply a higher risk than investment financing arrangements as a result of the completion risk, the extent of the development portfolio is limited as follows:

1) for specific countries (as a percentage of the country limit) and
2) in relation to the overall portfolio

The degree of risk of development financing correlates primarily to the sale and rental status of the financed property and the ability to cover current credit interest out of the cash flows which are received and the ISC (Interest Service Coverage) figure. Financing arrangements which are covered by risk-adjusted ranges of these criteria are limited by way of structural specifications. Overall, the differentiated limitation of sub-portfolios guarantees a sound relationship between investment and development financing in the individual countries and in the overall portfolio.

A key element of successful activity in real estate financing is sound knowledge of the (real estate) markets and the implementation of such knowledge in business strategies as well as in credit and portfolio management processes. Hypo Real Estate Group has established considerable know-how of the corresponding real estate markets and is aware of the risk-relevant factors. Research results obtained on site are incorporated in the business activities and the analysis for lending. For instance, more restrictive lending requirements are applicable for markets whose risk profile is critical (e.g. with regard to the input of equity, rental/sale covenants).

The Group's primary target customers include business partners with professional operations on international real estate markets and who meet the stringent lending standards particularly also in new markets (for instance Russia and China). Extensive market and risk analyses are carried out ahead of the decision to follow our customers into new markets.

Pre-calculation models are used to set management impetus in the individual financial statements which enable risk-adequate margins to be established for new business or when conditions are adjusted. These models take account of covering refinancing costs, capital costs and general administrative expenses as well as potential credit risk costs of expected losses.

The credit portfolio committee is responsible for managing the gradual further improvement of risk diversification of the real estate financing portfolio within a climate of changing markets.

The following graphs break down the real estate financing operations of the Hypo Real Estate Group in the amount of € 73.4 billion on the basis of property-specific and regional aspects. The information is based on the credit portfolio (incl. commitments, excl. pro-rata interest) as of 31 December 2006. Including state financing business, it amounted to € 133.5 billion.

Real estate credit portfolio by type of property


Residential Office buildings Retail
Logistics/warehousing Hotels/leisure
Mixed use Other
as of 31.12. in %
40
30
20
10
0
2005
2006

Real estate credit portfolio by region


Germany Great Britain US France
Spain Italy The Netherlands Scandinavia
Japan Central and Eastern Europe Other
as of 31.12. in %
60
45
30
15
0
2005
2006

The credit risk of the Group's credit exposures is constantly monitored with the risk management instruments described above. For this purpose, for each individual exposure, an estimate is made of the probability of default (PD) and also the loss ratio to be expected in the event of a default (LGD). These two risk ratios provide an estimate of the expected losses, which can be used for breaking down the credit portfolio into expected-loss classes. As shown in the following diagram, 88 % of the real estate credit portfolio is in the expected-loss classes 1–8.

Expected-loss class distribution in the real estate portfolio

as of as of 31.12.2006 in percentage of real estate portfolio


20
15
10
5
0
Expected-loss classes 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18

Early identification of potential problem loans can be described as a fundamental principle of the Group's credit risk culture. In addition, existing problem loans (sub-performing or non-performing loans which have been problematical for a lengthy period of time or which are already in the work-out process) are intensively monitored and regularly analysed. Early warning systems have been installed in order to ensure that loans which may be exposed to an enhanced level of credit risk can be identified at an early stage. Affected exposures are placed on a "watch list" in order to ensure that they are the subject of greater attention. The following table sets out the performance of real estate loans exposed to an increased level of risk – in relation to the overall real estate credit portfolio – over the past three years.

Real estate loans with an increased level of risk

as of 31.12. in %	2006	2005	2004
Watch list	0.7	1.0	2.0
Sub-performing	0.7	1.0	1.0
Non-performing	1.5	2.0	2.0

Individual allowances have been set aside for all loans for which it will probably not be possible to collect all due interest payments and repayments in accordance with the contractually agreed terms. For further information concerning the individual allowances which have been set aside, please refer to the notes of the consolidated financial statements.

Market risk

Market risk is defined as the potential loss which may be incurred as a result of changes in prices on the financial markets.

The aim of the market price strategy of Hypo Real Estate Group is to manage the market risks associated with refinancing lending business as efficiently as possible. All lending business, all own issues, all securities held as investments and liquidity instruments as well as all derivative transactions are taken into consideration for this purpose at all banks in the Hypo Real Estate Group. This is also applicable for the positions held in the trading book in Dublin. Scheduling assumptions for equity funds, allowances and the effects of non-scheduled redemptions are also taken into consideration. The resultant market risks are mainly interest rate risks.

A distinction is made between general and special interest rate risks (credit spread risks). The former measure potential changes in the present value of positions in the event of shifts of the no-risk rate curve (swap curve). The measurement of credit spread risks, which is to be further fine tuned in 2007 and rolled out on a Group-wide basis, takes account of possible present value changes if there are any changes in the credit spreads influencing the prices of securities and derivatives.

Currency risks are to a large extent hedged at all banks in the Group, and are accordingly present only to a limited extent. In the field of equity, commodity and other price risks, only equity risks as well as alternative investments may be taken on to a strictly limited extent.

The banks in the Hypo Real Estate Group use a uniform value-at-risk approach for daily quantification of the market risk. This approach determines a potential loss on the assumption that a position is held for ten days and also on the assumption of a confidence level of 99%. The period of observation for historical data is 250 trading days. The value-at-risk is established daily by local risk controlling of the banks; it is aggregated by the Holding Company to form a total market risk at the Group level, and is then reported to management. With this system, the Hypo Real Estate Group is at all times able to control consequences of potential market fluctuation, such as rate changes or currency fluctuations, in a timely and profitable manner. This active management is also reflected in daily fluctuations of value-at-risk for the general interest rate risk (excl. own funds books) in the Hypo Real Estate Group during the year. With an average value of approx. € 29 million for 2006 (max. € 49 million; min. € 12 million), the general interest rate of the Group is at a low level, also on the basis of an external comparison.

General interest rate risk 2006


in € million
60
45
30
15
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Daily risk monitoring, limitation and reporting of value-at-risk and the actual changes in present values which occur are complemented by regular back testing and stress testing. The quality of the method which is used is constantly reviewed and optimised by comparing the value-at-risk figures with the daily changes in present values which actually occur. The statistical assumptions of our models have been confirmed. Whereas the value-at-risk measures the market risk under "normal" market fluctuations, the simulation of stress scenarios also measures the potential changes in present values under very extreme and unusual market movements, so that the continued existence of the Company as a going concern can also be guaranteed at all times under these conditions. The measured market risk was also within the "normal limits" even under these conditions.

Market risk management is handled in the individual banks by a committee on the basis of the market risk position measured daily by Risk Controlling; this committee meets regularly and intensively considers the future development of the financial markets and market parameters. In addition, the Group Asset-Liability Committee (ALCO) and its sub-committee (Treasurer Committee) uses the market analyses as the basis for making a trend statement for further positioning within the Group. Implementation is again the responsibility of the individual banks within the framework of their risk limits defined by the Holding Company.

As a result of the trading book approved at Hypo Public Finance Bank, Dublin (formerly: Hypo Real Estate Bank International, Dublin) in 2004 by the Irish regulatory authorities, the bank can also benefit to a greater extent from short-term market fluctuations. Resultant market risks are also subject to the strict risk management process detailed above, including daily risk measurement, limitation and reporting to management.

Liquidity risk

The central aim of the liquidity risk strategy of Hypo Real Estate Group which has been adopted in the central Group ALCO for the entire Group is to ensure that every individual bank in the Hypo Real Estate Group is solvent at all times. In accordance with the internal limit system, probable payment inflows and outflows and possible liquidity-procuring measures, the so-called liquidity position, must be at least balanced at all times during the following five days. This position is determined daily, with due consideration being given to precautionary discounts ("haircuts"); it is monitored by independent Risk Controlling and reported to the Management Board.

A liquidity preview covering 90 days is prepared (independently of trading) in order to identify any additional short-term refinancing needs at an early stage. This preview is used as the basis of active liquidity management. For controlling structural long-term liquidity, the banks in the Group use a liquidity run off scheme, which is also broken down on the basis of individual product groups and thus also permits fine tuning on the basis of market segments. An annual funding plan is then prepared, with due consideration being given to planned new business; this funding plan is adopted and implementation thereof is monitored. In this way, the Hypo Real Estate Group had closely followed the Basel recommendations for liquidity management.

For short-term funding, all banks in the Group have adequate access to the money market. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European Central Bank or which can be sold in the repo market. The good liquidity situation is also demonstrated by the relevant parameters according to principle II of the German Banking Act (KWG); in December 2006, these were more than 1.5 for the German institutions in the Group, and were thus considerably higher than the specified minimum of 1. In Ireland, the central bank ensures that the banks are solvent at all times by way of regulations specifying that one quarter of equity has to be invested in very liquid funds.

For medium- and long-term refinancing, the main refinancing instruments of the Group are public sector Pfandbriefe as well as mortgage Pfandbriefe with their special credit ratings and liquidity. In 2006, the Pfandbrief issues alone were worth € 15 billion. The third major business is conducted with unsecured capital market issues. The origination of commercial paper, debt issuance and medium-term note programmes as well as the issue of money market bonds (SLIMBO) have also enabled the banks in the Group to be able to respond on the market even more quickly and flexibly.

As a result of the opportunities provided by the new Pfandbrief Law, which are also being utilised in the Hypo Real Estate Group as a result of the internal restructuring, the Hypo Real Estate Group will be able to utilise the Pfandbrief instrument to an even greater extent in the course of the next few years. This will also have a positive impact on the liquidity risks quantified as part of the Internal Capital Adequacy Assessment Process. The scenario approach is based on the possible effects of a rating downgrade on the refinancing costs for unsecured issues of the entire Group.

Operational risk

The process of taking on risk lies in the nature of banking business. Operational risk is an unavoidable consequence, and becomes more and more significant with increasingly complex international business. Hypo Real Estate Group has adopted a strategy, defined in an OpRisk policy which is valid throughout the Group, of identifying potential risks by way of an OpRisk measurement and management system which complies with Basel II and of encouraging the pro-active handling of operational risk by way of an institute-wide risk culture. In this way, measures which diminish risk or limit damage can be initiated at an early stage in order to restrict the amount of risk to an acceptable level. In line with the regulatory requirements, operational risk in the Hypo Real Estate Group is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risks. It does not include strategic or reputational risk.

In 2006, Hypo Real Estate Group completed to a large extent the centrally managed conception and implementation of the OpRisk management system, with due consideration being given to the requirements of "Sound Practices for the Management and Supervision of Operational Risk" in accordance with Basel II. With the implementation of the organisational framework for the structure of duties and responsibilities in the banks and the extension of technical support for recording and identifying operational risk, all major criteria for operational risk management in line with the business model have now been implemented in the Hypo Real Estate Group.

Identification, analysis and management are the responsibility of the individual segments in the banks. OpRisk events are therefore recorded locally in the loss database in accordance with specifications which are uniform throughout the Group. The local evaluation of key risk indicators in the banks is used in particular as early warning indicators for potential sources of risk. In addition, a top-down risk inventory was carried out in the year under review. Since the year 2006, the system based risk self assessment is used for assessing segment-specific operational risks as well as possible management measures.

The collected information is evaluated locally and also centrally by Group Risk Control. The results are presented in the OpRisk report to the OpRisk Committee, which meets every six months and which comprises members of the Management Boards of all entities. If required, the committee takes decisions with regard to the implementation of Group-wide risk management measures.

The growing complexity of products used in Hypo Real Estate Group comes along with an increase in model risk. Therefore, in 2006, Hypo Real Estate Group established a model validation unit in Group Risk Control for the qualitative control and limitation of model risk. In this framework, model risks comprise all risks resulting from the fact that simplifying models are used to model complex reality. In particular, this includes the risk that valuation models for approved products do not reflect with sufficient accuracy the actual market dynamics, especially for structured products and derivatives.

The model validation unit validates the valuation models independently of the banks for all products, and in addition ensures model consistency within the Group. Whereas the independent validation and documentation of the models which are used records, monitors and reduces the model risk, the provision of model consistency is a necessary basis for consistent profit and loss calculation as well as for standardised risk management at the Group level.

In 2006, as part of the process of consolidating IT operations in the Group, IT activities were outsourced to Hypo Real Estate Systems, a wholly owned subsidiary of Hypo Real Estate Holding AG. Because the outsourcing comprised the former IT operations of the banks together with the central unit in the Holding, OpRisk measurement and management of IT risks is still guaranteed.

Management of legal risks as a component of operational risk is extremely important within the Hypo Real Estate Group. There is particular focus in this respect on the categories of contract risks, risks of legal verdicts and legal risks of the property to be financed. We define contract risk as the possible disadvantages arising from contracts or parts of contracts which are not enforceable, due to errors in the contract form or documentation.

As far as possible, Hypo Real Estate Group uses standard specimen contracts which are consistent with local law. These specimens form the basis of the specific individual contract documentation, which is prepared by employees with legal training and who are familiar with local law. The contract specimens and clauses which are used are regularly checked internally and externally in order to identify economic and legal consequences. Hypo Real Estate Group places special emphasis on sector-wide standardisation of specimen contracts. As shown by the example of the specimens proposed by the "Initiative Finanzplatz Deutschland", this results in a further gain in terms of efficiency and a considerable reduction of risk.

The Group defines legal verdict risk as the risk that, following a change in legal verdicts, contracts which have been signed in an enforceable manner become entirely or partially unenforceable or ineffective. In order to limit this risk the Group constantly observes the development in legal verdicts. This is carried out internally by the corresponding legal and documentation departments, and externally by specialist lawyer's offices.

The economic value of the property to be financed is determined by legal conditions. These include for instance tenancy agreements which govern the size of rent and the tenancy duration or approvals relating to the operation or utilisation of the property. The Group's credit process regularly comprises "legal due diligence", in which these legal data are carefully assessed. The Group's experience in the financing process and the findings obtained in this process with regard to possible legal risks of the property to be financed are regularly included in the process of optimising this legal due diligence process.

Strategic and other risks

The aim of senior management's intensive analysis of the competition situation as well as the legal and regulatory environment of the markets relevant for the Group's business is to limit strategic risk, which is defined as the risk of an incorrect assessment of major developments and trends in the main areas of operation of the Group. The business and risk strategy of the Group aims to further diversify income flows by developing the new segments of asset based finance and infrastructure project finance in addition to capital market business, in order to further reduce the strategic risk of the Group's previous main concentration on the field of international commercial real estate financing. The flexibility which the Group has demonstrated in the past with regard to organisational and strategic changes has proved to be a major support in this respect.

Reputational risks, resulting for instance from business conduct, the conduct of customers of the Group or due to occurred losses from other risk types, can have a significantly negative impact on company value by way of negative publicity – either justified or unjustified.

A code of conduct which is applicable throughout the Group and which defines principles of fair conduct with regard to all interest groups is monitored by local compliance officers together with compliance with money laundering and compliance regulations and the guidelines relating to insider trading. Lending principles which are valid throughout the Group define ethical standards which exclude certain transactions or business partners. In line with a uniform image of the Group, a press guideline sets out the way to deal with the press for all members of staff, including the Group Corporate Communication unit.

Summary and outlook

In 2007, Hypo Real Estate Group will adopt a "buy-and-distribute" approach for its business activities to an even greater extent than its previous "buy-and-hold" approach. In addition, the new segments of infrastructure finance and asset based finance will be expanded to a greater extent. The credit risk from all business segments will be effectively limited mainly as a result of the strict risk specifications in cash-flow based new business and intensive risk monitoring of new and existing business.

In order to support the process of risk profile optimising at the Group, has been set up a monthly Group Risk Management Committee for integrating, monitoring, and steering of all major risk types as part of Group divisional steering which was communicated at the beginning of 2007. In line with the divisional structure, Group Credit Risk Management and Group Risk Control are reporting to the CRO since 2007.

This ensures that the method used for the early recognition, measurement and monitoring of all risk types will again be further developed in a uniform manner to reflect the increasingly complex products and business processes on a continuous basis throughout the Group in 2007. The management impetus resulting from comprehensive and independent reporting in the Group Risk Management Committee together with an even more intense risk/return analysis will further optimise the risk profile of the Group.

The regulatory audit of the comprehensive Basel II regulations will be a further key milestone in 2007 for the Group.

Macro-economic situation

A slight decline of economic growth is generally expected for 2007. This applies to the main regions of the world as well as to Germany. Oil prices in 2007 are expected mostly to be between US$ 60 and 65 per barrel, whereas the futures markets for other commodities tend to point to falling prices. Apart from the geopolitical risks which are very difficult to quantify, the high current account imbalances are still major factors which give rise to a certain amount of concern throughout the world. The still high US deficit requires the willingness of international investors to continue to change their portfolio towards American assets. One condition for this is the absence of an abrupt end of the positive real estate trade cycle in the US. In Germany, the increase in value-added tax is one of the factors behind a somewhat moderate growth in 2007. However, a positive aspect is that the state is accordingly taking a clear step in the direction of sustainable financial policy, although consolidation in terms of spending would have been the better economic alternative. Monetary policy is not expected to provide any compensation in the form of positive impetus, particularly as the inflation target of the European Central Bank is also just met in Germany. The development on the labour market is considered to be positive. After the number of unemployed decreased by 600,000 in 2006, a further considerable decline is expected for 2007.

Company-specific situation

The forecasts used as the basis for the future performance of the Hypo Real Estate Group are estimates which have been taken on the basis of all currently available information. If the assumptions used as the basis for the predictions fail to materialise, or if risks (as detailed in the risk report) occur to an extent which is not calculated, the actual results may differ from the currently expected results.

Strategic orientation of the group The Management Board and Supervisory Board have defined the main steps and measures for the new growth phase of the group which is now beginning:

- The Hypo Real Estate Group will step up the pace of its existing policy of broadening its business base. In addition to financing large-volume commercial real estate, financial engineering know how will be strengthened and also applied to other asset classes. In this way, the earnings base of the group is to be broadened, and its risk profile is to be further diversified. Initial steps in 2006 were the establishment of infrastructure financing and asset-based finance.
- The segments Hypo Real Estate International and Hypo Real Estate Germany will be combined at the beginning of the financial year to form the segment "Commercial Real Estate". This takes account of the successful establishment of German business and the international focus of customers. A distinction between domestic and international business is accordingly no longer necessary. The legal structure of the group with the three entities of Hypo Real Estate Bank International AG in Stuttgart, Hypo Real Estate Bank AG, Munich, and Hypo Public Finance Bank, Dublin, will be retained despite the new segmentation.
- In addition, the distribution channels for financing which have been set up last year will also be established as a key value driver of the group. This comprises for instance the expansion of securitisation, which will reduce the balance sheet volume and release equity for further growth. The aim is to allocate the group's equity consistently on the basis of the best yield opportunities. The value chain also includes strengthening asset management, which comprises the management of finance risks which are based on real estate as assets. Asset-based finance activities outside

real estate financing, the activities at Capital Markets and asset management are pooled in the segment "Asset Finance und Asset Management".
- Group-wide portfolio management will be established in the holding company in order to optimise the risk and earnings potential of the group. This will be responsible for managing the entire existing portfolio of the bank; in the past this function has been the responsibility of the operating entities.

Expected results of operations As has been the case in previous years, the Hypo Real Estate Group has again fully met and partially exceeded its ambitious expectations in financial year 2006.

The planning of future financial years is based on the growth steps which have been initiated and on the new segment structure. Planning is also based on the following assumptions:
- Macro-economic growth is expected as described in the forecast report parts concerning the macro-economic and sector-specific situation.
- A rate of inflation of approx. 2.5 % has been planned.
- Based on forward rates, the Euro is expected to strengthen slightly against the US Dollar and the Japanese Yen, and is expected to be relatively constant against Sterling.
- A core capital ratio of 7.0 % is planned for the Group. Core capital comprises an issue of hybrid capital which will account for up to 10 % of shareholders' equity. If the hybrid issue is disregarded, Hypo Real Estate Group aims to achieve a core capital ratio of 6.3 %.

Overall, the Management Board expects to see the positive business development continue in the course of the next few years. Consolidated net income before taxes of at least € 680 million is forecast for financial year 2007. The Commercial Real Estate segment will contribute earnings before taxes in a range of between € 630 million and € 650 million. For the Asset Finance and Asset Management segment, the range has been set at € 90 million to € 110 million.

Return on equity after taxes is expected to be between 11 % and 12 % in financial year 2007. For the year 2009, a target of more than 13 % has been fixed for return on equity.

The considerable improvement in return on equity after taxes is due to higher operating revenues, constant provisions for losses on loans and advances and very moderate growth in general administrative expenses. The Management Board expects to see operating revenues of the Group increase to more than € 1.2 billion in financial year 2007. The major factor with an impact on the extent of operating revenues is the volume of new business and the development of the real estate financing portfolio. The Management Board is expecting that new business will be at least € 25 billion in 2007 with an average return of more than 13 % after taxes. This figure does not include off-balance-sheet business resulting from securitisation and syndication. As is the case with Asset Management, this additional business features major opportunities for revenues.

If it is not able to generate the planned extent of new business on the market and/or if outflows in the existing portfolio are higher than originally planned, there may be a negative impact on operating revenues. The Hypo Real Estate Group will not relax its strict risk and return criteria even in this case. On the other hand, new business in excess of the budgeted figure, e.g. resulting from the expansion into new markets such as India or Singapore which was stepped up last year, constitutes a considerable opportunity.

Net trading income and net income from investments account for part of the operating revenues. A target of a range between 10 % and 15 % is expected for these two items. The Hypo Real Estate Group generates part of this result from activities which are related to the capital market; these are of course subject to fluctuations – depending on the specific market conditions. These fluctuations may constitute risks or opportunities.

Because it is not possible in general to generate revenues in banking without taking on risk, it is possible that provisions for losses on loans and advances will increase again. The Hypo Real Estate Group combats this risk by way of risk-oriented Group steering. A further step in this direction is the establishment of Group-wide portfolio management in Hypo Holdings. Provisions for losses on loans and advances of between € 150 million and € 160 million are forecast throughout the Group for financial year 2007.

The Hypo Real Estate Group will continue to maintain its high cost discipline. The growth which is achieved will enable the cost base and efficiency to be enhanced even further. For the Group, general administrative expenses of between € 360 million and € 370 million are forecast for financial year 2007. Because growth in operating revenues will be considerably higher than growth in general administrative expenses, the cost-income ratio in 2007 will be less than 30%. A cost-income ratio of less than 28% has been set as a target for financial year 2009.

The development of the exchange rate of the Euro against the main international currencies is not expected to have a major impact on the income statement, because open currency items for the current year are generally closed directly. Accordingly, the Hypo Real Estate Group does not consider that this factor presents a major opportunity or involves a major risk.

Expected financial position The Hypo Real Estate Group will continue to use a wide range of refinancing possibilities in future. The pooling of refinancing functions in the Group will enhance the viability of the Hypo Real Estate Group even further. In addition, the capital base will be strengthened by the initial issue of hybrid capital. Overall, liquidity will be adequately secured at all times. In addition, the basis will be created for further growth in Commercial Real Estate and also in Asset Finance and Asset Management.

For refinancing, an improvement in the rating may constitute a major opportunity, as it would probably result in lower interest expenses. On the other hand, a deterioration in the rating (which is not expected) would have a detrimental impact.

Financial Statements of Hypo Real Estate Holding AG for financial year 2006

Assets

In €	31.12.2006	31.12.2005
Fixed assets		
Intangible assets		
Licenses and software	3,125,673.40	827,889.25
Property, plant and equipment		
Operational and office equipment	923,227.35	989,495.38
Financial assets		
Shares in affiliated companies	4,340,026,804.71	4,366,566,410.55
Loans to affiliated companies	90,000,000.00	—
Security investments	89,868,791.57	—
	4,519,895,596.28	4,366,566,410.55
Current assets		
Accounts receivable and other assets		
Accounts receivable from affiliated companies	412,957,952.58	334,622,688.78
Other assets	33,813,605.79	30,655,481.34
	446,771,558.37	365,278,170.12
Cash at banks	1,190,158.40	46,170,671.32
Deferred charges and prepaid expenses	659,490.31	835,134.77
Total assets	**4,972,565,704.11**	**4,780,667,771.39**

Shareholders' equity and liabilities

in €	31.12.2006	31.12.2005
Shareholders' equity		
Subscribed capital		
Ordinary shares	402,216,525.00	402,216,525.00
Additional paid-in capital	3,318,879,475.00	3,318,879,475.00
Retained earnings		
Other retained earnings	575,000,000.00	276,500,000.00
Participatory capital	97,123,574.14	97,123,574.14
Profit available for distribution	201,632,859.59	248,253,263.99
Provisions		
Provisions for pensions and similar obligations	6,961,990.00	5,282,186.00
Tax provisions	26,466,006.86	5,009,047.83
Other provisions	6,168,285.18	8,613,431.33
	39,596,282.04	18,904,665.16
Liabilities		
Deposits from other banks	201,858,266.66	201,281,444.44
Accounts payable, trade	1,515,442.85	349,210.90
Accounts payable to affiliated companies	125,880,822.21	210,158,437.98
Other liabilities	8,862,456.62	7,001,174.78
thereof for taxes € 616,389.10 (previous year: € 345,648.55)		
thereof for social security € 37,494.48 (previous year: € 0.00)		
	338,116,988.34	418,790,268.10
Total Shareholders' equity and liabilities	**4,972,565,704.11**	**4,780,667,771.39**

Liabilities from guarantees, bills of exchange and cheque guarantees
€ 5,158,903,300.63 (previous year: € 6,183,042,368.13)

Income Statement for the Period from 1 January to 31 December 2006

in €	31.12.2006	31.12.2005
Other operating income	64,302,083.01	51,868,987.34
Personnel expenses		
Wages and salaries	14,512,293.81	11,631,688.13
Social security costs, pension expenses and related employee benefit costs thereof for pensions € 1,922,051.42 (previous year: € 1,019,057.29)	2,905,847.63	1,728,132.12
	17,418,141.44	13,359,820.25
Depreciation/amortisation on intangible assets and property, plant and equipment	1,164,820.10	504,467.86
Other operating expenses	18,373,223.38	23,798,909.42
Income from investments thereof from affiliated companies € 128,699,126.16 (previous year: € 470,383,234.60)	128,699,126.16	470,383,234.60
Income from other securities and loans of financial assets thereof from affiliated companies € 550,250.00 (previous year: € 4,784,772.21)	550,250.00	4,784,772.21
Other interest and similar income	174,742.89	1,155,146.51
Income from profit-and-loss transfer agreements	283,280,754.33	15,882,118.00
Interest and similar expenses	18,363,545.37	13,023,295.32
Result of ordinary activities	421,687,226.10	493,387,765.81
Extraordinary expenses	—	3,450,000.63
Extraordinary result	—	−3,450,000.63
Taxes on income	35,735,455.49	8,495,989.72
Net income	**385,951,770.61**	**481,441,775.46**

A. General Information Concerning the Financial Statements

Basic information

Hypo Real Estate Holding AG was established as a new company by way of a spin-off as of 1 January 2003. The assets spun off from Bayerische Hypo- und Vereinsbank AG, Munich, consisted of all shares in DIA Vermögensverwaltungs-GmbH, Munich.

The wholly-owned subsidiary DIA Vermögensverwaltungs-GmbH was merged with Hypo Real Estate Holding AG as of 29 December 2003. The transaction was recorded in the commercial register on 10 March 2004. The company assumed the rights and obligations of DIA Vermögensverwaltungs-GmbH at the point at which the merger agreement was completed. This is also applicable for the profit-and-loss transfer agreement closed with the approval of the extraordinary shareholders' meeting of Württembergische Hypothekenbank AG (since 1 January 2006 trading as Hypo Real Estate Bank International AG) on 30 October 2003, and recorded in the commercial register.

The financial statements as of 31 December 2006 have been prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch – HGB) concerning the accounting of corporations and the supplementary regulations of the law concerning Aktiengesellschaften (joint stock corporations). The prior year figures have been used for comparison purposes.

The accounting of the company is subject to the regulations for large corporations as detailed in section 267 (3) HGB.

The financial statements have been prepared subject to the general statement regulations set out in sections 246–251 HGB and also subject to the special statement regulations for corporations, sections 268–274 a, 276–278, and subject to the general valuation regulations of sections 252–256 HGB, and also in accordance with the special valuation regulations applicable for corporations, sections 279–283 HGB.

The statement regarding the Corporate Governance Code which is prescribed by section 161 AktG has been issued by the Management Board and the Supervisory Board, and has been published on our web site at www.hyporealestate.com.

B. Information Concerning Accounting and Valuation Principles

Fixed assets

Intangible assets

Franchises, trademarks, patents, licenses and similar rights and licenses to such rights Software is stated at cost less scheduled depreciation.

Scheduled depreciation is based on a useful life of three years.

Property, plant and equipment

Other installations, operational and office equipment are stated at cost plus ancillary acquisition costs less any reductions in acquisition costs.

Scheduled depreciation was calculated on the basis of normal useful lifes. The straight-line method of depreciation is used for writing down assets. Depreciation is calculated on a pro-rata basis.

Minor-value assets are written down in full in the year in which they are acquired and are stated in the list of assets as disposals and additions.

Financial assets are stated at acquisition costs. In the event of a probable permanent reduction in value the regulation of section 253 (2) p. 3 HGB was taken into account.

Current assets

Accounts receivable and other assets

Accounts receivable from affiliated companies are stated with their nominal values.

Other assets are stated with their nominal value or payment amounts.

Cash in hand, cash at banks and cheques are stated with nominal value.

Provisions

Provisions for pensions and similar obligations are stated in accordance with section 6 a EStG with their current value established on the basis of actuarial principles using an interest rate of 6 % and established according to the tables 2005 G of Prof. Dr. K. Heubeck.

Tax provisions and other provisions are endowed with the value of estimated liabilities on the basis of a business-like manner, taking all recognisable risks and uncertain obligations into account.

Liabilities

Deposits from other banks, trade accounts payable, accounts payable to affiliated companies and other liabilities are stated in the amount due for repayment.

Currency Translation

In principle, balance sheet items as well as expenses and income in foreign currencies are translated into Euro using the exchange rates applicable on the reference date and transferred to the balance sheet and the income statement.

The security investments in Babcock & Brown Ltd. (Sydney) held in Australian Dollar together with the AUD loan taken out in order to refinance the share purchase together constitute a single valuation unit (special coverage). Accordingly, the securities as well as the refinancing loan are always converted into Euros using the foreign currency exchange rate applicable on the accounting reference date.

C. Notes to the Balance Sheet

The development of intangible assets, property, plant and equipment and financial assets in the course of financial 2006 are set out in the assets development in the appendix to these notes. Major items in the balance sheet are explained in the following:

Fixed assets

Intangible assets The purchase costs for acquired standard software including customizing costs were capitalised in the year under review. In addition to the scheduled depreciation, impairments to EDP software of € 463 thousands were recognised.

Financial assets

Shares in affiliated companies The book value of shares in affiliated companies declined by € 26,540 thousands to a total of € 4,340,027 thousands (previous year: € 4,366,566 thousands).

As part of the transfer of the international real estate financing business to Württembergische Hypothekenbank AG (now trading as Hypo Real Estate Bank International AG, Stuttgart), the investment in Hypo Real Estate Bank International, Dublin (now trading as Hypo Public Finance Bank) together with its participations was structured under the new Hypo Real Estate Bank International AG with effect from 1 January 2006. An increase of € 40 million in shares in affiliated companies is attributable to the capital increase carried out at the beginning of the year. The disposal of € 69,409 thousands is attributable to the share buy-back programme of Hypo Real Estate Bank International AG. The company bought back a total of 1.3 million shares for a price of € 130 million with purchase agreements of 6 September and 17 October 2006. The book value of the investment in Hypo Real Estate Bank International AG amounted to € 2,600,284 thousands at the end of the financial year.

All shares in GfA-Gesellschaft für Anwendungssoftware mbH, Stuttgart, and GfR-Gesellschaft für Rechenzentrumsleistungen mbH, Stuttgart, were acquired in the year under review. The two companies have merged to form Hypo Real Estate Systems GmbH. The book value of the investment is € 2,869 thousands.

The book values of Hypo Real Estate Bank AG and PBI-Beteiligungs-GmbH (in liquidation) were unchanged in the year under review.

Loans to affiliated companies This item shows the loan of € 90,000 thousands extended to Hypo Real Estate Bank International AG in the fourth quarter of 2006.

Security investments A stake of approx. 2.2 % in the Australian investment and consultancy company Babcock & Brown Ltd. (Sydney) was acquired in the year under review. The book value of these securities is € 89,869 thousands.

Accounts receivable and other assets

Receivables from affiliated companies Receivables from affiliated companies amounted to € 412,958 thousands (previous year: € 334,623 thousands). Of this figure, € 128,699 thousands (previous year: € 265,383 thousands) is attributable to the receivable arising from the simultaneous receipt of the dividend of Hypo Real Estate Bank AG, Munich, and € 283,281 thousands (previous year: € 68,882 thousands) is attributable to receivables arising from the profit and loss transfer agreement with Hypo Real Estate Bank International AG, Stuttgart.

Other assets Other assets include, as the largest item, a claim from the reinsurance policy concluded in 2005 vis-à-vis Allianz Lebensversicherung AG in the amount of € 24,447 thousands.

Remaining maturities All receivables have a remaining maturity of up to one year.

Deferred charges and prepaid expenses This item includes amounts from accrued/deferred discounts in the amount of € 114 thousands (previous year: € 228 thousands).

Equity capital

Subscribed capital The subscribed capital of the Company comprises € 134,072,175 no-par value bearer ordinary shares (WKN 802770), each with a theoretical nominal amount of € 3.00. Preferred bearer shares (3,638,400 no-par shares) without voting rights (WKN 802771) were converted into ordinary shares.

At the end of the year reported, the approved capital is € 201,108,261.00 nominal, which is terminable up to the 3rd June 2009. In the case of capital increases against contributions in kind, the subscription right can be excluded. If the capital is increased against cash deposits, the shareholders are to be granted a subscription right. Thereby, however, the shareholder's sub-scription right can be excluded for peak amounts.

There is limited conditional capital terminable up to the 3rd June 2009 in the amount of € 40,221,651.00 upon which option rights or conversion rights from treasury bonds with subscription rights to shares can be issued in as much as own shares are not deployed for servicing purposes.

The Management Board has so far not taken advantage of these authorization by the Annual General Meeting 2004.

Participatory capital As part of the spin-off and establishment process, the company took on participatory capital of € 102,258 thousands. The bearer participating certificates comprise two million units, each with a nominal amount of DM 100.

The owners of the participating certificates are entitled to an annual coupon of 6.75 % of the nominal amount; this entitlement enjoys priority over the shareholders' entitlement to a dividend payment. The entitlement to a coupon payment is diminished (non-cumulative entitlement) to the extent that such a coupon payment would result in a net loss.

The nominal amount is due for repayment – subject to any participation in losses – on the day after the shareholders' meeting which is responsible for resolutions with regard to the financial year 2007. Participation in any net loss reduces the entitlement to repayment on a pro-rata basis. Any net profits in subsequent years increase the entitlement to repayment maximum to the nominal amount. All other creditors of the company are ranked higher than the participating certificates. If the company becomes insolvent or is liquidated, payments in relation to the participating certificates shall be made after all other creditors' claims have been settled, and before the rights of shareholders are settled.

During the financial year 2003, the company purchased its own participating certificates worth DM 10,042,800. This amount was deducted from the corresponding position at the liabilities side of the balance sheet. The company did not purchase any more of its own participating certificates during the financial years 2004 to 2006.

Retained earnings As of 31st December 2006 € 185,000 thousands were allocated to retained earnings.

Profit available for distribution Profit available for distribution includes the profit carried forward from the previous year in the amount of € 681 thousands.

Reconciliation between net income and profit available for distribution

in €	2006	2005
Net income	385,951,770.61	481,441,775.46
Profit brought forward from previous year	681,088.98	6,811,488.53
Allocation to retained earnings	185,000,000.00	240,000,000.00
Profit available for distribution	**201,632,859.59**	**248,253,263.99**

The following proposals are submitted to the Annual General Meeting as to how the accumulated profits are to be used:

Proposed appropriation of profit available for distribution

in €	Units	Amount per share	Total
Profit available for distribution as of 31.12.2006			**201,632,859.59**
Dividend for ordinary shares	134,072,175	1.50	201,108,262.50
Profit carried forward to new account			**524,597.09**

Provisions

Provisions for pensions and similar obligations have increased compared with the previous year as a result of new or amended pension commitments.

The tax provisions of € 26,466 thousands (previous year: € 5,009 thousands) resulted from the earnings of the Company, including the earnings from the profit-and-loss transfer agreement with the Hypo Real Estate Bank International AG. Due to the minimum taxation rules an offsetting against existing capitalised losses carried forward is only possible at a flat rate of 60 %. Any prepayments are considered already.

The other provisions in the amount of € 6,168 thousands (previous year: € 8,613 thousands) include, amongst other things, provisions for employment and contracts with executive bodies in the amount of € 3,392 thousands (previous year: € 6,288 thousands) as well as provisions for the annual audit in the amount of € 288 thousands (previous year: € 242 thousands).

Liabilities

Remaining maturities and details on collateralisation Liabilities do not contain any amounts with remaining maturities of more than five years. In the year reported, there was no collateralisation via liens on outstanding accounts and similar rights.

List of liabilities

in €		Remaining period to maturity up to one year	Remaining period to maturity betwenn one and five years
Deposits from other banks	2006	1,858,266.66	200,000,000.00
	2005	1,281,444.44	200,000,000.00
Accounts payable, trade	2006	1,515,442.85	—
	2005	349,210.90	—
Accounts payable to affiliated companies	2006	125,880,822.21	—
	2005	210,158,437.98	—
Other liabilities	2006	8,862,456.62	—
	2005	7,001,174.78	—
Thereof: liabilities to holders of participatory rights	2006	6,555,841.51	—
	2005	6,555,841.26	—
		138,116,988.34	**200,000,000.00**

Off-balance sheet liabilities Relating to the medium term note (MTN) program, issued by the subsidiary company, Hypo Public Finance Bank (the former Hypo Real Estate Bank International, Dublin), the Company has assumed an unlimited guarantee in favour of the creditors. As part of the process of contributing the international real estate financing business of the former Hypo Real Estate Bank International, Dublin, most of the MTN program was transferred to Hypo Real Estate Bank International AG. The contingent liability is amounting to € 5,158,903 thousands (previous year: € 6,183,042 thousands) on the reference date and contains both the nominal and interest liabilities. Deviating currencies were converted on the reference date.

By updating the prospectus, the Company no longer assumes any guarantee for treasury bonds issued after the end of April 2005.

D. Notes to the income statement

Other operating income The largest item in other operating income results from the sale of shareholdings of Hypo Real Estate Bank International AG, amounting to € 60,591 thousands (previous year: € 47,677 thousands). In addition there is also income included from the forward invoicing of services within Hypo Real Estate Group in the amount of € 2,481 thousands (previous year: € 1,865 thousands).

Other operating expenses Apart from insurance, contributions and charges in the amount of € 2,117 thousands (previous year: € 1,943 thousands), other operating expenses included disbursements for legal, tax and other consultancy services. For the financial year, the annual auditor for the Company received a fee in the amount of € 1,939 thousands (previous year: € 1,191 thousands). The breakdown of this is as follows:

- € 1,048 thousands for Audit of the Annual Financial Statements, of the Group's Annual Financial Statements as well as the review of the Interim Financial Statements;
- € 3 thousands for tax consultancy services;
- € 887 thousands for other services.

Income from investments Due to the in-phase capitalisation of a dividend claim against the Hypo Real Estate Bank AG, income of € 128,699 thousands (previous year: € 265,383 thousands) was recorded. Last year's dividend comprised a reversal of free capital reserves of € 212,000 thousands.

Income and expenses arising from profit-and-loss transfer Based upon the profit-and-loss transfer agreement concluded between the Hypo Real Estate Bank International AG and the Hypo Real Estate Holding AG, a profit in the amount of € 283,281 thousands (previous year: € 15,882 thousands after granted subsidies) was transferred in the reporting year. The profit transfer benefits from the profit contribution of the transferred international real estate financing business.

Extraordinary result The extraordinary expenses of the previous year (€ 3,450 thousands) represent restructuring expenses, which result from consultancy services relating to the new of Hypo Real Estate Group.

Taxes on income imposed on result for ordinary activities Relating to the spin-off, a cor-poration tax and trade tax loss was transferred to Hypo Real Estate Holding AG. Despite the further availability of the loss carry forwards the minimum taxation rules, mean that tax expenses totalling € 35,735 thousands have been incurred. This amount includes an exceptional income from capitalised corporate income tax claims of € 1,328 thousands. Tax loss carry forwards amounted to € 202,179 thousands as of 31 December 2006.

E. Additional information

Liability The Company has provided the loss indemnification statement for Württembergische Hypothekenbank AG and Hypo Real Estate Bank AG specified in accordance with prevailing statutes to the Einlagensicherungsfonds (desposit guarantee fund) within the Bundesverband deutscher Banken e.V., Berlin.

In addition, a full guarantee was provided by the company for debt instruments issued as part of the medium term note program (issue framework € 10,000,000 thousands) of Hypo Public Finance Bank (the former Hypo Real Estate Bank International, Dublin). This guarantee is only applicable for debt instruments issued by the end of April 2005 as a result of the reorganisation within the Hypo Real Estate Group. As part of the process of contributing the international real estate financing business of Hypo Public Finance Bank to Hypo Real Estate Bank International AG, Stuttgart, which took place as of 1 January 2006, most of the MTN program was transferred to Hypo Real Estate Bank International AG.

Statement of responsibility For the following companies, Hypo Real Estate Holding AG ensures that they are able to meet their contractual obligations (with the exception of political risk):

- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Bank AG, Munich

Other financial obligations There are no other financial obligations.

Average number of persons employed during the financial year, broken down by categories In the year under review, Hypo Real Estate Holding AG employed 76 persons (previous year: 59). 69 persons (previous year: 55) of this figure were full-time employees and seven persons (previous year: four) were part-time employees.

Mandates of the Management Board

as of 7.3.2007	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke (Chairman of the Management Board)	Hypo Real Estate Bank AG, Munich (Chairman of the Supervisory Board) Hypo Real Estate Bank International AG, Stuttgart (Chairman of the Supervisory Board)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board from 31.1.2007)
Stephan Bub	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board) Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board)	Hypo Pfandbrief Bank International S.A., Luxembourg (Chairman of the Administrative Board) Hypo Capital Markets, Inc., New York/USA (Chairman of the Board) Hypo Public Finance USA, Inc., New York/USA (Chairman of the Board) HARDT GROUP Investments AG, Vienna/Austria (Deputy Chairman of the Supervisory Board)
Dr. Paul Eisele	Hypo Real Estate Bank AG, Munich (Deputy Chairman of the Supervisory Board until 31.1.2007)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board until 31.1.2007)
Dr. Markus Fell	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board until 15.2.2007, Deputy Chairman of the Supervisory Board from 16.2.2007) Hypo Real Estate Bank International AG, Stuttgart (First Deputy Chairman of the Supervisory Board) Hypo Real Estate Systems GmbH, Stuttgart (Chairman of the Supervisory Board from 31.1.2006)	Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board) Hypo Real Estate Capital Ltd., London/Great Britain (Director) Hypo Real Estate Capital Japan Corp., Tokyo/Japan (Director until 28.2.2006)
Thomas Glynn (Deputy Member of the Management Board from 1.2.2007)	Collineo Asset Management GmbH, Dortmund (Member of the Administrative Board)	Collineo Asset Management USA Inc, USA (Member of the Board of Directors)
Dr. Robert Grassinger (Deputy Member of the Management Board from 1.2.2007)	Hypo Real Estate Systems GmbH, Stuttgart (Member of the Supervisory Board, until 31.12.2006)	
Frank Lamby	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board from 1.2.2007)	
Bettina von Oesterreich (Deputy Member of the Management Board from 1.2.2007)		Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board of Directors from 1.3.2006) Hypo Real Estate Capital Corporation, New York/USA (Non-Executive Member of the Board) Quadra Realty Trust, Inc., New York (US REIT) (Member of the Board from 15.2.2007)

Mandates of the Supervisory Board

as of 7.3.2007	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz (Chairman of the Supervisory Board)	Deutsche Börse AG, Frankfurt/Main (Chairman of the Supervisory Board) ERGO-Versicherungs-AG, Duesseldorf (Member of the Supervisory Board until April 2006)	
Professor Dr. Klaus Pohle (Deputy Chairman of the Supervisory Board)	DWS Investment GmbH, Frankfurt/Main (Member of the Supervisory Board and Chairman of the Audit Committee)	COTY Inc., New York/USA (Non-Executive Member of the Board and Chairman of the Audit Committee) Sanofi-Aventis S.A., Paris/France (Administrateur and Chairman of the Audit Committee)

Mandates of the Supervisory Board

as of 7.3.2007	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Dr. Ferdinand Graf v. Ballestrem (passed away at 30.9.2006)	Renk AG, Augsburg (Deputy Chairman of the Supervisory Board) MAN Roland Druckmaschinen AG, Augsburg/Offenbach (Member of the Supervisory Board) Bayerische Versicherungsbank AG, Unterfoehring (Member of the Supervisory Board)	MAN Financial Services plc., Swindon/Great Britain (Chairman of the Board of Directors)
Dr. Frank Heintzeler (Member of the Supervisory Board from 14.11.2006)	Walter AG, Tuebingen (Chairman of the Supervisory Board) BWK GmbH Unternehmensbeteiligungsgesellschaft (Beteiligungsgesellschaft der LBBW), Stuttgart (Member of the Supervisory Board) Baden-Württembergische Bank, Stuttgart (Member of the Supervisory Board) Hypo Real Estate Bank International AG, Stuttgart (Member of the Supervisory Board until 31.12.2006)	
Antoine Jeancourt-Galignani		Société Nationale d'Assurances Group S.A.L., Beirut/Lebanon (Chairman of the Board) Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Supervisory Board) Gecina S.A., Paris/France (Director) Assurances Générales de France S.A., Paris/France (Director) Société Générale S.A., Paris/France (Director) Total S.A., Paris/France (Director) Kaufman & Broad S.A., Paris/France (Director) Oddo & Cie S.C.A., Paris/France (Member of the Supervisory Board)
Dr. Pieter Korteweg		DaimlerChrysler Nederland B.V., Utrecht/The Netherlands (Non-Executive Member of the Supervisory Board) Dutch Central Bureau of Statistics (CBS), Rijswijk/The Netherlands (Chairman of the Supervisory Board until 1.1.2006) Cerberus Global Investment Advisors, LLC, Baarn/The Netherlands (Senior Advisor) SSA Global Technologies Inc., Chicago/USA (Non-Executive Member of the Board until August 2006) Aozora Bank Ltd., Tokyo/Japan (Non-Executive Member of the Board) Development Fund Netherlands Antilles (SONA), Den Haag/The Netherlands (Executive Member of the Board) AerCap B.V., Schiphol/The Netherlands (Chairman of the Board)
Robert H. Mundheim (Member of the Supervisory Board until 31.1.2007)		Shearman & Sterling LLP, New York/USA (Of Counsel) Arnhold and S. Bleichroeder Holdings, Inc., New York/USA (Director) eCollege.com, Inc., Chicago/USA (Director)

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Management Board

in € thousand	2006 Basic salary	General expenses[1]	Deferred compensation	Profit-related components	Total	2005 Total
Georg Funke, Chairman	800	68	14	2,200	3,082	2,878
Stephan Bub	450	77	–	900	1,427	1,215
Dr. Paul Eisele	450	60	–	900	1,410	1,346
Dr. Markus Fell	450	59	11	1,000	1,520	1,382
Frank Lamby	450	44	–	1,000	1,494	1,365
Total[2]	**2,600**	**308**	**25**	**6,000**	**8,933**	**8,186**

[1] Includes, within limits, general expenses for fringe benefits, which underlie taxation and abroad also social security
[2] In addition individual contracts for pension commitments exist amounting to a percentage of the annual fixed remuneration

Pension commitments to members of Hypo Real Estate Holding AG's Management Board

in € thousand	2006 Provisions for pensions as of 31.12.	Additions to provisions for pensions
Georg Funke, Chairman	2,005	598
Stephan Bub	394	394
Dr. Paul Eisele[1]	2,592	150
Dr. Markus Fell	392	120
Frank Lamby	744	214
Total	**6,127**	**1,476**

[1] Due to service seniority at Hypo Real Estate Bank International AG pension entitlemet is in the balance sheet of Hypo Real Estate Bank International AG

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Supervisory Board

in € thousand	2006 Basic compensation	Compensation for function in the Nomination Committee	Remuneration for function in the Audit Committee	Value added tax	Total	2005 Total
Kurt F. Viermetz, Chairman	175	20	–	37	232	118
Dr. Ferdinand Graf von Ballestrem (until 30 September)	70	–	20	14	104	81
Dr. Frank Heintzeler (from 14 November)	12	–	3	3	18	–
Antoine Jeancourt-Galignani	70	–	20	17	107	81
Dr. Pieter Korteweg	70	10	–	15	95	77
Robert H. Mundheim	70	10	–	15	95	70
Prof. Dr. Klaus Pohle	105	10	40	30	185	117
Total	**572**	**50**	**83**	**131**	**836**	**544**

Remuneration paid to persons with key functions in the Group (Senior Management)[1]

in € thousand	2006 Total fixed remuneration[2]	Profit-related components[3]	Total	2005 Total
Total	**6,705**	**13,132**	**19,837**	**7,779**

[1] Members of the Management Board and executive vice presidents of the subsidiaries (excl. members of the Management Board of Hypo Holdings) as well as managers of Hypo Real Estate Systems GmbH and the heads of department of Hypo Real Estate Holding AG
[2] Includes, within limits, general expenses for fringe benefits, which underliy taxation and abroad also social security
[3] Profit-related remuneration for the year 2006, but partially paid 2007

Of the expenses incurred for the members of the Management Board, € 5,613 thousands have affected income of Hypo Real Estate Holding AG.

In 2006, the members of the Supervisory Board of Hypo Real Estate Holding AG did not receive any compensation for personal services. On the reference date for the financial statements, there were no receivables in respect of members of the Supervisory Board.

The following table sets out shares and share derivatives of Hypo Real Estate Holding AG which have been purchased or sold by members of the Supervisory Board and Management Board of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15a of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) (directors' dealings):

Directors' Dealing (§ 15a WpHG)

	Antoine Jeancourt-Galignani
Function as Member of the Executive bodies	Member of the Supervisory Board
Type of transaction	Purchase
Discription of financial instrument	Hypo Real Estate Holding AG bearer share
ISIN/WKN of financial instrument	DE0008027707/802770
Date of transaction	30.3.06
Place of transaction	Paris
Price	56.195 €
Number of items	2,000
Discription of underlying financial instrument	–
ISIN/WKN	–
Strike price	–
Price multiplier	–
Expiration date	–

On 31 December 2006, the members of the Management Board and Supervisory Board together held less than 1% of the total shares issued by Hypo Real Estate Holding AG. Georg Funke holds 30,876 shares. The stock of shares of Kurt F. Viermetz accounts for 50,000 shares.

Group membership

Name and registered offices of companies in which the company owns at least 20% as well as details of the extent of the capital stake, shareholders' equity and result of the last financial year for which financial statements are available. The list of shareholdings of Hypo Real Estate Holding AG as of 31 December 2006 is enclosed as an appendix. Additionally it will be published at electronic federal bulletin (elektronischer Bundesanzeiger).

Hypo Real Estate Holding AG, Munich

Munich, 27 February 2007

Georg Funke Stephan Bub Dr. Paul Eisele
Dr. Markus Fell Frank Lamby

Development of Fixed Assets

in €	Aquisition/production costs				
	Balance 1.1.2006	Additions	Disposals	Reclassifications	Balance 31.12.2006
Intangible assets					
Licenses and software	1,211,166.32	3,049,818.37	—	—	4,260,984.69
Property, plant and equipment					
Operational and office equipment	1,571,049.29	346,517.85	—	—	1,917,567.14
Financial assets					
Shares in affiliated companies	4,367,566,410.55	42,868,933.71	69,408,539.55	—	4,341,026,804.71
Loans to affiliated companies	—	90,000,000.00	—	—	90,000,000.00
Security investments	—	89,868,791.57	—	—	89,868,791.57
	4,367,566,410.55	222,737,725.28	69,408,539.55	—	4,520,895,596.28
	4,370,348,626.16	**226,134,061.50**	**69,408,539.55**	**—**	**4,527,074,148.11**

Depreciation/Amortusation				Carrying amounts	
Balance 1.1.2006	Depreciation/ Amortisation of the financial year	Disposals	Balance 31.12.2006	1.1.2006	31.12.2006
383,277.07	752,034.22	—	1,135,311.29	827,889.25	3,125,673.40
581,553.91	412,785.88	—	994,339.79	989,495.38	923,227.35
1,000,000.00	—	—	1,000,000.00	4,366,566,410.55	4,340,026,804.71
—	—	—	—	—	90,000,000.00
—	—	—	—	—	89,868,791.57
1,000,000.00	—	—	1,000,000.00	4,366,566,410.55	4,519,895,596.28
1,964,830.98	**1,164,820.10**	**—**	**3,129,651.08**	**4,368,383,795.18**	**4,523,944,497.03**

Holdings of Hypo Real Estate Holding AG

Name and place of business	Interest in % total Sec 16 (4) Stock Corp. Akt	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
Subsidiaries							
Consolidated subsidiaries							
Banks and financial institutions							
Domestic banks and financial institutions							
Hypo Real Estate Bank AG, Munich	100.00%	–	€	73,272,784	1,964,809	128,561	–
Hypo Real Estate Bank International AG, Stuttgart	100.00%	–	€	57,225,870	2,393,529	[1]	–
Foreign banks and financial institutions							
Hypo Public Finance USA Inc., New York	100.00%	100.00%	US$	803,574	53,331	4,262	–
Hypo Capital Markets Inc., New York	100.00%	100.00%	US$	5,671	4,502	234	–
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99%	99.99%	€	9,294,998	106,722	6,200	–
Hypo Public Finance Bank, Dublin	99.99%	99.99%	€	27,199,150	1,803,908	177,322	–
Hypo Real Estate Capital Hong Kong Corp. Limited, Hongkong	100.00%	100.00%	HK$	577,282	–14,551	–24,551	–
Hypo Real Estate Capital India Corp., Private Ltd., Mumbai	100.00%	100.00%	INR	394,378	278,848	–	–
Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore	100.00%	100.00%	SG$	1,730	1,545	–473	–
Other consolidates subsidiaries							
Collineo Asset Management GmbH, Dortmund	100.00%	100.00%	€	16,182	13,280	2,315	–
Collineo Asset Management USA Inc., New York	100.00%	100.00%	US$	2,895	1,053	294	–
Hypo Real Estate Transactions S.A.S., Paris	100.00%	100.00%	€	242,889	–6	–34	–
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	GB£	40	–	–	–
Hypo Property Investment Ltd., London	100.00%	100.00%	GB£	340	340	6	–
Hypo Property Participation Ltd., London	100.00%	100.00%	GB£	200	200	–	–
Hypo Property Services Ltd., London	100.00%	100.00%	GB£	102	102	1	–
Hypo Real Estate Capital Corp., New York (sub-group)	100.00%	100.00%	US$	5,072,318	402,713	13,788	–
Hypo Real Estate Capital Japan Corp., Tokyo	100.00%	100.00%	JP¥	205,594,241	16,925,408	7,957	–
Hypo Real Estate Capital Ltd., London (sub-group)	100.00%	100.00%	GB£	55,778	53,798	1,517	–
Hypo Real Estate Investment Banking Ltd., London	100.00%	100.00%	GB£	474	205	5	–

[1] Profit/loss transfer to partners due to profit-and-loss-transfer agreement

Holdings of Hypo Real Estate Holding AG

Name and place of business	Interest in % total Sec 16 (4) Stock Corp. Akt	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
Isar East 60th Street LLC, New York	100.00 %	100.00 %	US$	6,639	–	–	–
Isar Gotham West 38th Street LLC, New York	100.00 %	100.00 %	US$	6,540	1	–	–
Isar RP Member LLC, New York	100.00 %	100.00 %	US$	–	–	–	–
Isar Two Columbus LLC, New York	100.00 %	100.00 %	US$	806	–	–	–
Liffey 451 LLC, New York	100.00 %	100.00 %	US$	3,670	3,269	998	–
The Greater Manchester Property Enterprise Fund Ltd., London	100.00 %	100.00 %	GB£	123	123	–	–
WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld	94.00 %	94.00 %	€	165,167	114,047	1,933	–
WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld	100.00 %	94.00 %	€	58,105	58,097	−211	–
Zamara Investments Ltd., Gibraltar	100.00 %	100.00 %	GB£	10,395	10,395	468	–
Non-consolidated subsidiaries							
Other non-consolidated subsidiaries							
Frappant Altona GmbH, Munich	94.00 %	94.00 %	€	11,424	25	[2]	–
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00 %	94.00 %	€	4,043	904	[1]	–
GfI-Gesellschaft für Immobilienentwicklung und -verwaltung mbH, Stuttgart	100.00 %	100.00 %	€	347	178	27	1.1.– 31.12.2005
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Munich	93.95 %	93.95 %	€	2,100	2,072	[1]	–
Högni Portfolio GmbH, Munich	100.00 %	100.00 %	€	25	25	–	–
Hypo Dublin Properties Limited, Dublin	100.00 %	100.00 %	€	7	−84	71	1.1.– 31.12.2004
Hypo Real Estate Systems GmbH, Stuttgart	100.00%	–	€	11,020	3,111	1,984	1.1.– 31.12.2005
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00 %	100.00 %	€	31	31	1	–
IMMO Immobilien Management GmbH & Co. KG, Munich	94.00 %	94.00 %	€	66,388	−181	−9,084	–
IMMO Invest Gewerbe GmbH, Munich	100.00 %	100.00 %	€	26	26	[1]	–
IMMO Invest Real Estate GmbH, Munich	100.00 %	100.00 %	€	29	28	[1]	–
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00 %	100.00 %	€	23	23	[1]	–
IMMO Trading GmbH, Munich	100.00 %	100.00 %	€	1,829	525	[1]	–

[1] Profit transfer by shareholders on the basis of profit and loss transfer agreements
[2] Profit transferred by Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich, on the basis of the profit and loss transfer agreement

Holdings of Hypo Real Estate Holding AG

Name and place of business	Interest in % total Sec 16 (4) Stock Corp. Akt	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	94.00%	94.00%	€	923	78	[1]	—
PBI-Beteiligungs-GmbH i.L, Munich	100.00%	83.33%	€	51,817	51,538	8	1.1.–31.12.2005
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	94.00%	94.00%	€	67,102	−3,880	−3,880	—
WestHyp Immobilien Holding GmbH, Munich	100.00%	100.00%	€	965	598	−296	1.1.–31.12.2005
WGS Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00%	100.00%	€	229	122	81	1.1.–31.12.2005
WH-Erste Grundstücks Verwaltungs GmbH, Schoenefeld	100.00%	100.00%	€	279	225	117	1.1.–31.12.2005
WH-Zweite Grundstücks Verwaltungs GmbH, Schoenefeld	100.00%	100.00%	€	20	19	−1	1.1.–31.12.2005
WHI Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.00%	100.00%	€	297	194	38	1.1.–31.12.2005
Other Investments							
Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18%	—	€	1,690,149	115,621	2,433	1.1.–31.12.2005
Other companies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00%	32.00%	€	666	—	−46	1.1.–31.12.2005
Ägir Vermögensverwaltung GmbH & Co. KG, Munich	0.01%	0.01%	€	27,010	26,789	−135	1.1.–31.12.2005
Airport Bureau Verwaltungs GmbH, Berlin	32.00%	32.00%	€	305	—	−372	1.1.–31.12.2005
Amorfos Grundstücksgesellschaft mbH & Co. KG, Gruenwald	2.50%	2.50%	€	33,592	−12,088	934	1.1.–31.12.2005
Babcock & Brown Limited, Sydney	2.20%	2.20%	AU$	859,812	597,709	23,938	1.1.–31.12.2005
Burleigh Court (Barnsley) Management Limited, London	20.00%	20.00%	GB£	—	—	—	—
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30%	3.30%	€	11,531	2.143	142	1.1.–31.12.2005
GWG Gemeinnützige Wohnstätten- und Siedlungsgesellschaften mbH, Munich	>0%	>0%	€	905,381	181,059	11,990	1.1.–31.12.2005
Illit Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	5.00%	5.00%	€	71,779	−13,971	−1,633	1.1.–31.12.2004
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	10.00%	10.00%	€	104,368	−47,976	241	1.1.–31.12.2005
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Gruenwald	2.50%	2.50%	€	20,846	—	206	1.1.–31.12.2005
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Duesseldorf	>0%	>0%	€	1,396,500	170,114	−21,295	1.1.–31.12.2005

[1] Profit/loss transfer to partners due to profit-and-loss-transfer agreement

Holdings of Hypo Real Estate Holding AG

Name and place of business	Interest in % total Sec 16 (4) Stock Corp. Akt	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/ loss in thousand	Alternative financial year
LHI Immobilienfonds Verwaltungs GmbH & Co. Objekt Hettstedt KG, Munich	5.09 %	5.09 %	€	13,721	−4,006	696	1.1.– 31.12.2005
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00 %	50.00 %	€	29	28	—	1.1.– 31.12.2005
SANO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Duesseldorf	33.33 %	33.33 %	€	15,901	−3,967	−412	1.1.– 31.12.2005
SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Duesseldorf	33.33 %	33.33 %	€	33,977	−6,157	−677	1.1.– 31.12.2005
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00 %	50.00 %	€	30,161	29,286	−86	1.1.– 31.12.2005
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00 %	32.00 %	€	12,164	—	290	1.1.– 31.12.2005
WILMA Bouwfonds Bauprojekte GmbH & Co. "An den Teichen" KG, Ratingen	5.00 %	5.00 %	€	130	54	−69	1.1.– 31.12.2005
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.00 %	33.00 %	€	12,460	−3,547	−166	1.1.– 31.12.2005

Exchange rates

as of 31.12.2006		
Australia	1 € =	AU$ 1.6691
Great Britain	1 € =	GB£ 0.6715
Hongkong	1 € =	HK$ 10.2409
India	1 € =	INR 58.235
Japan	1 € =	JP¥ 156.93
Singapore	1 € =	SG$ 2.0202
USA	1 € =	US$ 1.3170

We have rendered our unqualified audit opinion as follows:

"Auditor's Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system and the management report of the Hypo Real Estate Holding AG, Munich, for the business year from January 1, 2006 to December 31, 2006. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in determination of audit procedures. The effectiveness of the accounting related internal control system and evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. The management report is consistent with the financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development."

Munich, March 1, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Paskert	Peter
Wirtschaftsprüfer	Wirtschaftsprüfer

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

Press release

Hypo Real Estate Group sets the scene for further growth

- **Real estate financier has published financial statements for 2006**
- **Adjusted consolidated net income stated as EUR 429 million**
- **Total new business of more than EUR 34 billion considerably higher than expectations**
- **Return on equity after taxes up to 9.9%**
- **Further considerable earnings growth expected for 2007**
- **Approx. EUR 300 million hybrid capital will be raised in H1 2007**
- **Georg Funke: "Consistent progress towards becoming an asset finance house has been started"**

Munich, 14 March 2007: Following a very successful year in 2006, the Hypo Real Estate Group has now set the scene for a new development phase. As a result of consistently developing the business model from being a financier of large volume commercial real estate and towards that of a more broadly asset based asset finance house for various asset classes, the Group will develop additional growth and establish the conditions necessary for a further increase in profitability.

The Group has today published the annual financial statements for 2006, after having announced the preliminary data on 29/30 January 2007. Net income before taxes amounted to EUR 571 million in 2006. At EUR 34.2 billion, total new business – including securitisations and syndications as well as financing of other asset classes – exceeded expectations considerably. Shareholders are to benefit from the positive development in business by way of a 50% increase in the divided to EUR 1.50 per share, which will be proposed by the Management Board and Supervisory Board to the annual general meeting on 23 May 2007 (previous year: EUR 1.00 per share).

Income statement for 2006: Group

- Total **operating revenues** (the sum of net interest income and net commission income, net trading income, net income from investments and the balance of other operating income/expenses) have increased by 14% to EUR 1.08 billion (2005: EUR 946 million). They were accordingly higher than the budget figure of EUR 1 billion.
    - All major revenue types have contributed to this growth. **Net interest income** improved by approx. 12% to EUR 811 million (2005: EUR 722 million), due to the strong new business of previous years and also due to an improved average margin in the German real estate financing portfolio. **Net commission income** increased by 16% to EUR 145 million (2005: EUR 125 million), also as a result of the contribution to results made by Hypo Public Finance Bank in Dublin which commenced operations at the beginning of 2006. **Net trading income and net income from investments** have also improved.
- Despite the considerable growth in the portfolio, **provisions for losses on loans and advances** increased only slightly to EUR 159 million (2005: EUR 151 million).
- **General administrative expenses** increased by approx. 6% from EUR 317 million to EUR 335 million, mainly due to the expansion of the segments Hypo Real Estate International and Hypo Public Finance Bank. As a result of the stronger growth in operating revenues, the **cost-income ratio** improved by 2.5 percentage points to 31.0 %.
- **Consolidated net income before taxes** is reported as EUR 571 million, approx. 29% higher than the corresponding previous year figure of EUR 443 million. The two figures both include a positive effect attributable to the change in the accounting policy for measuring allowances for losses on loans and advances (EUR 30 million compared with EUR 35 million in the previous year) and the negative effect attributable to restructuring expenses (EUR 17 million compared with EUR 34 million). Adjusted by

these effects, net income before taxes amounted to EUR 558 million, and was thus completely within the range of EUR 550 to 560 million.

- **Net income after taxes** amounted to EUR 542 million, and was thus approx. 43% higher than the corresponding previous year figure (EUR 380 million). This includes deferred tax income from capitalised losses carried forward of EUR 51 million (2005: EUR 46 million). As announced at the end of last year, so-called income of capitalised corporate income tax claims of EUR 62 million were also recognised within the framework of the company tax reform. Adjusted by both effects, consolidated net income increased by 28% to EUR 429 million (2005: EUR 334 million).
- **Return on equity after taxes** – also adjusted by the two positive tax effects – amounted to 9.9% (2005: 8.1%), and was considerably higher than the originally announced target of at least 9.0%.

New business 2006

New real estate financing business in 2006 increased to EUR 26.6 billion, and thus considerably exceeded the already high previous figure of EUR 22.3 billion (+19%). Growth was particularly strong in the USA, Great Britain and in Germany. This figure does not include the international financing portfolio (EUR 3.3 billion) acquired from **AHBR** in the summer of 2006. A further EUR 2.4 billion of new business was acquired as a result of **securitisations and syndications**. And the newly established segment Hypo Public Finance Bank contributed EUR 1.9 billion to **infrastructure and asset-based** financing. Overall, new business in the Group amounted to EUR 34.2 billion.

Balance sheet development 2006: Group

- **Total volume of lending** increased to EUR 94.8 billion as of 31 December 2006, compared with EUR 92.4 billion at the end of 2005 (+3%).
- **Risk weighted assets** increased by EUR 10.1 billion compared with the previous reverence date, namely to EUR 66.4 billion. This was due to the strong new business and the acquisition of the AHBR portfolio.

- At the end of 2006, the Hypo Real Estate Group reported **equity funds** of approx. EUR 6.7 billion, compared with EUR 6.3 billion at the end of the previous year. The **core capital ratio** was a sound 7.0% (31 December 2005: 7.8 %), and the **equity funds ratio** was 9.3 % (31 December 2005: 10.8 %).

Information concerning the business development in 2006 of the segments

Commercial Real Estate

As announced on 29/30 January 2007, domestic and international business in commercial real estate financing has been combined in the new reporting segment "Commercial Real Estate" since the beginning of the current financial year. Several key financials for 2006 on the basis of pro-forma figures are set out in the following:

- The new segment generated **operating revenues** of approx. EUR 1.01 billion *(segment Hypo Real Estate International EUR 639 million + segment Hypo Real Estate Germany EUR 367 million)*, approx. 13% more than in the year 2005 (EUR 891 million). The growth driver in this respect was net interest income (+13%).
- **Net income before taxes** improved by 22% from EUR 485 million to EUR 592 million (*segment Hypo Real Estate International EUR 423 million + segment Hypo Real Estate Germany EUR 169 million).*
- **Return on equity after taxes** adjusted by the tax exceptional effects increased from 9.7% to 10.8%. Return on equity after taxes for international business amounted to 13.3%, and the corresponding figure for business in Germany was 7.7%.

Hypo Public Finance Bank (Asset Finance & Asset Management)

- This segment commenced operations at the beginning of 2006, and has reported a successful first financial year. As a result of commencing business with infrastructure financing and also by expanding capital market business, the Group's activities have been diversified by way of extending the value chain.

- **Operating revenues** increased by 60% to EUR 96 million (2005: EUR 60 million), not least as a result of better net commission income (EUR +15 million compared with the previous year).
- **Net income before taxes** amounted to EUR 47 million. It was more than double the previous year figure (EUR 18 million) and also considerably higher than the target range of EUR 25 to 35 million.
- **Return on equity after taxes** improved from 7.9% to 9.7%.

Outlook for 2007

For financial 2007, the Management Board expects that the Group will be able to continue the positive business development of previous years. This means the following in specific terms:

- **New business** in real estate financing and in infrastructure financing/asset-based finance is expected to be at least EUR 25 billion with an average return (IRR) of 13% after taxes. Securitisation and Syndication business is expected to reach at least EUR 10 billion (thereof EUR 5 billion out of the existing, non-strategic German portfolio).
- **Operating revenues** are expected to rise to more than EUR 1.2 billion, primarily as a result of growth in net interest income and net commission income.
- **Provisions for losses on loans and advances** are expected to be between EUR 150 and 160 million, roughly in line with the corresponding previous year figure.
- **General administrative expenses** are expected to increase moderately to EUR 360 to EUR 370 million.
- The **cost-income ratio** is expected to decline further to below 30%.
- **Net income before taxes** is expected to be at least EUR 680 million, involving growth of at least 20%.
- A range of 11 to 12% has been set as the target for **return on equity after taxes.**
- The **core capital ratio** is expected to be 7.0% in 2007. This figure has assumed an issue of hybrid capital. The plan is to raise approx. EUR 300 million of hybrid capital in the first half of this year.

Strategic growth measures

As communicated at the end of January of this year, the Management Board and Supervisory Board of Hypo Real Estate Holding have defined the main steps and measures necessary for initiating a new phase of growth at the Hypo Real Estate Group. The key points are as follows:

- **Diversifications of asset classes**: Without losing its profile as a financier of larger volume commercial real estate with world-wide operations and also without neglecting growth opportunities in this business, the Hypo Real Estate Group will also apply its financial engineering knowledge to other asset classes such as roads and mobile assets. The purpose is to broaden the earnings base and the risk profile of the Group. The crucial factor is that it has to be possible for future cash flows of the loans covered by assets to be forecast reliably.
- **Strengthening of distribution channels:** The distribution channels into the secondary markets (such as securitisation business) which were set up last year are to be established as a new value driver of the Group. The traditional buy-and-hold strategy will accordingly be increasingly replaced by a buy and distribute strategy.
- The value chain is to be extended by **expanding asset management.** This comprises the management of financing risks which are backed mainly by real estate as assets.
- **Active portfolio management** will be introduced at Hypo Real Estate Holding with the aim of optimising the risk and return profile of the existing portfolio. In the past, the operating entities have been responsible for management.
- In addition to the combination of the previous segments Hypo Real Estate International and Hypo Real Estate Germany to form the segment "**Commercial Real Estate**", a second segment "**Asset Finance and Asset Management**" has also been created. This comprises all asset-based finance activities (apart from real estate financing), capital markets and asset management. The new segment organisation does not have any impact on the legal structure of the Group with the three entities Hypo Real Estate Bank International

AG in Stuttgart, Hypo Real Estate Bank AG, Munich, and Hypo Public Finance Bank, Dublin.

Georg Funke, CEO of Hypo Real Estate Holding AG: "The Hypo Real Estate Group has shown what it is capable of in 2006. The considerable growth in operations, the further reduction in the cost-income-ratio and the significant increase in results are the signs of a successful financial year. We have every reason to be satisfied with what we have achieved. Now it is time for the next phase of development, in which the Group will gradually change from being a real estate financier and become an asset finance house. We have already commenced this consistent strategic further development by way of numerous organisational changes".

Press contact:
Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Hypo Real Estate Group (IFRS)

Income statement for the period from 1 January to 31 December 2006

Income/expenses in € million

	2006	2005	Change	
			in € million	in %
Interest income	7,504	7,111	393	5.5
Interest expenses	6,693	6,389	304	4.8
Net interest income	**811**	**722**	89	12.3
Provisions for losses on loans and advances	159	151	8	5.3
Net interest income after provisions for losses on loans and advances	**652**	**571**	81	14.2
Commission income	190	171	19	11.1
Commission expenses	45	46	-1	-2.2
Net commission income	**145**	**125**	20	16.0
Net trading income	38	27	11	40.7
Net income from investments	86	67	19	28.4
General administrative expenses	335	317	18	5.7
Balance of other operating income/expenses	2	5	-3	-60.0
Operating profit/loss	**588**	**478**	110	23.0
Balance of other income/expenses	-17	-35	18	51.4
thereof:				
Restructuring expenses	17	34	-17	-50.0
Net income /loss before taxes	**571**	**443**	128	28.9
Taxes on income	29	63	-34	-54.0
thereof:				
Deferred taxes on capitalised losses carried forward	-51	-46	-5	-10.9
Income of capitalised corporate income tax claims	-62	0	-62	> -100.0
Net income/loss	**542**	**380**	162	42.6
attributable to:				
Equity holders (consolidated profit)	542	380	162	42.6
Minority interest	0	0	0	0.0
	542	**380**	162	42.6

Hypo Real Estate Group
Income statement by business segment

Income/expenses in € million

		HREI	HREGe	HPFB	Other/ consolidation	HREG
Net interest income						
	2006	464	331	34	-18	811
	2005	384	320	25	-7	722
Provisions for losses on loans and advances						
	2006	43	113	3	0	159
	2005	29	122	0	0	151
Net interest income after provisions for losses on loans and advances						
	2006	**421**	**218**	**31**	**-18**	**652**
	2005	**355**	**198**	**25**	**-7**	**571**
Net commission income						
	2006	125	2	18	0	145
	2005	123	-1	3	0	125
Net trading income						
	2006	0	0	38	0	38
	2005	1	0	26	0	27
Net income from investments						
	2006	48	33	5	0	86
	2005	25	39	3	0	67
General administrative expenses						
	2006	173	85	46	31	335
	2005	156	98	42	21	317
Balance of other operating income/expenses						
	2006	2	1	1	-2	2
	2005	-1	1	3	2	5
Operating profit/loss						
	2006	**423**	**169**	**47**	**-51**	**588**
	2005	**347**	**139**	**18**	**-26**	**478**
Balance of other income/expenses						
	2006	0	0	0	-17	-17
	2005	-1	0	0	-34	-35
thereof: Restructuring expenses						
	2006	0	0	0	17	17
	2005	0	0	0	34	34
Net income/loss before taxes						
	2006	**423**	**169**	**47**	**-68**	**571**
	2005	**346**	**139**	**18**	**-60**	**443**
Taxes on income[1]						
	2006	106	25	11	0	142
	2005	59	38	2	10	109
Nett income/loss[1]						
	2006	**317**	**144**	**36**	**-68**	**429**
	2005	**287**	**101**	**16**	**-70**	**334**

[1] Excluding the effects from capitalised losses carried forward totalling € 51 million in HREG (2005: € 46 million) and income of capitalised corporate income tax claims amounting € 62 million

Hypo Real Estate Group
Summary of quarterly financial data

Hypo Real Estate Group

	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance (in € million)					
Operating revenues	250	264	266	270	282
Net interest income	193	197	198	208	208
Net commission income	31	34	35	33	43
Net trading income	1	11	6	14	7
Net income from investments	28	20	26	14	26
Balance of other operating income/expenses	-3	2	1	1	-2
Provisions for losses on loans and advances	38	43	44	36	36
General administrative expenses	89	80	79	86	90
Balance of other income/expenses (exluding restructuring expenses)	0	0	0	0	0
Net income/loss before taxes (excluding restructuring expenses)	123	141	143	148	156
Restructuring expenses	34	0	0	0	17
Net income/loss before taxes	89	141	143	148	139
Net income/loss[1]	75	104	105	109	111
Key indicators					
Total volume of lending (in € billion)	92.4	91.7	91.4	93.9	94.8
Risk assets compliant with BIS rules (in € billion)	56.3	58.1	59.8	64.8	66.4
Core capital ratio compliant with BIS rules (in %)	7.8[2]	7.6	7.4	6.9	7.0[2]
New real estate financing business (in € billion)	8.0	5.2	6.2	6.1	9.1
Employees	1,233	1,176	1,172	1,206	1,229

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance (in € million)					
Operating revenues	145	157	155	155	172
Net interest income	101	114	112	120	118
Net commission income	36	31	28	27	39
Net trading income	-2	0	0	0	0
Net income from investments	12	11	15	7	15
Balance of other operating income/expenses	-2	1	0	1	0
Provisions for losses on loans and advances	7	14	14	7	8
General administrative expenses	44	41	40	44	48
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	94	102	101	104	116
Net income/loss[1]	93	76	77	77	87
Key indicators					
Total volume of lending (in € billion)	37.7	38.4	39.4	40.9	40.5
Risk assets compliant with BIS rules (in € billion)	31.6	31.4	32.5	35.6	35.7
Core capital ratio compliant with BIS rules (in %)	7.5[2]	7.7	7.4	6.7	6.4[3]
New real estate financing business (in € billion)	6.2	3.8	4.7	4.4	7.1
Employees	474	455	466	494	503

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

[2] Based on allocated capital

[3] As per approved annual financial statements

Hypo Real Estate Group
Summary of quarterly financial data (cont'd)

Hypo Real Estate Germany

	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006	4th quarter 2006
Operating performance (in € million)					
Operating revenues	92	90	87	95	95
Net interest income	85	81	82	85	83
Net commission income	-3	1	-1	2	0
Net trading income	0	0	0	0	0
Net income from investments	13	8	7	7	11
Balance of other operating income/expenses	-3	0	-1	1	1
Provisions for losses on loans and advances	31	29	29	29	26
General administrative expenses	25	21	20	22	22
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	36	40	38	44	47
Net income/loss [1]	26	31	28	34	51
Key indicators					
Total volume of lending (in € billion)	53.6	53.8	52.3	52.9	52.0
Risk assets compliant with BIS rules (in € billion)	24.0	25.5	25.8	26.9	27.3
Core capital ratio compliant with BIS rules (in %)	7.7 [2]	7.2	7.1	6.8	6.7 [2]
New real estate financing business (in € billion)	1.8	1.4	1.5	1.7	2.0
Employees	520	483	475	480	477

[1] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

[2] As per approved annual financial statements

Hypo Public Finance Bank

	4th quarter 2005	1st quarter 2006	2nd quarter 2006	3rd quarter 2006	4th quarter 2006
Operating performance (in € million)					
Operating revenues	15	21	26	25	24
Net interest income	10	7	7	7	13
Net commission income	-2	2	8	4	4
Net trading income	3	11	6	14	7
Net income from investments	3	1	4	0	0
Balance of other operating income/expenses	1	0	1	0	0
Provisions for losses on loans and advances	0	0	1	0	2
General administrative expenses	14	11	11	13	11
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	1	10	14	12	11
Net income/loss	3	8	10	10	8
Key indicators					
Total volume of lending (in € billion)	1.6	2.5	2.5	2.8	5.2
Risk assets compliant with BIS rules (in € billion)	2.0	2.1	2.4	3.2	4.3
Core capital ratio compliant with BIS rules (in %)	15.0 [1]	14.7	13.6	10.6	8.4 [2]
Employees	175	170	161	158	167

[1] Based on allocated capital

[2] As per approved annual financial statements

Hypo Real Estate Group
Key ratios by business segment

Key ratios in %

	HREI	HREGe	HPFB	HREG
Cost-income ratio (based on operating revenues)				
2006	27.1	23.2	47.9	31.0
2005	29.3	27.3	70.0	33.5
Return on equity after taxes[1)]				
2006	13.3	7.7	9.7	9.9
2005	12.9	5.7	7.9	8.1

[1)] Excluding the effects from capitalised losses carried forward and income of capitalised corporate income tax claims

Balance sheet figures

Total assets in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
31.12.2006	57,419	81,964	28,404	-6,194	161,593
31.12.2005	52,695	86,279	19,139	-5,774	152,339

Volume of lending in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
31.12.2006	40,451	51,990	5,201	-2,814	94,828
31.12.2005	37,667	53,567	1,550	-416	92,368

Key capital ratios [based on German Commercial Code (HGB)]

	HREI	HREGe	HPFB	HREG
Risk-weighted assets in € billion				
31.12.2006	35.7	27.3	4.3	66.4
31.12.2005	31.6	24.0	2.0	56.3
Core capital ratio[1)] in %				
31.12.2006	6.4	6.7	8.4	7.0
31.12.2005	7.5	7.7	15.0	7.8

[1)] As per approved annual financial statements and after profit distribution

Further information:
The annual report for 2006 of the Hypo Real Estate Group is available on the internet at www.hyporealestate.com.

The accounts press conference of the Hypo Real Estate Group will be held today, at 10.00 hours a.m., on the premises of Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 Munich.

Press release

Hypo Real Estate Bank International AG securitises £ 596 million UK commercial mortgage loans

- **Successful launch of ESTATE UK-3**
- **Solid investor demand**

Munich/Stuttgart, 1 March 2007: Hypo Real Estate Bank International AG – a member of Hypo Real Estate Group – has successfully launched ESTATE UK-3, a partially funded synthetic securitisation transaction of UK commercial mortgages. The reference portfolio consists of 13 loans denominated in GBP with a total volume of around £ 596 million (equivalent to approx. € 890 million). The transaction is fully investment grade rated by Standard & Poor's and Moody's. Closing date of this transaction was 28.02.2007.

The risk of the portfolio was sold into the European capital markets using a Super Senior Credit Default Swap (CDS) and six classes of Credit Linked Notes (CLN): the AAA/Aaa-rated Class A1+ (CDS and CLN) accounting for 80.93%, the AAA/Aa1-rated Class A2 Notes accounting for 5%, the AA/Aa2-rated Class B Notes accounting for 6%, the A/A1 rated Class C Notes accounting for 4.12%, the BBB/A3 rated Class D Notes accounting for 1.38% and the BBB-/Baa3-rated Class E Notes accounting for 2.5% of the total portfolio.

The transaction was structured and arranged by Hypo Real Estate Bank International's securitisation team in Stuttgart.

Stephan Bub, Member of the Board of Hypo Real Estate Holding AG and responsible for Securitisation: „Hypo Real Estate Group will increasingly use securitisation as a distribution channel to access the secondary markets." **Fiona Gregan, European Head of Securitisation, adds**: „We were pleased with the solid investor demand for ESTATE UK-3 – reflecting the highest scoring CMBS awarded to it by Barclays last week.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

We intend to continue to issue off the ESTATE programme and to continue to offer investors similar strong investment opportunities through out 2007."

Hypo Real Estate Group: The ESTATE programme

ESTATE UK-3 is the next transaction under Hypo Real Estate Group´s securitisation programme "ESTATE" that will be used continually in different structural formats and follows on from the WuerttHyp securitisation programme. Under the programme "ESTATE" Hypo Real Estate Bank International AG, Hypo Public Finance Bank and Hypo Real Estate Bank AG will place CMBS of different countries, property types and risk profiles into global capital markets.

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

END